Exhibit 99
[ArvinMeritor Logo]
,
Dear ArvinMeritor, Inc. Stockholder:
     I am pleased to inform you that the board of directors of ArvinMeritor, Inc. has approved the distribution of all outstanding shares of common stock of Arvin Innovation, Inc., a wholly owned subsidiary of ArvinMeritor, to ArvinMeritor stockholders. Arvin Innovation will hold the assets and liabilities of ArvinMeritor’s Light Vehicle Systems business and certain other assets and liabilities as described in the attached information statement.
     The distribution will be made pursuant to a plan announced by ArvinMeritor on May 6, 2008 to separate its two principal operating businesses by spinning off its Light Vehicle Systems business, with the Commercial Vehicle Systems business remaining with ArvinMeritor. Upon the distribution of Arvin Innovation shares, ArvinMeritor stockholders will own 100% of the common stock of Arvin Innovation. ArvinMeritor’s board of directors believes that the spin-off of the Light Vehicle Systems business will enhance the value of ArvinMeritor’s businesses for the benefit of ArvinMeritor stockholders.
     The distribution of Arvin Innovation common stock is expected to occur on                 by way of a pro rata dividend to ArvinMeritor stockholders. Each ArvinMeritor stockholder will be entitled to receive one share of Arvin Innovation common stock for every       shares of ArvinMeritor common stock held by the stockholder at the close of business on                 , the record date for the distribution. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of Arvin Innovation common stock will be issued. If you would otherwise have been entitled to a fractional share of Arvin Innovation common stock in the distribution, you will receive the net cash value of the fractional share instead.
     Stockholder approval of the distribution is not required, and you are not required to take any action to receive your Arvin Innovation common stock. We expect that the distribution will be tax-free to stockholders. To that end, we have requested a ruling regarding the distribution from the Internal Revenue Service, and intend to complete the distribution only if we receive a favorable ruling as well as a favorable opinion of counsel confirming the distribution’s tax-free status.
     Following the distribution, you will own shares in both ArvinMeritor and Arvin Innovation. We have applied to have Arvin Innovation’s common stock listed on the NASDAQ Global Market under the symbol “ARVI.” ArvinMeritor’s common stock will continue to trade on the New York Stock Exchange under the symbol “ARM.”
     We encourage you to read carefully the attached information statement, which is being provided to all ArvinMeritor stockholders. It describes the distribution in detail and contains important business and financial information about Arvin Innovation.
     We believe the distribution is a positive event for our businesses and our stockholders, and we look forward to your continued support as a stockholder of ArvinMeritor and Arvin Innovation. We remain committed to working on your behalf to build long-term stockholder value.
Sincerely,
/s/ Charles G. McClure
Charles G. McClure
Chairman of the Board, Chief Executive Officer and President

[Arvin Innovation Logo]
,
Dear Future Arvin Innovation, Inc. Stockholder:
     On behalf of the entire team at Arvin Innovation, Inc., I want to welcome you as a future stockholder.
     Our company has a clear mission: to provide cost-effective, highly-engineered automotive systems and components that enhance vehicle functionality, performance and safety. Headquartered in Detroit, Michigan, we are a global supplier of a broad range of integrated systems, modules and components, including body systems (roof and door systems and components) and chassis systems (ride control products, suspension systems and modules and steel wheels) to light vehicle original equipment manufacturers and certain aftermarkets. Through smart systems™ technologies, the intelligent application of controls and electronics, our traditional mechanical products are taking on new form and function at both the component and system levels.
     We begin life as an independent public company with market leading positions in many product lines, a well diversified customer mix and the global reach that should allow us to grow our company going forward. We have worked hard for the last three years to reposition our business and provide positive momentum for the future. We have a solid balance sheet and believe we have the liquidity we need for future growth. We also have a management team consisting of experienced professionals in key leadership positions.
     Our board of directors will be led by James E. Marley, who will serve as our non-executive chairman. Mr. Marley is the retired Chairman of the Board and CEO of AMP, Inc. and has served as a director of ArvinMeritor and its predecessor for over nine years.
     We invite you to learn more about our company and the strategies that we will pursue as an independent public company by reviewing the attached information statement. Our board, management and other employees are excited about our future as an independent company, and we look forward to your support and participation in our future.
Sincerely,
/s/ Philip R. Martens
Philip R. Martens
President and Chief Executive Officer

SUBJECT TO COMPLETION, DATED JULY 28, 2008 — FOR INFORMATION ONLY
INFORMATION STATEMENT
ARVIN INNOVATION, INC.

Shares of Common Stock
(Par Value $0.01 Per Share)
     This information statement is being furnished in connection with the distribution by ArvinMeritor, Inc. to its stockholders of all outstanding shares of common stock of Arvin Innovation, Inc., a wholly owned subsidiary of ArvinMeritor that will hold the assets and liabilities of ArvinMeritor’s Light Vehicle Systems business and certain other assets and liabilities as described in this information statement, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters. To implement the distribution, ArvinMeritor will distribute all outstanding shares of our common stock on a pro rata basis to the holders of ArvinMeritor common stock. Each of you, as a holder of ArvinMeritor common stock, will receive one share of our common stock for every       shares of ArvinMeritor common stock that you held at the close of business on                 , the record date for the distribution. The distribution is expected to be made on                . Immediately after the distribution is completed, we will be an independent public company.
     At the time of the distribution, each share of our common stock will have attached to it one preferred stock purchase right. Unless the context otherwise requires, references in this information statement to our common stock include the related preferred stock purchase rights.
     No vote of ArvinMeritor stockholders is required in connection with the distribution. We are not asking you for a proxy and you are requested not to send us a proxy. ArvinMeritor stockholders will not be required to pay any consideration for the shares of our common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their ArvinMeritor common stock or take any other action in connection with the distribution.
     All of the outstanding shares of our common stock are currently owned by ArvinMeritor. Accordingly, there currently is no public trading market for our common stock. We have applied to list our common stock on the NASDAQ Global Market under the ticker symbol “ARVI.” Assuming that our common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop prior to and continue through the distribution date. We anticipate that “regular-way” or normal trading of our common stock will begin on the first trading day following the distribution date.
     In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 17 of this information statement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Arvin Innovation or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

     This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                .
     This information statement is first being mailed to ArvinMeritor stockholders on or about                .

TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	17
FORWARD-LOOKING STATEMENTS	30
THE DISTRIBUTION	32
DIVIDEND POLICY	40
BORROWING ARRANGEMENTS	41
SELECTED FINANCIAL DATA	42
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS	44
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	51
BUSINESS	74
MANAGEMENT	86
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	124
ARRANGEMENTS BETWEEN ARVINMERITOR AND OUR COMPANY	126
DESCRIPTION OF CAPITAL STOCK	130
WHERE YOU CAN FIND MORE INFORMATION	137
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE	F-1

SUMMARY
     This summary highlights selected information from this information statement relating to our company, our separation from ArvinMeritor and the distribution of our common stock by ArvinMeritor to its stockholders. This summary may not contain all of the information that is important to you. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement.
     Except as otherwise indicated or unless the context otherwise requires, “Arvin Innovation, Inc.,” “Arvin Innovation,” “we,” “us,” “our” and “our company” refer to Arvin Innovation, Inc. and its subsidiaries and “ArvinMeritor, Inc.” and “ArvinMeritor” refer to ArvinMeritor, Inc. and its subsidiaries.
     We describe in this information statement the Light Vehicle Systems business of ArvinMeritor as if it was our business for all historical periods described. Following the distribution, we will be an independent public company, and ArvinMeritor will have no continuing stock ownership in us. Our historical financial results as part of ArvinMeritor contained herein may not reflect our financial results in the future as an independent company or what our financial results would have been had we been a stand-alone company during the periods presented. Our historical financial statements also do not include certain assets and liabilities unrelated to our ongoing business that will be transferred to us in connection with the distribution, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters. See “Unaudited Pro Forma Combined Condensed Financial Statements” and “Arrangements Between ArvinMeritor and Our Company—Separation and Distribution Agreement.”
     Our fiscal quarters end on the Sundays nearest December 31, March 31 and June 30, and our fiscal year ends on the Sunday nearest September 30. Our fiscal year 2007 ended on September 30, 2007 and fiscal year 2006 ended on October 1, 2006. All year and quarter references relate to our fiscal years and fiscal quarters unless otherwise stated. For ease of presentation, September 30 is utilized throughout this information statement to represent our fiscal year end and March 31 is utilized throughout this information statement to represent our fiscal second quarter end.
Our Company
     Arvin Innovation, a newly formed holding company headquartered in Detroit, Michigan, is a global supplier of a broad range of integrated systems, modules and components serving light vehicle original equipment manufacturers (OEMs) and certain aftermarkets. With a long history dating back to the early 1900s, we have grown into a major independent supplier to the automotive industry, with sales of $2.3 billion in fiscal 2007 and $1.2 billion for the first six months of fiscal 2008. We operate our business in 16 countries, with 66% of our sales for the six months ended March 31, 2008 generated outside of North America. We conduct substantially all of our operations through our two operating segments, Body Systems and Chassis Systems. For the six months ended March 31, 2008 and fiscal year 2007, we had net losses of $27 million and $31 million, respectively.
     The following charts provide a breakdown of our sales for the six months ended March 31, 2008 by operating segment and by geographic region, illustrating our global presence.

Sales by Operating Segment	Sales by Geographic Region

     We are primarily a “Tier-1” supplier (a supplier that sells directly to OEMs), although we also provide certain products for sale in the aftermarket. Our products are used primarily in the manufacture of light vehicles, consisting of passenger cars, crossover vehicles, light trucks and sport utility vehicles. Set forth below are the principal products of our two operating segments.

Body Systems	Chassis Systems
Panoramic roof modules	Ride control products for OEMs and the aftermarket
Tilt and slide sunroof modules	Suspension systems and modules
Complete roof systems	Coil springs, stabilizer bars and torsion bars
Integrated door systems and modules	Steel wheels
Power and manual window regulators
Access control systems and components
Electric motors
Competitive Strengths
     We believe we have the following competitive strengths:
     Leading Market Positions. We have established leading positions, as measured by number of units sold, in many of the markets we serve as we have grown into a global supplier of a broad range of integrated systems, modules and components for light vehicle OEMs. Based on available industry data and internal company estimates, our market leading positions include aperture latches in Europe and China, sunroof systems, window regulators and window regulator electric motors in Europe, steel wheels in North America and South America and torsion and stabilizer bars in North America.
     Strong Revenue Diversification. We sell a wide array of products for passenger cars, crossover vehicles, light trucks and sport utility vehicles, including roof systems, door systems, ride control products, suspension systems and modules and steel wheels. The following chart provides a breakdown of our fiscal 2007 sales by customer, illustrating our diverse customer base.

Sales by Customer

     We believe our diversified product offerings and customer base help to mitigate adverse effects of lower demand for any one product line or by any one customer.
     Global Footprint. We are a global company with manufacturing and/or engineering facilities in 16 countries throughout Europe, North America, South America and the Asia/Pacific region. Recently we have increasingly expanded our manufacturing presence and sourcing activities in low cost countries, such as China, India, Mexico, Romania, the Czech Republic and Slovakia, where automotive OEMs are rapidly growing.
     Technological Expertise. As of March 31, 2008, we employed approximately 665 technical personnel (including engineers and technicians) worldwide. We have also entered into a development agreement affording us access to increased engineering capabilities in low-cost countries in the Asia/Pacific region. Our portfolio of approximately 1,300 patents and patent applications and our manufacturing expertise are utilized in many aspects of our products and manufacturing processes and reflect our commitment to invest in technology.
     Longstanding Customer Relationships. We have maintained longstanding relationships with many of our customers, including major global OEMs. Our engineering teams seek to provide responsive solutions to our OEM customers’ changing needs and collaborate with OEM engineers in designing our products in conjunction with the design of new vehicle platforms. We have received numerous supplier awards from our customers as a result of our focus on customer relationships.
     Experienced Management Team. We have an experienced management team that is substantially the same team that has managed our business prior to the distribution. Our management team’s collective experience spans numerous automotive OEMs and suppliers, geographic markets and functional responsibilities. See “Management—Our Executive Officers.”
Industry Trends
     The automotive industry is experiencing several significant trends that present opportunities and challenges to industry suppliers. These trends, which influence our business strategies, include:
     Shifting Global Market Growth. The worldwide demand for automobiles is projected to grow at a compounded annual growth rate of 3.9% through 2013, with the strongest growth in demand expected to occur in emerging markets such as China, India and Eastern Europe. This represents a continuing shift from historic growth trends that saw demand in mature markets such as North America and Western Europe outpacing that of other regions.
     Increasing Presence of OEMs in Emerging Markets. As North American and Western European automotive markets mature, both long established and newer automotive OEMs are increasingly seeking growth opportunities in emerging economies, such as China, India and Eastern Europe. Government regulations requiring minimum amounts of locally produced parts and tariffs on imported parts have contributed to the significant growth of indigenous automotive OEMs in these emerging markets, such as Chery Automobile Co., Ltd. and Geely Automotive Holdings in China and TATA Motors Limited and Mahindra & Mahindra Limited in India. These factors have also contributed to the growth of joint ventures in these emerging markets between established OEMs and local manufacturers.
     Globalization and Increasing Reliance on Globally Integrated Tier-1 Suppliers. As automotive OEMs expand worldwide to access new and expanding markets, they are increasing their reliance on the most capable, full-service, globally integrated Tier-1 suppliers. This trend is being driven by automotive OEMs’ focus on cost savings and product quality and consistency as well as OEMs’ capital, resource, personnel and capacity constraints. In addition, aspiring global OEMs often desire to partner with global suppliers to access emerging markets. Global OEMs and suppliers also have the opportunity to take advantage of economies of scale through global sourcing and, in the case of OEMs, by designing global platforms that can be used in different geographic markets, but adapted to local preferences.
     Increasing Focus on Vehicle Weight and Fuel Efficiency. Growing consumer and regulatory focus on fuel efficiency and the control of carbon dioxide (CO2) emissions has OEMs seeking to reduce the weight of their vehicles and to improve fuel efficiency and has resulted in increasing consumer demand for higher volume small car platforms. However, this focus has not dampened consumer enthusiasm for ride comfort, vehicle functionality and accessories, such as sunroofs and navigation and entertainment systems.
     Increasing Electronic Content and Electronics Integration. Electronics integration generally refers to replacing mechanical components with electronic components and integration of mechanical and electrical functions within the vehicle. Increased electronic content and electronics integration is being driven by consumer and regulatory requirements for improved environmental performance and safety, consumer demand for increased vehicle performance, ride comfort and functionality and OEMs’ desire to reduce the weight and number of parts required in their vehicles.
Business Strategies
     We seek to capitalize on our customer, product and geographic strengths, as well as the industry trends described above, and to increase our sales, earnings and profitability by employing the business strategies described below.
     Improve Operating Margins Through Aggressive Cost Reductions and Lean Initiatives. We will seek to increase our productivity and reduce manufacturing and operating costs by utilizing company-wide global initiatives that we refer to as Performance Plus. These initiatives are aimed at driving lean manufacturing processes, optimizing operating and corporate overhead efficiencies, reducing costs throughout our businesses and improving quality processes and standards on a global basis.
     Focus on Highly-Engineered Systems and Products. We will continue to seek to utilize our design, engineering, technology and manufacturing resources to expand our sales of highly-engineered systems and products, including integrated access control systems, integrated door systems and modules, sunroof and roof modules, electronic chassis systems and highly-engineered steel wheels.
     Leverage Global Footprint. Geographic expansion to meet the sourcing needs of global OEMs and regional OEMs with global aspirations, as well as to capture new customers and address new markets in high-growth emerging economies such as China, India, Eastern Europe and Latin America, will continue to be an important element of our growth strategy. We have been increasingly utilizing our manufacturing, engineering and other resources in these emerging regions in order to capitalize on our product strengths and industry trends.
     Technological Innovation. We plan to continue to invest in new technologies, including electronics, to seek to develop next generation products and systems that anticipate customers’ needs for improved mobility, safety and fuel efficiency. Through smart systems™ technologies, our product strategy focused on the intelligent application of controls and electronics, we are focused on expanding and improving upon our product offerings as our traditional mechanical products are taking on new form and function at both the component and system levels. Our technology-based new products include:
•	Low Energy Release (LER) latch, which uses proprietary electronics and software controls coupled with a mechanical solution to reduce release efforts without compromising strength or safety. The LER latch improves passive entry functionality, releases at higher seal loads, provides silent locking operation and offers increased resistance against theft tools.

•	Active Air Suspension System, which uses many of the same components as a standard air suspension system and provides modularity and scalability that can also be utilized in military and other transportation applications. This system provides continuously variable spring rate adjustment that can create up to a 3-to-1 spring rate change in under 100 milliseconds, providing low-frequency active body control for improved ride, handling and stability.

•	Large-Opening Panoramic Roof Module, which is an adaptable modular roof system that provides OEMs more styling options from the same basic body style. The system can accommodate a choice of glass panel configurations from a simple, one-panel layout to a complex system featuring multiple moveable panels that provide a convertible-like driving experience.

•	High Ventilation Area (HVA) Wheel, which features engineered and styled large ventilation areas that improve brake system performance through improved air flow.
     Expanding Sales to Existing Customers. We intend to continue to utilize our global footprint and diversified businesses to expand sales to existing customers by seeking to leverage sales to customers who purchase for one geographic region, or for one product, into sales to those customers in other geographic regions and for other products.
     Selectively Pursue Strategic Opportunities. We regularly evaluate various strategic and business development opportunities, including license agreements, marketing arrangements, joint ventures, strategic alliances and other cooperative arrangements and acquisitions. We intend to continue selectively pursuing strategic alliances that would allow us to gain access to new technologies and customers, penetrate new geographic markets and enter new product markets.

Questions and Answers about Arvin Innovation and the Distribution

Why is the separation of Arvin Innovation structured as a distribution?	ArvinMeritor believes that a distribution of our shares is a tax-efficient way to separate ArvinMeritor’s businesses in a manner that will create benefits and value for us and ArvinMeritor and, therefore, increase value for ArvinMeritor stockholders. The distribution should allow us and ArvinMeritor to focus better on our core business and growth opportunities, as well as increase market recognition, improve capital flexibility and increase our ability to attract, retain and motivate qualified personnel. See “The Distribution—Reasons for the Distribution.”

How will the separation of Arvin Innovation work?	The separation will be accomplished through a series of transactions in which (1) the assets and liabilities of ArvinMeritor’s Light Vehicle Systems business and certain other assets and liabilities as described in this information statement will be transferred to us, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters, and (2) our common stock will then be distributed by ArvinMeritor to its stockholders on a pro rata basis.

When will the distribution occur?	On May 6, 2008, ArvinMeritor announced that its board of directors had approved in principle the spin-off of its Light Vehicle Systems business to ArvinMeritor stockholders. We expect that ArvinMeritor will distribute the shares of our common stock on to holders of record of ArvinMeritor common stock as of the close of business on , the record date for the distribution.

What is the distribution ratio?	Each holder of ArvinMeritor common stock will receive one share of our common stock for every shares of ArvinMeritor common stock held as of the close of business on , the record date for the distribution.

However, ArvinMeritor will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “The Distribution—U.S. Federal Income Tax Consequences of the Distribution.”

Our board of directors is expected to adopt a stockholder rights plan prior to the distribution date. The stockholder rights plan is designed to protect our stockholders from coercive or otherwise unfair takeover tactics. You will receive one preferred stock purchase right for every share of our common stock you receive in the distribution. Unless the context otherwise requires, references herein to our common stock include the related preferred stock purchase rights. See “Description of Capital Stock—Rights Plan.”

What do stockholders need to do to participate in the distribution?	Nothing, but we urge you to read this entire document carefully. Stockholders who hold ArvinMeritor common stock as of the record date will not be required to take any action to receive our common stock in the distribution. No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of ArvinMeritor common stock or take any other action to receive your shares of our common stock. If you own ArvinMeritor common stock as of the close of business on the record date, ArvinMeritor, with the assistance of Mellon Investor Services LLC, the distribution agent, will electronically deliver shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Mellon Investor Services LLC will mail you a book-entry account statement that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for the shares. If you sell shares of ArvinMeritor common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of our common stock in the distribution. Following the distribution, stockholders may request that their shares of our common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

What are the conditions to the distribution?	The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement to be entered into by us and ArvinMeritor, the waiver by ArvinMeritor of the following conditions, among other conditions described in this information statement:
•	final approval of the distribution by ArvinMeritor’s board of directors shall have been obtained;

•	the Securities and Exchange Commission (SEC) shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the Exchange Act), and no stop order relating to the registration statement shall be in effect;

•	all material registrations and consents required in connection with the distribution shall have been received;

•	ArvinMeritor shall have received a private letter ruling from the IRS and an opinion of Chadbourne & Parke LLP, counsel to ArvinMeritor, substantially to the effect that the distribution, together with certain related transactions, qualifies as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code, and the private letter ruling shall not have been modified or amended in any respect adversely affecting the tax consequences set forth therein;

•	the listing of our common stock on NASDAQ shall have been approved, subject to official notice of issuance;

•	required consents or waivers under ArvinMeritor’s existing credit agreement shall have been obtained;

•	our borrowing arrangements shall be in effect;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect; and

•	all required activities with employee representatives shall have been completed.

Can ArvinMeritor decide to cancel the distribution of our common stock even if all the conditions have been met?	Yes. The fulfillment of the conditions to the distribution does not create any obligation on ArvinMeritor’s part to effect the distribution, and the ArvinMeritor board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution. ArvinMeritor has the right not to complete the distribution if, at any time, the ArvinMeritor board determines, in its sole discretion, that the distribution is not in the best interests of ArvinMeritor or its stockholders or that automotive or financial market conditions are such that it is not advisable to separate the Light Vehicle Systems business from ArvinMeritor.

Does Arvin Innovation plan to pay dividends?	We currently intend to retain near-term future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends for the first two years following the distribution. Any determination as to the declaration and payment of dividends will be at the sole discretion of our board of directors and will be evaluated from time to time in light of our financial condition and earnings, the capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. See “Dividend Policy.”

Will Arvin Innovation have any debt?	We expect to have in place prior to the distribution borrowing arrangements in the amount of approximately $200-250 million, of which we anticipate initially drawing down $125 million. At or prior to the time of the distribution, we expect to use a portion of the $125 million drawdown to make a payment to ArvinMeritor as described in the following question and answer. The remainder of our borrowing arrangements will be available to fund general operations of our business after the distribution.

Certain of our non-U.S. subsidiaries also will have access to additional credit lines in amounts that in the aggregate are not material.

For additional information relating to our planned borrowing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Borrowing Arrangements.”

Will Arvin Innovation make any payments to ArvinMeritor prior to the distribution?	We expect to make a payment to ArvinMeritor at or prior to the distribution equal to the amount by which the $125 million proceeds from the anticipated drawdown under our borrowing arrangements plus our cash on hand exceeds $100 million (leaving us with cash of $100 million, $50 million for our ongoing working capital needs and $50 million for short-term obligations incurred while we were a segment of ArvinMeritor). Based on the March 31, 2008 unaudited pro forma combined condensed financial information included elsewhere in this information statement, the amount of this payment to ArvinMeritor would have been approximately $100 million. See “Unaudited Pro Forma Combined Condensed Financial Statements.”

The effect of this payment will be to adjust the post-distribution capital structure of each of ArvinMeritor and us by decreasing the consolidated debt of ArvinMeritor and increasing our consolidated debt. The amount of the payment was determined based on our anticipated ability to generate cash flow and with the intention of establishing an appropriate capital structure for us. The payment and associated borrowing are expected to leave us in a leveraged position.

What are the U.S. federal income tax consequences of the distribution to ArvinMeritor stockholders?	Assuming the distribution qualifies as tax-free under Section 355 and related provisions of the Internal Revenue Code of 1986, as amended (the Code), for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of our common stock pursuant to the distribution. You generally will recognize gain or loss with respect to any cash received in lieu of a fractional share of our common stock. The distribution is conditioned upon ArvinMeritor’s receipt of a private letter ruling from the Internal Revenue Service (the IRS) substantially to the effect that the distribution, together with certain related transactions, qualifies as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code. The distribution is also conditioned upon the receipt by ArvinMeritor of an opinion of Chadbourne & Parke LLP, counsel to ArvinMeritor, substantially to the effect that the distribution, together with certain related transactions, will qualify as tax-free under Section 355 and related provisions of the Code. See “The Distribution—U.S. Federal Income Tax Consequences of the Distribution.”

How will I determine the tax basis I will have in	Shortly after the distribution is completed, ArvinMeritor will provide U.S. taxpayers with information to enable them to

the Arvin Innovation shares I receive in the distribution?	compute their tax bases in both ArvinMeritor and Arvin Innovation shares and other information they will need to report their receipt of Arvin Innovation common stock on their U.S. federal income tax returns as a tax-free transaction. Generally, your aggregate tax basis in the stock you hold in ArvinMeritor and Arvin Innovation shares received in the distribution (including any fractional share interest in Arvin Innovation common stock for which cash is received) will equal your tax basis in your ArvinMeritor common stock immediately before the distribution, allocated between the ArvinMeritor common stock and Arvin Innovation common stock (including any fractional share interest of Arvin Innovation common stock for which cash is received) in proportion to their relative fair market values on the date of the distribution. You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

What will the relationships between ArvinMeritor and Arvin Innovation be following the distribution?	Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with ArvinMeritor to effect the separation and distribution and provide a framework for our relationships with ArvinMeritor after the distribution. These agreements will provide for the allocation between us and ArvinMeritor of ArvinMeritor’s assets and liabilities attributable to periods prior to, at and after the separation and distribution. Under such agreements, ArvinMeritor will transfer to us assets exclusively relating to current and former operations of our business, and we will assume or indemnify ArvinMeritor for liabilities of ArvinMeritor and its predecessors to the extent they relate to current and former operations of our business. In addition, we will assume or indemnify ArvinMeritor for certain liabilities of ArvinMeritor and its predecessors that are unrelated to our ongoing business, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters, and ArvinMeritor will transfer to us certain assets relating thereto. See “Unaudited Pro Forma Combined Condensed Financial Statements” and “Arrangements Between ArvinMeritor and Our Company.”

Will Arvin Innovation have any asbestos-related liabilities after the distribution?	Following the distribution, one of our subsidiaries will be Maremont Corporation, which manufactured friction products containing asbestos from 1953 through 1977, when it sold its friction product business. A predecessor company of ArvinMeritor acquired Maremont in 1986. Maremont and many other companies are defendants in suits brought by individuals claiming personal injuries as a result of exposure to asbestos-containing products. ArvinMeritor, along with many other companies, has also been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos used in certain components of products of Rockwell International Corporation. Liability for these claims was transferred to ArvinMeritor at the time of the spin-off of the automotive business to ArvinMeritor from Rockwell in 1997 and will be transferred to us prior to the distribution.

ArvinMeritor and Maremont have engaged Bates White LLC (Bates White) to assist in estimating the costs of resolving pending and future asbestos-related claims. After consultation with Bates White, and based on certain assumptions, Maremont determined that as of March 31, 2008 the most likely and probable liability for pending and future asbestos-related claims over the next four years is $35 million. With respect to the Rockwell-related claims, after consultation with Bates White, ArvinMeritor was unable to estimate the full range of costs to resolve these claims because of various uncertainties, but did record a $12 million liability for defense and indemnity costs associated with these claims. Maremont has insurance that reimburses a substantial portion of costs and indemnity amounts paid in respect of the Maremont claims. In addition, Rockwell maintains insurance coverage that our management believes covers most of the Rockwell-related claims. While the status of one carrier (relating to the Rockwell-related claims) as a financially viable entity is in question, we do not expect this to have a material effect on our ability to recover costs relating to Rockwell-related claims.

These asbestos-related liabilities relating to Maremont and Rockwell products, which are unrelated to both our and ArvinMeritor’s ongoing businesses, were allocated to us as part of a determination by ArvinMeritor of how to allocate liabilities and outstanding indebtedness between the two companies in a manner deemed advisable. A material factor in allocating these liabilities to us is the amount of our expected indebtedness under our borrowing arrangements at the time of the distribution as compared to the amount of indebtedness retained by ArvinMeritor.

See “Business—Legal Proceedings—Asbestos”, “Unaudited Pro Forma Combined Financial Statements” and “Arrangements Between ArvinMeritor and Our Company.”

Will I receive physical certificates representing shares of Arvin Innovation common stock following the distribution?	No. Following the distribution, neither ArvinMeritor nor we will be issuing physical certificates representing shares of our common stock. Instead, ArvinMeritor, with the assistance of Mellon Investor Services LLC, the distribution agent, will electronically deliver shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form.

Mellon Investor Services LLC will mail you a book-entry account statement that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I want to sell my ArvinMeritor common stock or my Arvin Innovation common stock?	You should consult with your financial advisor, such as your stockbroker, bank or tax advisor. Neither ArvinMeritor nor we make any recommendation on the purchase, retention or sale of shares of ArvinMeritor common stock or our common stock to be distributed.

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your ArvinMeritor common stock or our common stock that you will receive in the distribution, or both.

Our common stock will not be available to be sold separately until a “when-issued” trading period commences, as described in the following question and answer.

Where will I be able to trade shares of Arvin Innovation common stock?	There is not currently a public market for our common stock. We have applied to list our common stock on the NASDAQ Global Market, or NASDAQ, under the symbol “ARVI.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis prior to and continue through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date. See “The Distribution—Trading Between the Record Date and the Distribution Date.”

Will the number of ArvinMeritor shares I own change as a result of the distribution?	No. The number of shares of ArvinMeritor common stock you own will not change as a result of the distribution.

What will happen to the listing of ArvinMeritor common stock?	Nothing. Immediately after the distribution of our common stock, ArvinMeritor common stock will continue to be traded on the New York Stock Exchange, or NYSE, under the symbol “ARM.”

Will the distribution affect the market price of my ArvinMeritor shares?	Yes. As a result of the distribution, we expect the trading price of shares of ArvinMeritor common stock immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the Light Vehicle Systems business. Furthermore, until the market has fully analyzed the value of ArvinMeritor without the Light Vehicle Systems business, the price of ArvinMeritor shares may fluctuate significantly. In addition, although ArvinMeritor believes that over time following the separation, its common stock and our common stock should have a higher combined market value, on a fully distributed basis and assuming the same market conditions, than if ArvinMeritor were to remain under its current configuration, there can be no assurance that this will be so, and thus the combined trading prices of ArvinMeritor common stock and our common stock after the distribution may be equal to or less than the trading price of shares of ArvinMeritor common stock before the distribution.

Will Arvin Innovation issue any long-term incentive awards to key employees in connection with the distribution?	It is anticipated that within a short period after the distribution the compensation committee of our board of directors will consider recommending to our board of directors an initial “founders grant” of long term incentive awards to key employees. It is expected that the total number of shares of our common stock that will relate to such founders grant will not exceed shares.

Are there risks to owning Arvin Innovation common stock?	Yes. Our business is subject to both general and specific risks and uncertainties relating to our business, our separation from ArvinMeritor and our being a separate publicly traded company. These risks are described in the “Risk Factors” section of this information statement beginning on page 17. We encourage you to read that section carefully.

Where can ArvinMeritor stockholders get more information?	Before the distribution, if you have any questions relating to the distribution, you should contact:

ArvinMeritor, Inc. Investor Relations 2135 West Maple Rd. Troy, MI 48084-7186 Phone: (866) INFO-ARM or (866) 463-6276 www.investor.relations@arvinmeritor.com

After the distribution, if you have any questions relating to our common stock, you should contact:

Arvin Innovation, Inc. Investor Relations 6401 West Fort Street Detroit, Michigan 48209 Phone: (313) 551-2400 www.arvin.com

After the distribution, if you have any questions relating to the distribution of our shares, you should contact:

Mellon Investor Services LLC Newport Office Center VII 480 Washington Blvd. Jersey City, NJ 07310 Phone: (866) 517-4570 www.bnymellon.com/shareowner/isd

Mellon Investor Services LLC will also serve as our transfer agent.

We will be headquartered at 6401 West Fort Street, Detroit, Michigan 48209 (telephone: (313) 551-2400). We will maintain an Internet site at www.arvin.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

Summary Financial Data
     The following tables present summary financial and other data for the Light Vehicle Systems business (LVS) of ArvinMeritor. The combined condensed statement of operations data for each of the years in the three-year period ended September 30, 2007 and the combined condensed balance sheet data as of September 30, 2007 and 2006 have been derived from our audited combined financial statements included elsewhere in this information statement. The combined condensed statement of operations data for the six months ended March 31, 2008 and 2007 and the combined condensed balance sheet data as of March 31, 2008 have been derived from our unaudited combined condensed financial statements included elsewhere in this information statement. The unaudited combined condensed financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair presentation of the information set forth therein.
     You should read the information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this information statement. The combined condensed financial information presented below may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented and does not reflect any adjustments related to changes that will occur in our assets, liabilities, operations and capitalization as a result of our separation from ArvinMeritor and the distribution. See “Unaudited Pro Forma Combined Condensed Financial Statements” and “Arrangements Between ArvinMeritor and Our Company—Separation and Distribution Agreement” for a further description of the anticipated changes.

	Six Months Ended
(in millions)	March 31,		Year Ended September 30,
	2008(1)	2007	2007	2006	2005

COMBINED CONDENSED STATEMENT OF OPERATIONS DATA
Sales
Body Systems	$674	$593	$1,218	$1,192	$1,290
Chassis Systems	510	495	1,059	1,074	1,141

Total	$1,184	$1,088	$2,277	$2,266	$2,431

Loss from Continuing Operations	$(24)	$(11)	$(32)	$(9)	$(77)

	March 31,	September 30,
	2008(1)	2007	2006	2005

COMBINED CONDENSED BALANCE SHEET DATA
Total Assets	$1,138	$1,098	$996	$1,025
Total Liabilities	898	1,003	771	839

(1)	As restated. See note 1 to combined condensed financial statements.

The combined condensed financial information presented above includes the following after-tax income (expense) items specific to the period of occurrence (in millions):

	Six Months Ended
	March 31,		Year Ended September 30,
	2008	2007	2007	2006	2005
Restructuring costs	$(11)	$(25)	$(43)	$(11)	$(34)
Production disruption and work stoppages (1)	—	(4)	(13)	—	—
Additional contingency reserves (2)	(11)	—	—	(13)	—
Supplier reorganizations and customer bankruptcies	—	—	(3)	—	(3)
Impairment charges and adjustments, net (3)	—	9	9	(2)	(31)
Gain on divestitures	—	—	—	5	—
Impact of changes in employee benefit policies	3	—	—	—	—
Income taxes (4)	—	—	—	—	(9)

(1)	After-tax impact of production disruptions at our door modules facility in Brussels, Belgium caused by work stoppages at a facility of one of our European customers.

(2)	After-tax impact of liabilities recorded for certain warranty and other commercial matters.

(3)	Impact of reversal of certain reserves in our North American Gabriel ride control aftermarket business. Prior to fiscal year 2007, this business was part of ArvinMeritor’s light vehicle aftermarket business segment and was reported in discontinued operations in ArvinMeritor’s consolidated financial statements. A non-cash impairment charge of $34 million ($31 million, after-tax) was recorded in fiscal year 2005 to record this business at fair value when it was held for sale. In fiscal year 2007, ArvinMeritor made a strategic decision to retain this business as part of LVS and as a result certain impairment-related reserves were reduced by $12 million ($11 million, after-tax) to reflect the net realizability of the related assets on a continuing operations basis. Also reflects the impact of a cumulative $2 million ($2 million after-tax) adjustment for depreciation expense not recorded in fiscal years 2005 and 2006 when this business was held for sale.

(4)	A valuation allowance was established against deferred tax assets in the United Kingdom.
Summary Pro Forma Financial Information
     The unaudited pro forma combined condensed financial information presented below has been derived from our audited combined financial statements for the fiscal year ended September 30, 2007 and unaudited combined condensed financial statements as of and for the six months ended March 31, 2008, which are included elsewhere in this information statement. This information assumes that the distribution and related transactions had occurred on October 1, 2006 for purposes of the unaudited pro forma combined condensed statements of operations and as of March 31, 2008 for purposes of the unaudited pro forma combined condensed balance sheet. The preliminary pro forma adjustments reflected in our unaudited pro forma combined condensed financial information are based on what we believe is the best information available to us at this time and certain assumptions that our management believes are reasonable. The unaudited pro forma combined condensed financial information is for illustrative and informational purposes only and is not necessarily indicative of our future performance or fully representative of what our results of operations or financial position would have been if we had operated as a separate, stand-alone entity during the periods presented or if the distribution and related transactions had actually occurred as of October 1, 2006 for purposes of the unaudited pro forma combined condensed statements of operations or as of March 31, 2008 for purposes of the unaudited pro forma combined condensed balance sheet.

     The unaudited pro forma combined condensed financial information and related preliminary unaudited pro forma adjustments have been prepared to reflect the estimated impact on our historical financial statements of certain liabilities of ArvinMeritor and its predecessors that are unrelated to our ongoing business, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters, which will be assumed by us or for which we will indemnify ArvinMeritor in connection with the distribution, and the transfer to us of certain related assets, as well as certain other adjustments relating to our separation from ArvinMeritor and the distribution. See “Arrangements Between ArvinMeritor and Our Company—Separation and Distribution Agreement.” This data should be reviewed in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements included elsewhere in this information statement.

	Six Months Ended	Year Ended
	March 31,	September 30,
(in millions)	2008	2007
PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS DATA
Sales
Body Systems	$674	$1,218
Chassis Systems	510	1,059

Total	$1,184	$2,277

Loss from Continuing Operations	$(33)	$(58)

	March 31,
	2008
PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA
Total Assets	$1,204
Total Liabilities	1,161

RISK FACTORS
     You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks relating to our business, (ii) risks relating to the distribution and (iii) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the known material risk factors affecting our company in each of these categories of risks. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.
     If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.
Risks Relating to Our Business
We have experienced operating losses and net losses and may do so in the future.
     For the six months ended March 31, 2008 and fiscal year 2007, we had operating losses of $11 million and $17 million, respectively, and net losses of $27 million and $31 million, respectively. We may also incur operating losses and net losses in the future. Continued losses could have an adverse effect on our stock price.
Continued escalation in the prices of raw materials and transportation costs could adversely affect our business and, together with other factors, will continue to pose challenges to our fiscal year 2008 financial results.
     Prices of raw materials, primarily steel and oil, for our manufacturing needs and costs of transportation continued to increase sharply and to have a negative impact on our operating income in fiscal year 2007 and into 2008. Although we have had some success in recovering a portion of higher steel prices from our customers, the price of steel, net of recoveries, continues to challenge our industry. We expect the price of steel to continue to increase significantly during the remainder of fiscal year 2008 and into fiscal year 2009. If we are unable to pass these price increases on to our customer base or otherwise mitigate the costs, our operating income could continue to be adversely affected.
     These expected steel price increases, together with the volatility of the commodity markets, continued OEM production cuts in our North American markets, an economic slowdown and intense competition in global markets, will continue to pose challenges to our fiscal year 2008 financial results.
We depend on large OEM customers, and loss of sales to any of these customers could have an adverse impact on our business.
     We are dependent upon large OEM customers with substantial bargaining power with respect to price and other commercial terms. The loss of all or a substantial portion of sales to any of our large volume customers for whatever reason (including loss of market share by these customers, loss of contracts, insolvency of these customers, reduced or delayed customer requirements or plant shutdowns, strikes or other work stoppages affecting production by these customers) could have a significant adverse effect on our financial results. There can be no assurance that we will not lose all or a portion of sales to our large volume customers.
     In fiscal year 2007, Volkswagen accounted for approximately 20% of our total sales and Chrysler accounted for approximately 16% of our total sales.
     The level of our sales to large OEM customers, including the realization of future sales from awarded business, is inherently subject to a number of risks and uncertainties, including the number of vehicles that these OEM customers actually produce and sell. In North America, OEM production levels of sport utility vehicles and large passenger cars have been decreasing as demand for smaller more fuel efficient passenger cars has increased.

Several of our significant customers have major union contracts that expire periodically and are subject to renegotiation. Any strikes or other actions that affect our customers’ production would also affect our sales. Further, to the extent that the financial condition, including bankruptcy, or market share of any of our largest customers deteriorates or their sales otherwise decline, our financial position and results of operations could be adversely affected.
     In addition, our customers generally have the right to replace us with another supplier at any time for a variety of reasons. Accordingly, we may not in fact realize all of the future sales represented by our awarded business. Any failure to realize these sales could have a material adverse effect on our financial condition and results of operations.
Escalating price pressures from customers may adversely affect our business.
     Pricing pressure by automotive OEMs is a characteristic of the automotive industry. Virtually all automakers have aggressive price reduction initiatives and objectives each year with their suppliers, and such actions are expected to continue in the future. Accordingly, automotive suppliers must be able to reduce their operating costs in order to maintain their profit margins. Price reductions have impacted our profit margins and may do so in the future. There can be no assurance that we will be able to resist future customer price reductions or offset future customer price reductions through improved operating efficiencies, new manufacturing processes, sourcing alternatives or other cost reduction initiatives.
We operate in a highly competitive industry.
     We operate in a highly competitive environment currently characterized by significant OEM overcapacity. We compete worldwide with a number of regional and international providers of components and systems, some of which are owned by or associated with some of our customers. Some of these competitors are larger and have greater financial resources or have established relationships with significant customers. In addition, certain OEMs manufacture for their own use products of the types we supply, and any future increase in this activity could displace our sales.
     Many companies in the automotive industry have undertaken substantial contractual obligations to current and former employees, primarily with respect to pensions and other postretirement benefits. The bankruptcy or insolvency of a major competitor could result in that company’s eliminating or reducing some or all of these obligations, which could give that competitor a cost advantage over us.
Financial difficulties facing other automotive companies may have an adverse impact on us.
     A number of companies in the automotive industry are, and over the last several years have been, facing severe financial difficulties. As a result, there have been numerous recent bankruptcies of companies in the automotive industry. In addition, during the past several years, General Motors, Ford and Chrysler have lost market share, particularly in the United States. Severe financial difficulties at any major automotive manufacturer or automotive supplier could have a significant disruptive effect on the automotive industry in general and on our business, including by leading to labor unrest, supply chain disruptions and weakness in demand.
Our working capital requirements may negatively affect our liquidity and capital resources.
     Our working capital requirements can vary greatly, depending in part on the level, variability and timing of our customers’ worldwide vehicle production and the payment terms with our customers and suppliers. Our cash flow has been, and is expected to be in the near term, affected by increased working capital requirements driven by higher sales volumes in Europe, South America and Asia-Pacific and lower accounts payable balances reflecting more normalized levels. If our working capital needs exceed our cash flows from operations, we would look to our cash balances and availability for borrowings under our borrowing arrangements to satisfy those needs, as well as potential sources of additional capital, which may not be available on satisfactory terms and in adequate amounts.

Our international operations are subject to a number of risks.
     We have a significant amount of facilities and operations outside the United States, including investments and joint ventures in Europe, Brazil, Venezuela, Mexico, Canada, China, India and Korea. During fiscal 2007, approximately 76% of our total sales were generated outside of the United States. Our international operations are subject to a number of risks inherent in operating abroad, including, but not limited to:
•	risks with respect to currency exchange rate fluctuations (as more fully discussed below);

•	local economic and political conditions;

•	disruptions of capital and trading markets;

•	possible terrorist attacks or acts of aggression that could affect vehicle production or the availability of raw materials or supplies;

•	restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

•	changes in legal or regulatory requirements;

•	import or export licensing requirements;

•	limitations on the repatriation of funds;

•	high inflationary conditions;

•	difficulty in obtaining distribution and support;

•	nationalization;

•	the laws and policies of jurisdictions in which we have operations affecting trade, foreign investment and loans;

•	the ability to attract and retain qualified personnel;

•	tax laws; and

•	labor disruptions.
There can be no assurance that these risks will not have a material adverse impact on our ability to increase or maintain our foreign sales or on our financial condition or results of operations.
Exchange rate fluctuations could adversely affect our financial condition and results of operations.
     As a result of our substantial international operations, we are exposed to foreign currency risks that arise from our normal business operations, including in connection with our transactions that are denominated in foreign currencies. While we employ financial instruments to hedge certain of our foreign currency exchange risks relating to these transactions, our efforts to manage these risks may not be successful.
     In addition, we translate sales and other results denominated in foreign currencies into U.S. dollars for purposes of our combined financial statements. As a result, appreciation of the U.S. dollar against these foreign currencies generally will have a negative impact on our reported revenues and operating income while depreciation of the U.S. dollar against these foreign currencies will generally have a positive effect on reported revenues and operating income. For fiscal year 2007 and the first six months of fiscal year 2008, our reported financial results have benefited from depreciation of the U.S. dollar against foreign currencies. We do not hedge against our foreign currency exposure related to translations to U.S. dollars of our financial results denominated in foreign currencies.

A disruption in supply of raw materials or parts could impact our production and increase our costs.
     Some of our significant suppliers have experienced weakening financial condition in recent years that resulted, for some companies, in filing for protection under the bankruptcy laws. In addition, some of our significant suppliers are located in developing countries. We are dependent upon the ability of our suppliers to meet performance and quality specifications and delivery schedules. The inability of a supplier to meet these requirements, the loss of a significant supplier, or any labor issues or work stoppages at a significant supplier, could disrupt the supply of raw materials and parts to our facilities and could have an adverse effect on us. During fiscal year 2007, we incurred approximately $4 million of costs due to supplier reorganizations or financial difficulties.
Work stoppages or similar difficulties could significantly disrupt our operations.
     A work stoppage at one or more of our manufacturing facilities could have material adverse effects on our business. In addition, if a significant customer were to experience a work stoppage, that customer could halt or limit purchases of our products, which could result in shutting down our related manufacturing facilities. Also, a significant disruption in the supply of a key component due to a work stoppage at one of our suppliers could result in shutting down our manufacturing facilities, which could have a material adverse effect on our business.
We operate in an industry that is cyclical and that has periodically experienced significant year-to-year fluctuations in demand for vehicles; we also experience seasonal variations in demand for our products.
     The industry in which we operate has been characterized historically by periodic fluctuations in overall demand for passenger cars and other vehicles for which we supply products, resulting in corresponding fluctuations in demand for our products. The cyclical nature of the automotive industry cannot be predicted with certainty. Production and sales of the vehicles for which we supply products generally depend on economic conditions and a variety of other factors that are outside our control, including customer spending and preferences, labor relations and regulatory requirements. We may also experience seasonal variations in the demand for products to the extent that automotive vehicle production fluctuates. Historically, demand has been somewhat lower in the quarters ended September 30 and December 31, when OEM plants may close during model changeovers and vacation and holiday periods.
Our ability to operate effectively could be hindered if we fail to attract and retain key personnel.
     Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, the ability to attract and retain qualified personnel, particularly engineers and other employees with critical expertise and skills that support key customers, products and regions. The loss of the services of any key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business.
We are exposed to environmental, health and safety and product liabilities.
     Our business is subject to liabilities related to the outcome of litigation with respect to environmental and health and safety matters. In addition, we are required to comply with federal, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, and we could be held liable for damages arising out of human exposure to hazardous substances or other environmental or natural resource damages. There is also an inherent risk of exposure to warranty and product liability claims, as well as product recalls, in the automotive industry if our products fail to perform to specifications and are alleged to cause property damage, injury or death.
     With respect to environmental liabilities, various lawsuits, claims and proceedings have been asserted against us alleging violations of federal, state and local environmental protection requirements or seeking remediation of alleged environmental impairments (including those related to certain divested or closed businesses of ArvinMeritor and its predecessors for which we will assume liability in connection with the distribution) and we have been designated as a potentially responsible party at seven Superfund sites. We have established reserves for these liabilities, but the process of estimating environmental liabilities is complex and dependent on evolving physical and scientific data at the site, uncertainties as to remedies and technologies to be used, and the outcome of discussions with regulatory agencies. The actual amount of costs or damages for which we may be held responsible could materially exceed our current estimates because of a number of uncertainties that make it difficult to predict actual costs accurately. In future periods, new laws and regulations, changes in remediation plans, advances in technology and additional information about the ultimate clean-up remedy could significantly change our estimates, and management cannot assess the possible effect of compliance with future requirements.
We are exposed to the rising cost of pension and other postretirement benefits.
     The automotive industry, like other industries, continues to be impacted by the rising cost of pension and other postretirement benefits. In estimating our expected obligations under our pension and postretirement benefit plans (which will include certain obligations unrelated to our ongoing business that we will assume in connection with the distribution), we make certain assumptions as to economic and demographic factors, such as discount rates, investment returns and health care cost trends. If actual experience as to these factors is worse than our assumptions, our obligations could increase.
We are exposed to asbestos litigation liability.
     Following the distribution, one of our subsidiaries will be Maremont Corporation, which manufactured friction products containing asbestos from 1953 through 1977, when it sold its friction product business. A predecessor company of ArvinMeritor acquired Maremont in 1986. Maremont and many other companies are defendants in suits brought by individuals claiming personal injuries as a result of exposure to asbestos-containing products. ArvinMeritor, along with many other companies, has also been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos used in certain components of products of Rockwell International Corporation (now Rockwell Automation, Inc.). Liability for these claims was transferred to ArvinMeritor at the time of the spin-off of the automotive business to ArvinMeritor from Rockwell in 1997 and will be transferred to us prior to the distribution.
     The uncertainties of asbestos claim litigation, the outcome of litigation with insurance companies regarding the scope of coverage and the long term solvency of our insurance companies make it difficult to predict accurately the ultimate resolution of asbestos claims. The possibility of adverse rulings or new legislation affecting asbestos claim litigation or the settlement process increases that uncertainty. Although we will have established reserves to address asbestos liability and corresponding recoveries from insurance companies, if the assumptions with respect to the nature of pending claims, the cost to resolve claims and the amount of available insurance prove to be incorrect, the actual amount of liability for asbestos-related claims, and the effect on us, could differ materially from our current estimates and, therefore, could have a material impact on our financial position and results of operations.
Our restructuring activities and other strategic initiatives may be unsuccessful, may take longer than anticipated, or may result in unanticipated costs.
     ArvinMeritor announced restructuring actions in fiscal year 2007 as part of the Performance Plus profit improvement and cost reduction initiative. We will continue to pursue such initiatives as they relate to our business, and we may undertake additional restructuring actions in the future. There is no assurance that the total costs and total cash costs associated with the current and any future restructuring will not exceed our estimates, or that we will be able to achieve the intended benefits of these restructurings.
     Our future strategic initiatives could also include divestitures, acquisitions, joint ventures, strategic alliances and other cooperative arrangements.
     The success and timing of any future strategic initiatives will depend on a variety of factors, many of which are not within our control, such as industry and capital and credit market conditions. If we engage in acquisitions, we may finance these transactions by issuing additional debt or equity securities. The additional debt from any such acquisitions, if consummated, could increase our debt to capitalization ratio. In addition, the ultimate benefit of any acquisition would depend on our ability to successfully integrate the acquired entity or assets into our existing business and to achieve any projected synergies.
The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations and financial condition.
     Our deferred tax assets include net operating loss carryforwards that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Some of these deferred tax assets will expire if they are not utilized within certain time periods. It is possible that some or all of these deferred tax assets could ultimately expire unused.
     We periodically determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings, tax planning strategies, and future exposure to retirement medical and pension liabilities. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material adverse effect on our results of operations and financial condition.
Our expected annual effective tax rate could be volatile and materially change as a result of changes in mix of earnings and other factors.
     Our overall effective tax rate is equal to our total tax expense as a percentage of our total earnings before tax. However, tax expenses and benefits are determined separately for each tax paying component (an individual entity) or group of entities that is consolidated for tax purposes in each jurisdiction. Losses in certain jurisdictions provide no current financial statement tax benefit. As result, changes in the mix of projected earnings between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.
Our unrecognized tax benefits related to the adoption of Financial Accounting Standards Board Interpretation No. 48 could significantly change.
     In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle.
     The total amount of our unrecognized tax benefits upon adoption of FIN 48 as of October 1, 2007 was approximately $107 million, of which $9 million represents the amount, if recognized, which would favorably affect our effective tax rate in future periods. At March 31, 2008, the amount of gross unrecognized tax benefits and the amount that would favorably affect our effective income tax rate in future periods were $108 million and $10 million, respectively.
     It is reasonably possible that audit settlements, the conclusion of current examinations or the expiration of the statute of limitations in several jurisdictions could significantly change our unrecognized tax benefits during the next twelve months. However, quantification of an estimated range cannot be made at this time.

Developments or assertions by or against us relating to intellectual property rights could materially impact our business.
     We own significant intellectual property, including a large number of patents, trademarks and trade secrets, and we are a party to a number of technology license agreements. Developments or assertions by or against us relating to intellectual property rights could materially impact our business. Significant technological developments by others also could materially and adversely affect our business and results of operations and financial condition.
As part of the distribution we will incur indebtedness, which is expected to leave us in a leveraged position.
     We intend to enter into borrowing arrangements in connection with the distribution, and anticipate initially drawing down $125 million under these borrowing arrangements. We expect to make a payment to ArvinMeritor at or prior to the distribution equal to the amount by which the $125 million proceeds from this drawdown plus our cash on hand exceeds $100 million (leaving us with cash of $100 million, $50 million for our ongoing working capital needs and $50 million for short-term obligations incurred while we were a part of ArvinMeritor). Based on the March 31, 2008 unaudited pro forma combined condensed financial information included elsewhere in this information statement, the amount of this payment to ArvinMeritor would have been approximately $100 million. The payment and associated borrowing are expected to leave us in a leveraged position, and our business may not generate sufficient cash flows from operations to enable us to repay our borrowings.
Our liquidity, including our access to credit and capital markets, could be constrained by limitations in the overall credit and capital markets, our ability to comply with financial covenants in our debt instruments, and our suppliers suspending normal trade credit terms on our purchases.
     The current adverse state of the credit and capital markets has resulted in severely constrained credit availability conditions. Continuation of such constraints may increase our costs of borrowing and could restrict our access to the credit and capital markets as potential sources of future liquidity.
     We expect that our borrowing arrangements will contain various covenants binding on us that are customary in such facilities. To the extent that we are unable to maintain compliance with these covenants or other requirements under the borrowing arrangements due to one or more of the various risk factors discussed herein or otherwise, our ability to borrow, and our liquidity, would be adversely impacted.
     Our liquidity could also be adversely impacted if our suppliers were to suspend normal trade credit terms and require payment in advance or payment on delivery of purchases. If this were to occur, we would be dependent on other sources of financing to bridge the additional period between payment of our suppliers and receipt of payments from our customers.
We do not anticipate paying cash dividends for the first two years following the distribution, and the lack of dividends may have an adverse effect on our stock price.
     We currently intend to retain near-term future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends for the first two years following the distribution. Any determination as to the declaration and payment of dividends will be at the sole discretion of our board of directors and will be evaluated from time to time in light of our financial condition and earnings, the capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. The lack of dividends may have an adverse effect on our stock price.

Risks Relating to the Distribution
We have no operating history as a separate public company; our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company and may not be a reliable indicator of our future results.
     We have no operating history as an independent public company. The historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate publicly traded company during the periods presented or those that we will achieve in the future, primarily as a result of the following factors:
•	Prior to the distribution, our business has been operated by ArvinMeritor as part of its broader corporate organization, rather than as an independent company. ArvinMeritor or one of its affiliates has performed various corporate functions for us, including, but not limited to, tax administration, treasury, payroll, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit), external reporting, information technology, and human resource and benefits administration. Our historical and pro forma financial results reflect allocations of corporate expenses from ArvinMeritor for these and similar functions. These allocations may be more or less than the comparable expenses we would have incurred had we operated as a separate publicly traded company or that we may incur following the distribution.

•	Our historical financial statements do not include certain assets and liabilities unrelated to our ongoing business that will be transferred to us in connection with the distribution, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters. See “Unaudited Pro Forma Combined Condensed Financial Statements” and “Arrangements Between ArvinMeritor and Our Company”.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from ArvinMeritor.
We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the separation or as a result of the separation.
     Following the distribution, ArvinMeritor will be contractually obligated to provide to us only those services specified in the Transition Services Agreement and the other agreements we enter into with ArvinMeritor in connection with the distribution. These services generally will be provided for a maximum term of one year (or, in the case of certain information technology services, 18 to 24 months) after the distribution, unless the parties otherwise agree. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that ArvinMeritor previously provided to us that are not specified in the Transition Services Agreement or the other agreements. Also, upon the expiration of the Transition Services Agreement or other agreements with ArvinMeritor, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that in some instances, we will incur higher costs to obtain such services than we incurred under the terms of such agreements. In addition, if ArvinMeritor does not continue to perform effectively the transition services and the other services that are called for under the Transition Services Agreement and other agreements, we may not be able to operate our business effectively and our profitability may decline. Furthermore, after the expiration of the Transition Services Agreement and the other agreements, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreements.
We may have received better terms from unaffiliated third parties than the terms we received in our agreements with ArvinMeritor.
     The agreements related to our separation from ArvinMeritor, including the Separation and Distribution Agreement, Tax Allocation Agreement, Transition Services Agreement, Employee Matters Agreement and the other agreements, were negotiated in the context of our separation from ArvinMeritor while we were still part of ArvinMeritor and, accordingly, there can be no assurance that the terms of these agreements reflect those that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations between ArvinMeritor and us. See “Arrangements Between ArvinMeritor and Our Company.”
We will be responsible for certain of ArvinMeritor’s contingent and other liabilities that are unrelated to our ongoing business.
     Under the Separation and Distribution Agreement, we will assume or indemnify ArvinMeritor for certain contingent and other liabilities of ArvinMeritor and its predecessors to the extent they relate to current and former operations of our business. In addition, we will assume or indemnify ArvinMeritor for certain contingent and other liabilities of ArvinMeritor and its predecessors that are unrelated to our ongoing business, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters. See “Unaudited Pro Forma Combined Condensed Financial Statements” and “Arrangements Between ArvinMeritor and Our Company—Separation and Distribution Agreement.”
The ownership by our executive officers and some of our directors of shares of common stock, options or other equity awards of ArvinMeritor may create, or may create the appearance of, conflicts of interest.
     The ownership by our executive officers and some of our directors of shares of common stock, options or other equity awards of ArvinMeritor may create, or may create the appearance of, conflicts of interest. Because of their current or former positions with ArvinMeritor, certain of our executive officers and directors will own shares of ArvinMeritor common stock, options to purchase shares of ArvinMeritor common stock or other ArvinMeritor equity awards. The individual holdings of common stock, options to purchase common stock or other equity awards of ArvinMeritor may be significant for some of these persons compared to these persons’ total assets. Ownership by our officers and directors, after the distribution, of common stock, options to purchase common stock or other equity awards of ArvinMeritor may create, or create the appearance of, conflicts of interest when these officers and directors are faced with decisions that could have different implications for ArvinMeritor than for us.
If the distribution, together with certain related transactions, were to fail to qualify as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code, then our stockholders, we and ArvinMeritor may be required to pay U.S. federal income taxes.
     The distribution is conditioned upon ArvinMeritor’s receipt of a private letter ruling from the IRS substantially to the effect that the distribution qualifies as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code. Such ruling will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and ArvinMeritor make to the IRS. In rendering its ruling, the IRS also will rely on representations regarding certain covenants that we and ArvinMeritor enter into, including the adherence by ArvinMeritor and us to certain restrictions on our future actions. If any of the representations or statements that we or ArvinMeritor make are, or become, inaccurate or incomplete, or if we or ArvinMeritor breach any of our covenants, the distribution might not qualify as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code. Furthermore, the IRS will not rule on whether the distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 and related provisions of the Code. Rather, the private letter ruling will be based upon representations by ArvinMeritor that these conditions have been satisfied, and any inaccuracy in the representations could prevent ArvinMeritor from relying on the ruling.
     The distribution is also conditioned on the receipt by ArvinMeritor of an opinion of Chadbourne & Parke LLP, counsel to ArvinMeritor, substantially to the effect that the distribution, together with certain related transactions, will qualify as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code. The opinion will rely on the IRS private letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by

ArvinMeritor and us which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion.
     Notwithstanding receipt by ArvinMeritor of the private letter ruling and opinion of counsel, the IRS could successfully assert that the distribution should be treated as a taxable transaction. If the distribution, together with certain related transactions, were to fail to qualify as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code, then ArvinMeritor would recognize gain in an amount equal to the excess of (i) the fair market value of the our common stock distributed to the ArvinMeritor stockholders over (ii) ArvinMeritor’s tax basis in such common stock. Under the terms of the Tax Allocation Agreement, in the event the distribution were to fail to qualify as tax-free for U.S. federal income tax purposes and such failure is the result of certain actions taken after the distribution by us or any of our subsidiaries or stockholders, we would be responsible for all taxes imposed on ArvinMeritor as a result thereof. In addition, each ArvinMeritor stockholder who received our common stock in the distribution generally would be treated as having received a taxable distribution in an amount equal to the fair market value of our common stock received (including any fractional share sold on behalf of the stockholder), which would be taxable as a dividend to the extent of the stockholder’s ratable share of ArvinMeritor’s current and accumulated earnings and profits (as increased to reflect any current income including any gain recognized by ArvinMeritor on the taxable distribution). The balance, if any, of the distribution would be treated as a nontaxable return of capital to the extent of the ArvinMeritor stockholder’s tax basis in its ArvinMeritor stock, with any remaining amount being taxed as capital gain.
We and ArvinMeritor might not be able to engage in desirable strategic transactions and equity issuances following the distribution.
     Our and ArvinMeritor’s ability to engage in significant stock transactions could be limited or restricted after the distribution in order to preserve the tax-free nature of the distribution to ArvinMeritor. Even if the distribution, together with certain related transactions, otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code, it would be taxable to ArvinMeritor (but not to ArvinMeritor stockholders) under Section 355(e) of the Code if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquired, directly or indirectly, stock representing a 50% or greater interest, by vote or value, in our stock or the stock of ArvinMeritor. Current U.S. federal income tax law creates a presumption that the distribution would be taxable to ArvinMeritor, but not to its stockholders, if either we or ArvinMeritor were to engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change, by vote or value, in our or ArvinMeritor’s stock ownership during the four-year period that begins two years before the date of the distribution, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the distribution. Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan. These rules may prevent us and ArvinMeritor from entering into transactions which might be advantageous to our respective stockholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities. Thus, even if the distribution, together with certain related transactions, were to qualify as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code, if acquisitions of ArvinMeritor stock or our stock prior to or after the distribution were to cause Section 355(e) of the Code to apply, ArvinMeritor would recognize taxable gain as described above, but the distribution would be tax-free to each ArvinMeritor stockholder (except for cash received in lieu of a fractional share of Arvin Innovation common stock).
     The Tax Allocation Agreement includes covenants that we will not take actions that could cause the distribution to fail to qualify as a tax-free transaction, including, in certain cases, redeeming equity securities, selling or otherwise disposing of a substantial portion of our assets or acquiring businesses or assets with equity securities (or entering into negotiations or agreements with respect to such transactions), in each case, for a period of 24 months from the day after the distribution. Moreover, the Tax Allocation Agreement generally provides that we will be responsible for any taxes imposed on ArvinMeritor or us as a result of the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code if such failure is attributable to certain post-distribution actions taken by us (including our subsidiaries) or our stockholders, such as the acquisition of us by a third party at a time and in a manner that would cause such failure. See “The Distribution—U.S. Federal Income Tax Consequences of the Distribution” and “Arrangements Between ArvinMeritor and Our Company—Tax Allocation Agreement.”
Risks Relating to Our Common Stock
There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.
     There is currently no public market for our common stock. It is anticipated that prior to the distribution date, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.
     We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:
•	our business profile and market capitalization may not fit the investment objectives of ArvinMeritor stockholders, especially stockholders who hold ArvinMeritor stock based on ArvinMeritor’s inclusion in the Standard & Poor’s MidCap 400 Index, as our common stock will not be included in the Standard & Poor’s MidCap 400 Index, and as a result, ArvinMeritor stockholders may sell our shares after the distribution;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to the cyclicality and seasonality of our business and other factors related to our business;

•	our anticipated lack of dividend payments for the first two years after the distribution;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	considerations relating to the light vehicle industry;

•	overall market fluctuations; and

•	general economic conditions.
     Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the distribution, which could cause our stock price to decline.
     The shares of our common stock that ArvinMeritor distributes to its stockholders generally may be sold immediately in the public market. In spin-off transactions similar to the distribution, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the spin-off. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the distribution or what effect such sales may have on the market price of our common stock. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our common stock following the distribution, it is possible that some ArvinMeritor stockholders, including possibly some of its large stockholders, will sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as an independent company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor’s MidCap 400 Index hold shares of ArvinMeritor common stock. Our common stock will not be included in the Standard & Poor’s MidCap 400 index after the distribution. As a result, these index funds will likely be required to sell the shares of our common stock that they receive in the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.
Your percentage ownership in our company may be diluted in the future.
     Your percentage ownership in our company may be diluted in the future because of equity awards that have already been granted and that we expect will be granted to our directors and officers in the future. Prior to the distribution, we expect ArvinMeritor will approve certain equity plans of ours that will provide for the grant of equity-based awards, which may include restricted stock, restricted stock units, stock options, stock appreciation rights, performance shares and other equity-based awards, to our directors, officers and other employees.
Provisions in our organizational documents and rights plan and Delaware law will make it more difficult for someone to acquire control of us.
     Our amended and restated certificate of incorporation and amended by-laws that will be in effect at the time of the distribution, the rights agreement we will enter into and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our amended and restated certificate of incorporation and amended by-laws include provisions such as:
•	the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

•	the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareholders;

•	a prohibition on stockholder action by written consent;

•	a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of other business to be considered at any meeting of stockholders;

•	a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our amended and restated certificate of incorporation or amended by-laws;

•	elimination of the right of stockholders to call a special meeting of stockholders; and

•	a fair price provision.

     Our rights agreement gives our stockholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.
     In addition to the rights agreement and the provisions in our amended and restated certificate of incorporation and amended by-laws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder or specified stockholder approval requirements are met.

FORWARD-LOOKING STATEMENTS
     This information statement contains statements relating to our future results (including certain projections and business trends) that are “forward-looking statements.” Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “estimate,” “should,” “are likely to be,” “will” and similar expressions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to:
•	global and regional economic and market cycles and conditions;

•	the demand for light vehicles for which we supply products;

•	risks inherent in operating abroad (including foreign currency exchange rate volatility and potential disruption of production and supply due to terrorist attacks or acts of aggression);

•	availability and sharply rising costs of raw materials, including steel and oil, and our ability to recover steel and other commodity price increases from our customers;

•	rising transportation costs;

•	our ability to implement additional productivity and cost reduction initiatives and our ability to achieve the expected benefits of past and future restructuring actions;

•	OEM program delays;

•	demand for and market acceptance of new and existing products;

•	successful development of new products;

•	reliance on major OEM customers;

•	reduced sales to key customers;

•	changes in operations, reduced production volumes and changes in product mix and market share of our OEM customers;

•	competitive product and pricing pressures;

•	our labor relations or those of our suppliers and our customers, including potential disruptions in supply of parts to our facilities or demand for our products due to work stoppages;

•	the financial condition of our customers and suppliers, including potential bankruptcies;

•	possible adverse effects of any future suspension of normal trade credit terms by our suppliers;

•	potential difficulties competing with companies that have avoided their existing contracts in bankruptcy and reorganization proceedings;

•	success and timing of potential divestitures;

•	potential impairment of long-lived assets, including goodwill;

•	successful integration of acquired or merged businesses;

•	recoverability and potential adjustment of the value of deferred tax assets;

•	the volatility of our effective tax rate;

•	our working capital requirements;

•	the amount of our debt;

•	our ability to comply with covenants in our credit agreements;

•	our ability to access capital markets;

•	any credit ratings of our debt;

•	the outcome of existing and any future legal proceedings, including any litigation with respect to environmental, health and safety, asbestos and intellectual property matters;

•	the outcome of actual and potential product liability and warranty and recall claims;

•	our ability to attract and retain key personnel;

•	rising costs of pension and other postretirement benefits; and

•	possible changes in accounting rules;
as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our other filings with the SEC. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

THE DISTRIBUTION
General
     On May 6, 2008, ArvinMeritor announced its intention to pursue a plan to separate its two principal operating businesses by spinning off its Light Vehicle Systems business.
     In furtherance of this plan, on     , the ArvinMeritor board approved the distribution of all shares of our common stock held by ArvinMeritor to holders of ArvinMeritor common stock. In the distribution, each holder of ArvinMeritor common stock will receive on     , the distribution date, one share of our common stock for every      shares of ArvinMeritor common stock held at the close of business on     , the record date for the distribution (excluding fractional shares). Immediately following the distribution, ArvinMeritor stockholders will own 100% of our common stock.
     You will not be required to make any payment, surrender or exchange your shares of ArvinMeritor common stock or take any other action to receive your shares of our common stock in the distribution.
     The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”
Reasons for the Distribution
     ArvinMeritor believes that separating our business from ArvinMeritor is in the best interests of ArvinMeritor and its stockholders as well as Arvin Innovation. The separation will provide both companies with certain opportunities and benefits that are expected to enhance stockholder value. The following are some of the potential opportunities and benefits:
•	Greater Strategic Focus: Our business differs from ArvinMeritor’s other business in terms of customers, suppliers, technologies, manufacturing processes and distribution. The separation will allow each company to focus on its core business and growth opportunities, and it will provide management of each company with increased flexibility to design and implement corporate policies and strategies based on the business characteristics of the particular company and the industry in which it operates.

•	Increased Market Recognition: Following the distribution, the investment community, including existing and prospective stockholders, rating agencies, analysts and other market participants, will be better able to evaluate the merits of each company and value its performance and potential. Although there can be no assurance, ArvinMeritor believes that over time, following the distribution, this better understanding of the separated companies should lead to a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, for ArvinMeritor and us, than if we were to remain a part of ArvinMeritor.

•	Improved Capital Flexibility and Access to Capital Markets: Prior to the distribution, the capital requirements of each of our business and ArvinMeritor’s other business have been satisfied as part of the wider corporate capital budgeting policies of ArvinMeritor. The proposed separation will eliminate internal competition for capital among businesses with different customers and markets. Each company will have its own capital structure designed to match its risk characteristics, investment needs and appropriate leverage requirements at any point in time. Our new capital structure is expected to facilitate internal and external expansion (including the potential use of our publicly traded stock) that will be important to remain competitive in our industry. As an independent public company, we will be able to seek access to capital markets on our own.

•	Increased Ability to Attract, Retain and Motivate Employees: The distribution will permit the creation of Arvin Innovation equity securities, the value of which are expected to reflect more closely the efforts and performance of Arvin Innovation’s management. Such equity securities should enable Arvin Innovation to provide incentive compensation arrangements for its key employees that are more directly related to the performance of Arvin Innovation’s business and the market performance of Arvin Innovation’s common stock, which should improve the ability of Arvin Innovation to attract, retain and motivate qualified personnel.
     Neither we nor ArvinMeritor can assure you that any of these opportunities or benefits will be realized following the distribution.
Formation of a Holding Company Prior to the Distribution
     Prior to the distribution, ArvinMeritor organized Arvin Innovation as a Delaware corporation for the purpose of transferring to Arvin Innovation the assets and liabilities, including any entities holding assets and liabilities, of ArvinMeritor’s Light Vehicle Systems business and certain other assets and liabilities as described in this information statement, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters. We are a holding company and will conduct substantially all of our operations through subsidiaries.
The Number of Shares You Will Receive
     For every      shares of ArvinMeritor common stock that you own at the close of business on     , the record date for the distribution, you will receive one share of our common stock on the distribution date. ArvinMeritor will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by ArvinMeritor or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either ArvinMeritor or us. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the payment made in lieu of fractional shares.
When and How You Will Receive the Distribution
     ArvinMeritor will distribute the shares of our common stock on     , the distribution date. Mellon Investor Services LLC, which currently serves as the transfer agent and registrar for ArvinMeritor’s common stock, will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.
     If you own ArvinMeritor common stock as of the close of business on the record date, the shares of our common stock that you are entitled to receive in the distribution will be delivered electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders. If you sell shares of ArvinMeritor common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of our common stock in the distribution.
     Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of ArvinMeritor common stock and you are the registered holder of the ArvinMeritor shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. You should keep your physical stock certificates; you need not send your physical stock certificates to us or Mellon Investor Services LLC. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Mellon Investor Services LLC at the address set forth on page 13 of this information statement.
     Most ArvinMeritor stockholders hold their shares of ArvinMeritor common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your ArvinMeritor common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.
     Mellon Investor Services LLC, as distribution agent, will not deliver any fractional shares of our common stock in connection with the distribution. Instead, Mellon Investor Services LLC will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. See “—U.S. Federal Income Tax Consequences of the Distribution” below for an explanation of the tax consequences of the distribution. If you physically hold ArvinMeritor common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. If you hold your ArvinMeritor stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.
Results of the Distribution
     After the distribution, we will be a separate publicly traded company. Immediately following the distribution, we expect to have approximately      holders of record, based on the number of registered holders of ArvinMeritor common stock on         , and approximately       million shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of ArvinMeritor options, repurchase of shares and issuance of shares of ArvinMeritor prior to the record date for the distribution. Additionally, the number of shares to be distributed will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock.
     Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with ArvinMeritor to effect the separation and the distribution and to provide a framework for our relationships with ArvinMeritor after the distribution. These agreements will provide for the allocation between us and ArvinMeritor of ArvinMeritor’s assets and liabilities attributable to periods prior to, at and after the separation and distribution. Under these agreements, ArvinMeritor will transfer to us assets exclusively relating to current and former operations of our business, and we generally will assume or indemnify ArvinMeritor for liabilities of ArvinMeritor and its predecessors to the extent they relate to current and former operations of our business. In addition, we will assume or indemnify ArvinMeritor for certain liabilities of ArvinMeritor and its predecessors that are unrelated to our ongoing business, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters, and ArvinMeritor will transfer to us certain assets relating thereto. See “Unaudited Pro Forma Combined Condensed Financial Statements” and “Arrangements Between ArvinMeritor and Our Company.”
     The distribution will not affect the number of outstanding shares of ArvinMeritor common stock or any rights of ArvinMeritor stockholders.
     Third party professional fees in connection with our separation from ArvinMeritor and the distribution, including legal, accounting and investment banking fees, are currently estimated at $20-25 million. ArvinMeritor generally will pay all costs and expenses incurred prior to the distribution in connection with our separation from ArvinMeritor and the distribution, except that we will pay certain tax costs (see “Arrangements Between

ArvinMeritor and Our Company—Tax Allocation Agreement”) and costs and expenses relating to our borrowing arrangements and of the transfer agent and registrar for our common stock.
U.S. Federal Income Tax Consequences of the Distribution
     The following is a summary of the material U.S. federal income tax consequences of the distribution. This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the distribution will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement. This summary is for general information only and does not purport to be a complete description of the consequences of the distribution nor does it address the effects of any state, local or foreign tax laws or U.S. tax laws other than those relating to income taxes on the distribution. The tax treatment of an ArvinMeritor stockholder may vary depending upon that stockholder’s particular situation, and certain stockholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold stock in ArvinMeritor, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold their ArvinMeritor stock as part of a “hedge,” “straddle,” “conversion,” or “constructive sale transaction,” individuals who received ArvinMeritor common stock upon the exercise of employee stock options or otherwise as compensation and non-U.S. stockholders) may be subject to special rules not discussed below. The summary assumes that the ArvinMeritor stockholders hold their ArvinMeritor common stock as capital assets within the meaning of Section 1221 of the Code.
     Each stockholder is urged to consult his or her tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or foreign tax laws or U.S. tax laws other than those relating to income taxes and of changes in applicable tax laws.
     The distribution is conditioned upon ArvinMeritor’s receipt of a private letter ruling from the IRS substantially to the effect that the distribution, together with certain related transactions, qualifies as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code. The ruling will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and ArvinMeritor make to the IRS. In rendering the ruling, the IRS also will rely on representations regarding certain covenants that we and ArvinMeritor enter into, including the adherence by ArvinMeritor and us to certain restrictions on our future actions. Although a private letter ruling from the IRS is generally binding on the IRS, if any of the representations or statements that we or ArvinMeritor make are, or become, inaccurate or incomplete, or if we or ArvinMeritor breach any of our covenants, the distribution might not qualify as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code. The distribution is also conditioned upon the receipt by ArvinMeritor of an opinion of Chadbourne & Parke LLP, counsel to ArvinMeritor, substantially to the effect that the distribution, together with certain related transactions, will qualify as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code.
The Distribution
     Assuming that the distribution, together with certain related transactions, qualifies as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code, the following describes certain U.S. federal income tax consequences to us, ArvinMeritor and ArvinMeritor stockholders:
•	neither we nor ArvinMeritor will recognize any gain or loss upon the distribution of our common stock and no amount will be includable in our income or that of ArvinMeritor as a result of the distribution other than taxable income or gain arising out of internal restructurings undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by ArvinMeritor under Treasury regulations relating to consolidated federal income tax returns;

•	an ArvinMeritor stockholder will not recognize income, gain, or loss as a result of the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our common stock;

•	an ArvinMeritor stockholder’s tax basis in such stockholder’s ArvinMeritor common stock and in our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will equal such stockholder’s tax basis in its ArvinMeritor common stock immediately before the distribution, allocated between the ArvinMeritor common stock and our common stock (including any fractional share interest of our common stock for which cash is received) in proportion to their relative fair market values on the date of the distribution;

•	an ArvinMeritor stockholder’s holding period for our common stock received in the distribution (including any fractional share interest of our common stock for which cash is received) will include the holding period for that stockholder’s ArvinMeritor common stock; and

•	an ArvinMeritor stockholder who receives cash in lieu of a fractional share of our common stock in the distribution will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the ArvinMeritor stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its ArvinMeritor common stock exceeds one year.
     U.S. Treasury regulations require each ArvinMeritor stockholder who receives our common stock in the distribution to attach to the stockholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, ArvinMeritor will provide to our stockholders, either directly or through our stockholders’ banks or brokerage firms, the information necessary to comply with this requirement.
U.S. Federal Income Tax Consequences if the Distribution Were Taxable
     Notwithstanding receipt by ArvinMeritor of the private letter ruling and opinion of counsel, the IRS could assert successfully that the distribution was taxable and the above consequences would not apply and both ArvinMeritor and holders of ArvinMeritor common stock who received shares of our common stock in the distribution could be subject to tax, as described below. In addition, future events that may or may not be within ArvinMeritor’s or our control, including acquisitions of a significant portion of ArvinMeritor common stock or our common stock, could cause the distribution not to qualify as tax-free to ArvinMeritor and/or holders of ArvinMeritor common stock. Depending on the circumstances, we may be required to indemnify ArvinMeritor for some or all of the taxes and losses resulting from the distribution not qualifying as a tax-free reorganization for U.S. federal income tax purposes under Section 355 and related provisions of the Code. See “Arrangements Between ArvinMeritor and Our Company—Tax Allocation Agreement.”
     If the distribution were to fail to qualify as tax-free, then:
•	ArvinMeritor would recognize gain in an amount equal to the excess of the fair market value on the distribution date of the shares of our common stock distributed to ArvinMeritor stockholders (including any fractional shares sold on behalf of the stockholders) over ArvinMeritor’s adjusted tax basis in our stock;

•	each ArvinMeritor stockholder who received our common stock in the distribution would be treated as having received a taxable distribution in an amount equal to the fair market value of such stock (including any fractional shares sold on behalf of the stockholder) on the distribution date. That distribution would be taxable to the stockholder as a dividend to the extent of ArvinMeritor’s current and accumulated earnings and profits. Any amount that exceeded

ArvinMeritor’s earnings and profits would be treated first as a non-taxable return of capital to the extent of the ArvinMeritor stockholder’s tax basis in its ArvinMeritor common stock (which amounts would reduce such stockholder’s tax basis in its ArvinMeritor common stock), with any remaining amounts being taxed as capital gain;

•	certain stockholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends; and

•	a stockholder’s tax basis in our common stock received generally would equal the fair market value of Arvin Innovation common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the stockholder’s ArvinMeritor common stock would not be affected by the fact that the distribution was taxable.
     Even if the distribution, together with certain related transactions, otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code, it could be taxable to ArvinMeritor under Section 355(e) of the Code if one or more persons were to acquire directly or indirectly stock representing a 50% or greater interest by vote or value, in ArvinMeritor or us during the four-year period beginning on the date which is two years before the date of the distribution, as part of a plan or series of related transactions that includes the distribution. If such an acquisition of our stock or ArvinMeritor’s stock were to trigger the application of Section 355(e), ArvinMeritor would recognize taxable gain as described above, but the distribution would be tax-free to each ArvinMeritor stockholder.
     In connection with the distribution, we and ArvinMeritor will enter into a Tax Allocation Agreement pursuant to which we each will agree to be responsible for certain liabilities and obligations following the distribution. Our indemnification obligations will include a covenant to indemnify ArvinMeritor for any taxes that it and its subsidiaries incur if the distribution of our common stock by ArvinMeritor were to fail to qualify as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code if such failure is attributable to certain post-distribution actions taken by us or any of our subsidiaries or stockholders. We also will be responsible for any taxes we incur in connection with certain internal restructuring transactions undertaken prior to and in connection with the distribution of our common stock by ArvinMeritor. In addition, even if we were not contractually required to indemnify ArvinMeritor for tax liabilities, if the distribution, together with certain related transactions, were to fail to qualify as tax-free for U.S. federal income tax purposes, we nonetheless could be legally liable under applicable tax law for such liabilities if ArvinMeritor were to fail to pay them. See “Arrangements Between ArvinMeritor and Our Company—Tax Allocation Agreement” for a more detailed discussion of the Tax Allocation Agreement.
     The foregoing is a summary of the material U.S. federal income tax consequences of the distribution under current law. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of various states or other jurisdictions or that may apply to particular categories of stockholders. Each ArvinMeritor stockholder should consult its tax advisor as to the particular tax consequences of the distribution to such stockholder, including the application of U.S. federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.
Market for Common Stock
     There is currently no public market for our common stock. A condition to the distribution is the listing on NASDAQ of our common stock. We have applied to list our common stock on NASDAQ under the symbol “ARVI.”
Trading Between the Record Date and the Distribution Date
     Beginning shortly before the record date and continuing through the distribution date, there are expected to be two markets in ArvinMeritor common stock: a “regular-way” market and an “ex-distribution” market. Shares of

ArvinMeritor common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed in the distribution. Therefore, if you sell shares of ArvinMeritor common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of our common stock in the distribution. If you own shares of ArvinMeritor common stock at the close of business on the record date and sell those shares on the “ex-distribution” market through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of ArvinMeritor common stock.
     Furthermore, beginning prior to and continuing through the distribution date, there is expected to be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to ArvinMeritor stockholders on the distribution date. If you owned shares of ArvinMeritor common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed in the distribution. You may trade this entitlement to shares of our common stock, without the shares of ArvinMeritor common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.
Conditions to the Distribution
     We expect that the distribution will be effective on     , the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by ArvinMeritor:
•	final approval of the distribution by ArvinMeritor’s board of directors shall have been obtained;

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect;

•	all material registrations and consents required in connection with the distribution shall have been received;

•	ArvinMeritor shall have received a private letter ruling from the IRS and an opinion of Chadbourne & Parke LLP, counsel to ArvinMeritor, substantially to the effect that the distribution, together with certain related transactions, qualifies as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code, and the private letter ruling shall not have been modified or amended in any respect adversely affecting the tax consequences set forth therein;

•	the listing of our common stock on NASDAQ shall have been approved, subject to official notice of issuance;

•	required consents or waivers under ArvinMeritor’s existing credit agreement shall have been obtained;

•	our borrowing arrangements shall be in effect;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect; and

•	all required activities with employee representatives shall have been completed.
     The fulfillment of the foregoing conditions does not create any obligation on ArvinMeritor’s part to effect the distribution, and the ArvinMeritor board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution. ArvinMeritor has the right not to complete the distribution if, at any time, the ArvinMeritor board determines, in its sole discretion, that the distribution is not in the best interests of ArvinMeritor or its stockholders or that automotive or financial market conditions are such that it is not advisable to separate the Light Vehicle Systems business from ArvinMeritor.
Pre-Distribution Payment
     We expect to make a payment to ArvinMeritor at or prior to the distribution equal to the amount by which the $125 million proceeds from the anticipated drawdown under our borrowing arrangements plus our cash on hand exceeds $100 million (leaving us with cash of $100 million, $50 million for our ongoing working capital needs and $50 million for short-term obligations incurred while we were a segment of ArvinMeritor). Based on the March 31, 2008 unaudited pro forma combined condensed financial information included elsewhere in this information statement, the amount of this payment to ArvinMeritor would have been approximately $100 million. See “Unaudited Pro Forma Combined Condensed Financial Statements.”
     The effect of this payment will be to adjust the post-distribution capital structure of each of ArvinMeritor and us by decreasing the consolidated debt of ArvinMeritor and increasing our consolidated debt. The amount of the payment was determined based on our anticipated ability to generate cash flow and with the intention of establishing an appropriate capital structure for us. The payment and associated borrowing are expected to leave us in a leveraged position.
Reason for Furnishing this Information Statement
     This information statement is being furnished solely to provide information to ArvinMeritor stockholders who are entitled to receive shares of our common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither ArvinMeritor nor we undertake any obligation to update such information except as otherwise required by law.

DIVIDEND POLICY
     We currently intend to retain near-term future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends for the first two years following the distribution. Any determination as to the declaration and payment of dividends will be at the sole discretion of our board of directors and will be evaluated from time to time in light of our financial condition and earnings, the capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant.

BORROWING ARRANGEMENTS
     We expect to have in place prior to the distribution borrowing arrangements in the amount of approximately $200-250 million, of which we anticipate initially drawing down $125 million. We expect to make a payment to ArvinMeritor at or prior to the distribution equal to the amount by which the $125 million proceeds from this drawdown plus our cash on hand exceeds $100 million (leaving us with cash of $100 million, $50 million for our ongoing working capital needs and $50 million for short-term obligations incurred while we were a segment of ArvinMeritor). Based on the March 31, 2008 unaudited pro forma combined condensed financial information included elsewhere in this information statement, the amount of this payment to ArvinMeritor would have been approximately $100 million. See “Unaudited Pro Forma Combined Condensed Financial Statements.” The effect of this payment will be to adjust the post-distribution capital structure of each of ArvinMeritor and us by decreasing the consolidated debt of ArvinMeritor and increasing our consolidated debt. The amount of the payment was determined based on our anticipated ability to generate cash flow and with the intention of establishing an appropriate capital structure for us. The payment and associated borrowing are expected to leave us in a leveraged position. The remainder of our borrowing arrangements will be available to fund general operations of our business after the distribution. Certain of our non-U.S. subsidiaries also will have access to additional credit lines in amounts that in the aggregate are not material.
     For additional information relating to our planned borrowing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

SELECTED FINANCIAL DATA
     The following tables present selected historical financial data for the Light Vehicle Systems business (LVS) of ArvinMeritor. The combined condensed statement of operations data for each of the years in the three-year period ended September 30, 2007 and the combined condensed balance sheet data as of September 30, 2007 and 2006 have been derived from our audited combined financial statements included elsewhere in this information statement. The combined condensed statement of operations data for the six months ended March 31, 2008 and 2007 and the combined condensed balance sheet data as of March 31, 2008 have been derived from our unaudited combined condensed financial statements included elsewhere in this information statement. The combined condensed statement of operations data for the years ended September 30, 2004 and 2003 and the combined condensed balance sheet data as of September 30, 2005, 2004 and 2003 are derived from our unaudited combined financial statements not included in this information statement. The unaudited combined condensed financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair presentation of the information set forth therein.
     You should read the information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this information statement. The combined condensed financial information presented below may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented and does not reflect any adjustments related to changes that will occur in our assets, liabilities, operations and capitalization as a result of our separation from ArvinMeritor and the distribution. See “Unaudited Pro Forma Combined Condensed Financial Statements” and “Arrangements Between ArvinMeritor and Our Company—Separation and Distribution Agreement” for a further description of the anticipated changes.

	Six Months Ended
	March 31,		Year Ended September 30,
(in millions)	2008(1)	2007	2007	2006	2005	2004	2003

COMBINED CONDENSED STATEMENT OF OPERATIONS DATA
Sales
Body Systems	$674	$593	$1,218	$1,192	$1,290	$1,446	$1,207
Chassis Systems	510	495	1,059	1,074	1,141	833	779

Total	$1,184	$1,088	$2,277	$2,266	$2,431	$2,279	$1,986

Income (Loss) from Continuing Operations	$(24)	$(11)	$(32)	$(9)	$(77)	$(13)	$4

	March 31,	September 30,
	2008(1)	2007	2006	2005	2004	2003

COMBINED CONDENSED BALANCE SHEET DATA
Total Assets	$1,138	$1,098	$996	$1,025	$1,093	$1,192
Total Liabilities	898	1,003	771	839	811	773

(1)	As restated. See note 1 to combined condensed financial statements.

The combined condensed financial information presented above includes the following after-tax income (expense) items specific to the period of occurrence (in millions):

	Six Months Ended
	March 31,		Year Ended September 30,
	2008	2007	2007	2006	2005	2004	2003
Restructuring costs	$(11)	$(25)	$(43)	$(11)	$(34)	$—	$(13)
Production disruption and work stoppages (1)	—	(4)	(13)	—	—	—	—
Additional contingency reserves (2)	(11)	—	—	(13)	—	—	—
Supplier reorganizations and customer bankruptcies	—	—	(3)	—	(3)	—	—
Impairment charges and adjustments, net (3)	—	9	9	(2)	(31)	—	—
Gain on divestitures	—	—	—	5	—	—	—
Impact of change in employee vacation policy	3	—	—	—	—	—	—
Charge for balance sheet adjustments (4)	—	—	—	—	—	—	(8)
Income taxes (5)	—	—	—	—	(9)	—	—

(1)	After-tax impact of production disruptions at our door modules facility in Brussels, Belgium caused by work stoppages at a facility of one of our European customers.

(2)	After-tax impact of liabilities recorded for certain warranty and other commercial matters.

(3)	Impact of reversal of certain reserves in our North American Gabriel ride control aftermarket business. Prior to fiscal year 2007, this business was part of ArvinMeritor’s light vehicle aftermarket business segment and was reported in discontinued operations in ArvinMeritor’s consolidated financial statements. A non-cash impairment charge of $34 million ($31 million, after-tax) was recorded in fiscal year 2005 to record this business at fair value when it was held for sale. In fiscal year 2007, ArvinMeritor made a strategic decision to retain this business as part of LVS and as a result, certain impairment-related reserves were reduced by $12 million ($11 million, after-tax) to reflect the net realizability of the related assets on a continuing operations basis. Also reflects the impact of a cumulative $2 million ($2 million after-tax) adjustment for depreciation expense not recorded in fiscal years 2005 and 2006 when this business was held for sale.

(4)	After-tax charge related to account reconciliations and information system implementation issues at a facility in Mexico, of which $4 million related to prior fiscal years.

(5)	A valuation allowance was established against deferred tax assets in the United Kingdom.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
     Our unaudited pro forma combined condensed financial statements presented below have been derived from our audited combined financial statements for the fiscal year ended September 30, 2007 and unaudited combined condensed financial statements as of and for the six months ended March 31, 2008, which are included elsewhere in this information statement. Our unaudited pro forma combined condensed financial statements assume that the distribution and related transactions had occurred on October 1, 2006 for purposes of the unaudited pro forma combined condensed statements of operations and as of March 31, 2008 for purposes of the unaudited pro forma combined condensed balance sheet. Our unaudited pro forma combined condensed financial statements should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and notes thereto included elsewhere in this information statement.
     The preliminary pro forma adjustments contained in our unaudited pro forma combined condensed financial statements are based on what we believe is the best information available to us at this time and certain assumptions that our management believes are reasonable. Our unaudited pro forma combined condensed financial statements are for illustrative and informational purposes only and are not necessarily indicative of our future performance or fully representative of what our results of operations or financial position would have been if we had operated as a separate, stand-alone entity during the periods presented or if the distribution and related transactions had actually occurred as of October 1, 2006 for purposes of the unaudited pro forma combined condensed statements of operations or as of March 31, 2008 for purposes of the unaudited pro forma combined condensed balance sheet.
     Our unaudited pro forma combined condensed financial statements and related preliminary unaudited pro forma adjustments have been prepared to reflect the estimated impact on our historical financial statements of certain liabilities of ArvinMeritor and its predecessors that are unrelated to our ongoing business, which will be assumed by us or for which we will indemnify ArvinMeritor in connection with the distribution, and the transfer to us of certain related assets. See “Arrangements Between ArvinMeritor and Our Company—Separation and Distribution Agreement.” These liabilities include:
•	liabilities relating to exposure to asbestos or asbestos-containing materials in any of the products of (i) the brakes business of Rockwell International Corporation (now named Rockwell Automation, Inc.), a predecessor of ArvinMeritor, or (ii) Maremont Corporation (which will be one of our subsidiaries) (see “Business—Legal Proceedings—Asbestos” for further discussion of these liabilities);

•	liabilities relating to environmental matters in respect of (i) closed, divested and other former businesses and facilities unrelated to our ongoing business located in Allegan, Michigan; Ashtabula, Ohio; Centralia, Illinois; Chicago, Illinois; Grenada, Mississippi; Logansport, Indiana; and Oshkosh, Wisconsin and (ii) closed, divested and other former businesses and facilities of ArvinMeritor and its predecessors that are not related either to our or ArvinMeritor’s ongoing business (we refer to these former businesses, which include, without limitation, ArvinMeritor’s former Emission Technologies, Light Vehicle Aftermarket and Roll Coater businesses, as unrelated former businesses) (see “Business—Environmental Matters” for further discussion of these liabilities);

•	liabilities relating to pension, retiree medical and retiree life insurance obligations in respect of current and former employees of unrelated former businesses;

•	liabilities relating to pension, retiree medical and retiree life insurance obligations in respect of retired employees who were employed by the corporate office of ArvinMeritor or any of its predecessors;

•	liabilities relating to worker’s compensation and health and welfare benefits under long-term disability programs in respect of current and former employees of unrelated former businesses;

•	liabilities relating to worker’s compensation and health and welfare benefits under long-term disability programs in respect of retired employees who were employed by the corporate office of ArvinMeritor or any of its predecessors; and

•	certain other liabilities of ArvinMeritor and its predecessors arising out of divestiture agreements for unrelated former businesses and related indemnification obligations.
     Our unaudited pro forma combined condensed financial statements and related preliminary unaudited pro forma adjustments also include estimates of other expenses associated with operating LVS as a stand-alone, independent, publicly traded company and other adjustments as described in the notes to the unaudited pro forma combined condensed financial statements.
     Our unaudited pro forma combined condensed financial statements do not reflect contingent liabilities which will be assumed by us or for which we will indemnify ArvinMeritor in connection with the distribution that are not both probable and estimable, including those for retained liabilities, indemnifications, guarantees, representations and warranties of ArvinMeritor and its predecessors arising out of divestiture agreements for unrelated former businesses. These contingent liabilities relate to a variety of matters, which may include environmental, tax, asbestos and employment-related matters and the periods of indemnification applicable to certain of these matters may vary in duration. Our obligations under such contingent liabilities cannot be reasonably estimated and we are not aware of any claims or other information that would give rise to material payments under such obligations.
Unaudited Pro Forma Combined Condensed Statements of Operations
Year Ended September 30, 2007
(in millions, except per share data)

		Preliminary
		Pro Forma
	Historical	Adjustments		Pro Forma
Sales	$2,244	$—		$2,244
Sales, affiliated companies	33	—		33

TOTAL SALES	2,277	—		2,277
Cost of sales	(2,111)	(6	)(a)	(2,117)

GROSS MARGIN	166	(6)		160
Selling, general and administrative	(134)	(13	)(a)(b)	(147)
Restructuring costs	(55)	—		(55)
Other income, net	6	2	(c)	8

OPERATING LOSS	(17)	(17)		(34)
Equity in losses of affiliates	(1)	—		(1)
Interest expense, net	(1)	(8	)(d)(e)	(9)

LOSS BEFORE INCOME TAXES	(19)	(25)		(44)
Income tax expense	(7)	(1	)(f)	(8)
Minority interest	(6)	—		(6)

LOSS FROM CONTINUING OPERATIONS	$(32)	$(26)		$(58)

Pro forma loss per share from continuing operations (g)
Weighted average shares outstanding (g)
See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

Six Months Ended March 31, 2008
(in millions, except per share data)

		Preliminary
		Pro Forma
	Historical(1)	Adjustments		Pro Forma

Sales	$1,172	$—		$1,172
Sales, affiliated companies	12	—		12

TOTAL SALES	1,184	—		1,184
Cost of sales	(1,104)	(2	)(a)	(1,106)

GROSS MARGIN	80	(2)		78
Selling, general and administrative	(74)	(3)	(a)(b)	(77)
Restructuring costs	(15)	—		(15)
Other expense, net	(2)	—	(c)	(2)

OPERATING LOSS	(11)	(5)		(16)
Interest expense, net	(1)	(4	)(d)	(5)

LOSS BEFORE INCOME TAXES	(12)	(9)		(21)
Income tax expense	(10)	—	(f)	(10)
Minority interest	(2)	—		(2)

LOSS FROM CONTINUING OPERATIONS	$(24)	$(9)		$(33)

Pro forma loss per share from continuing operations (g)
Weighted average shares outstanding (g)

(1)	As restated. See Note 1 to Combined Condensed Financial Statements.
See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

Unaudited Pro Forma Combined Condensed Balance Sheet
March 31, 2008
(in millions)

		Preliminary
		Pro Forma
	Historical(1)	Adjustments		Pro Forma

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$72	$28	(h)	$100
Receivables, trade and other, net	357	—		357
Receivables, trade and other, affiliated companies	19	—		19
Inventories	167	—		167
Other current assets	49	7	(i)	56

TOTAL CURRENT ASSETS	664	35		699
NET PROPERTY	334	—		334
GOODWILL	71	—		71
OTHER ASSETS	69	31	(i)	100

TOTAL ASSETS	$1,138	$66		$1,204

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term debt	$17	$—		$17
Accounts payable	422	—		422
Other current liabilities	218	15	(i)	233

TOTAL CURRENT LIABILITIES	657	15		672

LONG-TERM DEBT	7	125	(j)	132
RETIREMENT BENEFITS	165	62	(i)	227
OTHER LIABILITIES	28	61	(i)	89
MINORITY INTERESTS	41	—		41
EQUITY
Common stock and additional paid in capital	—	157	(k)	157
Parent’s net investment	163	(163	)(k)	—
Accumulated other comprehensive income	77	(191	)(i)	(114)

TOTAL EQUITY	240	(197)		43

TOTAL LIABILITIES AND EQUITY	$1,138	$66		$1,204

(1)	As restated. See Note 1 to Combined Condensed Financial Statements.
See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements
(a)	Reflects the estimated change in corporate costs from those previously allocated to LVS by ArvinMeritor to our management’s estimate of corporate costs that we would have incurred on a stand-alone basis. These corporate costs include finance, human resources, legal, information technology, audit fees, management services, including treasury and tax, and other corporate overhead. Previously allocated costs to LVS by ArvinMeritor totaled $33 million compared to our management’s estimate of corporate costs that we would have incurred on a stand-alone basis of $36 million in fiscal year 2007. Previously allocated costs to LVS by ArvinMeritor totaled $21 million compared to our management’s estimate of corporate costs that we would have incurred on a stand-alone basis of $18 million in the six months ended March 31, 2008. The impact on cost of sales was an increase of $6 million for fiscal year 2007 and an increase of $2 million for the six months ended March 31, 2008. The impact on selling, general and administrative expenses was a decrease of $3 million in fiscal year 2007 and a decrease of $5 million in the six months ended March 31, 2008.

(b)	Reflects the estimated expenses associated with certain pension, retiree medical, other employee benefits, and asbestos liabilities which will be assumed by us or for which we will indemnify ArvinMeritor, as follows (in millions):

	Year Ended	Six Months Ended
	September 30, 2007	March 31, 2008
Pension, retiree medical and other employee benefits	$(13)	$(7)
Legal expenses associated with asbestos liabilities	(3)	(1)
Estimated expenses associated with certain pension and retiree medical liabilities that will be assumed by us were determined based on the assumptions used in the June 30, 2006 and 2007 measurement. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Pensions” and “—Retiree Medical” for further discussion of these liabilities. Expenses associated with asbestos liabilities that will be assumed by us reflect actual expenses incurred during the period associated with these liabilities. See note (i) below for the amount of liability associated with each of these matters.

(c)	Reflects the actual expenses associated with certain environmental matters ($1 million for fiscal year 2007 and $1 million for the six months ended March 31, 2008) which will be assumed by us or for which we will indemnify ArvinMeritor. Also reflects the estimated reduction of expenses associated with the loss on sale of receivables incurred by LVS and related to its participation in ArvinMeritor’s United States accounts receivable securitization program ($3 million for fiscal year 2007 and $1 million for the six months ended March 31, 2008). We expect that subsequent to the distribution we will no longer participate in this facility and that it will be replaced by our borrowing arrangements discussed in note (d) below.

(d)	Represents estimated interest charges on the new borrowing arrangements we intend to negotiate in order to make a payment to ArvinMeritor and supplement our liquidity requirements. The interest charges were calculated at a rate of 5.9%, reflecting the three-month LIBOR rate of 2.7% as of May 19, 2008 plus a margin over LIBOR of 320 basis points, on an estimated outstanding balance of $125 million.

(e)	Reflects the elimination of approximately $1 million of interest income earned by LVS from ArvinMeritor related to LVS’ participation in ArvinMeritor’s United States accounts receivable securitization program. As previously discussed in note (c) above, we expect that subsequent to the distribution we will no longer participate in this facility and that it will be replaced by our borrowing arrangements discussed in note (d) above.

(f)	The additional tax expense reflects the reduction in interest on equity deductions as a result of the expected change in the equity position of our Brazilian subsidiary following the distribution. The impact for fiscal year 2007 is $1 million and is not significant for the six months ended March 31, 2008. Also, no income tax benefit is recorded with respect to the before-tax unaudited preliminary pro forma adjustments as these estimated expenses will be incurred primarily in jurisdictions in which no income tax benefit is recorded, unless offset by other types of income.

(g)	Loss per share and weighted average outstanding shares are based on our anticipated post-distribution capital structure. These amounts are based on basic average outstanding shares of ArvinMeritor common stock of 72.0 million for the six months ended March 31, 2008 and 70.5 million for the fiscal year ended September 30, 2007 and the distribution ratio of one share of our common stock for every shares of ArvinMeritor common stock outstanding.

(h)	Reflects an increase in cash and cash equivalents related to the borrowings on the new borrowing arrangements we intend to negotiate, and a decrease reflecting an anticipated payment from us to ArvinMeritor at or prior to the time of the distribution. The amount of this anticipated payment will be equal to the amount by which the $125 million proceeds from the anticipated drawdown under our new borrowing arrangements plus our cash on hand exceeds $100 million.

(i)	Reflects the loss of net operating loss benefits in Germany. To facilitate the separation of our German business, a legal entity restructuring will be undertaken which will change the ultimate ownership of our German subsidiary, ArvinMeritor GmbH. In accordance with current German tax law, the direct or indirect ownership change of more than 50% of a German company within a five year period results in the complete forfeiture of corporate income tax net operating loss carryforwards. The approximate pre-tax value of the German net operating losses as of March 31, 2008 is $66 million. The after tax value of these net operating losses, using a 16% tax rate, is approximately $11 million. This adjustment is shown as a reduction to other assets on the balance sheet. Also reflects the estimated financial impact associated with our assumption of or indemnification for certain liabilities of ArvinMeritor and its predecessors that are unrelated to our ongoing business, including certain liabilities in respect of asbestos litigation, environmental, pension, retiree medical, workers compensation and other matters, and the transfer by ArvinMeritor to us of certain assets relating thereto, as follows (in millions):

	Pension			Other
	and retiree			Employee	Income
	medical	Asbestos	Environmental	Liabilities	Taxes	Total
Balance Sheet
Other current assets	$—	$7	$—	$—	$—	$7
Other assets	3	37	—	2	(11)	31
Other current liabilities	—	10	4	1	—	15
Retirement benefits	60	—	—	2	—	62
Other liabilities	—	40	10	11	—	61
Accumulated other comprehensive income (loss)	(191)	—	—	—	—	(191)
(j)	We intend to negotiate new borrowing arrangements. Based on current market conditions, the total availability under these arrangements is estimated to be approximately $200-250 million, of which we anticipate initially drawing down $125 million. We expect to make a payment to ArvinMeritor at or prior to the distribution equal to the amount by which the $125 million proceeds from this drawdown plus our cash on hand exceeds $100 million (leaving us with cash of $100 million, $50 million for our ongoing working capital needs and $50 million for short-term obligations incurred while we were a segment of ArvinMeritor). The remainder of our borrowing arrangements will be available to fund general operations of our business after the distribution. Costs and expenses relating to our new borrowing arrangements will be capitalized as deferred charges and amortized over the contractual life of the arrangements.

(k)	Reflects the transfer to us by ArvinMeritor of the net assets comprising our business after giving effect to the estimated impact of the foregoing unaudited preliminary pro forma financial statement adjustments based on the terms specified in the Separation and Distribution Agreement between us and ArvinMeritor. See “Arrangements Between ArvinMeritor and Our Company—Separation and Distribution Agreement.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis of our financial condition and results of operations covers periods prior to our separation from ArvinMeritor. Accordingly, the discussion and analysis of historical periods does not reflect the impact that the separation and distribution will have on us, including leverage as a result of our new borrowing arrangements, debt service requirements, assets and liabilities unrelated to our ongoing business that will be allocated to us in connection with the distribution (including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters) and differences between administrative costs currently allocated to us by ArvinMeritor and actual administrative costs that we will incur as a separate public company. In addition, the statements in the discussion and analysis regarding industry outlook and our expectations regarding the future performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” included elsewhere in this information statement. Our actual results may differ materially from those contained in any forward-looking statements. You should read the following discussion and analysis together with the sections entitled “Risk Factors,” “Forward-Looking Statements,” “Selected Financial Data,” “Unaudited Pro Forma Combined Condensed Financial Statements,” and our historical financial statements and related notes thereto included elsewhere in this information statement.
Executive Overview
     We currently operate as the Light Vehicle Systems business (LVS) of ArvinMeritor. On May 6, 2008, ArvinMeritor announced that its Board of Directors approved a plan to separate LVS into a separate, independent publicly traded company to be named Arvin Innovation, Inc. In connection with the separation, we will enter into a Separation and Distribution Agreement with ArvinMeritor, which will set forth the key provisions relating to the separation of our businesses and identification of the assets to be transferred to us and the liabilities to be assumed by us. Our operations will consist of the operations that are reported as ArvinMeritor’s Light Vehicle Systems reporting segment in its consolidated financial statements and SEC reports. In addition, our assets and liabilities will include certain assets and liabilities of ArvinMeritor and its predecessors unrelated to our ongoing business that will be transferred to us in connection with the distribution and that are not included in our historical financial statements, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters. See “Unaudited Pro Forma Combined Condensed Financial Statements” and “Arrangements Between ArvinMeritor and Our Company—Separation and Distribution Agreement.”
     We are a global supplier of a broad range of integrated systems, modules and components serving light vehicle original equipment manufacturers (OEMs) and certain aftermarkets. With a long history dating back to the early 1900s, we have grown into a major independent supplier to the automotive industry, with sales of $2.3 billion in fiscal 2007 and $1.2 billion for the first six months of fiscal 2008. We operate our business in 16 countries, with 66% of our sales for the six months ended March 31, 2008 generated outside of North America.
Market Outlook
     Historically, the industries in which we operate have experienced periodic fluctuations in overall demand for light vehicles and in certain aftermarkets. Vehicle production in our principal markets for the last five fiscal years is shown below (in millions):

	Year Ended September 30,
	2007	2006	2005	2004	2003
North America	15.1	15.7	15.6	15.9	16.0
South America	3.3	3.0	2.7	2.3	2.0
Western Europe	16.5	16.4	16.4	16.9	16.7
Asia/Pacific	26.7	24.8	22.5	20.9	18.9
Source: Automotive industry publications and management estimates.
Company Outlook
     The price of steel is expected to increase significantly during the remainder of fiscal year 2008 and into fiscal year 2009. These expected steel price increases, along with increasing transportation costs and overall volatility of the commodity markets, could unfavorably impact our financial results in the future. In addition, these factors, together with continued OEM production cuts in our North American markets, an economic slowdown and intense competition in global markets, will also continue to pose challenges to our fiscal year 2008 results. In May 2008, as a result of the sudden and extraordinary surges in the price of steel, energy and other commodities, we announced a monthly review and adjustment to the selling price through a surcharge of all of our product lines in order to recover a substantial portion of the higher steel, energy and other commodity cost increases. We plan to adjust the surcharge as appropriate for each product line. The unprecedented volatility in the commodity markets — including a global shortage of scrap steel, a rapid escalation in the price of critical raw materials such as iron ore, coking coal and metal alloys, and higher fuel and energy costs — will require us to take recovery actions to mitigate the impact to our financial results.
     Cash flow has been, and is expected to be in the near term, affected by increased working capital requirements driven by higher sales volumes in Europe, South America and Asia-Pacific and lower accounts payable balances reflecting more normalized levels. However, we believe that our strategic direction, diversified customer base and global footprint should allow us to weather these short term challenges while continuing to focus on product strategies and long term growth initiatives.
     During fiscal year 2007, ArvinMeritor launched a profit improvement and cost reduction initiative called “Performance Plus.” As part of this program, we identified significant restructuring actions to eliminate positions in North America and Europe and consolidate and combine certain global facilities.
     We continue to receive pressure from customers to reduce our prices. We continuously work to offset price decreases by reducing costs and improving productivity. For the six months ended March 31, 2008 and fiscal year 2007, our cost reduction and productivity programs, including savings from our restructuring actions and Performance Plus initiatives, more than offset the impact of lower selling prices to our customers.
Non-GAAP Measures
     In addition to the results reported in accordance with accounting principles generally accepted in the United States (GAAP), we have provided information regarding “segment EBITDA”. Segment EBITDA is defined as income (loss) from continuing operations before interest, income taxes, depreciation and amortization and loss on sale of receivables. We use segment EBITDA as the primary basis to evaluate the performance of each of our reportable segments. For a reconciliation of segment EBITDA to income (loss) from continuing operations see “Results of Operations” below.
     Management believes segment EBITDA is a meaningful measure of performance as it is commonly utilized by management and investors to analyze operating performance and entity valuation. Management, the investment community and banking institutions routinely use segment EBITDA, together with other measures, to measure operating performance in our industry. Further, management uses segment EBITDA for planning and forecasting future periods.

     Segment EBITDA should not be considered a substitute for the reported results prepared in accordance with GAAP and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. Segment EBITDA, as determined and presented by us, may not be comparable to related or similarly titled measures reported by other companies.
Restatement
     The combined condensed financial statements for the six months ended March 31, 2008 have been updated within this Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect the effects of the restatement as more fully described in Note 1 of the combined condensed financial statements for the six months ended March 31, 2008 included elsewhere in this information statement.

Results of Operations
     The following is a summary of our combined financial results for the six month periods ended March 31, 2008 and 2007 and fiscal years ended September 30, 2007, 2006 and 2005 (in millions):

	Six Months Ended March 31,		Year Ended September 30,
	2008	2007	2007	2006	2005

Sales:
Body Systems	$674	$593	$1,218	$1,192	$1,290
Chassis Systems	510	495	1,059	1,074	1,141

Total sales	$1,184	$1,088	$2,277	$2,266	2,431

Segment EBITDA:
Body Systems	$11	$(15)	$(20)	$16	$23
Chassis Systems	9	38	57	47	(10)

Segment EBITDA	20	23	37	63	13
Loss on sale of receivables	(2)	(2)	(4)	(4)	(2)
Depreciation and amortization	(31)	(27)	(57)	(52)	(60)
Interest expense, net	(1)	(1)	(1)	(1)	(4)
Provision for income taxes	(10)	(4)	(7)	(15)	(24)

LOSS FROM CONTINUING OPERATIONS	(24)	(11)	(32)	(9)	(77)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(3)	(1)	1	(5)	(44)

NET LOSS	$(27)	$(12)	$(31)	$(14)	$(121)

Other Income Statement Data:
Selling, general and administrative expense	$(74)	$(59)	$(134)	$(109)	$(125)
Operating income (loss)	(11)	(4)	(17)	15	(48)
Minority interest	(2)	(1)	(6)	(8)	(1)
Six Months Ended March 31, 2008 Compared to Six Months Ended March 31, 2007
Sales
     The following table reflects total company and geographic business segment sales for the six months ended March 31, 2008 and 2007. The reconciliation is intended to reflect the trend in business segment sales and to illustrate the impact that changes in foreign currency exchange rates, volume and other factors had on sales (in millions).

					Dollar Change Due To
	March 31,		Dollar	%		Volume
	2008	2007	Change	Change	Currency	/ Other
Body Systems:
North America	$89	$83	$6	7%	$—	$6
Europe	509	447	62	14%	63	(1)
Asia/Pacific	76	63	13	21%	5	8

	674	593	81	14%	68	13

Chassis Systems:
North America	$312	$358	$(46)	(13)%	$9	$(55)
Europe	18	17	1	6%	1	—
South America	180	120	60	50%	13	47

	510	495	15	3%	23	(8)

TOTAL SALES	$1,184	$1,088	$96	9%	$91	$5

     Body Systems sales were $674 million for the six months ended March 31, 2008, up $81 million, or 14 percent, compared to the same period in the prior year. The increase in sales is primarily due to foreign currency translation, which favorably impacted sales by $68 million.
     Chassis Systems sales were $510 million for the six months ended March 31, 2008, an increase of $15 million, or 3 percent, compared to the same period in the prior year. The effect of foreign currency translation increased sales by $23 million. Higher sales volumes in South America, primarily in our steel wheels operations, were more than offset by lower volumes in North America. Sales in North America decreased primarily due to lower sales in our suspension systems business and lower pass-through sales in our suspension modules business. Pass-through sales are products sold to our customers where we acquire certain components and assemble them into the final product and were $74 million in the first six months of fiscal year 2008, compared to $96 million in the same period last year. These pass-through sales carry minimal margins, as we have little engineering or manufacturing responsibility.
Segment EBITDA and Segment EBITDA Margins
     The following table reflects segment EBITDA and segment EBITDA margins for the six months ended March 31, 2008 and 2007 (in millions):

	Segment EBITDA				Segment EBITDA Margin
	March 31,		Dollar	%	March 31,
	2008	2007	Change	Change	2008	2007	Change
Body Systems	$11	$(15)	$26	173%	1.6%	(2.5)%	4.1
Chassis Systems	9	38	(29)	(76)%	1.8%	7.7%	(5.9) pts

Segment EBITDA	$20	$23	$(3)	(13)%	1.7%	2.1%	(0.4) pts

     Significant items impacting year over year segment EBITDA include the following:

	Body	Chassis
	Systems	Systems	Total
Segment EBITDA — Six months ended March 31, 2007	$(15)	$38	$23
Restructuring costs	21	(7)	14
Charges for contingency reserves	(11)	—	(11)
Prior year production disruptions	4	—	4
Impact of change in employee vacation policy	1	2	3
Adjustment to impairment reserves	—	(12)	(12)
Volume, performance and other, net	11	(12)	(1)

Segment EBITDA — Six months ended March 31, 2008	$11	$9	$20

     Restructuring costs included in our business segment results during the six months ended March 31, 2008 and 2007 are as follows (in millions):

	Body Systems		Chassis Systems		Total
	2008	2007	2008	2007	2008	2007
Performance Plus program:
Salaried reduction in force	$1	$—	$1	$—	$2	$—
Facility rationalization, primarily employee severance benefits	6	26	8	1	14	27
Asset impairments	—	3	(1)	—	(1)	3

Total Performance Plus program	7	29	8	1	15	30

Fiscal year 2005 program (1):
Adjustments and reversals	—	(1)	—	—	—	(1)

Total Fiscal Year 2005 program	—	(1)	—	—	—	(1)

Total restructuring costs	$7	$28	$8	$1	$15	$29

(1)	The fiscal year 2005 program relates to the restructuring actions announced by ArvinMeritor in May 2005.
     Body Systems segment EBITDA was $11 million for the six months ended March 31, 2008, up $26 million compared to the same period in the prior year. Segment EBITDA margin increased to 1.6 percent in the first six months of fiscal year 2008 from negative 2.5 percent in the same period in the prior year. Favorably impacting segment EBITDA are lower restructuring costs of $21 million. In the first six months of fiscal year 2008, cost savings from our Performance Plus initiatives, productivity programs and prior restructuring actions were partially offset by $11 million of charges related to recording additional contingency reserves, of which $9 million was related to a commercial dispute with a customer. Production disruptions caused by work stoppages at a facility of one of our customers in Europe reduced segment EBITDA in the first six months of fiscal year 2007 by $4 million.
     Chassis Systems segment EBITDA was $9 million in the first six months of fiscal year 2008, compared to segment EBITDA of $38 million in the same period last year. Segment EBITDA for the six months ended March 31, 2008 was unfavorably impacted by $7 million of higher restructuring costs. In addition, the reversal of certain reserves in the North American Gabriel ride control aftermarket business favorably impacted segment EBITDA in the first six months of fiscal year 2007 by $12 million. Prior to fiscal year 2007, this business was part of ArvinMeritor’s light vehicle aftermarket business segment and was reported in discontinued operations in ArvinMeritor’s consolidated financial statements. A non-cash impairment charge was recorded in fiscal year 2005 to record this business at fair value when it was held for sale. In fiscal year 2007, ArvinMeritor made a strategic decision to retain this business as part of LVS and as a result certain impairment-related reserves were reduced by $12 million to reflect the net realizability of the related assets on a continuing operations basis.

Other Income Statement Items
     Selling, general and administrative expenses were $74 million in the first six months of fiscal year 2008, up from $59 million in the same period in the prior year. As a percentage of sales, selling, general and administrative expense increased to 6.3 percent from 5.4 percent in the same period in the prior year. The effect of foreign currency translation increased selling, general and administrative expenses by approximately $3 million in the first six months of fiscal year 2008. The remaining increase was primarily due to higher allocations of corporate costs from ArvinMeritor in the first six months of fiscal year 2008.
     Operating loss for the six months ended March 31, 2008 was $11 million as compared to an operating loss of $4 million for the six months ended March 31, 2007. Operating margin was negative 0.9 percent for the six months ended March 31, 2008 compared to negative 0.4 percent for the corresponding period in the prior year. The increase in operating loss for the six months ended March 31, 2008 is primarily due to the factors previously discussed. These factors more than offset the continued significant operating income generated by our Chassis Systems operations in South America.
     The provision for income taxes was $10 million for the six months ended March 31, 2008, compared to $4 million in the same period in the prior year. The prior year tax provision was favorably impacted by increased earnings from foreign subsidiaries whose tax rates are less than the statutory rates and the favorable impact of enacted tax rate changes in foreign jurisdictions, as well as certain items discrete to the six months ended March 31, 2007.
     Loss from continuing operations for the first six months of fiscal year 2008 was $24 million compared to $11 million in the same period in the prior year. The change in the first six months of fiscal year 2008 is primarily due to the factors previously discussed.
     Loss from discontinued operations was $3 million for the six months ended March 31, 2008 compared to $1 million in the same period in the prior year. Loss from discontinued operations in both six month periods related to certain charges in our former OE light vehicle ride control businesses.
Fiscal Year 2007 Compared to Fiscal Year 2006
Sales
     The following table reflects total company and geographic business segment sales for fiscal years 2007 and 2006. The reconciliation is intended to reflect the trend in business segment sales and to illustrate the impact that changes in foreign currency exchange rates, volumes and other factors had on sales (in millions).

					Dollar Change Due To
			Dollar	%		Volume
	2007	2006	Change	Change	Currency	/ Other
Body Systems:
North America	$181	$202	$(21)	(10)%	$—	$(21)
Europe	905	876	29	3%	70	(41)
Asia/Pacific	132	114	18	16%	5	13

	1,218	1,192	26	2%	75	(49)

Chassis Systems:
North America	$733	$834	$(101)	(12)%	$4	$(105)
Europe	36	32	4	13%	—	4
South America	290	208	82	39%	9	73

	1,059	1,074	(15)	(1)%	13	(28)

TOTAL SALES	$2,277	$2,266	$11	1%	$88	$(77)

     Body Systems sales were $1,218 million in fiscal year 2007, up $26 million from fiscal year 2006. The effect of foreign currency translation increased sales by $75 million. The closure of our door module facility in Brussels, Belgium unfavorably impacted 2007 sales by $77 million when compared to the prior year. Higher sales volumes in the European and Asia/Pacific markets partially offset the impact of unfavorable pricing and lower volumes in North America.
     Chassis Systems sales were $1,059 million in fiscal year 2007, down slightly from $1,074 million in fiscal year 2006. The effect of foreign currency translation increased sales by $13 million. Higher sales volumes in South America, primarily in our steel wheels operations, were more than offset by lower volumes in North America. Sales in North America decreased primarily due to lower sales in our suspension systems business and lower pass-through sales in our suspension modules business. Pass-through sales were $204 million in fiscal year 2007, compared to $246 million in fiscal year 2006.
Segment EBITDA and Segment EBITDA Margins
     The following table reflects segment EBITDA and segment EBITDA margins for fiscal years 2007 and 2006 (dollars in millions).

	Segment EBITDA				Segment EBITDA Margin
	2007	2006	$ Change	% Change	2007	2006	Change
Body Systems	$(20)	$16	$(36)	(225)%	(1.6)%	1.3%	(2.9) pts
Chassis Systems	57	47	10	21%	5.4%	4.4%	1.0 pts

Segment EBITDA	$37	$63	$(26)	(41)%	1.6%	2.8%	(1.2) pts

     Significant items impacting year over year segment EBITDA include the following:

	Body	Chassis
	Systems	Systems	Total
Segment EBITDA-Year ended September 30, 2006	$16	$47	$63
Restructuring costs	(38)	(5)	(43)
Production disruptions and work stoppages	(13)	—	(13)
Adjustment to impairment reserves	—	12	12
Prior year accruals for commercial and other warranty matters	13	—	13
Impact of supplier reorganizations	(4)	—	(4)
Gain on divestitures	—	(5)	(5)
Volume, pricing, performance and other, net	6	8	14

Segment EBITDA-Year ended September 30, 2007	$(20)	$57	$37

     Restructuring costs included in our business segment results during fiscal years 2007 and 2006 are as follows (in millions):

	Body Systems		Chassis Systems		Total
	2007	2006	2007	2006	2007	2006
Performance Plus program:
Facility rationalization, primarily employee severance benefits	$43	$—	$9	$—	$52	$—
Asset impairments	4	—	—	—	4	—

Total Performance Plus program	47	—	9	—	56	—

Fiscal year 2005 program:
Salaried reduction in force	—	8	—	4	—	12
Facility rationalization, primarily employee severance benefits	—	3	—	—	—	3
Adjustments and reversals	(1)	(3)	—	(1)	(1)	(4)

Total Fiscal Year 2005 program	(1)	8	—	3	(1)	11
Other actions	—	—	—	1	—	1

Total restructuring costs	$46	$8	$9	$4	$55	$12

     Body Systems segment EBITDA was negative $20 million in fiscal year 2007, down $36 million compared to the prior year. Segment EBITDA margin decreased to negative 1.6 percent from 1.3 percent in the prior year. Included in segment EBITDA for fiscal year 2007 are higher restructuring costs of $38 million. In addition, production disruptions at our door module facility in Brussels, Belgium, caused by work stoppages at a facility of one of our customers, unfavorably impacted segment EBITDA in fiscal year 2007 by $13 million. Included in segment EBITDA in fiscal year 2006 were approximately $13 million of liabilities recorded for certain warranty and other commercial matters.
     Chassis Systems segment EBITDA was $57 million in fiscal year 2007, compared to segment EBITDA of $47 million in the prior year. Segment EBITDA margin increased to 5.4 percent from 4.4 percent in fiscal year 2006. The reversal of certain reserves in the North American Gabriel ride control aftermarket business favorably impacted segment EBITDA in fiscal year 2007 by $12 million. Prior to fiscal year 2007, this business was part of ArvinMeritor’s light vehicle aftermarket business segment and was reported in discontinued operations in ArvinMeritor’s consolidated financial statements. A non-cash impairment charge was recorded in fiscal year 2005 to record this business at fair value when it was held for sale. In fiscal year 2007, ArvinMeritor made a strategic decision to retain this business as part of LVS and as a result certain impairment-related reserves were reduced by $12 million to reflect the net realizability of the related assets on a continuing operations basis.
     In addition, material savings and cost savings resulting from our prior restructuring actions, which is reflected in “volume, pricing, performance and other, net” in the above table, favorably impacted segment EBITDA in fiscal year 2007 and were partially offset by higher restructuring costs of $5 million. Included in segment EBITDA for fiscal year 2006 was a $5 million gain on the liquidation of Meritor Suspension Systems Holding (UK) Ltd. (MSSH), a joint venture. This gain primarily related to the extinguishment of debt owed to the minority partner.
Other Income Statement Items
     Selling, general and administrative expenses were $134 million in fiscal year 2007, up from $109 million in fiscal year 2006. As a percentage of sales, selling, general and administrative expenses were 5.9 percent in fiscal year 2007, up from 4.8 percent a year ago. The increase is primarily related to higher allocations of corporate costs from ArvinMeritor. The increase in corporate costs is primarily associated with the Performance Plus program. Performance Plus costs continued at reduced levels into fiscal year 2008, and are expected to be more than offset by savings generated by the program during the period. Savings generated by the program are primarily recorded in cost of sales in the combined statement of operations and are reflected in the segment EBITDA results previously discussed.
     Operating loss for fiscal year 2007 was $17 million compared to operating income of $15 million in fiscal year 2006. Operating margin in fiscal 2007 was negative 0.7 percent, down from 0.7 percent in fiscal 2006. The deterioration in operating loss for fiscal year 2007 is primarily due to the factors previously discussed. These factors more than offset the continued significant operating income generated by our Chassis Systems operations in South America.
     Provision for income taxes from continuing operations in fiscal year 2007 was $7 million, representing a negative 37 percent effective tax rate, compared to $15 million, representing a 107 percent effective tax rate, in the prior year. The majority of the decrease in tax expense relates to the resolution of transfer pricing matters in certain foreign jurisdictions.
     Minority interest expense was $6 million in fiscal year 2007 compared to $8 million in fiscal year 2006. Minority interests represent our minority partners’ share of income or loss associated with our less than 100-percent owned consolidated joint ventures.
     Loss from continuing operations for fiscal year 2007 was $32 million, compared to $9 million in fiscal year 2006. The decrease is primarily due to the factors previously discussed.
     Income from discontinued operations was $1 million in fiscal year 2007 compared to a loss of $5 million in the prior year. Income from discontinued operations in fiscal year 2007 related to tax benefits from the generation of Italian tax credits offset by certain charges in our former OE light vehicle ride control businesses. In fiscal year 2006, losses in our former North American OE ride control business and an after-tax loss of $2 million on the sale of our light vehicle OE ride control business located in Asti, Italy were partially offset by the reversal of approximately $11 million of after-tax employee severance costs that were recorded in fiscal year 2005 as part of our fiscal year 2005 restructuring actions. These employee termination benefits were not paid as a result of the sale of the light vehicle OE ride control operations.
Fiscal Year 2006 Compared to Fiscal Year 2005
Sales
     The following table reflects total company and geographic business segment sales for fiscal years 2006 and 2005. The reconciliation is intended to reflect the trend in business segment sales and to illustrate the impact that changes in foreign currency exchange rates and volumes and other factors had on sales (in millions).

					Dollar Change Due To
			Dollar	%		Volume
	2006	2005	Change	Change	Currency	/ Other
Body Systems:
North America	$202	$231	$(29)	(13)%	$—	$(29)
Europe	876	960	(84)	(9)%	(25)	(59)
Asia/Pacific	114	99	15	15%	(1)	16

Total	1,192	1,290	(98)	(8)%	(26)	(72)

Chassis Systems:
North America	$834	$898	$(64)	(7)%	$16	$(80)
Europe	32	47	(15)	(32)%	—	(15)
South America	208	193	15	8%	12	3
Asia/Pacific	—	3	(3)	(100)%	—	(3)

Total	1,074	1,141	(67)	(6)%	28	(95)

SALES	$2,266	$2,431	$(165)	(7)%	$2	$(167)

     Body Systems sales were $1,192 million, down $98 million, or 8 percent, from fiscal year 2005. Sales were affected by lower selling prices to our customers and lower volumes in our North American and European businesses, partially offset by higher volumes in our Asia/Pacific operations. The effect of foreign currency translation also decreased sales by $26 million.
     Chassis Systems sales decreased to $1,074 million in fiscal year 2006, down $67 million, or 6 percent, from $1,141 million in fiscal year 2005. Sales in North America decreased primarily due to lower sales in our suspension systems business and lower pass-through sales in our suspension modules business. Pass-through sales were $246 million in fiscal year 2006, compared to $273 million in fiscal year 2005. Lower sales volumes in Europe were primarily related to the loss of sales associated with the closure of our stabilizer bar facility in Sheffield, England. The effect of foreign currency translation increased sales by $28 million in fiscal year 2006.
Segment EBITDA and Segment EBITDA Margins
     The following table reflects segment EBITDA and segment EBITDA margins for fiscal years 2006 and 2005 (dollars in millions).

	Segment EBITDA				Segment EBITDA Margin
				%
	2006	2005	$ Change	Change	2006	2005	Change
Body Systems	$16	$23	$(7)	(30)%	1.3%	1.8%	(0.5) pts
Chassis Systems	47	(10)	57	570%	4.4%	(0.9)%	5.3 pts

Segment EBITDA	$63	$13	$50	385%	2.8%	0.5%	2.3 pts

     Significant items impacting year over year segment EBITDA include the following:

	Body	Chassis
	Systems	Systems	Total
Segment EBITDA-Year ended September 30, 2005	$23	$(10)	$13
Restructuring costs	18	7	25
Charge for asset impairment and other reserves	—	34	34
Accruals for commercial and other warranty matters	(13)	—	(13)
Gain on divestitures	—	5	5
Minority interests	—	(7)	(7)
Volume, pricing, performance and other, net	(12)	18	6

Segment EBITDA — Year ended September 30, 2006	$16	$47	$63

     Restructuring costs included in our business segment results during fiscal years 2006 and 2005 are as follows (in millions):

	Body Systems		Chassis Systems		Total
	2006	2005	2006	2005	2006	2005
Fiscal year 2005 program:
Salaried reduction in force	$8	$4	$4	$—	$12	$4
Facility rationalization, primarily employee severance benefits	3	12	—	1	3	13
Asset impairments	—	5	—	—	—	5
Adjustments and reversals	(3)	—	(1)	—	(4)	—

Total fiscal year 2005 program	8	21	3	1	11	22
Other actions	—	5	1	10	1	15

Total restructuring costs	$8	$26	$4	$11	$12	$37

     Body Systems segment EBITDA was $16 million in fiscal year 2006, down from $23 million in fiscal year 2005. Segment EBITDA margin declined to 1.3 percent in fiscal year 2006, from 1.8 percent in fiscal year 2005. In fiscal year 2006, lower restructuring costs of $18 million favorably impacted segment EBITDA. Unfavorably impacting segment EBITDA in fiscal year 2006 were approximately $13 million of liabilities recorded for certain warranty and other commercial matters. The impact of lower sales volumes and unfavorable pricing to our customers was partially offset by material savings and cost savings resulting from our prior restructuring actions.
     Chassis Systems segment EBITDA was $47 million in fiscal year 2006, an increase of $57 million from fiscal year 2005. Segment EBITDA margin increased to 4.4 percent in fiscal year 2006, from negative 0.9 percent in fiscal year 2005. A $34 million non-cash impairment charge in the North American Gabriel ride control aftermarket business unfavorably impacted segment EBITDA in fiscal year 2005. Prior to fiscal year 2007, this business was part of ArvinMeritor’s light vehicle aftermarket business segment and was reported in discontinued operations in ArvinMeritor’s consolidated financial statements. This impairment charge related to recording this business at fair value when it was held for sale. Positively impacting segment EBITDA were material savings and cost savings, partially offset by the impact of lower sales volumes. In addition, lower restructuring costs of $7 million and a $5 million gain on the liquidation of Meritor Suspension Systems Holding (UK) Ltd., a joint venture, positively impacted segment EBITDA in fiscal year 2006.

Other Income Statement Items
     Selling, general and administrative expenses were $109 million in fiscal year 2006, down from $125 million in fiscal year 2005. As a percentage of sales, selling, general and administrative expenses were 4.8 percent in fiscal year 2006, compared to 5.1 percent in the prior year.
     Operating income for fiscal year 2006 was $15 million compared to an operating loss of $48 million in fiscal year 2005. Operating margin was 0.7 percent, up from negative 2.0 percent in the prior year. The increase in operating income for fiscal year 2006 is primarily due to the factors previously discussed. In addition, our Chassis Systems operations in South America continued to generate significant operating income in fiscal year 2006.
     Income tax expense from continuing operations in fiscal year 2006 was $15 million compared to $24 million in the prior year. The decrease in tax expense is a result of a benefit recorded in 2006 relating to intra-period tax allocations. Also, tax expense was recorded in fiscal year 2005 relating to a valuation allowance that was established in the United Kingdom.
     Minority interest expense was $8 million in fiscal year 2006 compared to $1 million in fiscal year 2005. The increase in minority interest expense in fiscal year 2006 was primarily due to higher earnings of our less than 100 percent owned consolidated joint ventures. In addition, restructuring costs associated with the closure of the Sheffield, England, stabilizer bar facility in our MSSH joint venture reduced minority interest expense in fiscal year 2005.
     Loss from continuing operations for fiscal year 2006 was $9 million compared to a loss of $77 million in fiscal year 2005. The increase in income from continuing operations for fiscal year 2006 is primarily due to the factors previously discussed.
     Loss from discontinued operations was $5 million in fiscal year 2006 compared to $44 million in the prior year. In fiscal year 2006, losses in our former U.S. OE ride control business and an after-tax loss of $2 million on the sale of our light vehicle OE ride control business located in Asti, Italy were partially offset by the reversal of approximately $11 million of after-tax employee severance costs that were recorded in fiscal year 2005 as part of our fiscal year 2005 restructuring actions. These employee termination benefits were not paid as a result of the sale of the light vehicle OE ride control operations. In fiscal year 2005, we recorded approximately $31 million of after-tax restructuring costs related to the previously expected closure of our light vehicle ride control operations.
Restructuring Activities
     Performance Plus: During fiscal year 2007, we launched a profit improvement and cost reduction initiative called “Performance Plus.” In conjunction with this initiative, we identified significant restructuring actions which would eliminate positions in North America and Europe and consolidate and combine certain global facilities. Costs of these actions will be incurred over the next several years and are estimated to result in cumulative pre-tax charges totaling between $80 million and $90 million. Through the six months ended March 31, 2008, total cumulative costs incurred related to this program were $71 million. We estimate that our funding requirements related to our restructuring activities will be $35 million in fiscal year 2008 and $15 million in fiscal year 2009, and $2 million thereafter. See “—Liquidity and Capital Resources” below.
     Fiscal year 2005 program: In the second quarter of fiscal year 2005, we announced a significant global restructuring program. As part of this program, we eliminated approximately 2,400 positions and consolidated, downsized, closed or sold 9 underperforming businesses or facilities. These actions were intended to align capacity with industry conditions, utilize assets more efficiently and improve operations. As of September 30, 2007, actions related to the fiscal year 2005 program were substantially complete.
     Other actions: During fiscal year 2005, Meritor Suspensions Systems Holdings (UK) Ltd (MSSH), a 57% owned consolidated joint venture of the company, closed its Sheffield, England stabilizer bar facility. We recorded restructuring and other exit costs of approximately $9 million related to this action during fiscal year 2005. These costs included employee termination and other exit costs of approximately $4 million and asset impairment charges of $5 million. We also recorded during fiscal year 2005 restructuring costs of $5 million for previously approved employee terminations and other expenses.
Arrangements Between ArvinMeritor and Our Company
     Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with ArvinMeritor to effect the separation and distribution and provide a framework for our relationships with ArvinMeritor after the distribution. These agreements will provide for the allocation between us and ArvinMeritor of ArvinMeritor’s assets and liabilities attributable to periods prior to our separation from ArvinMeritor. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from ArvinMeritor and the distribution of our shares of common stock to ArvinMeritor stockholders), these agreements include:
•	the Tax Allocation Agreement;

•	the Employee Matters Agreement;

•	the Transition Services Agreement; and

•	other agreements relating to ongoing commercial arrangements.
     The terms of these agreements that will be in effect following the distribution have not yet been finalized; changes, some of which may be material, may be made prior to the distribution. See “Arrangements Between ArvinMeritor and Our Company.”
     For estimates of the costs associated with each agreement see “Unaudited Pro Forma Combined Condensed Financial Statements.”
Liquidity and Capital Resources
     Our financial resources have historically been provided by ArvinMeritor. ArvinMeritor manages cash and cash equivalents on a centralized basis. As such, cash receipts associated with most of our businesses have historically been transferred to ArvinMeritor on a regular basis, and ArvinMeritor has funded our cash disbursements. These net cash transfers are reflected in parent’s net investment in our combined financial statements. In addition, certain of our businesses maintain separate cash accounts and borrow from credit lines.
     In connection with our separation from ArvinMeritor, we intend to negotiate new borrowing arrangements in order to supplement our liquidity requirements. Our principal financial requirements are for working capital needs, capital expenditures and funding of restructuring and development programs. We expect to fund our capital needs with cash flows from operations and the borrowing arrangements to be negotiated. We anticipate initially drawing down $125 million under our borrowing arrangements. We expect to make a payment to ArvinMeritor at or prior to the distribution equal to the amount by which the $125 million proceeds from this drawdown plus our cash on hand exceeds $100 million (leaving us with cash of $100 million, $50 million for our ongoing working capital needs and $50 million for short-term obligations incurred while we were a segment of ArvinMeritor). Based on the March 31, 2008 unaudited pro forma combined condensed financial information included elsewhere in this information statement, the amount of this payment to ArvinMeritor would have been approximately $100 million. See “Unaudited Pro Forma Combined Condensed Financial Statements.”
     The effect of this payment will be to adjust the post-distribution capital structure of each of ArvinMeritor and us by decreasing the consolidated debt of ArvinMeritor and increasing our consolidated debt. The amount of the payment was determined based on our anticipated ability to generate cash flow and with the intention of establishing an appropriate capital structure for us. The payment and associated borrowing are expected to leave us in a leveraged position.

     We believe our cash flows from operations and the new borrowing arrangements will be sufficient to satisfy our future working capital, capital expenditures and other financing requirements for the foreseeable future. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described elsewhere in this information statement. If we are unable to generate sufficient cash flows from operations, our reliance on borrowed funds will increase, which will be subject to availability based on general economic conditions and our financial performance in the future.
     Operating, investing and financing cash flows for the six months ended March 31, 2008 and 2007 and each of the years in the three-year period ended September 30, 2007, were as follows (in millions):

	Six Months Ended		Fiscal Year Ended
	March 31,		September 30,
	2008	2007	2007	2006	2005

OPERATING CASH FLOWS
Net loss	$(27)	$(12)	$(31)	$(14)	$(121)
Loss (income) from discontinued operations, net of tax	3	1	(1)	5	44
Depreciation and amortization	31	27	57	52	60
Gain on divestitures	—	—	—	(5)	—
Impairment charges and adjustments, net	—	(12)	(12)	—	34
Deferred income taxes	—	—	(6)	(16)	1
Pension and retiree medical expense	10	10	20	24	22
Restructuring costs, net of payments	(2)	24	36	—	16
Pension and retiree medical contributions	(7)	(23)	(31)	(13)	(18)
Decrease (increase) in working capital	(135)	22	51	91	(60)
Changes in sale of receivables	(8)	4	52	(25)	22
Other	—	(16)	13	(26)	(1)

Cash flows provided by (used for) continuing operations	(135)	25	148	73	(1)
Cash flows used for discontinued operations	(3)	(1)	—	(12)	(13)

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES	$(138)	$24	$148	$61	$(14)

     Cash used for operating activities was $138 million in the first six months of fiscal year 2008, compared to cash provided by operating activities of $24 million in the same period in the prior year. The decrease in cash flow is primarily attributable to an increase in working capital levels. Working capital levels reflect a decrease in accounts payable balances at March 31, 2008 and growth in our operations outside North America. Accounts payable balances decreased to more normalized levels in the first six months of fiscal year 2008 compared with the unsustainably high balances at September 30, 2007. We intend to work with our suppliers towards reaching payment term practices that meet supplier needs as well as creating less volatility in our working capital needs going forward.
     Cash provided by operating activities was $148 million in fiscal year 2007, compared to $61 million in fiscal year 2006. The increase in cash flow reflects a $77 million increase in proceeds from non-recourse sales of accounts receivable partially offset by higher pension contributions and retiree medical payments.
     The $75 million increase in cash flow in fiscal year 2006, when compared to fiscal year 2005, was largely driven by a decrease in working capital levels, partially offset by lower sales of receivables of $47 million.

	Six Months		Fiscal Year Ended
	Ended March 31,		September 30,
	2008	2007	2007	2006	2005
INVESTING CASH FLOWS
Capital expenditures	$(34)	$(25)	$(65)	$(38)	$(52)
Proceeds from disposition of property and businesses	—	—	1	4	7
Other investing activities	2	(2)	(2)	—	—

CASH USED FOR INVESTING ACTIVITIES	$(32)	$(27)	$(66)	$(34)	$(45)

     Cash used for investing activities was $32 million in the first six months of fiscal year 2008, compared to $27 million in the first six months of fiscal year 2007. Capital expenditures increased to $34 million compared to $25 million in the same period of the prior year. The increase in capital expenditures reflects increased investments in certain regions related to new business awards and changes in our global manufacturing footprint.
     Cash used for investing activities was $66 million in fiscal year 2007, compared to $34 million in fiscal year 2006 and $45 million in fiscal year 2005. These outflows were primarily related to capital expenditures in each of the respective years. The increase in capital expenditures in fiscal year 2007 reflects increased investments in certain regions related to the change in our global manufacturing footprint. In addition, in fiscal year 2006 and 2005, we received $4 million and $7 million, respectively, from the sale of various properties and machinery and equipment. These assets primarily related to closed facilities.

	Six Months Ended		Fiscal Year Ended
	March 31,		September 30,
	2008	2007	2007	2006	2005
FINANCING CASH FLOWS
Net transfers from (to) ArvinMeritor	$155	$(39)	$(82)	$30	$46
Changes in lines of credit and other, net	5	1	4	(11)	(8)

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	$160	$(38)	$(78)	$19	$38

     Cash provided by financing activities was $160 million in the first six months of fiscal year 2008, compared to cash used of $38 million in the first six months of fiscal year 2007. This change was primarily due to net transfers from (to) ArvinMeritor compared to the prior year, which reflects activity between ArvinMeritor and us to fund our working capital requirements, capital expenditures and other cash needs.
     Cash provided by (used for) financing activities in fiscal years 2007, 2006 and 2005 primarily represent net transfers from (to) ArvinMeritor during each of the respective years. The changes in lines of credit and other primarily represent the use of a line of credit at a majority owned consolidated joint venture.
Contractual Obligations and Off-Balance Sheet Arrangements
     As of September 30, 2007 we are contractually obligated to make payments as follows (in millions). These obligations do not include certain liabilities of ArvinMeritor and its predecessors unrelated to our ongoing business that will be transferred to us in connection with the distribution and that are not included in our historical financial statements. See “Unaudited Pro Forma Combined Condensed Financial Statements” and “Arrangements Between ArvinMeritor and Our Company—Separation and Distribution Agreement.”

					2011-	There-
	Total	2008	2009	2010	2012	after
Total debt	$19	$12	$7	$—	$—	$—
Operating leases	34	11	8	4	6	5

Total	$53	$23	$15	$4	$6	$5

     In connection with our separation from ArvinMeritor, we expect to negotiate new borrowing arrangements in order to supplement our liquidity requirements. We anticipate initially drawing down $125 million under our borrowing arrangements. Upon completion of the distribution, we will have material cash contractual obligations related to the principal and interest payments for these new borrowing arrangements. The following table presents our contractual obligations on a pro forma basis as of September 30, 2007, after giving effect to our new borrowing arrangements.

									2011-	There-
	Total		2008		2009		2010		2012	after
Pro forma debt, including interest obligations(1)	$		$		$		$		$	$
Operating leases		34		11		8		4	6	5

Total	$		$		$		$		$	$

(1)	[Information in table to be provided upon finalization of new borrowing arrangements.]
     Management’s assumptions with respect to these borrowing arrangements, including assumptions regarding the availability of the borrowing arrangements at or after the distribution on financial terms currently contemplated and the interest rates applicable to the borrowing arrangements, are subject to changes that may be material. In addition, other future events could cause actual payments to differ materially from these amounts.
     ArvinMeritor also sponsors defined benefit pension plans that cover most of our U.S. employees and certain non-U.S. employees. ArvinMeritor’s funding practice provides that annual contributions to the pension trusts will be at least equal to the minimum amounts required by the Employee Retirement Income Security Act of 1974 (ERISA) in the U.S. and the actuarial recommendations or statutory requirements in other countries. Management expects funding for our retirement pension plans of approximately $11 million in fiscal year 2008.
     ArvinMeritor also sponsors retirement medical plans that cover the majority of our U.S. and certain non-U.S. employees and provide for medical payments to eligible employees and dependents upon retirement. Management expects retiree medical plan benefit payments of approximately $3 million in fiscal year 2008 and $2 million in each of the fiscal years ended 2009, 2010, 2011 and 2012.
     Accounts Receivable Securitization and Factoring - We participate in a U.S. accounts receivable securitization program managed and administered by ArvinMeritor. Under the terms of this program, we sell substantially all of the trade receivables of certain U.S. subsidiaries to a wholly-owned, special purpose subsidiary of ArvinMeritor. At both September 30, 2007 and 2006, $37 million of trade receivables are excluded from receivables. We expect that subsequent to our separation from ArvinMeritor and the distribution we will no longer participate in this facility.
     In addition, certain of our subsidiaries factor eligible accounts receivable with financial institutions. Certain receivables are factored without recourse to us and are excluded from accounts receivable. The amount of factored receivables excluded from accounts receivable was $85 million and $33 million at September 30, 2007 and 2006, respectively. There can be no assurance that these factoring arrangements will be used or available to us as an independent company in the future. Our new borrowing arrangements may replace these factoring arrangements in the future.
Critical Accounting Policies
     Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations. These policies require management’s most difficult, subjective or complex judgments in the preparation of the financial statements and accompanying notes. Management makes estimates and assumptions about the effect of matters that are inherently uncertain, relating to the reporting of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Our most critical accounting policies are discussed below.

     Pensions — Our pension obligations are determined on an actuarial basis annually and are measured as of June 30. The U.S. plans include a qualified and non-qualified pension plan. Significant non-U.S. plans are located in the United Kingdom, Canada and Germany. The following are the significant assumptions used in the measurement of the projected benefit obligation (PBO) and net periodic pension expense:

	2007		2006
	U.S.	Non-U.S.	U.S.	Non-U.S.
Assumptions as of June 30
Discount rate	6.35%	5.25%—6.00%	6.60%	4.75%—5.75%
Assumed return on plan assets	8.50%	8.00%—8.00%	8.50%	8.00%—8.00%
Rate of compensation increase	3.75%	2.50%—4.25%	3.75%	2.50%—3.75%
     The discount rate is used to calculate the present value of the PBO. The rate is determined based on high-quality fixed income investments that match the duration of expected benefit payments. We use a portfolio of long-term corporate AA/Aa bonds that match the duration of the expected benefit payments to establish the discount rate for this assumption.
     The assumed return on plan assets is used to determine net periodic pension expense. The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. An incremental amount for active management, where appropriate, is included in the rate of return assumption. The return assumption is reviewed annually.
     The rate of compensation increase represents the long-term assumption for expected increases to salaries for pay-related plans.
     These assumptions reflect our historical experience as part of ArvinMeritor pension plans and our best judgments regarding future expectations. The effects of the indicated increase and decrease in selected assumptions, assuming no changes in benefit levels and no amortization of gains or losses for the plans in 2007, are shown below (in millions):

	Effect on All Plans - June 30, 2007
	Percentage Point	Increase (Decrease) in	Increase (Decrease) in
	Change	PBO	Pension Expense
Assumption:
Discount rate	-0.5 pts	$27	$2
	+0.5 pts	(26)	(2)
Assumed return on plan assets	-1.0 pts	NA	3
	+1.0 pts	NA	(3)

NA — Not Applicable
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires an entity to recognize the funded status of its defined benefit pension plans and other postretirement benefit plans, such as a retiree health care plan, on the balance sheet and to recognize changes in the funded status that arise during the period but are not recognized as components of net periodic benefit cost, within other comprehensive income, net of income taxes. SFAS No. 158 is effective for us as of September 30, 2007. The initial adoption of SFAS No. 158 resulted in a reduction in parent’s net investment of $71 million. This reduction is net of taxes of $18 million and is recorded in Accumulated Other Comprehensive Loss in the Combined Statement of Parent’s Net Investment and Comprehensive Income.

     Accounting guidance applicable to pensions does not require immediate recognition of the effects of a deviation between actual and assumed experience and the revision of an estimate. This approach allows the favorable and unfavorable effects that fall within an acceptable range to be netted and disclosed as an unrecognized gain or loss in the footnotes. Based on the June 30, 2007 and 2006 measurement date, we had an unrecognized loss of $87 million and $103 million, respectively, at September 30, 2007 and 2006. A portion of this loss will be recognized into earnings in fiscal year 2008. The effect on fiscal years after 2008 will depend on the actual experience of the plans.
     In recognition of the long-term nature of the liabilities of the pension plans, we have targeted an asset allocation strategy designed to promote asset growth while maintaining an acceptable level of risk over the long term. Asset-liability studies are performed periodically to validate the continued appropriateness of these asset allocation targets. The asset allocation for the U.S. plan is targeted at 50-70 percent equity securities, 25-35 percent debt securities, and 5-15 percent alternative investments. The target asset allocation ranges for the non-U.S. plans are 65-75 percent equity securities, 20-35 percent debt securities, and 0-5 percent real estate and alternative investments. The asset class mix and the percentage of securities in any asset class or market may vary as the risk/return characteristics of either individual market or asset classes vary over time.
     The investment strategies for the pension plans are designed to achieve an appropriate diversification of investments as well as safety and security of the principal invested. Assets invested are allocated to certain global sub-asset categories within prescribed ranges in order to promote international diversification across security type, issuer type, investment style, industry group, and economic sector. Assets of the plans are both actively and passively managed. Policy limits are placed on the percentage of plan assets that can be invested in a security of any single issuer and minimum credit quality standards are established for debt securities. ArvinMeritor securities did not comprise any of the value of our worldwide pension assets as of September 30, 2007.
     The fiscal year 2008 pension expense is estimated to be $13 million. This may vary depending upon the accuracy of our original and future assumptions.
     Retiree Medical — Our retirement medical plans cover the majority of our U.S. and certain non-U.S. employees and provide for medical payments to eligible employees and dependents upon retirement. Our retiree medical obligations are measured as of June 30.
     The following are the significant assumptions used in the measurement of the accumulated postretirement benefit obligation (APBO):

	2007	2006
Assumptions as of June 30
Discount rate	6.30%	6.40%
Health care cost trend rate (weighted average)	9.00%	8.00%
Ultimate health care trend rate	5.00%	5.00%
Year ultimate rate is reached	2015	2011
     The discount rate is the rate used to calculate the present value of the APBO. The rate is determined based on high-quality fixed income investments that match the duration of expected benefit payments. We have typically used the corporate AA/Aa bond rate for this assumption.
     The health care cost trend rate represents our expected annual rates of change in the cost of health care benefits. The trend rate noted above represents a forward projection of health care costs as of the measurement date. Our projection for fiscal year 2008 is an increase in health care costs of 9 percent. For measurement purposes, the annual increase in health care costs was assumed to decrease gradually to 5.0 percent by fiscal year 2015 and remain at that level thereafter.

     A one-percentage point change in the assumed health care cost trend rate for all years to, and including, the ultimate rate would have the following effects (in millions):

	2007	2006
Effect on total of service and interest cost
1% Increase	$1	$1
1% Decrease	(1)	(1)
Effect on APBO
1% Increase	10	9
1% Decrease	(8)	(7)
     Fiscal year 2008 retiree medical expense is estimated to be approximately $7 million. This may vary depending upon the accuracy of our original and future assumptions.
     Product Warranties — We record product warranty liabilities based on our individual customer or warranty-sharing agreements. Product warranties are recorded for known warranty issues when amounts can be reasonably estimated.
     Significant factors and information used by management when estimating product warranty liabilities include:
•	Past claims experience;

•	Sales history;

•	Product manufacturing and industry developments; and

•	Recoveries from third parties.
     Goodwill — Goodwill is reviewed for impairment annually or more frequently if certain indicators arise. If business conditions or other factors cause the profitability and cash flows of a reporting unit to decline, we may be required to record impairment charges for goodwill at that time. The goodwill impairment review is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows and market multiples on earnings. If the carrying amount of a reporting unit exceeds its fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess.
     The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.
     Impairment of Long-Lived Assets — Long-lived assets, excluding goodwill, to be held and used are reviewed for impairment whenever adverse events or changes in circumstances indicate a possible impairment. An impairment loss is recognized when the long-lived assets’ carrying value exceeds the fair value. If business conditions or other factors cause the profitability and cash flows to decline, we may be required to record impairment charges at that time. Long-lived assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Significant judgments and estimates used by management when evaluating long-lived assets for impairment include:
•	An assessment as to whether an adverse event or circumstance has triggered the need for an impairment review; and

•	Undiscounted future cash flows generated by the asset.
     Income Taxes — Our income tax expense, deferred tax assets and liabilities and reserves for uncertain tax positions reflect management’s best assessment of estimated future taxes to be paid. We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense.
     Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we develop assumptions including the amount of future federal, foreign and state pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.
New Accounting Pronouncements
New accounting standards to be implemented:
     In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS No. 157 will be applied prospectively and are not expected to have a material impact on our combined financial position, results of operations or cash flows.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure certain financial instruments and other items at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the potential impact of the standard, if any, on our financial condition and results of operations.
     In December 2007, the FASB issued SFAS No. 141R (revised 2007), “Business Combinations,” replacing SFAS No. 141. SFAS No. 141R changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. SFAS No. 141R will be applied prospectively for business combinations occurring after December 31, 2008.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS No. 160 will standardize the accounting for and reporting of minority interests in the financial statements, which will be presented as noncontrolling interests and classified as a component of equity. In addition, statements of operations will report consolidated net income before an allocation to both the parent and the noncontrolling interest. This new presentation will have an impact on the basic financial statements as well as the disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We have not yet determined the impact, if any, that the adoption of SFAS No. 160 will have on our results of operations or financial position.
     In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” which requires expanded disclosures about derivative and hedging activities. SFAS No. 161 has the same scope as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. It encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently assessing the potential impact of the standard on disclosures in our combined financial statements.
Accounting standards implemented in fiscal year 2008:
     In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statement to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. During the first quarter of fiscal year 2008, we adopted FIN 48 and recognized a $4 million increase to parent’s net investment in the combined balance sheet as of October 1, 2007 as the cumulative effect of a change in accounting principle.
Accounting standards implemented in fiscal year 2007:
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires an entity to recognize the funded status of its defined benefit pension plans and other postretirement benefit plans, such as a retiree health care plan, on the balance sheet and to recognize changes in the funded status that arise during the period but are not recognized as components of net periodic benefit cost, within other comprehensive income, net of income taxes. The recognition requirements of SFAS No. 158 were adopted by the company as of September 30, 2007. The initial adoption of SFAS No. 158 resulted in a reduction in parent’s net investment of $71 million. This reduction is net of taxes of $18 million and is recorded in Accumulated Other Comprehensive Income (Loss) in the Combined Statement of Parent’s Net Investment and Comprehensive Income.
     SFAS 158 also requires that companies measure the funded status of their defined benefit pension plans and other postretirement benefit plans as of the balance sheet date. Currently the company uses a measurement date of June 30 for its defined benefit and other postretirement benefit plans. The measurement date provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2008 and will require the company to change its measurement date to September 30, from June 30.
     In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Quantifying Financial Misstatements”, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB No. 108 is effective for the company as of September 30, 2007. The adoption of SAB No. 108 did not have a material impact on our combined financial statements.
International Operations
     Approximately 55 percent of the company’s total assets, as of September 30, 2007, and 60 percent of fiscal year 2007 sales from continuing operations were outside North America. Management believes that international operations have significantly benefited our financial performance. However, our international operations are subject to a number of risks inherent in operating abroad. There can be no assurance that these risks will not have a material adverse impact on our ability to increase or maintain our foreign sales or on our financial condition or results of operations.
Quantitative and Qualitative Disclosures About Market Risk
     We are exposed to certain global market risks, primarily foreign currency exchange risk. Foreign currency exchange risk is the possibility that our financial results could be better or worse than planned because of changes in foreign currency exchange rates. ArvinMeritor has a foreign currency cash flow hedging program to reduce its exposure to changes in foreign currency exchange rates. Foreign currency forward contracts are entered into to manage the exposures arising from foreign currency exchange risk. We participate in this program and gains and losses on the underlying foreign currency exposures are partially offset with gains and losses on the foreign currency forward contracts. Under this cash flow hedging program, we have designated the foreign currency contracts (the contracts) as cash flow hedges of underlying foreign currency forecasted purchases and sales. The effective portion of changes in the fair value of the contracts is recorded in Accumulated Other Comprehensive Income (AOCI) in the Combined Statement of Parent’s Net Investment and Comprehensive Income and is recognized in operating income when the underlying forecasted transaction impacts earnings. The contracts generally mature within 12-24 months.
     In addition, we translate sales and other results denominated in foreign currencies into U.S. dollars for purposes of our combined financial statements. As a result, appreciation of the U.S. dollar against these foreign currencies generally will have a negative impact on our reported revenues and operating income while depreciation of the U.S. dollar against these foreign currencies will generally have a positive effect on reported revenues and operating income. For fiscal year 2007 and the first six months of fiscal year 2008, our reported financial results have benefited from depreciation of the U.S. dollar against foreign currencies. We do not hedge against our foreign currency exposure related to translations to U.S. dollars of our financial results denominated in foreign currencies.
     The following table shows the effect on fair value of outstanding derivative contracts at March 31, 2008 of a hypothetical change (increase or decrease of 10%) in the rates that existed at March 31, 2008 (in millions):

	Assuming a 10%	Assuming a 10%	Favorable/(Unfavorable)
	Increase in Rates	Decrease in Rates	Impact on
Market Risk
Foreign Currency Sensitivity:
Forward contracts in USD(1)	$(2.2)	$2.2	Fair Value
Forward contracts in EUR(1)	(1.7)	1.7	Fair Value

(1)	Includes only the risk related to the derivative instruments and does not include the risk related to the underlying exposure. The analysis assumes overall derivative instruments remain unchanged for each hypothetical scenario.

BUSINESS
Overview
     Arvin Innovation, headquartered in Detroit, Michigan, is a global supplier of a broad range of integrated systems, modules and components serving light vehicle original equipment manufacturers (OEMs) and certain aftermarkets. With a long history dating back to the early 1900s, we have grown into a major independent supplier to the automotive industry, with sales of $2.3 billion in fiscal 2007 and $1.2 billion for the first six months of fiscal 2008. We operate our business in 16 countries, with 66% of our sales for the six months ended March 31, 2008 generated outside of North America.
     We conduct substantially all of our operations through our two operating segments, Body Systems and Chassis Systems. See note 23 of the Notes to Combined Audited Financial Statements and note 13 of the Notes to Unaudited Combined Financial Statements for financial information by segment for each of the three years ended September 30, 2007 and for the six months ended March 31, 2008 and 2007, including information on sales and assets by geographic area. For the six months ended March 31, 2008 and fiscal year 2007, we had net losses of $27 million and $31 million, respectively.
     The following charts provide a breakdown of our sales for the six months ended March 31, 2008 by operating segment and by geographic region, illustrating our global presence.

Sales by Operating Segment	Sales by Geographic Region

Products
     We are primarily a “Tier-1” supplier (a supplier that sells directly to OEMs), although we also provide certain products for sale in the aftermarket. Our products are used primarily in the manufacture of light vehicles, consisting of passenger cars, crossover vehicles, light trucks and sport utility vehicles. Set forth below are the principal products of our two operating segments.

Body Systems	Chassis Systems
Panoramic roof modules	Ride control products for OEMs and the aftermarket
Tilt and slide sunroof modules	Suspension systems and modules
Complete roof systems	Coil springs, stabilizer bars and torsion bars
Integrated door systems and modules	Steel wheels
Power and manual window regulators
Access control systems and components
Electric motors

Body Systems
     Roof Systems. We are one of the world’s leading suppliers of sunroofs and roof system products, including panoramic roof modules, tilt and slide sunroof modules and complete roof systems, for use in passenger cars, light trucks and sport utility vehicles. Our roof systems manufacturing facilities are located in North America and Europe and, through a joint venture, in the Asia/Pacific region.
     Door Systems. We are a leading supplier of integrated door systems and modules, including power and manual window regulators, and access control systems and components such as modular and integrated door latches, actuators, trunk and hood latches and fuel flap locking devices. Our power and manual door system products utilize numerous technologies, including our own electric motors with electronic function capabilities such as anti-squeeze technologies. We manufacture door systems products at plants in North America, South America, Europe and the Asia/Pacific region.
Chassis Systems
     Ride Control Products. We provide ride control products, including twin tube and monotube shock absorbers and struts, for light, medium and heavy-duty vehicles to OEMs and the aftermarket. This business includes our established Gabriel® line of products. Our ride control products are manufactured in North America, South America, Europe and the Asia/Pacific region.
     Suspension Systems and Modules. We are one of the leading independent suppliers of products used in suspension systems for passenger cars, light trucks and sport utility vehicles in North America through our 57%-owned joint venture with Mitsubishi Steel Manufacturing Co. Our suspension system products, which are manufactured at facilities in the United States and Canada, include coil springs, stabilizer bars and torsion bars. We also offer final assembly of upper and complete corner suspension modules as well as front and rear cross vehicle suspension modules.
     Steel Wheels. We are a leading supplier of steel wheels to the light vehicle OEM market, principally in North America and South America. Our wheel products include fabricated steel wheels, bead seat attached wheels, full-face designed wheels and clad wheels with the appearance of a chrome finish. Our cladding process offers enhanced styling options previously available only in aluminum wheels. We are also developing wheel products for the medium- and heavy-duty truck markets. We have wheel manufacturing facilities in Brazil and Mexico.
Competitive Strengths
     We believe we have the following competitive strengths:
     Leading Market Positions. We have established leading positions, as measured by number of units sold, in many of the markets we serve as we have grown into a global supplier of a broad range of integrated systems, modules and components for light vehicle OEMs. Based on available industry data and internal company estimates, our market leading positions include aperture latches in Europe and China, sunroof systems, window regulators and window regulator electric motors in Europe, steel wheels in North America and South America and torsion and stabilizer bars in North America.
     Strong Revenue Diversification. We sell a wide array of products for passenger cars, crossover vehicles, light trucks and sport utility vehicles, including roof systems, door systems, ride control products, suspension systems and modules and steel wheels. The following chart provides a breakdown of our fiscal 2007 sales by customer, illustrating our diverse customer base.

Sales by Customer

     We believe our diversified product offerings and customer base help to mitigate adverse effects of lower demand for any one product line or by any one customer.
     Global Footprint. We are a global company with manufacturing and/or engineering facilities in 16 countries throughout Europe, North America, South America and the Asia/Pacific region. Recently we have increasingly expanded our manufacturing presence and sourcing activities in low cost countries, such as China, India, Mexico, Romania, the Czech Republic and Slovakia, where automotive OEMs are rapidly growing.
     Technological Expertise. As of March 31, 2008, we employed approximately 665 technical personnel (including engineers and technicians) worldwide. We have also entered into a development agreement affording us access to increased engineering capabilities in low-cost countries in the Asia/Pacific region. Our portfolio of approximately 1,300 patents and patent applications and our manufacturing expertise are utilized in many aspects of our products and manufacturing processes and reflect our commitment to invest in technology.
     Longstanding Customer Relationships. We have maintained longstanding relationships with many of our customers, including major global OEMs. Our engineering teams seek to provide responsive solutions to our OEM customers’ changing needs and collaborate with OEM engineers in designing our products in conjunction with the design of new vehicle platforms. We have received numerous supplier awards from our customers as a result of our focus on customer relationships.
     Experienced Management Team. We have an experienced management team that is substantially the same team that has managed our business prior to the distribution. Our management team’s collective experience spans numerous automotive OEMs and suppliers, geographic markets and functional responsibilities. See “Management—Our Executive Officers.”
Industry Trends
     The automotive industry is experiencing several significant trends that present opportunities and challenges to industry suppliers. These trends, which influence our business strategies, include:
     Shifting Global Market Growth. The worldwide demand for automobiles is projected to grow at a compounded annual growth rate of 3.9% through 2013, with the strongest growth in demand expected to occur in emerging markets such as China, India and Eastern Europe. This represents a continuing shift from historic growth trends that saw demand in mature markets such as North America and Western Europe outpacing that of other regions.
     Increasing Presence of OEMs in Emerging Markets. As North American and Western European automotive markets mature, both long established and newer automotive OEMs are increasingly seeking growth opportunities in emerging economies, such as China, India and Eastern Europe. Government regulations requiring minimum amounts of locally produced parts and tariffs on imported parts have contributed to the significant growth of indigenous automotive OEMs in these emerging markets, such as Chery Automobile Co., Ltd. and Geely Automotive Holdings in China and TATA Motors Limited and Mahindra & Mahindra Limited in India. These factors have also contributed to the growth of joint ventures in these emerging markets between established OEMs and local manufacturers.
     Globalization and Increasing Reliance on Globally Integrated Tier-1 Suppliers. As automotive OEMs expand worldwide to access new and expanding markets, they are increasing their reliance on the most capable, full-service, globally integrated Tier-1 suppliers. This trend is being driven by automotive OEMs’ focus on cost savings and product quality and consistency as well as OEMs’ capital, resource, personnel and capacity constraints. In addition, aspiring global OEMs often desire to partner with global suppliers to access emerging markets. Global OEMs and suppliers also have the opportunity to take advantage of economies of scale through global sourcing and, in the case of OEMs, by designing global platforms that can be used in different geographic markets, but adapted to local preferences.
     Increasing Focus on Vehicle Weight and Fuel Efficiency. Growing consumer and regulatory focus on fuel efficiency and the control of carbon dioxide (CO2) emissions has OEMs seeking to reduce the weight of their vehicles and to improve fuel efficiency and has resulted in increasing consumer demand for higher volume small car platforms. However, this focus has not dampened consumer enthusiasm for ride comfort, vehicle functionality and accessories, such as sunroofs and navigation and entertainment systems.
     Increasing Electronic Content and Electronics Integration. Electronics integration generally refers to replacing mechanical components with electronic components and integration of mechanical and electrical functions within the vehicle. Increased electronic content and electronics integration is being driven by consumer and regulatory requirements for improved environmental performance and safety, consumer demand for increased vehicle performance, ride comfort and functionality and OEMs’ desire to reduce the weight and number of parts required in their vehicles.
Business Strategies
     We seek to capitalize on our customer, product and geographic strengths, as well as the industry trends described above, and to increase our sales, earnings and profitability by employing the business strategies described below.
     Improve Operating Margins Through Aggressive Cost Reductions and Lean Initiatives. We will seek to increase our productivity and reduce manufacturing and operating costs by utilizing company-wide global initiatives that we refer to as Performance Plus. These initiatives are aimed at driving lean manufacturing processes, optimizing operating and corporate overhead efficiencies, reducing costs throughout our businesses and improving quality processes and standards on a global basis.
     Focus on Highly-Engineered Systems and Products. We will continue to seek to utilize our design, engineering, technology and manufacturing resources to expand our sales of highly-engineered systems and products, including integrated access control systems, integrated door systems and modules, sunroof and roof modules, electronic chassis systems and highly-engineered steel wheels.
     Leverage Global Footprint. Geographic expansion to meet the sourcing needs of global OEMs and regional OEMs with global aspirations, as well as to capture new customers and address new markets in high-growth emerging economies such as China, India, Eastern Europe and Latin America, will continue to be an important element of our growth strategy. We have been increasingly utilizing our manufacturing, engineering and other resources in these emerging regions in order to capitalize on our product strengths and industry trends.
     Technological Innovation. We plan to continue to invest in new technologies, including electronics, to seek to develop next generation products and systems that anticipate customers’ needs for improved mobility, safety and fuel efficiency. Through smart systems™ technologies, our product strategy focused on the intelligent application of controls and electronics, we are focused on expanding and improving upon our product offerings as our traditional mechanical products are taking on new form and function at both the component and system levels. Our technology-based new products include:
•	Low Energy Release (LER) latch, which uses proprietary electronics and software controls coupled with a mechanical solution to reduce release efforts without compromising strength or safety. The LER latch improves passive entry functionality, releases at higher seal loads, provides silent locking operation and offers increased resistance against theft tools.

•	Active Air Suspension System, which uses many of the same components as a standard air suspension system and provides modularity and scalability that can also be utilized in military and other transportation applications. This system provides continuously variable spring rate adjustment that can create up to a 3-to-1 spring rate change in under 100 milliseconds, providing low-frequency active body control for improved ride, handling and stability.

•	Large-Opening Panoramic Roof Module, which is an adaptable modular roof system that provides OEMs more styling options from the same basic body style. The system can accommodate a choice of glass panel configurations from a simple, one-panel layout to a complex system featuring multiple moveable panels that provide a convertible-like driving experience.

•	High Ventilation Area (HVA) Wheel, which features engineered and styled large ventilation areas that improve brake system performance through improved air flow.
     Expanding Sales to Existing Customers. We intend to continue to utilize our global footprint and diversified businesses to expand sales to existing customers by seeking to leverage sales to customers who purchase for one geographic region, or for one product, into sales to those customers in other geographic regions and for other products.
     Selectively Pursue Strategic Opportunities. We regularly evaluate various strategic and business development opportunities, including license agreements, marketing arrangements, joint ventures, strategic alliances and other cooperative arrangements and acquisitions. We intend to continue selectively pursuing strategic alliances that would allow us to gain access to new technologies and customers, penetrate new geographic markets and enter new product markets.
Customers; Sales and Marketing
     We market and sell our products principally to OEMs. We generally compete for new OEM business both at the beginning of the development of new vehicle platforms and upon the redesign of existing platforms. New platform development generally begins two to three years prior to start-up of production. Consistent with industry practice, we make most of our sales to OEMs through open purchase orders, which do not require the purchase of a minimum number of products and typically may be cancelled by the customer on reasonable notice without penalty. However, given the cost and complexity of the tooling required to produce vehicle parts, once awarded, it is typically very difficult and costly for the OEM to switch suppliers. We also sell products to certain customers under long-term arrangements that require us to provide annual cost reductions to our customers.
     Our customers include Volkswagen AG, Chrysler LLC, Ford Motor Company, Renault-Nissan BV, Peugeot S.A., General Motors Corporation and Hyundai Corp., as described in the pie chart entitled “Sales by Customer” in “—Competitive Strengths” above. For fiscal year 2007, our three largest customers were Volkswagen AG, Chrysler LLC and Ford Motor Company, accounting for approximately 20%, 16% and 8% of total sales, respectively.
     We market and sell aftermarket products through wholesale distributors, distributors and retail, original equipment service and specialty channels.

Competition
     We compete worldwide with a number of regional and international providers of automotive systems and components, some of which are owned by or associated with certain of our customers. The principal competitive factors are price, quality, service, product performance, design and engineering capabilities, new product innovation and timely delivery. In addition, certain OEMs manufacture for their own use products of the types we supply.
     We have numerous competitors across our various product lines worldwide, including Webasto, Inalfa and Aisin (roof systems); Brose, Intier, Kiekert AG, Mitsui, Valeo, Aisin and Grupo Antolin (door and access control systems); ZF, Thyssen-Krupp, Delphi, Visteon, TRW, Tenneco Automotive and Benteler (suspension modules); Thyssen-Krupp, NHK Spring, San Luis Rassini, Mubea and Sogefi (suspension systems); Tenneco Automotive, Kayaba and Sachs (ride control products); and Hayes-Lemmerz, Topy, Accuride and CMW (steel wheels).
Raw Materials and Supplies
     Some of our significant suppliers are in weakened financial condition and some have filed for protection under the bankruptcy laws. In addition, some of our suppliers are located in developing countries. We are dependent upon the ability of our suppliers to meet performance and quality specifications and delivery schedules. The inability of a supplier to meet these requirements, the loss of a significant supplier, or any labor issues or work stoppages at a significant supplier, could have an adverse effect on us.
     Prices of certain raw materials, primarily steel and oil, for our business segments’ manufacturing needs negatively impacted our operating income in fiscal year 2007 and for the first six months of fiscal year 2008. We expect the price of steel to continue to increase significantly during the remainder of fiscal year 2008 and into fiscal year 2009. We are taking actions to mitigate the effects of higher steel prices, including alternative sourcing of materials or components, consolidating and selling scrap from our facilities, re-engineering our products to be less dependent on steel and entering into commodity hedging arrangements. We also negotiate with customers to recover some of the increased costs — and we have had some success in recovering a portion of higher steel prices from our customers. In May 2008, as a result of the sudden and extraordinary surges in the price of steel, energy and other commodities, we announced a monthly review and adjustment to the selling price through a surcharge of all of our product lines in order to recover a substantial portion of the higher steel, energy and other commodity cost increases. We plan to adjust the surcharge as appropriate for each product line. The unprecedented volatility in the commodity markets — including a global shortage of scrap steel, a rapid escalation in the price of critical raw materials such as iron ore, coking coal and metal alloys, and higher fuel and energy costs — will require us to take recovery actions to mitigate the impact to our financial results.
     If supplies are inadequate for our needs, or if prices remain at current levels or continue to increase and we are unable to either pass these prices on to our customer base or otherwise mitigate the costs, our operating income could be further adversely affected.
Seasonality; Cyclicality
     We may experience seasonal variations in the demand for our products to the extent automotive vehicle production fluctuates. Historically, demand has been somewhat lower in the quarters ended September 30 and December 31, when OEM plants may close during model changeovers and vacation and holiday periods.
     In addition, the industries in which we operate have been characterized historically by periodic fluctuations in overall demand for passenger cars and other vehicles for which we supply products, resulting in corresponding fluctuations in demand for our products. Production and sales of the vehicles for which we supply products generally depend on economic conditions and a variety of other factors that are outside our control, including customer spending and preferences, labor relations and regulatory requirements. Cycles in the major automotive industry markets of North America and Europe are not necessarily concurrent or related. We have sought and will continue to seek to expand our operations globally to help mitigate the effect of periodic fluctuations in demand of the automotive industry in one or more particular countries.
Properties
     We are headquartered in Detroit, Michigan. At March 31, 2008, our operating segments and consolidated joint ventures had 42 facilities worldwide, some of which are used for multiple purposes.
     At March 31, 2008, our Body Systems operating segment had 12 manufacturing facilities in Europe, 6 manufacturing facilities in Asia/Pacific and 3 manufacturing facilities in North America, and our Chassis Systems operating segment had 8 manufacturing facilities in North America, 2 manufacturing facilities in South America, 2 manufacturing facilities in Europe and 1 manufacturing facility in Asia/Pacific. Our 8 engineering and testing centers include Body Systems centers in France, Germany, India, the U.K. and the U.S., and Chassis Systems centers in Brazil, China and the U.S. These engineering and testing centers seek to respond to both OEM and market needs with a focus on design, engineering and advanced technologies for component, module and system-level product development.
     These facilities had an aggregate floor space of approximately 3.8 million square feet, substantially all of which is in use. We owned approximately 60% and leased approximately 40% of this floor space. Substantially all of our domestic plants and equipment are expected to be subject to liens securing our obligations under our borrowing arrangements (see “Borrowing Arrangements”). In the opinion of management, our properties have been well maintained, are in sound operating condition and contain all equipment and facilities necessary to operate at present levels.
Joint Ventures
     As the automotive industry has become more globalized, joint ventures, strategic alliances and other cooperative arrangements have become an important element of our business. We currently have interests in eight joint ventures. In accordance with generally accepted accounting principles, operating results of the three joint ventures that are more than 50% owned by us are consolidated in our financial statements.

Name	Location	Ownership Percentage
ArvinMeritor Chassis Systems Wuhu Co. Ltd	China	60%
ArvinMeritor PHA Doorsystems s.r.o	Slovakia	49%
Gabriel India Ltd.	India	15.6%
Gabriel de Venezuela	Venezuela	50.9%
IAV (Ingenieurgesellschaft Auto und Verkehr)	Germany	10%
Meritor Suspension Systems Company	US and Canada	57%
Shanghai ArvinMeritor Automotive Parts Co. Ltd.	China	50%
TRW Gabriel SNC	Europe	49%
Employees
     At March 31, 2008, we had approximately 9,000 full-time employees. At that date, approximately 850 of our employees in the United States and Canada were covered by collective bargaining agreements and most of our facilities outside of the United States and Canada were unionized. We believe our relationship with unionized employees is satisfactory.

Research and Development
     We have significant research, development, engineering and product design capabilities. We spent $70 million in fiscal year 2007, $62 million in fiscal year 2006, and $63 million in fiscal year 2005 on company-sponsored research, development and engineering. At September 30, 2007, we employed approximately 665 technical personnel (including engineers and technicians) and we had additional engineering capabilities through contract arrangements in low-cost countries.
Intellectual Property
     We own or license many United States and foreign patents and patent applications in our manufacturing operations and other activities. While in the aggregate these patents and licenses are considered important to the operation of our businesses, management does not consider them of such importance that the loss or termination of any one of them would materially affect a business segment or our company as a whole.
     Our trademark Arvin Innovation™ (registration pending) is important to our business. Other significant trademarks owned by us include Fumagalli™ (wheels) and Gabriel® (shock absorbers and struts).
Legal Proceedings
Asbestos
     Maremont Corporation (Maremont), which will be a subsidiary of ours following the distribution, manufactured friction products containing asbestos from 1953 through 1977, when it sold its friction product business. A predecessor company of ArvinMeritor acquired Maremont in 1986. Maremont and many other companies are defendants in suits brought by individuals claiming personal injuries as a result of exposure to asbestos-containing products. Maremont had approximately 37,000 pending asbestos-related claims at March 31, 2008. Although Maremont has been named in these cases, in the cases where actual injury has been alleged, very few claimants have established that a Maremont product caused their injuries. Plaintiffs’ lawyers often sue dozens or even hundreds of defendants in individual lawsuits on behalf of hundreds or thousands of claimants, seeking damages against all named defendants irrespective of the disease or injury and irrespective of any causal connection with a particular product. For these reasons, Maremont does not consider the number of claims filed or the damages alleged to be a meaningful factor in determining its asbestos-related liability.
     Maremont’s asbestos-related reserves and corresponding asbestos-related recoveries recorded by ArvinMeritor are summarized as follows (in millions):

	March 31, 2008	September 30, 2007
Pending and future claims	$35	$37
Shortfall and other	6	6

Asbestos-related reserves	$41	$43

Asbestos-related recoveries	$26	$28

     Prior to February 2001, Maremont participated in the Center for Claims Resolution (CCR) and shared with other CCR members in the payment of defense and indemnity costs for asbestos-related claims. The CCR handled the resolution and processing of asbestos claims on behalf of its members until February 2001, when it was reorganized and discontinued negotiating shared settlements. Upon dissolution of the CCR in February 2001, Maremont began handling asbestos-related claims through its own defense counsel and has taken a more aggressive defensive approach that involves examining the merits of each asbestos-related claim. Although we expect legal defense costs to continue at higher levels than when we participated in the CCR, we believe our litigation strategy has reduced the average indemnity cost per claim.

     Pending and Future Claims: Maremont engages Bates White LLC (Bates White), a consulting firm with extensive experience estimating costs associated with asbestos litigation, to assist with determining the estimated cost of resolving pending and future asbestos-related claims that have been, and could reasonably be expected to be, filed against Maremont, as well as the cost of Maremont’s share of committed but unpaid settlements entered into by the CCR. Although it is not possible to estimate the full range of costs because of various uncertainties, Bates White advised Maremont that it would be possible to determine an estimate of a reasonable forecast of the cost of resolving pending and future asbestos-related claims, based on historical data and certain assumptions with respect to events that occur in the future.
     Bates White provided an estimate of the reasonably possible range of Maremont’s obligation for asbestos personal injury claims over the next three to four years of $26 million to $35 million. After consultation with Bates White, Maremont determined that as of March 31, 2008 the most likely and probable liability for pending and future claims over the next four years is $35 million. The ultimate cost of resolving pending and future claims is estimated based on the history of claims and expenses for plaintiffs represented by law firms in jurisdictions with an established history with Maremont.
     The following assumptions were made by Maremont after consultation with Bates White and are included in their study:
•	Pending and future claims were estimated for a four year period ending in fiscal year 2012. Maremont believes that the litigation environment will change significantly in several years, and that the reliability of estimates of future probable expenditures in connection with asbestos-related personal injury claims declines for each year further in the future. As a result, estimating a probable liability beyond four years is difficult and uncertain;

•	The ultimate cost of resolving pending and future claims filed in Madison County, Illinois, a jurisdiction where a substantial amount of Maremont’s claims are filed, will decline to reflect average outcomes throughout the United States;

•	Defense and processing costs for pending and future claims filed outside of Madison County, Illinois will be at the level consistent with Maremont’s prior experience; and

•	The ultimate indemnity cost of resolving nonmalignant claims with plaintiff’s law firms in jurisdictions without an established history with Maremont cannot be reasonably estimated. Recent changes in tort law and insufficient settlement history make estimating a liability for these nonmalignant claims difficult and uncertain.
     Shortfall and Other: Several former members of the CCR have filed for bankruptcy protection, and these members have failed, or may fail, to pay certain financial obligations with respect to settlements that were reached while they were CCR members. Maremont is subject to claims for payment of a portion of these defaulted member shares (shortfall). In an effort to resolve the affected settlements, Maremont has entered into negotiations with plaintiffs’ attorneys, and an estimate of Maremont’s obligation for the shortfall is included in the total asbestos-related reserves. In addition, Maremont and its insurers are engaged in legal proceedings to determine whether existing insurance coverage should reimburse any potential liability related to this issue. Payments related to shortfall and other were not significant in the six months ended March 31, 2008 and 2007.
     Recoveries: Maremont has insurance that reimburses a substantial portion of the costs incurred defending against asbestos-related claims. The coverage also reimburses Maremont for any indemnity paid on those claims. The coverage is provided by several insurance carriers based on insurance agreements in place. Incorporating historical information with respect to buy-outs and settlements of coverage, and excluding any policies in dispute, the insurance receivable related to asbestos-related liabilities is $26 million. The difference between the estimated liability and insurance receivable is related to proceeds received from settled insurance policies and liabilities for shortfall and other. Certain insurance policies have been settled in cash prior to the ultimate settlement of related asbestos liabilities. Amounts received from insurance settlements generally reduce recorded insurance receivables. Receivables for policies in dispute are not recorded.

     The amounts recorded for the asbestos-related reserves and recoveries from insurance companies are based upon assumptions and estimates derived from currently known facts. All such estimates of liabilities and recoveries for asbestos-related claims are subject to considerable uncertainty because such liabilities and recoveries are influenced by variables that are difficult to predict. The future litigation environment for Maremont could change significantly from its past experience, due, for example, to changes in the mix of claims filed against Maremont in terms of plaintiffs’ law firm, jurisdiction and disease; legislative or regulatory developments; Maremont’s approach to defending claims; or payments to plaintiffs from other defendants. Estimated recoveries are influenced by coverage issues among insurers, and the continuing solvency of various insurance companies. If the assumptions with respect to the nature of pending claims, the cost to resolve claims and the amount of available insurance prove to be incorrect, the actual amount of liability for Maremont’s asbestos-related claims, and the effect on the company, could differ materially from current estimates and, therefore, could have a material impact on our financial position and results of operations.
     Rockwell: ArvinMeritor, along with many other companies, has also been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos used in certain components of Rockwell products many years ago. Liability for these claims was transferred to ArvinMeritor at the time of the spin-off of the automotive business from Rockwell in 1997, and will be transferred to us in connection with the distribution. Currently there are thousands of claimants in lawsuits that name ArvinMeritor, together with many other companies, as defendants.
     However, we do not consider the number of claims filed or the damages alleged to be a meaningful factor in determining asbestos-related liabilities. A significant portion of the claims do not identify any of Rockwell’s products or specify which of the claimants, if any, were exposed to asbestos attributable to Rockwell’s products, and past experience has shown that the vast majority of the claimants will never identify any of Rockwell’s products. For those claimants who do show that they worked with Rockwell’s products, we nevertheless believe we have meritorious defenses, in substantial part due to the integrity of the products involved, the encapsulated nature of any asbestos-containing components, and the lack of any impairing medical condition on the part of many claimants. ArvinMeritor has defended these cases vigorously. Historically, ArvinMeritor has been dismissed from the vast majority of these claims with no payment to claimants.
     ArvinMeritor also engaged Bates White to assist with determining whether it would be possible to estimate the cost of resolving pending and future Rockwell legacy asbestos-related claims that have been, and could reasonably be expected to be, filed against it. Although it is not possible to estimate the full range of costs because of various uncertainties, Bates White advised that it would be able to determine an estimate of probable defense and indemnity costs which could be incurred to resolve pending and future Rockwell legacy asbestos-related claims. Accordingly, ArvinMeritor recorded a $12 million liability for defense and indemnity costs associated with these claims. This estimate was based on historical data and certain assumptions with respect to events that occur in the future. The uncertainties of asbestos claim litigation and resolution of the litigation with the insurance companies make it difficult to predict accurately the ultimate resolution of asbestos claims. That uncertainty is increased by the possibility of adverse rulings or new legislation affecting asbestos claim litigation or the settlement process. Subject to these uncertainties and based on ArvinMeritor’s experience defending these asbestos claims, we do not believe these lawsuits will have a material adverse effect on our financial condition or results of operations. Rockwell was not a member of the CCR and handled its asbestos-related claims using its own litigation counsel. As a result, we do not have any additional potential liabilities for committed CCR settlements or shortfall (as described above) in connection with the Rockwell-legacy cases.
     Rockwell maintained insurance coverage that our management believes covers indemnity and defense costs, over and above self-insurance retentions, for most of these claims. ArvinMeritor has initiated claims against these carriers to enforce the insurance policies. Although the status of one carrier as a financially viable entity is in question, we expect to recover the majority of defense and indemnity costs incurred to date, over and above self-insured retentions, and a substantial portion of the costs for defending asbestos claims going forward. Accordingly, ArvinMeritor has recorded an insurance receivable related to Rockwell legacy asbestos-related liabilities of $12 million at March 31, 2008 and September 30, 2007.

     The recorded amounts referred to in this “Asbestos” section are not included in our historical financial statements included elsewhere in this information statement. Amounts relating to our asbestos liabilities are included in “Unaudited Pro Forma Combined Condensed Financial Statements” included elsewhere in this information statement.
Other
     In fiscal year 2006, one of our customers initiated a field service campaign related in part to one of our products, which covered approximately 750,000 vehicles. The customer has instituted proceedings against ArvinMeritor seeking reimbursement of costs associated with the field service campaign as well as other warranty costs. As of June 30, 2008, we have recorded reserves of $25 million related to this dispute. We are attempting to resolve the dispute pursuant to a commercial settlement, and the ultimate resolution may have a material adverse effect on our business, financial condition, results of operations or cash flows. However, we cannot estimate at this time the range of any possible additional loss.
     Various other lawsuits, claims and proceedings have been or may be instituted or asserted against us or our subsidiaries relating to the conduct of our business, including those pertaining to product liability, intellectual property, contract matters, safety and health, and employment matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, we believe that the disposition of matters that are pending will not have a material adverse effect on our business, financial condition or results of operations.
Environmental Matters
     Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have, and will continue to have, an impact on our manufacturing operations. We record liabilities for environmental issues in the accounting period in which our responsibility and investigation and remediation plan become probable and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, we record a liability for our allocable share of costs related to our involvement with the site, as well as an allocable share of costs related to insolvent parties or unidentified shares. At environmental sites in which we are the only potentially responsible party, we record a liability for the total probable and estimable costs of remediation before consideration of recovery from insurers or other third parties.
     Various lawsuits, claims and proceedings have been asserted against us, alleging violations of federal, state and local environmental protection requirements or seeking remediation of alleged environmental impairments, principally at previously disposed-of properties. See Note 22 to combined audited financial statements included elsewhere in this information statement for information as to our estimates of the total reasonably possible costs we could incur and the amounts recorded as a liability as of September 30, 2007.
     In addition, in connection with the distribution, we will assume certain other environmental liabilities unrelated to our ongoing business. These liabilities include liabilities that relate to seven third party Superfund sites with respect to which ArvinMeritor currently is designated as a potentially responsible party. Management estimates the total reasonably possible costs we could incur for the remediation of these Superfund sites at March 31, 2008 to be approximately $21 million. In addition to the Superfund sites, these liabilities relate to various other lawsuits, claims and proceedings that have been asserted against ArvinMeritor, alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed-of properties. For these matters, management has estimated the total reasonably possible costs we could incur at March 31, 2008 to be approximately $32 million. See “Unaudited Pro Forma Combined Condensed Financial Statements” and “Arrangements Between ArvinMeritor and Our Company.”
     The process of estimating environmental liabilities is complex and dependent on evolving physical and scientific data at the site, uncertainties as to remedies and technologies to be used, and the outcome of discussions with regulatory agencies. The actual amount of costs or damages for which we may be held responsible could materially exceed our current estimates because of uncertainties, including the financial condition of other potentially responsible parties, the success of the remediation and other factors that make it difficult to predict actual costs accurately. However, based on management’s assessment and subject to the difficulties inherent in estimating these future costs, we believe that our expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on our business, financial condition or results of operations. In addition, in future periods, new laws and regulations, changes in remediation plans, advances in technology and additional information about the ultimate clean-up remedy could significantly change our estimates. Management cannot assess the possible effect of compliance with future requirements.

MANAGEMENT
Our Directors
     Immediately after the distribution, our board of directors is expected to consist of the individuals named below. Our restated certificate of incorporation provides that our board of directors will be divided into three classes. The term of office of directors assigned to Class I will expire at the annual meeting of stockholders in 20[ ] and at each third succeeding annual meeting after that. The term of office of directors assigned to Class II will expire at the annual meeting of stockholders in 20[ ] and at each third succeeding annual meeting after that. The term of office of directors assigned to Class III will expire at the annual meeting of stockholders in 20[ ] and at each third succeeding annual meeting after that. We expect to hold our first annual meeting of stockholders in February 20[ ]. Unless otherwise indicated, (i) the business address for each person listed below is Arvin Innovation, Inc., 6401 West Fort Street, Detroit, Michigan 48209 and (ii) each individual listed below is a citizen of the United States. All of our directors (other than Mr. Martens, our President and Chief Executive Officer, and Mr. Donlon, our Executive Vice President and Chief Financial Officer) will be considered independent under the independence requirements of the NASDAQ Global Market.
James E. Marley, age 72, is expected to serve as our non-executive Chairman of the Board. Mr. Marley has served as a director of ArvinMeritor since 2000 and a director of Meritor Automotive, Inc. from 1999 until its merger with Arvin Industries, Inc. in 2000. Mr. Marley will resign as a director of ArvinMeritor effective upon the distribution. He is the retired Chairman of the Board of AMP Inc. (electrical and electronics components and cabling products), serving in that position from 1993 to 1998. He served AMP as President and Chief Operating Officer from 1990 to 1992, as President from 1986 to 1990, and in a variety of engineering and executive positions from 1963, when he joined AMP, until 1986. He is a director of a number of business, educational and civic organizations, and is a member of a number of engineering and management professional associations.
Philip R. Martens, age 48, is expected to be our President and Chief Executive Officer. Mr. Martens has served as ArvinMeritor’s Senior Vice President and President, Light Vehicle Systems since August 2006. He previously served as President and Chief Operating Officer of Plastech Engineered Products, Inc. (automotive component supplier) from 2005 to 2006; Group Vice President, Product Creation, of Ford Motor Company (automotive) from 2003 to 2005; Vice President, North American Product Creation, of Ford Motor Company in 2003; Vice President, North American Product Development of Ford Motor Company from 2002 to 2003; and Managing Director, Planning, Design and Product Development of Mazda Motor Company (automotive) from 1999 to 2002. Mr. Martens will resign from his positions at ArvinMeritor prior to the distribution.
James D. Donlon, III, age 61, is expected to be our Executive Vice President and Chief Financial Officer. Mr. Donlon has served as Acting Chief Financial Officer of the Light Vehicle Systems (LVS) business of ArvinMeritor since 2008. He previously served as Executive Vice President and Chief Financial Officer of ArvinMeritor from 2007 to 2008; Senior Vice President and Chief Financial Officer of ArvinMeritor from 2005 to 2007; Senior Vice President and Chief Financial Officer of Kmart Corporation (retailer) from 2004 to 2005; and Senior Vice President and Controller of the Chrysler Division of DaimlerChrysler AG (automotive) from 2001 to 2003. Mr. Donlon will resign from his positions at ArvinMeritor prior to the distribution.
[Other directors and class designations to be provided.]
Committees of the Board of Directors
     Pursuant to our amended by-laws, our board of directors may establish such committees as it deems appropriate. Initially, to facilitate independent director review, to comply with NASDAQ and SEC rules, and to make the most effective use of our directors’ time and capabilities, our board of directors will have the following committees: Audit; Compensation and Management Development; and Corporate Governance and Nominating. The principal functions of these committees are briefly described below. The charters of these committees will be posted on our website, www.arvin.com, in the section headed “Investors—Corporate Governance,” and paper copies will be provided upon request made to the Office of the Secretary, Arvin Innovation, (313) 551-2400.

     Audit Committee. We will have a separately designated standing audit committee established in compliance with applicable provisions of the Exchange Act. Each member of the Audit Committee will meet the criteria for independence specified in the listing standards of the NASDAQ Global Market and at least one member will qualify as an “audit committee financial expert” (as defined by the SEC).
     The Audit Committee will be charged with monitoring the audits and integrity of our financial statements, our accounting and financial reporting processes, compliance with legal and regulatory requirements and the independence, qualifications and performance of our internal audit function and independent accountants. The Audit Committee will have sole authority to select and employ (subject to approval of our stockholders), and to terminate and replace where appropriate, our independent public accountants and also will have the authority to:
•	approve and cause us to pay all audit engagement fees;

•	review the scope of and procedures used in audits and reviews of our financial statements by our independent public accountants;

•	review our annual and quarterly financial statements before their release;

•	review any significant issues related to the audit activities of our independent public accountants and oversee the resolution of any disagreements between them and management;

•	review at least annually a report from our independent public accountants describing the firm’s internal quality control procedures and all relationships between our independent public accountants and us;

•	review and approve in advance the scope and extent of any non-audit services performed by our independent public accountants and the fees charged for these services, and receive and evaluate at least annually a report by our independent public accountants as to their independence;

•	review significant internal control matters, the adequacy of our system of internal controls and recommendations of our independent public accountants with respect to internal controls;

•	review our internal audit charter, the scope of our annual internal audit plan and the results of internal audits;

•	consult with management as to the appointment and removal of our internal auditor charged with auditing and evaluating our system of internal controls;

•	review in advance the type and presentation of financial information and earnings guidance provided to analysts and rating agencies;

•	monitor matters related to compliance by employees with our standards of business conduct policies;

•	monitor policies with respect to risk assessment and risk management and initiatives to control risk exposures;

•	review any disclosure made in connection with annual and quarterly certifications by our chief executive officer and chief financial officer in documents filed with the SEC;

•	consult with our general counsel regarding significant contingencies that could impact the financial statements and regarding legal compliance matters;

•	review any findings by regulatory agencies with respect to our activities;

•	investigate matters brought to its attention within the scope of its duties;

•	engage outside consultants, independent counsel or other advisors;

•	establish procedures for the receipt, retention and handling of complaints regarding accounting, internal controls or auditing matters, including procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters;

•	establish our policies with respect to hiring former employees of our independent public accountants;

•	consult with management on the structure and composition of our finance organization; and

•	review annually the Committee’s performance.
     As part of each regularly scheduled meeting, the Audit Committee will meet in separate executive sessions with our independent public accountants, internal auditors and senior management, and as a Committee without members of management.
     Compensation and Management Development Committee. The Compensation and Management Development Committee (the Compensation Committee) will consist of non-employee directors who meet the criteria for independence specified in the listing standards of the NASDAQ Global Market and are not eligible to participate in any of our plans or programs that are administered by the Committee. In addition, each member of our Compensation Committee will be a “Non-Employee Director” within the meaning of Section 16 of the Exchange Act and an “outside director” within the meaning of Section 162(m) of the Code. The Compensation Committee will have the authority to:
•	review and approve the goals and objectives relevant to our Chief Executive Officer’s compensation, evaluate his or her performance against these goals and objectives, and set his or her compensation accordingly;

•	fix or recommend to our board of directors the compensation of all of our other officers and review the salary plan for our other executives;

•	evaluate the performance of our senior executives and plans for management succession and development;

•	review the design and competitiveness of our compensation and benefit plans, and make recommendations to the board of directors;

•	administer our incentive, deferred compensation, stock option and long-term incentives plans;

•	review all material amendments to our pension plans and make recommendations to the board concerning these amendments;

•	hire outside consultants and independent counsel; and

•	review annually the Committee’s performance.
     See “—Compensation Discussion and Analysis” below for further information on the scope of authority of the Compensation Committee and the role of management and compensation consultants in determining or recommending the amount or form of executive compensation.
     Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will be composed of non-employee directors who meet the criteria for independence specified in the listing standards of the NASDAQ Global Market. The Committee will have the authority to:
•	screen and recommend to the board qualified candidates for election as our directors;

•	periodically prepare and submit to the board for adoption the Committee’s selection criteria for director nominees;

•	recommend to the board and management a process for new board member orientation;

•	periodically assess the performance of the board;

•	consider matters of corporate governance and board practices and recommend improvements to the board;

•	review periodically our certificate of incorporation and by-laws in light of statutory changes and current best practices;

•	review periodically the charter, responsibilities, membership and chairmanship of each committee of the board and recommend appropriate changes;

•	review periodically outside directors’ compensation and make recommendations to the board;

•	review director independence, conflicts of interest, qualifications and conduct and recommend to the board removal of a director when appropriate;

•	engage search firms and other consultants and independent counsel; and

•	review annually the Committee’s performance.
     In discharging its duties with respect to review of director compensation, the Corporate Governance and Nominating Committee may retain a compensation consultant to provide information on current trends, develop market data and provide recommendations as to the amount and form of director compensation.
     [Members of each committee to be provided.]
Board of Directors’ Compensation
     We have not yet established arrangements to compensate non-employee directors for their services in their capacity as directors. For our non-employee directors, we expect that our Corporate Governance and Nominating Committee will recommend to our board competitive compensation and benefits that will attract and retain high quality directors and encourage ownership of our stock to further align directors’ interests with those of our stockholders. Among the arrangements expected to be considered by the Corporate Governance and Nominating Committee are an annual cash compensation retainer, additional annual cash retainers for board committee chairs and our non-executive chairman, fees for attendance at board and committee meetings, equity grants with respect to our common stock, the ability to defer payments of cash retainer and meeting fees and earn interest thereon and reimbursement for reasonable related out-of-pocket expenses.
     We do not expect to separately compensate any directors who are our full-time employees for their service on our board of directors, other than with respect to reimbursement of expenses.
Our Executive Officers
     Set forth below are the name, office and position expected to be held with us and principal occupations and employment during the past five years of each of the individuals expected to serve as our executive officers immediately following the distribution. Those individuals named below who are currently officers or employees of ArvinMeritor will resign from all their positions with ArvinMeritor prior to the distribution. Executive officers will be elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified.

Name	Age	Position with Arvin Innovation

Philip R. Martens	48	President and Chief Executive Officer
James D. Donlon, III	61	Executive Vice President and Chief Financial Officer
Rakesh Sachdev	52	Executive Vice President, Chief Administrative Officer and Managing Director, Emerging Markets
Aziz Aghili	49	Senior Vice President and President, Body Systems
Edward A. Frutig	48	Senior Vice President and President, Chassis Systems
John A.G. Crable	52	Senior Vice President, General Counsel and Corporate Secretary
Michael Kanan	45	Senior Vice President and Controller
     There are no family relationships among the individuals expected to serve as our directors or executive officers.
Philip R. Martens is expected to be our President and Chief Executive Officer and a director. For biographical information on Mr. Martens, see “—Our Directors.”
James D. Donlon, III is expected to be our Executive Vice President and Chief Financial Officer and a director. For biographical information on Mr. Donlon, see “—Our Directors.”
Rakesh Sachdev is expected to be our Executive Vice President, Chief Administrative Officer and Managing Director, Emerging Markets. Mr. Sachdev has served as Senior Vice President and President, Asia Pacific, of ArvinMeritor since March 2007. He previously served as Senior Vice President, Corporate Development and Strategy, of ArvinMeritor from 2005 to 2007; Vice President and Controller of ArvinMeritor from 2003 to 2005; and Vice President and General Manager, Worldwide Braking Systems, of ArvinMeritor from 2000 to 2003.
Aziz Aghili is expected to be our Senior Vice President and President, Body Systems. Mr. Aghili has served as Vice President and General Manager of Body Systems within the Light Vehicle Systems (LVS) business of ArvinMeritor since July 2007. He previously served as Vice President of Procurement and Asia/Pacific Business Development, LVS of ArvinMeritor from 2005 to 2007; Vice President of Procurement, LVS of ArvinMeritor from 2004 to 2005; General Manager of Service Parts and Warranty, LVS of ArvinMeritor from 2003 to 2004; and General Manager of Service Parts, LVS of ArvinMeritor from 2002 to 2003.
Edward A. Frutig is expected to be our Senior Vice President and President, Chassis Systems. Mr. Frutig has served as Vice President and General Manager of Chassis Systems within the Light Vehicle Systems (LVS) business of ArvinMeritor since March 2007. He previously served as Vice President of Global Sales and Engineering, Fluid Systems business at Cooper-Standard Automotive (automotive component supplier) from 2006 to 2007; and Vice President, Marketing and Sales at ZF Lemford (driveline and chassis technology supplier) from 2001 to 2005.
John A.G. Crable is expected to be our Senior Vice President, General Counsel and Corporate Secretary. Mr. Crable has served as Vice President, Deputy General Counsel and Assistant Secretary of ArvinMeritor since 2000.
Michael Kanan is expected to be our Senior Vice President and Controller. Mr. Kanan has served as Vice President, Finance within the Light Vehicle Systems (LVS) business of ArvinMeritor since 2006. He previously served as Vice President, Global Accounting and Shared Services of ArvinMeritor from 2004 to 2006; and Assistant Corporate Controller of ArvinMeritor from 2001 to 2004. Earlier, Mr. Kanan was employed by Deloitte & Touche LLP for more than 10 years, most recently as a senior manager.

Compensation Discussion and Analysis
Overview
     For purposes of this information statement, our named executive officers are Messrs. Martens, Donlon, Sachdev, Aghili and Crable. This Compensation Discussion and Analysis and the information provided elsewhere in this information statement for fiscal year 2007 reflects compensation earned while employed by ArvinMeritor or its subsidiaries and the design and objectives of ArvinMeritor’s executive compensation programs in place prior to the distribution. We also describe below the manner in which outstanding equity compensation and certain other compensation elements will be adjusted to reflect the distribution. As our programs initially will be similar to those applicable to executives of ArvinMeritor, we do not anticipate that there will be many differences immediately following the distribution. However, once our Compensation Committee is constituted, it may recommend to our board of directors such modifications to our executive compensation programs as our Compensation Committee deems appropriate.
     Of our named executive officers, only Messrs. Martens and Donlon were named executive officers of ArvinMeritor in fiscal 2007. Mr. Sachdev was an executive officer of ArvinMeritor but not a named executive officer in fiscal 2007. Messrs. Aghili and Crable were non-executive officer employees of ArvinMeritor in fiscal 2007. As a result, the compensation of Messrs. Aghili and Crable was not subject to the direct oversight of ArvinMeritor’s compensation committee.
Administration of Executive Compensation Program
     ArvinMeritor’s compensation committee has, and our Compensation Committee will have, overall responsibility for executive compensation, including administration of equity compensation plans. As part of this responsibility, ArvinMeritor’s compensation committee evaluates, and our Compensation Committee will evaluate, the performance of the chief executive officer and determine his compensation in light of the goals and objectives of the company and the executive compensation program.
     ArvinMeritor: In discharging its duties, ArvinMeritor’s compensation committee retains a compensation consultant. The consultant provides information on current compensation trends, develops competitive market data and provides objective recommendations as to design of the compensation program, including the form and mix of award vehicles and the nature and level of performance criteria and targets. ArvinMeritor’s compensation committee directly engages the consultant. In fiscal year 2007, the consultant was Towers Perrin. ArvinMeritor management also retained Towers Perrin in fiscal year 2007 to provide consulting services regarding health and welfare benefits in Canada. ArvinMeritor’s compensation committee has engaged Hewitt Associates as its consultant for fiscal year 2008. ArvinMeritor management also retains Hewitt to provide actuarial services with respect to pensions and retiree medical benefits.
     ArvinMeritor’s compensation committee seeks and considers input from senior management in many of its decisions, and the consultant confers and collaborates with senior management in developing its compensation recommendations. Senior management regularly participates in ArvinMeritor’s compensation committee’s activities in the following specific respects:
•	ArvinMeritor’s chief executive officer reports to its compensation committee with respect to his evaluation of the performance of the company’s senior executives. Together with ArvinMeritor’s head of human resources, he makes recommendations as to compensation decisions for these individuals, including base salary levels and the amount and mix of incentive awards.

•	ArvinMeritor’s head of human resources participates in the development of the compensation program, including formulation of performance objectives and targets for incentive compensation, and oversees its implementation and interpretation, in each case carrying out the direction of ArvinMeritor’s compensation committee and the recommendations of the consultant. He also assists the chairman of ArvinMeritor’s compensation committee in developing meeting agenda and oversees preparation and distribution of pre-meeting informational materials on the matters to be considered.
•	ArvinMeritor’s chief financial officer is responsible for evaluating the tax, financial and accounting aspects of compensation decisions. He participates in developing financial objectives and targets for performance-based incentive compensation, and oversees calculation of payout and vesting levels, in accordance with plan design and the direction of ArvinMeritor’s compensation committee.
     Going Forward: Once constituted, it is expected that following the distribution our Compensation Committee will make determinations regarding retention of consultants and input from senior management in making future compensation decisions. It is contemplated that our Compensation Committee initially will generally adopt the approach described above for ArvinMeritor, but our Compensation Committee has not yet been constituted and has not yet selected any compensation consultants.
Executive Compensation Philosophy and Objectives
     ArvinMeritor: ArvinMeritor’s compensation committee’s compensation philosophy is to “pay for performance.” The fundamental objectives of ArvinMeritor’s executive compensation program are: (1) to attract, retain and motivate the quality of employees necessary for ArvinMeritor’s leadership and growth; (2) to recognize individual and team achievement of company goals; and (3) to foster the creation of stockholder value through close alignment of the financial interests of executives with those of ArvinMeritor’s stockholders.
     ArvinMeritor’s compensation committee uses several basic practices and policies to carry out its philosophy and to meet the objectives of ArvinMeritor’s executive compensation program:
•	Competitive Compensation Packages. In order to attract and retain talented individuals, ArvinMeritor’s compensation committee designs total compensation packages to be competitive with those of other companies with which ArvinMeritor competes for talent, using benchmarking studies to determine market levels of compensation, as described below.

•	Performance-Based Compensation. A significant portion of the total potential compensation of each of ArvinMeritor’s named executive officers is at risk because it is contingent on achieving strategic and operating plan goals that are intended to improve stockholder return. These goals are established to recognize business group and company performance against specified targets. For grants made in fiscal year 2007, a significant portion of the target annual compensation of ArvinMeritor’s named executive officers is made up of performance-based compensation, with the remainder comprised of base salary and service-based restricted shares.

•	Equity Awards and Stock Ownership Requirements. A significant portion of incentive compensation for executives is comprised of equity and equity-based awards, or is tied to metrics that reward creation of stockholder value, which is intended to align the interests of ArvinMeritor’s executives with those of stockholders. In addition, senior executives are required under ArvinMeritor’s stock ownership guidelines to own a specified number of shares of ArvinMeritor common stock.
     Going Forward: Once constituted, it is expected that following the distribution our Compensation Committee’s philosophy and the fundamental objectives of our executive compensation program will be similar to those of ArvinMeritor set forth above. Once constituted, our Compensation Committee will, following the distribution, make decisions regarding practices and policies to carry out its philosophy and to meet the objectives of our executive compensation program, including whether to establish executive stock ownership guidelines.

Market Analysis and Benchmarking
     ArvinMeritor: ArvinMeritor’s compensation committee assesses the competitiveness of ArvinMeritor’s compensation program, using data and studies compiled and provided by its consultant. The consultant provides a detailed competitive pay study every other year, with limited updates in the intervening years. As part of the assessment process, ArvinMeritor’s compensation committee compares the amount of each component and the total amount of direct compensation (defined below) for each executive officer with that of other companies in the durable goods manufacturing sector, including companies in the automotive sector, which have executive officer positions comparable to ArvinMeritor’s and with which ArvinMeritor may compete for talented executives. The peer group for the competitive analysis in fiscal year 2006-2007 included the following 31 companies:

American Axle & Manufacturing, Inc.	Honeywell Inc.
The Black & Decker Corporation	Johnson Controls, Inc.
Borg Warner Inc.	Lear Corporation
Caterpillar Inc.	Navistar International Corporation
Cooper Tire & Rubber Company	Northrop Grumman Corporation
Dana Corporation	PACCAR Inc.
Dura Automotive Systems, Inc.	Parker-Hannifin Corporation
Engelhard Corporation	PPG Industries, Inc.
Fleetwood Enterprises, Inc.	Raytheon Company
Flowserve Corporation	Rockwell Automation, Inc.
Goodrich Corporation	Textron Inc.
The Goodyear Tire & Rubber Company	3M Company
Harley-Davidson, Inc.	The Timken Company
Harman International Industries,	United States Steel Corporation
Incorporated	Visteon Corporation
Hayes-Lemmerz International, Inc.	Whirlpool Corporation
     See “—Elements of the Compensation Program—Overview and Analysis” below for information on how ArvinMeritor’s compensation committee uses this peer group data in setting compensation.
     ArvinMeritor’s compensation committee (or its board of directors, as appropriate) may also consider practices at other companies with respect to other elements of compensation, such as perquisites, retirement plans and health and welfare benefits, in assessing the competitiveness and cost effectiveness of ArvinMeritor’s programs. Any such studies are done on a case-by-case basis, as needed, and may use a group of comparator companies identified at the time by its consultant or other advisors.
     Going Forward: Once constituted, it is expected that following the distribution our Compensation Committee will, either directly or through consultants, use various methods to compare our executive compensation practices to those of other companies. These may include: using data and studies provided by consultants; using publicly available market surveys to match the roles of our named executive officers to roles in the surveys; conducting total compensation studies; and comparing the amount of each component and the total amount of direct compensation for our executive officers with that of a selected group of companies in our industry or related industries. Our Compensation Committee has not yet been constituted and has not yet selected any compensation consultants.
Elements of the Compensation Program
Overview and Analysis
     ArvinMeritor: The primary components of ArvinMeritor’s executive compensation program are base salary, annual incentives and long-term incentives (direct compensation). Each of these components, and the relative levels of equity and non-equity compensation that comprise direct compensation, are generally set in relation to competitive market rates among peer group companies, as described above, with subsequent adjustments to take into account individual performance and characteristics and internal pay equity, as described below. There is no particular target proportion among these components or between equity and non-equity awards. However, the program contemplates that a significant portion of each executive’s direct compensation is performance-based and therefore is at risk. Performance-based awards, whether in the form of equity or non-equity, are tied to achievement of goals that are intended to improve, or reflect improvements in, stockholder value (see the performance-based awards described under the heading “Components” below).
     Base salaries and target incentive awards are intended to compensate executives at levels competitive with other companies. As a result, ArvinMeritor’s compensation committee began its analysis by initially identifying, for each officer position, the level of each of these components that represented the median, or 50th percentile, of the peer group. After identifying these levels, ArvinMeritor’s compensation committee adjusted the market rates to arrive at actual salaries and awards for each individual based on the following factors:
•	ArvinMeritor’s compensation committee approved variations from peer group median base salary levels for some individuals based on their responsibilities, experience, expertise and performance. In addition, when recruiting new executives, base salary is often set at a premium above the median of the peer group, in order to attract outstanding candidates.

•	ArvinMeritor’s compensation committee believes that individuals should have an opportunity to earn above-market rewards for superior performance over the longer term. Therefore, while ArvinMeritor’s compensation committee looked at the median of the peer group in terms of the target long-term incentive award for each position, it identified a maximum potential payout for each position that would be significantly above-market. The range of potential payouts on long-term incentives is described below, under the heading “Components—Long-Term Incentives.”

•	In establishing the levels of annual and long-term incentive awards, ArvinMeritor’s compensation committee divided executive officers into four separate “bands.” A “band” consists of officers in one or more salary grades who are grouped together for incentive compensation purposes and receive the same target incentive awards. These target awards represent a blend of the market rates for the positions within the band. ArvinMeritor’s chief executive officer is in the first band; ArvinMeritor’s chief financial officer and its business segment heads are in the second band; and ArvinMeritor’s general counsel is in the third band. One purpose of the salary bands is to equalize incentive opportunities for individuals with similar levels of responsibility, regardless of their salary grades. This practice is intended to improve internal pay equity among the officer group. Considerations of internal pay equity among officers are also factored into the consultants’ studies and the market data with respect to direct compensation.
     ArvinMeritor’s compensation committee reviewed tally sheets, representing each element and the total of each officer’s compensation, in late fiscal year 2006 and early fiscal year 2007. The primary purpose of the review was to consider possible modifications to change of control provisions and separation pay applicable to the officers and other salaried employees of ArvinMeritor (see the discussion under the heading “Potential Payments Upon Termination of Employment or Change of Control—Termination of Employment Upon Change of Control” below). ArvinMeritor’s compensation committee did not specifically consider the tally sheets or discuss the effect of prior years’ compensation in conjunction with setting 2007 compensation. However, ArvinMeritor’s compensation committee was aware of the potential value of outstanding long-term incentives, including the likelihood of their payout and vesting (based on achievement of performance objectives to date and on levels of payout and vesting of past awards), and this information was also implicit in the overall plan design used by the consultants in making recommendations for 2007 compensation.
     In addition to direct compensation, special hiring or retention incentives have been put in place for certain executives, to motivate them to join ArvinMeritor or to continue their employment. Executive officers also receive health and welfare benefits and are entitled to participate in the Company’s defined benefit pension plans and savings plans on substantially the same basis as other employees.

     Each component of the executive compensation program is discussed below.
     Going Forward: While our Compensation Committee has not yet been constituted, it is expected that the primary components of our executive compensation program will also be base salary, annual incentives and long-term incentives. Once constituted, it is expected that following the distribution our Compensation Committee will make determinations as to the matters discussed above. However, it is expected that prior to the distribution our board of directors will determine the initial base salaries of our executive officers, including the named executive officers. See below for a discussion of the expected components of our executive compensation program following the distribution.
Components
     Base Salary.
     ArvinMeritor: ArvinMeritor’s compensation committee reviews base salaries for executive officers at the beginning of each fiscal year. Annual salary increases, which are generally effective on February 1 of each year, are based on evaluation of each individual’s performance and on his level of pay compared to that for similar positions at peer group companies, as indicated by the consultant’s reports and survey data. ArvinMeritor’s compensation committee also reviews and adjusts base salaries for executive officers at the time of any promotion or change in responsibilities.
     For fiscal year 2007, ArvinMeritor approved base salary increases of approximately 3.6%, 3.6%, 6.0% and 4.0% for Messrs. Donlon, Sachdev, Aghili and Crable, respectively, effective February 1, 2007. Mr. Donlon received an additional base salary increase of approximately 7.8% effective May 1, 2007, to coincide with an increase in the scope of his responsibilities. Mr. Sachdev received an additional base salary increase of approximately 15% effective May 1, 2007, to coincide with a promotion. Mr. Aghili received an additional base salary increase of approximately 20.4% effective August 1, 2007, to coincide with a promotion. Mr. Martens, who was hired near the end of fiscal year 2006, did not receive a base salary adjustment in fiscal year 2007.
     Going Forward: It is expected that prior to the distribution our board of directors will determine the base salaries of our executive officers, including the named executive officers. Once constituted, it is expected that following the distribution our Compensation Committee will review base salaries of our executive officers annually based on an evaluation of each individual’s performance and on such other factors as our Compensation Committee may determine to utilize, which may include the executive officers’ pay compared to that for similar positions of peer group companies.
     Annual Incentives.
     ArvinMeritor: Under ArvinMeritor’s incentive compensation plan, as amended (the ARM ICP), which was approved by ArvinMeritor’s stockholders in 1997 and 2005, executives (including the named executive officers) can earn annual bonuses based on company and business segment performance against goals established by ArvinMeritor’s compensation committee at the beginning of the fiscal year.
     The annual incentive goals for fiscal year 2007 are based on the levels of EBITDA and free cash flow from continuing operations that are achieved for the year, measured against target levels specified in ArvinMeritor’s annual operating plan (AOP). EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and free cash flow is defined as net cash provided by operating activities minus capital expenditures. ArvinMeritor’s compensation committee chose these measures because they are commonly used by the investment community to analyze operating performance and entity valuation and, as such, they are factors in the value of stockholders’ investment in the company. The EBITDA and free cash flow targets are tied to the AOP, rather than to prior periods’ results, to provide incentives that are primarily driven by actual performance and not by the effect of industry cycles.

     AOP target levels of EBITDA and free cash flow are “stretch” goals that are determined based on management’s analysis and estimates of, among other things, market forecasts, competitive climate, customer relations, costs of doing business, capital expenditures and likelihood of occurrence of identified risks and opportunities. The elements making up these targets are established by management, and reviewed by ArvinMeritor’s board, based on confidential information and projections. These targets are intended to be “best case” goals to which management can aspire; they do not correlate with, and are significantly higher than, ArvinMeritor’s “most likely case” earnings guidance that is publicly disclosed. AOP targets are intended to be difficult, but not impossible, to attain.
     ArvinMeritor’s compensation committee also established target awards, stated as a percentage of base salary, for key employees, including ArvinMeritor’s named executive officers. The percentage applicable to an ArvinMeritor named executive officer, and other executive officers, is determined by his salary band (as discussed above under “—Overview and Analysis”). Based on these salary bands, target awards for fiscal year 2007 were 65% for Messrs. Martens, Donlon and Sachdev and 40% for Messrs. Aghili and Crable.
     For participants employed by a business segment, potential annual incentive bonuses are comprised of four components: one-fourth of potential payments is dependent on each of (a) the level of company-wide achievement of the EBITDA targets in the AOP, (b) the level of company-wide achievement of free cash flow targets in the AOP; (c) the level of business segment achievement of EBITDA targets in the AOP; and (d) the level of business segment achievement of free cash flow targets in the AOP. For participants with corporate-wide responsibilities, awards are based on only the first two components, (a) and (b).
     In 2007, ArvinMeritor’s company-wide targets in the AOP for EBITDA and free cash flow were $312 million and $75 million, respectively. For ArvinMeritor’s Light Vehicle Systems business segment, the 2007 targets in the AOP for EBITDA and free cash flow were $92 million and $25 million, respectively.
     To determine the amounts that are paid as bonuses, performance is measured against AOP goals for each of the applicable components of the award calculation. No payouts are made with respect to any part of the calculation in which performance is less than 70% of AOP goals. For each part of the calculation for which performance exceeds that threshold, the portion of an individual’s target award that is paid out is dependent on, and increases with, the percentage of the AOP goal that is achieved. Total payout for an individual cannot exceed 200% of his target award. The following chart summarizes payout calculations for each portion of the incentive payment:

	Performance as a Percentage		Payout as a Percentage
	of Annual Operating Plan		of Target
Threshold for Payment	70%		25%
	80		50
	90		75
Target Payment	100		100
	110		150
Maximum Payment	120	or higher	200
     ArvinMeritor’s compensation committee also has discretion to adjust any award (either upward or downward), or to make an additional award, to reflect individual performance or special achievements. However, any discretionary increase in an award, or special award, to an ArvinMeritor named executive officer could have tax consequences under Section 162(m) of the Code, as described below.
     ArvinMeritor’s compensation committee made annual incentive bonus awards to executive officers based on the achievement of the above performance objectives, with respect to fiscal year 2007. ArvinMeritor’s compensation committee adjusted the award calculations to exclude the emissions technologies business (which was divested in fiscal year 2007) from the AOP numbers; to include the light vehicle ride control business (which was moved from discontinued operations to continuing operations during the year) in the AOP numbers; and to eliminate the effects of restructuring programs (which has been ArvinMeritor’s compensation committee’s practice in past years).
     See the table under the heading “Grants of Plan-Based Awards” for information on the target and maximum awards for fiscal year 2007, and see the column headed “Non-Equity Incentive Plan Compensation” and the related footnote in the table under “—Summary Compensation Table” for information on actual annual incentive bonus payments made with respect to fiscal year 2007. Total payouts of annual incentive bonuses for fiscal year 2007, as a percentage of base salary, were 58% for Mr. Martens; 25% for Mr. Donlon; 26% for Mr. Sachdev; 56% for Mr. Aghili; and 15% for Mr. Crable.
     In addition, as has been the practice in prior years, ArvinMeritor’s compensation committee also provided a pool of $490,000 to be awarded by ArvinMeritor’s chief executive officer to individual employees on the basis of outstanding performance or significant achievements.
     Under the terms of ArvinMeritor’s deferred compensation plan, an executive may elect to defer receipt of all or a portion of payouts of his annual incentive bonus. Deferred bonuses accrue interest during the deferral period and are paid out either in a lump sum or in not more than ten annual installments, as elected by the executive, beginning the year after termination of employment. None of the named executive officers has elected to defer his 2007 annual incentive bonus.
     Going Forward:
     [Treatment of any partial year annual ICP awards to be provided].
     It is expected that prior to the distribution our board of directors will adopt, and ArvinMeritor, as our sole stockholder will approve, an incentive compensation plan (the Arvin Innovation ICP) similar to the ARM ICP under which our executives (including the named executive officers) can earn annual bonuses based on company and business segment performance against goals established by our Compensation Committee at the beginning of the fiscal year. Once constituted, our Compensation Committee may recommend to our board of directors such modifications to the Arvin Innovation ICP as it deems appropriate. It is expected that our Compensation Committee will establish goals and ICP payment targets for fiscal 200[ ] under the Arvin Innovation ICP for Arvin Innovation executives, including the named executive officers.
     Long-Term Incentives.
     Overview.
     ArvinMeritor: ArvinMeritor’s compensation committee provides long-term incentives to key employees that are tied to various performance or service objectives over three-year cycles. Each year, ArvinMeritor’s compensation committee considers the types of award vehicles to be used and the performance or service objectives and targets on which payout of each type of award depends. Long-term incentive awards have been made over the past three years under ArvinMeritor’s 1997 Long-Term Incentives Plan, as amended (the ARM 1997 LTIP), and Stock Benefit Plan, as amended (the ARM SBP). These two plans were terminated as of January 26, 2007, when ArvinMeritor’s stockholders approved ArvinMeritor’s 2007 Long-Term Incentive Plan (the ARM 2007 LTIP) to govern awards going forward.
     ArvinMeritor’s compensation committee selects the types and mix of awards for long-term incentives each year after reviewing its consultant’s report and survey data on peer group compensation, market practices, shares available for grant under ArvinMeritor’s long-term incentive plans, and goals to be achieved. ArvinMeritor’s compensation committee has used a combination of three types of awards in the past three years, as described below. Each type of award is either equity-based or is tied to metrics that reward creation of stockholder value, which is intended to align management’s interests with those of stockholders.
     Going Forward: It is expected that prior to the distribution our board of directors will adopt, and ArvinMeritor, as our sole stockholder will approve, a long term incentives plan (the Arvin Innovation LTIP) similar to the ARM 2007 LTIP under which our Compensation Committee can award long-term incentives to key employees, including the named executive officers. Once constituted, our Compensation Committee may recommend to our board of directors such modifications to the Arvin Innovation LTIP as it deems appropriate. The total number of shares of our common stock for which awards may be granted under the Arvin Innovation LTIP is expected to be          , subject to adjustment.
     No new awards will be granted under the Arvin Innovation LTIP prior to the distribution. Following the distribution, it is expected that our Compensation Committee will generally on an annual basis recommend to our board of directors long-term incentive awards to be provided to key employees, including the named executive officers, under the Arvin Innovation LTIP in such amounts and types and tied to such performance or service objectives as it shall determine. In connection therewith, our Compensation Committee may consider such factors as it deems relevant, which may include reports of consultants, survey data on peer group compensation, market practices, shares available for grant under the Arvin Innovation LTIP, and goals to be achieved. The Compensation Committee has not yet selected any consultants. It is anticipated that within a short period after the distribution the Compensation Committee will consider recommending to our board of directors an initial “founders grant” of long term incentive awards to key employees, including the named executive officers. It is expected that the total number of shares of our common stock that will relate to such founders grant will not exceed            shares.
Types of Long-Term Incentive Awards
•	ArvinMeritor: Performance Shares. Performance shares are units valued by reference to a designated number of shares of common stock. ArvinMeritor’s compensation committee grants a target number of performance shares and establishes performance objectives that, for recent grants, have been based on ArvinMeritor’s return on invested capital (ROIC) over a three-year performance period. ROIC is defined to mean the sum of ArvinMeritor’s net income for the three years in the performance cycle (before cumulative effect of accounting changes, gains and losses on sale of businesses, minority interest, tax-effected interest expense and tax-effected restructuring expense) divided by the sum of the average invested capital (total debt, including preferred capital securities, minority interests and stockholders’ equity) for the three fiscal years in the performance period. ArvinMeritor’s compensation committee selected this performance measure because ROIC improvement was a key corporate focus, which was communicated to investors and analysts on a regular basis. Improvements in ROIC are believed to help ArvinMeritor achieve higher margins, stronger cash flow and debt reduction.

Participants earn awards at the end of the three-year performance period based on actual performance against target levels of ROIC. Award payments can vary from 0% to 200% of the target award of shares, and no awards will be earned unless ArvinMeritor’s ROIC is at least a stated threshold percentage over the period. No dividends or dividend equivalents are paid or accrued prior to payout of the performance shares. The value of the earned award may be paid out in the form of common stock, cash or any combination thereof, in the discretion of ArvinMeritor’s compensation committee. The following chart summarizes the potential payouts at different levels of ROIC for grants in the past three years:

							% of Award
	ROIC over Performance Period ending September 30,						Earned and Paid
	2007		2008		2009		Out
Threshold for Payout		8%		9%		10%	50%
Target Payout		10.5%		11.5%		12.5%	100%
Maximum Payout	13	% or higher	14	% or higher	15	% or higher	200%
•	Awards under Cash Performance Plans. When ArvinMeritor’s compensation committee establishes a performance plan, it designates a three-year performance period and establishes performance objectives for the plan. Objectives for recent grants are based on ArvinMeritor’s total stockholder return (TSR) over the performance period compared to that of a selected group of other automotive suppliers. TSR is defined to reflect cumulative stock price appreciation plus dividends paid over the period. ArvinMeritor’s compensation committee chose TSR as a performance measure because it assesses ArvinMeritor’s stockholder value creation relative to other companies in the same industry. The application of the stock price multiplier, as described below, further ties payments to stock price appreciation.
ArvinMeritor’s compensation committee also establishes target awards, stated as dollar amounts, for each of the named executive officers under each performance plan. Participants can earn awards at the end of the three-year performance period, which may vary from 0% to 300% of target awards, based on actual performance against specified levels. No awards under this plan may be earned unless ArvinMeritor’s TSR over the period is at or above the 35th percentile relative to the comparator group of automotive suppliers. If TSR is negative, the maximum earned award is 100% of the target award. The award payments are further multiplied by the percentage change in the price of ArvinMeritor common stock over the three-year performance period, which may increase the payment finally awarded up to a maximum of 200% of the original amount or reduce it down to a minimum of 50% of the original amount. No earnings are accrued or paid on these awards. At the discretion of ArvinMeritor’s compensation committee, payments may be made wholly or partly by delivering shares of ArvinMeritor common stock valued at the fair market value on the last trading day of the week preceding the day ArvinMeritor’s compensation committee determines to make payments in the form of shares. The following chart summarizes the potential payouts at different levels of performance:

	TSR Relative to the			Range of Possible
	Comparator Group		Percentage of Target	Percentages Earned After
	over the Performance		Award Earned and Paid	Giving Effect to Stock
	Period		Out	Price Multiplier
Threshold for Payout	35th	percentile	25%	12.5 – 50%
Target Payout	50th	percentile	100%	50 – 200%
	75th	percentile	200%	100 – 400%
Maximum Payout	90th	percentile or higher	300%	150 – 600%
•	Restricted Shares. ArvinMeritor’s compensation committee grants restricted shares of ArvinMeritor common stock that are subject to forfeiture if the grantee does not continue as an employee of ArvinMeritor or a subsidiary or affiliate for a restricted period of at least three years (subject to certain exceptions in the event of death or retirement). Restricted shares have all the attributes of outstanding shares during the restricted period, including voting and dividend rights, except that the shares are held by ArvinMeritor and cannot be transferred by the grantee. Cash dividends during the restricted period are reinvested in additional restricted shares of ArvinMeritor common stock, which will vest or be forfeited at the same time as the underlying shares.

•	Options. ArvinMeritor’s compensation committee granted stock options until fiscal year 2004 to executives, including certain of the named executive officers. These stock options were exercisable in three approximately equal increments on the first, second and third anniversaries of the dates of grant, at an exercise price per option equal to the fair market value of a share of ArvinMeritor common stock on the date of grant. In December 2004, ArvinMeritor’s compensation committee amended ArvinMeritor’s long-term incentive plan to provide more flexibility as to the form of equity-based awards. ArvinMeritor’s compensation committee eliminated stock options from the mix of long-term incentives awarded to executives in fiscal year 2005 and thereafter.
     The amount of the target award under cash incentive plans, and the number of performance and restricted shares awarded to each ArvinMeritor named executive officer, is determined based on his salary band, as described above under “—Overview and Analysis.”

     Fiscal Year 2007 Payouts. In fiscal year 2005, ArvinMeritor provided long-term incentives to Messrs. Donlon, Sachdev, Aghili and Crable under the ARM 1997 LTIP in the form of grants of performance shares and target awards under a three-year cash performance plan for the period ended September 30, 2007. Each type of grant represented one-half of the total value of the long-term incentive opportunity awarded to Messrs. Donlon, Sachdev, Aghili and Crable in that year, based on an assumed share price of $20 per share. The allocation among the two types of grants was intended to equally reward achievement with respect to the two types of performance objectives.
     At the time of his hire in fiscal year 2006, Mr. Martens was granted pro rata target awards under the 2005-2007 cash performance plan, based on the portion of the three-year performance period during which he was employed.
     After the end of fiscal year 2007, ArvinMeritor’s compensation committee reviewed achievement of objectives and approved payouts with respect to these long-term incentives as follows:
•	Performance Shares. ArvinMeritor’s compensation committee reviewed ArvinMeritor’s ROIC over the performance period and approved payout of 78% of each grant of performance shares. ROIC for the performance period was 9.7%, which is between two of the listed percentages, and straight line interpolation was used to determine the percentage of the award of performance shares that was earned and paid out. The remainder of each target grant of performance shares was forfeited. Payouts were in the form of one share of common stock for each performance share earned, rounded to the nearest full share. The shares delivered in payment of performance shares in fiscal year 2007 are included in the table under the heading “Options Exercised and Stock Vested” below.

•	Cash Performance Plans. ArvinMeritor’s compensation committee reviewed ArvinMeritor’s TSR for the performance period compared to those of the comparator group, and made cash awards in accordance with this performance. TSR was 6.8%, which is in the 50th percentile of the peer group. Application of the stock price multiplier decreased the amounts paid out by 0.38%. Payments were made in cash. See the column headed “Non-Equity Incentive Plan Compensation” and the related footnote in the table under “—Summary Compensation Table” for information on actual cash payments made under the ARM 1997 LTIP with respect to fiscal year 2007 for each named executive officer. The comparator group of companies for this grant includes American Axle & Manufacturing, Inc., Borg Warner Inc., Caterpillar Inc., Collins & Aikman Corporation, Cummins Inc., Deere & Company, Dana Corporation, Delphi Corporation, Dura Automotive Systems, Inc., Eaton Corporation, GenCorp Inc., Goodyear Tire & Rubber Co., Intermet Corporation, Johnson Controls, Inc., Lear Corporation, Modine Manufacturing Co., Navistar International Corporation, PACCAR Inc., Tenneco Inc., Tower Automotive Inc., TRW Automotive Holdings Corporation and Visteon Corporation.
     Fiscal Year 2007 Awards. In fiscal year 2007, long-term incentives were provided to each of the named executive officers in the form of grants of restricted shares of common stock, performance shares and target awards under cash performance plans, as described below. Each type of equity grant represents one-fourth, and the cash performance plan represents one-half, of the total value of the long-term incentive opportunity for the individual in that year, based on an assumed share price of $15 per share. The allocation among the three types of grants was intended to primarily reward achievement with respect to the two types of performance objectives, but also to reward continued employment, without regard for performance levels, during a difficult period in the automotive industry.
     Performance Shares. ArvinMeritor granted performance shares to each of the named executive officers and established performance objectives with respect to these grants based on ArvinMeritor’s ROIC, as described above, over a three-year performance period ending September 30, 2009. Payouts, if any, are expected to be in the form of one share of ArvinMeritor common stock for each performance share earned. No dividends or dividend equivalents are paid or accrued prior to payout of the performance shares.

     Restricted Shares. ArvinMeritor awarded restricted shares of ArvinMeritor common stock to each of the named executive officers that will vest upon the grantee’s continued employment with ArvinMeritor through the end of the three-year restricted period, which will end on December 1, 2009. Pursuant to the terms of the grant, cash dividends on these restricted shares during the restricted period are reinvested in additional restricted shares of ArvinMeritor common stock, which will vest or be forfeited at the same time as the underlying shares.
     Cash Performance Plans. ArvinMeritor established a performance plan with a three-year performance period ending September 30, 2009, granted target awards, expressed as cash payments, to each of the named executive officers and established performance objectives for the plan based on ArvinMeritor’s TSR, as described above. No earnings are accrued or paid on these awards. The comparator group of companies for this grant includes American Axle & Manufacturing, Inc., Borg Warner Inc., Caterpillar Inc., Cooper Tire & Rubber Company, Cummins Inc., Deere & Company, Eaton Corporation, GenCorp Inc., Goodyear Tire & Rubber Co., Johnson Controls, Inc., Lear Corporation, Modine Manufacturing Co., Navistar International Corporation, PACCAR Inc., Tenneco Inc., The Timken Company, TRW Automotive Holdings Corporation and Visteon Corporation.
     See the table under the heading “Grants of Plan-Based Awards” for information on the specific grants of performance shares, restricted shares and cash awards under performance plans to each of the named executive officers in fiscal year 2007.
     All long-term incentive grants were approved by ArvinMeritor’s compensation committee at its meeting held on November 13, 2006, to be effective December 1, 2006.
     The timing of the grant date does not impact the terms of the grant of restricted shares or performance shares. However, under SFAS No. 123R, ArvinMeritor measures the fair value of stock-based awards, which is recognized in ArvinMeritor’s financial statements, based on the market value of the common stock on the grant date.
     Going Forward: In their capacity as employees of ArvinMeritor, the named executive officers and certain other of our employees were granted restricted shares of ArvinMeritor common stock, performance shares with respect to ArvinMeritor common stock, options to purchase ArvinMeritor common stock and awards under cash performance plans (cash LTIP awards). Certain of our employees were also granted restricted stock units with respect to ArvinMeritor common stock. Details with respect to such restricted shares of ArvinMeritor common stock, performance shares and options to purchase common stock held by the named executive officers are set forth below under the table entitled “Outstanding Equity Awards at Fiscal Year-End 2007.” We expect that, effective as of the distribution, equitable adjustments will be made with respect to equity awards relating to ArvinMeritor common stock and cash LTIP awards held by our employees, including the named executive officer, as set forth below.
     [Description of adjustments in respect of outstanding restricted stock, restricted stock units, performance shares, options and cash LTIPs to be provided.]
     Pension and Retirement Plans.
     ArvinMeritor: ArvinMeritor maintains a tax-qualified defined contribution savings plan, as well as a supplemental savings plan that provides for contributions without regard to the limitations imposed by the Code on qualified defined contribution plans. All of the named executive officers may participate in ArvinMeritor’s qualified and supplemental savings plans on the same basis as other eligible employees.
     Under the qualified savings plan, a participant can defer up to 20% of his eligible pay, on a before-tax or after-tax basis, subject to annual Code limits, and ArvinMeritor matches deferrals at the rate of 100% on the first 3% and 50% on the next 3% of eligible pay. “Eligible pay” includes base salary and annual bonus under the ARM ICP. If an executive elects to participate in the supplemental savings plan, he can continue to contribute on a before-tax basis, even though his qualified savings plan contributions or his eligible pay have reached the annual Code limits. Both participant contributions and ArvinMeritor matching contributions to the qualified and supplemental savings plans are always 100% vested.

     The named executive officers participate in both the qualified and supplemental savings plans. Employee contributions made by named executive officers to the savings plans in fiscal year 2007 are included in the column headed “Salary,” and ArvinMeritor’s matching contributions are included in the column headed “All Other Compensation,” in each case in the table under “—Summary Compensation Table” below.
     ArvinMeritor maintains a tax-qualified, non-contributory defined benefit pension plan that covers eligible employees hired before October 1, 2005, and a supplemental pension plan that provides benefits to the participants without regard to the limitations imposed by the Code on qualified pension plans. Messrs. Donlon, Sachdev, Aghili and Crable participate in these plans on the same basis as other employees. The present value of accumulated pension benefits for these named executive officers is reported in the table under the heading “Pension Benefits” below.
     Employees hired on or after October 1, 2005, including Mr. Martens, are not eligible to participate in the defined benefit pension plans, and ArvinMeritor instead makes additional contributions each year (ranging from 2% to 4% of base salary, depending on age) to their accounts in ArvinMeritor’s qualified and supplemental savings plans. The amounts contributed by ArvinMeritor to the savings plans on behalf of Mr. Martens as pension contributions are included in the column headed “All Other Compensation” in the table under “—Summary Compensation Table” below.
     Benefits under the Company’s defined benefit pension plans generally were frozen, beginning January 1, 2008, and replaced with additional annual Company contributions (ranging from 2% to 4% of base salary, depending on age) to the savings plans for the accounts of eligible employees, including Messrs. Donlon, Sachdev, Aghili and Crable. See “Pension Benefits” below for further information on this change.
     Going Forward: It is expected that prior to the distribution our board of directors will adopt qualified and supplemental savings plans similar to the ArvinMeritor qualified and supplemental savings plans in which our eligible employees, including the named executive officers, will participate following the distribution. Once constituted, our Compensation Committee may recommend to our board of directors such modifications to our qualified and supplemental saving plans as it deems appropriate.
     Perquisites.
     ArvinMeritor: In fiscal year 2006, ArvinMeritor’s compensation committee determined to phase out most perquisite programs (including company cars, club memberships, and reimbursement for financial services) and related gross-ups for payment of income taxes, and replace them with uniform cash payments (see the column headed “All Other Compensation” in the table under “—Summary Compensation Table” below).
     Going Forward: It is expected that we will have in place at the time of the distribution a perquisite program that is similar to ArvinMeritor’s current perquisite program. Once constituted, our Compensation Committee may recommend to our board of directors such modifications to our perquisite program as it deems appropriate.
     Health and Welfare Benefits.
     ArvinMeritor: ArvinMeritor maintains health and welfare benefits, including medical, dental, vision, disability and life insurance programs, and the named executive officers are entitled to participate in these programs on the same basis as other employees. Providing these benefits is necessary for ArvinMeritor to remain competitive with other employers.
     Going Forward: It is expected that we will have in place at the time of the distribution health and welfare benefits, including medical, dental, vision, disability and life insurance programs for our employees, including the named executive officers, that are similar to ArvinMeritor’s current health and welfare benefits. Once constituted, our Compensation Committee may recommend to our board of directors such modifications to our health and welfare benefits as it deems appropriate.

     Employment Agreements and Retention Awards.
     ArvinMeritor: ArvinMeritor’s compensation committee believes it is appropriate to enter into agreements with executive officers relating to certain terms of their employment (including the effects of termination without cause), and in some cases to make special retention awards of service-based restricted shares of common stock. The purpose of these agreements and awards is to provide incentives to attract candidates for officer positions and to motivate key individuals to continue their services. The current employment agreements with the named executive officers are described below under the heading “Employment Agreements.” Special retention awards of restricted shares of Common Stock made to Messrs. Martens, Donlon and Sachdev, which had not yet vested, are reported under the column headed “Stock Awards — Number of Shares or Units of Stock That Have Not Vested” and the related footnote in the table under “—Outstanding Equity Awards at Fiscal Year-End 2007.”
     Going Forward: [Information about employment agreements, if any, with named executive officers after the distribution to be provided.]
Stock Ownership Guidelines
     ArvinMeritor: As noted above, alignment of the financial interests of ArvinMeritor’s key executives with those of its stockholders is a fundamental objective of ArvinMeritor’s compensation committee’s program and helps to carry out its “pay for performance” philosophy. Accordingly, it has set minimum ownership guidelines that require each officer and other executive to own a minimum number of shares of ArvinMeritor Common Stock.
     Shares owned directly (including restricted shares of common stock) or through savings plans of ArvinMeritor are considered in determining whether an executive meets the ownership guidelines. Shares subject to unexercised stock options are not considered. Unearned performance shares are included to the extent of 50% of target awards.
     The ownership guidelines provide a transition period during which executives may achieve compliance. In general, this period ends as of the date that is five years after the date the ownership guidelines become applicable to the executive.
     Going Forward: Once constituted, our Compensation Committee will, following the distribution, make decisions regarding practices and policies to carry out its philosophy and to meet the objectives of our executive compensation program, including whether to establish executive stock ownership guidelines.
Tax Deductibility of Executive Compensation
     Section 162(m) of the Code generally limits the deductibility of compensation paid to each named executive officer to $1,000,000 per year. An exception to this rule exists for any compensation that is “performance based,” as defined in the Code. Annual and long-term incentive awards are designed to be “performance based” for purposes of Section 162(m) and would not be subject to the deductibility limit. However, salaries, service-based restricted shares, special employment and retention incentives, and special annual bonus payments do not qualify as “performance based” compensation for this purpose.
     ArvinMeritor: Although ArvinMeritor’s compensation committee’s policy is to structure compensation arrangements when possible in a manner that will avoid limits on deductibility, it is not a primary objective of ArvinMeritor’s compensation program. In the view of ArvinMeritor’s compensation committee, meeting the objectives stated above is more important than the ability to deduct the compensation for tax purposes.
     Going Forward: Our Compensation Committee has not yet been constituted. Once constituted, it is expected that following the distribution our Compensation Committee will determine its policy with respect to Code Section 162(m)’s limits on deductibility.

Cautionary Statement
     The information appearing in this Compensation Discussion and Analysis and elsewhere in this information statement as to performance metrics, objectives and targets relates only to incentives established for the purpose of motivating executives to achieve results that will help to enhance stockholder value. This information is not related to ArvinMeritor’s or our expectations of future financial performance, and should not be mistaken for or correlated with any guidance issued by ArvinMeritor or us regarding future earnings, free cash flow or other financial measures.
Executive Compensation
     Set forth below is information concerning the compensation for 2007 of the named executive officers. All compensation amounts set forth in the following tables represent compensation paid to the applicable named executive officer in connection with the executive’s service to ArvinMeritor. The compensation and benefits that we will provide to the named executive officers after the distribution are expected to differ in certain respects from the compensation and benefits previously provided to the named executive officers by ArvinMeritor, because historical compensation was determined by ArvinMeritor and future compensation will be determined based on compensation policies, programs and procedures to be established by our Compensation Committee following the distribution.
Summary Compensation Table (with respect to service to ArvinMeritor)
     The information set forth below reflects compensation, from all sources, awarded to, earned by or paid to the named executive officers for the fiscal year ended September 30, 2007.

							Change in
							Pension Value
							and Non-	All
						Non-Equity	Qualified	Other
				Stock	Option	Incentive Plan	Deferred	Compen
	Fiscal	Salary[2]	Bonus[3]	Awards[4]	Awards[5]	Compensation[6]	Compensation[7]	sation[8]	Total
Name and Principal Position[1]	Year	($)	($)	($)	($)	($)	Earnings ($)	($)	($)
Philip R. Martens President and Chief Executive Officer	2007	550,000	0	266,115	0	494,799	0	95,378	1,406,292
James D. Donlon, III Executive Vice President and Chief Financial Officer (principal financial officer)	2007	653,500	0	513,967	0	663,945	178,804	90,878	2,101,094
Rakesh Sachdev Executive Vice President, Chief Administrative Officer and Managing Director, Emerging Markets	2007	393,000	0	440,407	3,167	402,215	85,115	167,308	1,491,212
Aziz Aghili Senior Vice President and President, Body Systems	2007	252,711	0	77,482	792	192,380	56,739	352,209	932,313
John A.G. Crable Senior Vice President, General Counsel and Corporate Secretary	2007	248,240	75,000	83,962	1,647	136,772	46,076	29,820	621,517

[1]	The table reflects the positions expected to be held with Arvin Innovation.

[2]	This column includes amounts contributed by the named executive officers to the Company’s tax-qualified 401(k) savings plan and the related non-qualified supplemental savings plan (see “—Non-Qualified Deferred Compensation” below).

[3]	This column includes a special award made to Mr. Crable in recognition of a special achievement during the fiscal year.

[4]	This column includes the amount of compensation cost that was recognized by ArvinMeritor for financial reporting purposes for fiscal year 2007 for performance shares and restricted shares of Common Stock, in accordance with FAS 123R. These amounts include costs with respect to awards made in fiscal years 2007, 2006, 2005 and 2004, adjusted to eliminate estimates of forfeitures related to service-based vesting conditions. A portion of the performance shares granted in fiscal year 2005, representing 22% of each target award, was forfeited after the end of the three-year performance period. These forfeitures are not reflected in the amount reported in this column. See “—Grants of Plan-Based Awards” and “—Outstanding Equity Awards at Fiscal Year-End 2007” below for further information on the terms of these grants. Information on the assumptions used in valuation of the grants is included in Note 19 of the Notes to Consolidated Financial Statements in ArvinMeritor’s Form 10-K for its fiscal year ended September 30, 2007 (the ArvinMeritor Form 10-K), which information is incorporated herein by reference. These amounts may not reflect the actual value realized upon vesting or settlement.

[5]	In accordance with FAS 123R, ArvinMeritor recognizes compensation cost with respect to the unvested portion of stock options. All stock options issued by ArvinMeritor vest over a three year period. ArvinMeritor has not granted stock options since fiscal year 2004. Information on the assumptions used in valuation of the grants is included in Note 19 of the Notes to Consolidated Financial Statements in the ArvinMeritor Form 10-K, which information is incorporated herein by reference. These amounts may not reflect the actual value realized upon exercise, if any.

[6]	This column includes cash payouts under (a) ArvinMeritor’s cash performance plan established pursuant to the 1997 LTIP with respect to a three-year performance period ended September 30, 2007, and (b) ArvinMeritor’s ICP with respect to annual bonuses for fiscal year 2007, in the following amounts:

Name	1997 LTIP Payout	ICP Payout
Philip R. Martens	$174,300	$320,499
James D. Donlon, III	$498,000	$165,945
Rakesh Sachdev	$298,800	$103,415
Aziz Aghili	$49,800	$142,580
John A.G. Crable	$99,600	$37,172

No earnings were paid or accrued on outstanding awards during the fiscal year. All payouts were in the form of cash. (See “—Compensation Discussion and Analysis” above and “—Grants of Plan-Based Awards” below for information on long-term incentive target awards made in fiscal year 2007 for the three-year performance period ending in fiscal year 2009 and annual bonus targets for fiscal year 2007.)

[7]	This column includes the change in actuarial present value of accumulated pension benefits of the named executive officers under all defined benefit and actuarial pension plans accrued during the period between the pension plan measurement dates used for financial statement reporting purposes (June 30) for the reported fiscal year and the prior year. There were no above-market or preferential earnings on compensation that was deferred on a basis that is not tax-qualified during the fiscal year for the named executive officers. See “—Pension Benefits” below for information on years of service and accumulated pension benefits for Messrs. Donlon, Sachdev, Aghili and Crable under ArvinMeritor’s tax-qualified and non-qualified defined benefit retirement plan. Mr. Martens is not eligible to participate in these plans.

[8]	This column includes: (a) amounts contributed by ArvinMeritor to the accounts of the named executive officers under ArvinMeritor’s employee savings plan and related supplemental savings plan, including additional amounts contributed for Mr. Martens in lieu of his participation in ArvinMeritor’s defined benefit retirement plans (see “—Pension Benefits” below); (b) cash allowances in lieu of perquisites; (c) the value of perquisites; (d) amounts reimbursed to the named executive officers for the payment of income taxes on the value of perquisites (gross-ups); and (e) dividends on unvested restricted shares that were not factored into the grant date fair value reported in the table under the heading “Grants of Plan-Based Awards”; in each case, in the amounts disclosed in the table below:

Type of Compensation	Martens	Donlon	Sachdev	Aghili	Crable
Employer savings plan contributions	$41,250	$48,826	$26,014	$10,491	$10,233
Cash allowances in lieu of perquisites	$24,000	$23,728	$34,643	$46,562	$1,193
Perquisites*:
• Auto lease**	$0	$0	$3,252	$46,016	$0
• Education — dependents**	0	0	0	32,900	0
• Housing**	0	0	31,800	105,653	0
• Home leave**	0	0	0	33,896	0
• Househunting**	0	0	0	10,586	0
• Storage/shipping**	0	0	10,894	11,678	0
• Other**	0	0	2,193	4,507	0
• Company car	0	0	17,639	7,122	9,592
• Financial services	0	0	467	0	0
• Benefit related to car purchase	0	0	0	22,330	0
• Club dues	5,985	0	7,653	0	0
• Group excess liability insurance premium	1,025	1,025	1,025	0	0
• Company-paid physical examination	1,340	1,050	990	1,080	0
• Personal entertainment	229	229	229	0	0

Total perquisites	$8,579	$2,304	$76,143	$275,768	$10,785
Gross-ups	$3,871	$0	$11,708	$16,540	$5,722
Dividends on unvested restricted shares	$17,678	$16,020	$18,800	$2,850	$3,080

*	The perquisite listed as “Benefit related to car purchase” is valued by calculating the difference between the price paid by the employee to purchase the car and the market price of the car on the date of purchase. Each other perquisite is valued at its actual cost to ArvinMeritor.

**	Granted in connection with expatriate assignments.
Grants of Plan-Based Awards (with respect to service to ArvinMeritor)
     ArvinMeritor’s compensation committee made the following grants to the named executive officers under the ARM ICP, the ARM 1997 LTIP and the ARM 1998 SBP in fiscal year 2007. No consideration was paid by the named executive officers for these awards. No stock options were granted to the named executive officers in fiscal year 2007.

						Estimated Future Payouts Under			Estimated Future Payouts Under			All other
				Date of		Non-Equity Incentive Plan Awards[1]			Equity Incentive Plan Awards[2]			stock	Grant Date
				Compensation						Target		Awards	Fair Value
				Committee	Type of	Threshold	Target	Maximum	Threshold	(# of	Maximum	(# of	of Stock
Name	Plan Name	Grant Date		Action	Award	($)	($)	($)	(# of shares)	shares)	(# of shares)	shares)[3]	Awards[4]

Philip R. Martens	1997 LTIP	12/1/06	[5]	11/13/06	Performance shares	—	—	—	0	18,500	37,000	—	320,420
	SBP	12/1/06	[5]	11/13/06	Restricted shares	—	—	—	—	—	—	18,500	320,420
	1997 LTIP	—		—	Cash performance plan targets	0	500,000	1,500,000	—	—	—	—	—
	ICP	—		—	Annual incentive plan targets	0	357,500	715,000	—	—	—	—	—

James D. Donlon, III	1997 LTIP	12/1/06	[5]	11/13/06	Performance shares	—	—	—	0	18,500	37,000	—	320,420
	SBP	12/1/06	[5]	11/13/06	Restricted shares	—	—	—	—	—	—	18,500	320,420
	1997 LTIP	—		—	Cash perfor- mance plan targets	0	500,000	1,500,000	—	—	—	—	—
	ICP	—		—	Annual incentive plan targets	0	448,500	897,000	—	—	—	—	—

Rakesh Sachdev	SBP	12/1/06	[5]	11/13/06	Performance shares	—	—	—	0	11,000	22,000	—	190,520
	SBP	12/1/06	[5]	11/13/06	Restricted shares	—	—	—	—	—	—	11,000	190,520
	1997 LTIP	—		—	Cash perfor- mance plan targets	0	300,000	900,000	—	—	—	—	—
	ICP	—		—	Annual incentive plan targets	0	279,500	559,000	—	—	—	—	—

Aziz Aghili	1997 LTIP	12/1/06	[5]	11/13/06	Performance shares	—	—	—	0	3,700	7,400	—	64,084
	1997 LTIP	12/1/06	[5]	11/13/06	Restricted stock units	—	—	—	—	—	—	3,700	64,084
	1997 LTIP	—		—	Cash perfor- mance plan targets	0	100,000	300,000	—	—	—	—	—
	ICP	—		—	Annual incentive plan targets	0	120,000	240,000	—	—	—	—	—

John A.G. Crable	SBP	12/1/06	[5]	11/13/06	Performance shares	—	—	—	0	3,700	7,400	—	64,084
	SBP	12/1/06	[5]	11/13/06	Restricted shares	—	—	—	—	—	—	3,700	64,084
	1997 LTIP	—		—	Cash perfor- mance plan targets	0	100,000	300,000	—	—	—	—	—
	ICP	—		—	Annual incentive plan targets	0	100,464	200,928	—	—	—	—	—

[1]	These columns include target amounts for awards under ArvinMeritor’s three-year cash performance plan established pursuant to the ARM 1997 LTIP, and target amounts for annual incentive awards under the ARM

ICP. Potential payout amounts for target and maximum performance are expressed as dollar amounts and, in the case of the ARM 1997 LTIP cash performance plans, are stated before application of the stock price change multiplier. See “—Compensation Discussion and Analysis” above for further information on the terms of ARM ICP and ARM 1997 LTIP awards in fiscal year 2007. Actual ICP payouts made by ArvinMeritor for fiscal year 2007 are reported in the column headed “Non-Equity Incentive Plan Compensation” and the related footnote under “—Summary Compensation Table” above. Awards may, at the discretion of ArvinMeritor’s Compensation Committee, be paid out in the form of shares of common stock, with the number of shares determined based on the market price at the time of payout.

[2]	These columns include grants of performance shares. See “—Compensation Discussion and Analysis” above for information on the terms of these grants. Potential payout amounts for target and maximum performance are expressed as numbers of shares of common stock. Dollar value of performance share awards will depend on the number of shares issued in settlement of these awards and the market value of ArvinMeritor common stock at the time of settlement.

[3]	This column includes grants of service-based restricted shares (see “—Compensation Discussion and Analysis” above).

[4]	This column includes the grant date fair value of performance shares and restricted shares of ArvinMeritor common stock granted in fiscal year 2007, computed in accordance with FAS 123R. Information on the assumptions used in valuation of the grants is included in Note 19 of the Notes to Consolidated Financial Statements in the ArvinMeritor Form 10-K, which information is incorporated herein by reference. The value of dividends on restricted shares is not reflected in this calculation, and the amount of dividends paid on restricted shares in fiscal year 2007 is included in the column headed “All Other Compensation” in the table under “—Summary Compensation Table” above.

[5]	The grants of restricted shares and performance shares were approved at the November 13, 2006 meeting of the compensation committee to be effective on December 1, 2006.
Employment Agreements (with respect to service to ArvinMeritor)
     Mr. Martens
     Mr. Martens accepted an employment letter in 2006 in connection with accepting his position with ArvinMeritor. Under the terms of this letter, he received a specified annual salary, a special award of restricted shares that vest upon continued service for specified periods of three to five years (see “—Outstanding Equity Awards at Fiscal Year-End 2007” below), and target awards for the three-year cash performance plans under the 1997 LTIP ending September 30, 2007 and 2008 (see the column headed “Non-Equity Incentive Plan Compensation” and the related footnote under “—Summary Compensation Table” above for information on payouts for the period ending in 2007).
     Under the terms of the letter, if ArvinMeritor terminates his employment without cause, Mr. Martens will receive:
•	any accrued and unpaid compensation;

•	monthly severance pay, at his then current salary, for a period of 18 to 36 months (determined case by case based on circumstances of termination and years of service);

•	pro rata participation in his current year annual incentive compensation award for the portion of the year during which he was employed;

•	pro rata participation in all outstanding cash performance plans, at the end of the performance period and in accordance with the terms of the grant, based on the portion of the performance period that had elapsed at the termination of employment;

•	continuation of health and welfare benefits (other than long-term and short-term disability coverage) throughout the severance period;

•	vesting in full immediately of the special award of service based restricted shares (grants of any other restricted shares would be forfeited); and

•	outplacement services.
     “Cause” is defined as a continued and willful failure to perform duties; gross misconduct that is materially and demonstrably injurious to the Company; or conviction of or pleading guilty (or no contest) to a felony or to another crime that materially and adversely affects the Company.
     Mr. Martens also agreed to a 24-month non-solicitation provision, perpetual non-disclosure and confidentiality, and mandatory arbitration of disputes. The terms of this agreement are subject to modification to the extent necessary to comply with the requirements of Section 409A of the Code relating to deferred compensation.
•	[Treatment of Mr. Marten’s employment letter in the distribution to be provided]
     Mr. Donlon
     In connection with his assuming the position of Senior Vice President and Chief Financial Officer of ArvinMeritor on April 1, 2005, Mr. Donlon accepted an employment letter providing for a specified annual salary and full participation in the annual bonus under the ICP for 2005. He also received shares of performance-based restricted stock for the three-year cycle that ended September 30, 2006; performance shares for the three-year performance cycle that ended September 30, 2007 (see “—Options Exercised and Shares Vested” below); target awards for the three-year cash performance plans under the 1997 LTIP that ended September 30, 2006 and September 30, 2007 (see the column headed “Non-Equity Incentive Plan Compensation” and the related footnote under “—Summary Compensation Table” above for information on payouts for the period ending in 2007); and a special award of restricted shares that vest upon continued service for specified periods up to four years (see “—Outstanding Equity Awards at Fiscal Year-End 2007” below). Under the terms of the letter, if ArvinMeritor terminates his employment without cause, Mr. Donlon will receive:
•	any accrued and unpaid compensation;

•	monthly severance pay, at his then current salary, for a period of 18 to 36 months (determined case by case based on circumstances of termination and years of service);

•	pro rata participation in his current year annual incentive compensation award for the portion of the year during which he was employed;

•	pro rata participation in all outstanding cash performance plans, at the end of the performance period and in accordance with the terms of the grant, based on the portion of the performance period that had elapsed at the termination of employment;

•	continuation of health and welfare benefits (other than long-term and short-term disability coverage) throughout the severance period;

•	vesting in full immediately of the special award of service based restricted shares and any other service-based restricted shares of ArvinMeritor common stock;

•	vesting on a pro rata basis of any performance share awards, for the portion of the performance period during which he was employed; and

•	outplacement services.
     “Cause” is defined as a continued and willful failure to perform duties; gross misconduct that is materially and demonstrably injurious to the Company; or conviction of or pleading guilty (or no contest) to a felony or to another crime that materially and adversely affects the Company.
     Mr. Donlon also agreed to a 24-month non-solicitation provision, perpetual non-disclosure and confidentiality, and mandatory arbitration of disputes. The terms of this agreement are subject to modification to the extent necessary to comply with the requirements of Section 409A of the Code relating to deferred compensation.
     [Treatment of Mr. Donlon’s employment letter in the distribution to be provided]
     Mr. Sachdev
     Mr. Sachdev received and accepted an employment letter during fiscal year 2003. Under the terms of the letter, if ArvinMeritor terminates his employment without cause, Mr. Sachdev will receive:
•	any accrued and unpaid compensation;

•	monthly severance pay for a period of 18 to 36 months (depending on years of service);

•	pro rata participation in the current year annual incentive compensation award and in the cash portion of existing long-term incentive cycles;

•	continuation of benefits (other than long-term and short-term disability coverage) and savings plan participation throughout the severance period;

•	full vesting of all stock options at the end of the severance period;

•	extension of exercise period for stock options for three months after the end of the severance period (but not beyond the original option expiration date);

•	pro rata vesting of restricted shares based on the portion of the restricted period that has elapsed as of the end of the severance period;

•	outplacement services; and

•	gross-up for any excise tax imposed.
     “Cause” is defined as a continued and willful failure to perform duties; gross misconduct that is materially and demonstrably injurious to the Company; or conviction of or pleading guilty (or no contest) to a felony or to another crime that materially and adversely affects the Company.
     Mr. Sachdev also agreed to an 18-month non-compete and non-solicitation provision, perpetual non-disclosure and confidentiality, and mandatory arbitration of disputes. The terms of this agreement are subject to modification to the extent necessary to comply with the requirements of Section 409A of the Code relating to deferred compensation.
     [Treatment of Mr. Sachdev’s employment letter in the distribution to be provided]
     See “—Potential Payments Upon Termination or Change in Control” below for information on the amounts that would be payable to the named executive officers if their employment had been terminated at the end of fiscal year 2007.

Description of Plan-Based Awards
     See “—Compensation Discussion and Analysis—Elements of the Compensation Program—Types of Long-Term Incentive Awards” above for information on the types of plan-based awards that were made in fiscal year 2007 and are reported in the table above, the applicable performance objectives, and how payouts are calculated.
     See the column headed “Non-Equity Incentive Plan Compensation” and the related footnote in the table under “—Summary Compensation Table” above for information on actual annual bonus payments made with respect to fiscal year 2007.
Outstanding Equity Awards at Fiscal Year-End 2007 (with respect to ArvinMeritor)
     The following unexercised stock options, unvested restricted shares and unvested performance shares were held by the named executive officers as of September 30, 2007 and relate to shares of ArvinMeritor common stock. The anticipated adjustment of these awards in connection with the distribution is discussed above under “—Compensation Discussion and Analysis.” The named executive officers did not hold any unvested options awarded under equity incentive plans as of September 30, 2007.

	Option Awards				Stock Awards
								Equity
							Equity	Incentive Plan
							Incentive Plan	Awards:
							Awards:	Market or
						Market	Number of	Payout Value
					Number of	Value of	Unearned	of Unearned
					Shares or	Shares or	Shares, Units	Shares, Units
	Number of securities				Units of	Units of	or Other	or Other
	underlying unexercised		Option		Stock That	Stock That	Rights That	Rights That
	options[1]		Exercise	Option	Have Not	Have Not	Have Not	Have Not
	(#)		Price	Expiration	Vested[2]	Vested[3]	Vested[4]	Vested[5]
Name	Exercisable	Unexercisable	($)	Date	(#)	($)	(#)	($)
Philip R. Martens	—	—	—	—	49,474	832,153	—	—
	—	—	—	—	—	—	18,500	311,170
James D. Donlon, III	—	—	—	—	34,730	584,159	—	—
	—	—	—	—	—	—	72,500	1,219,450
Rakesh Sachdev	10,000	—	17.94	11/17/2013	—	—	—	—
	5,200	—	15.32	11/22/2012	—	—	—	—
	5,200	—	19.85	1/21/2012	—	—	—	—
	—	—	—	—	50,024	841,404	—	—
	—	—	—	—	—	—	43,000	723,260
Aziz Aghili	2,100	—	19.85	1/21/2012	8,010	134,728	—	—
	—	—	—	—	—	—	7,800	131,196
John A.G. Crable	5,200	—	17.94	11/17/2013	—	—	—	—
	5,200	—	14.81	11/10/2010	—	—	—	—
	5,200	—	19.85	1/21/2012	—	—	—	—
	—	—	—	—	8,392	141,153	—	—
	—	—	—	—	—	—	8,100	136,242

[1]	Messrs. Martens and Donlon do not hold any stock options.

[2]	This column includes the following separate grants of restricted shares of ArvinMeritor common stock that vest upon continuation of employment through the end of the restricted period. The number of shares held as of September 30, 2007 includes the original grant, plus additional shares of restricted stock purchased through reinvestment of dividends.

				Number of
				Shares Held
Name	Type of Grant	Grant Date	Vesting Date	as of 9/30/07
Philip R. Martens	Restricted shares	12/1/2006	12/1/2009	18,807

	Restricted shares (retention award)	9/11/2006	7,500 shares on each of 9/11/2009 and 9/11/2010, and 15,000 shares on 9/11/2011(plus shares acquired with reinvested dividends)	30,667

James D. Donlon, III	Restricted shares	12/1/2006	12/1/2009	18,807

	Restricted shares (retention award)	4/20/2005	7,500 shares on each of 4/1/2008 and 4/1/2009 (plus shares acquired with reinvested dividends)	15,923

Rakesh Sachdev	Restricted shares	12/1/2006	12/1/2009	11,819

	Restricted shares (retention award)	4/26/2006	12,500 shares on each of 4/26/2009, 4/26/2010 and 4/26/2011 (plus shares acquired with reinvested dividends)	38,205

Aziz Aghili	Restricted share units	12/1/2006	12/1/2009	3,794

	Restricted shares	12/7/2005	12/7/2008	2,784

	Restricted shares	12/7/2004	12/7/2007	1,433

John A.G. Crable	Restricted shares	12/1/2006	12/1/2009	3,852

	Restricted shares	12/7/2005	12/7/2008	2,800

	Restricted shares	12/7/2004	12/7/2007	1,740

[3]	Based on the number of shares held multiplied by the NYSE closing price on September 28, 2007 ($16.82 per share).

[4]	This column includes the following separate grants of performance shares. The number of shares held as of September 30, 2007 reflects the target amount of shares granted. The actual number of shares of common stock paid in settlement of performance shares depends on achievement of performance objectives and may vary from 0 to 200% of the target number of shares. (See “—Compensation Discussion and Analysis” above for information on the performance objectives applicable to performance share grants.) No dividends or dividend equivalents are accrued or paid with respect to these shares prior to vesting.

				Target
				Number
				of Shares
				Held as of
Name	Type of Grant	Grant Date	Vesting Date	9/30/07
Philip R. Martens	Performance shares	12/1/2006	9/30/2009	18,500

				Target
				Number
				of Shares
				Held as of
Name	Type of Grant	Grant Date	Vesting Date	9/30/07
James D. Donlon, III	Performance shares	12/1/2006	9/30/2009	18,500
	Performance shares	12/7/2005	9/30/2008	27,000
	Performance shares	4/20/2005	9/30/2007	27,000 *

Rakesh Sachdev	Performance shares	12/1/2006	12/1/2009	11,000
	Performance shares	12/7/2005	12/7/2008	16,000
	Performance shares	12/7/2004	12/7/2007	16,000

Aziz Aghili	Performance shares	12/1/2006	12/1/2009	3,700
	Performance shares	12/7/2005	12/7/2008	2,700
	Performance shares	12/7/2004	12/7/2007	1,400

John A.G. Crable	Performance shares	12/1/2006	12/1/2009	3,700
	Performance shares	12/7/2005	12/7/2008	2,700
	Performance shares	12/7/2004	12/7/2007	1,700
     A portion of these performance shares vested and were settled and paid out in shares of ArvinMeritor common stock on December 7, 2007. The number of shares vested and paid out for Mr. Martens equaled 78% of his target award. The remainder of these performance shares was forfeited. See “—Compensation Discussion and Analysis” above for information on achievement of the performance objectives with respect to this award.

[5]	Based on the target number of shares granted multiplied by the NYSE closing price on September 28, 2007 ($16.82 per share).
Options Exercised and Stock Vested (with respect to ArvinMeritor)
     The following table includes information with respect to: (a) shares of ArvinMeritor common stock earned by certain of the named executive officers under the ARM 1997 LTIP in connection with payout of performance shares for the three-year performance period ended September 30, 2007; and (b) service-based restricted shares of ArvinMeritor common stock held by certain of the named executive officers that vested during the fiscal year ended September 30, 2007. The named executive officers did not exercise any stock options during the 2007 fiscal year.
Stock Awards

	Number of Shares
	Acquired on Vesting[1]
	(#)		Value Realized
Name of	Restricted	Performance	Upon Vesting[2]
Executive Officer	Shares	Shares	($)
Philip R. Martens	0	0	0
James D. Donlon, III	7,875	21,060	412,445
Rakesh Sachdev	5,356	0	97,639
Aziz Aghili	1,071	0	19,524
John A.G. Crable	2,249	0	40,999

[1]	The number of shares acquired on vesting of restricted shares includes the number of restricted shares originally granted plus additional shares purchased periodically through reinvestment of quarterly dividends during the restricted period. The number of shares acquired on vesting of performance shares reflects the number of performance shares earned based on the level of ArvinMeritor’s ROIC over the three-year performance period ended September 30, 2007 (see “—Compensation Discussion and Analysis—Elements of the Compensation Program—Types of Long-Term Incentive Awards”).

[2]	The amount in the table is based on the number of shares acquired upon vesting of restricted shares and performance shares, multiplied by the NYSE closing price on the date of vesting or, if not a trading day, on the trading day next preceding the date of vesting.
Pension Benefits (with respect to ArvinMeritor)
     ArvinMeritor currently has a tax-qualified defined benefit retirement plan covering salaried and non-represented U.S. employees hired prior to October 1, 2005. Sections 401(a)(17) and 415 of the Code limit the annual benefits that may be paid from a tax-qualified retirement plan. As permitted by the Employee Retirement Income Security Act of 1974, ArvinMeritor has established a supplemental non-qualified plan that authorizes the payment out of ArvinMeritor’s general funds of any benefits calculated under provisions of the tax-qualified retirement plan that may be above limits under these sections.
     The following table shows the years of credited service and the actuarial present value of the accumulated benefit under ArvinMeritor’s qualified and non-qualified defined benefit retirement plans for Messrs. Donlon, Sachdev, Aghili and Crable as of June 30, 2007 (the pension plan measurement date used for financial statement reporting purposes), assuming retirement at age 62. No payments were made during the fiscal year ended September 30, 2007. Because he was hired after October 1, 2005, Mr. Martens is not eligible to participate in ArvinMeritor’s defined benefit retirement plans.

			Present Value
		Number of Years	of Accumulated
		Credited Service	Benefit[1]
Name of Executive Officer	Plan Name	(#)	($)
Philip R. Martens	ArvinMeritor Retirement Plan	—	—
	ArvinMeritor Supplemental	—	—
	Retirement Plan

James D. Donlon, III	ArvinMeritor Retirement Plan	2	72,242
	ArvinMeritor Supplemental	2	292,035
	Retirement Plan

Rakesh Sachdev	ArvinMeritor Retirement Plan	8.42	138,935
	ArvinMeritor Supplemental	8.42	186,665
	Retirement Plan

Aziz Aghili	ArvinMeritor Retirement Plan	9	115,510
	ArvinMeritor Supplemental	9	60,265
	Retirement Plan

John A.G. Crable	ArvinMeritor Retirement Plan	8.58	146,426
	ArvinMeritor Supplemental	8.58	77,235
	Retirement Plan

[1]	Information on the valuation method and material assumptions applied in quantifying the present value of the current accrued benefits is included in Note 21 of the Notes to Consolidated Financial Statements in the ArvinMeritor Form 10-K, which is incorporated herein by reference.
     The plans provide for annual retirement benefits payable on a straight life annuity basis to participating employees, reduced to reflect the cost of Social Security benefits related to service with ArvinMeritor. The amount of a participant’s annual benefit generally is calculated as 1.5% of the number that is the average of covered compensation for the highest five consecutive years of the ten years preceding retirement, multiplied by years of service, less the Social Security reduction.
     Covered compensation includes salary and annual bonus under the ARM ICP (see the column headed “Salary” and the footnote to the column headed “Non-Equity Incentive Plan Compensation” under the heading “Summary Compensation Table” above). Covered compensation for fiscal year 2007 was $819,445 for Mr. Donlon,

$496,415 for Mr. Sachdev, $395,291 for Mr. Aghili and $285,412 for Mr. Crable. The plan credits participants with service earned with ArvinMeritor and its predecessor companies, as applicable. ArvinMeritor has not established a policy with respect to granting extra years of credited service. The plan also includes “grandfathering” provisions under which the retirement benefits payable to certain long-term employees will be adjusted in some cases to reflect differences between the benefits earned under the plan and those earned under predecessor plans.
     Participants may generally elect to retire under the plans any time after reaching age 55, with the annual benefit reduced by 6% for each year that the participant receives benefit payments prior to his reaching age 62. Mr. Donlon is currently eligible for early retirement under this provision.
     In the event of the participant’s death, the plans also provide for the payment of benefits to an employee’s surviving spouse or other beneficiary. The amount of the survivor’s benefit is 60% of the participant’s benefit under the non-qualified plan, and can range from 60% to 100% of the participant’s benefit under the qualified plan, depending on the participant’s election as to benefit payment options.
     See Note 21 of the Notes to Consolidated Financial Statements in the ArvinMeritor Form 10-K for information on the funded status of the qualified plan. The non-qualified plan is currently unfunded.
     New non-union employees hired on or after October 1, 2005, including Mr. Martens, are not eligible to participate in the defined benefit retirement plans. In addition, the defined benefit retirement plans have been amended, effective December 31, 2007, to provide that participation in the plans will terminate and benefits will be frozen for all participating employees as of specified dates. Most participating employees ceased accruing benefits effective January 1, 2008. Some participating employees, who either have at least 20 years of service or are age 50 or older with at least 10 years of service, will continue to accrue benefits for an additional transition period, ending June 30, 2011. None of the named executive officers qualifies for this transitional accrual period. For those not eligible to participate in, or whose benefits have been frozen under, the defined benefit retirement plan, ArvinMeritor makes additional defined contributions to the savings plans on behalf of these individuals, with the amount of the contribution depending on the individual’s salary and years of service.
Non-Qualified Deferred Compensation (with respect to ArvinMeritor)
     The following table reflects contributions made by the named executive officers and ArvinMeritor to ArvinMeritor’s non-qualified supplemental savings plan in fiscal year 2007, together with earnings on the accounts of the named executive officers under that plan during the fiscal year.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	contributions in	contributions in	earnings in last	withdrawals/	balance at last
	last fiscal year[1]	last fiscal year[2]	fiscal year[3]	distributions	fiscal year end
Name of Executive Officer	($)	($)	($)	($)	($)
Philip R. Martens	36,292	22,469	4,626	0	67,227

James D. Donlon, III	51,421	38,566	21,514	0	200,856

Rakesh Sachdev	65,425	20,096	60,761	0	490,958

Aziz Aghili	0	0	6,230	0	40,967

John A.G. Crable	0	0	44,089	0	176,266

[1]	The amounts reported in this column are included in the amounts reported in the column headed “Salary” for 2007 under “—Summary Compensation Table” above.

[2]	The amounts reported in this column are included in the amounts reported in the column headed “All Other Compensation” for 2007 under “—Summary Compensation Table” above.

[3]	“Earnings” reflects changes in aggregate account value at the end of fiscal year 2007 compared to 2006 that do not result from contributions or distributions, including interest, dividends, appreciation or depreciation in stock price and similar items. None of these earnings are reported in the table under “—Summary Compensation Table.”
Description of Non-Qualified Supplemental Savings Plan (with respect to ArvinMeritor)
     The ArvinMeritor Supplemental Savings Plan allows certain executives of ArvinMeritor, including the named executive officers, to defer amounts that cannot be contributed to the tax-qualified 401(k) plan due to deferral and compensation limits imposed by the Code. Under the 401(k) plan, a participant can defer up to 20% of his eligible pay, on a before-tax or after-tax basis, subject to Code limits, and ArvinMeritor matches deferrals at the rate of 100% on the first 3% and 50% on the next 3% of eligible pay. “Eligible pay” includes base salary and annual bonus under the ICP. If an executive elects to participate in the Supplemental Savings Plan, he can continue to contribute on a before-tax basis, even though his 401(k) plan contributions or his eligible pay have reached the annual Code limits. Both participant contributions and ArvinMeritor matching contributions to the Supplemental Savings Plan are always 100% vested.
     ArvinMeritor also makes pension contributions to the 401(k) plan for certain employees who are not eligible to participate in ArvinMeritor’s defined benefit retirement plans, and these contributions would be made to the Supplemental Savings Plan when eligible pay reaches statutory limits. ArvinMeritor pension contributions to the Supplemental Savings Plan vest 20% after two years of employment and 20% each year thereafter, with full vesting occurring after six years of employment.
     The plan administrator keeps track of contributions under the Supplemental Savings Plan as if they were invested in investment options selected by the participant. These options include a variety of mutual funds and ArvinMeritor common stock. Growth of the participant’s account depends on the investment results of the selected mutual funds and/or on the market price of, and the payment of dividends on, ArvinMeritor common stock. Earnings for each investment vehicle for fiscal year 2007 were as follows:

Name of Investment Fund	2007 Rate of Return
T. Rowe Price Prime Reserve Fund	4.92%
T. Rowe Price Stable Value Fund	4.39%
PIMCO Total Return Fund	5.68%
T. Rowe Price Retirement Income Fund	10.65%
T. Rowe Price Retirement 2010 Fund	13.91%
T. Rowe Price Retirement 2020 Fund	16.20%
T. Rowe Price Retirement 2030 Fund	17.80%
T. Rowe Price Retirement 2040 Fund	17.97%
AllianceBernstein Value Fund	12.74%
Goldman Sachs Structured International Equity Fund	25.50%
Lord Abbett Small-Cap Value Series	20.37%
T. Rowe Price Equity Index 500 Fund	16.07%
T. Rowe Price Equity Index Trust	16.34%
T. Rowe Price Growth and Income Fund	16.93%
T. Rowe Price Growth Stock Fund	19.88%
T. Rowe Price Mid-Cap Growth Fund	25.71%
ArvinMeritor Common Stock	20.69%
     Distributions from the Supplemental Savings Plan are made in cash under one of three options, as elected by the participant: (a) a lump sum payment six months following termination of employment; (b) a lump sum payment at the later of age 55 or six months following termination of employment; or (c) ten annual installments payable on January 1 of each year beginning the year after the later of age 55 or six months after termination of employment.
Potential Payments Upon Termination or Change in Control (with respect to ArvinMeritor)
     The narrative and tables below describe and quantify potential compensation that could be paid to each of the named executive officers by ArvinMeritor upon termination of his employment as of September 30, 2007, voluntarily or for cause, without cause, upon a change of control, and upon retirement, death or disability. The amounts disclosed in the tables are based on actual compensation through September 30, 2007 and estimates of future compensation. The actual amounts that could be paid to the named executive officers are subject to a number of variables and can only be determined after occurrence of a termination event. We do not expect that any payments described below will be payable in connection with the distribution.
Voluntary Termination of Employment or Involuntary Termination of Employment with Cause
     A named executive officer would be entitled to the following under ArvinMeritor’s current policies, plans and employment letters upon voluntary termination of employment or involuntary termination of employment with cause. “Cause” is defined as a continued and willful failure to perform duties; gross misconduct that is materially and demonstrably injurious to ArvinMeritor; or conviction of or pleading guilty (or no contest) to a felony or to another crime that materially and adversely affects ArvinMeritor.
     Compensation and Benefits. If a named executive officer were to voluntarily resign from his position or be terminated for cause, he would be entitled only to accrued and unpaid compensation. Participation in benefit plans would cease upon termination.
     Incentive Plan Payments and Equity Awards. Upon voluntary termination or termination with cause, a named executive officer would not be entitled to annual bonus or long-term incentive cash plan participation and all unvested equity grants (including unvested restricted shares of common stock and performance shares) would be forfeited. Stock options would be exercisable for three months after the termination date (or until their expiration date, if earlier), after which they would be forfeited.
     Savings Plan Distributions. Participants in the qualified savings plan are generally entitled to a lump sum distribution of the vested interest in their savings plan accounts upon any termination of service. Participants in the supplemental (non-qualified) savings plan are entitled to receive distributions of the vested portion of their accounts, either in a lump sum or in ten annual installments, at age 55 or six months after any termination of employment, depending on the election made by the participant. All participant contributions and ArvinMeritor matching contributions to the savings plans, and any related earnings, are immediately 100% vested. Retirement contributions made by ArvinMeritor to the savings plans in lieu of participation in the defined benefit retirement plans vest 20% for each full year of the participant’s employment beginning with the second year, with full vesting of accounts after completion of six years of service.
     The named executive officers would be entitled to receive a distribution of all of their employee and ArvinMeritor matching contributions, and any related earnings, from their savings plan accounts upon voluntary termination or termination with cause. ArvinMeritor also makes savings plan contributions on behalf of Mr. Martens in lieu of participation in the defined benefit retirement plans. As of September 30, 2007, none of these additional retirement contributions had vested and Mr. Martens would not be eligible to receive a distribution of his accounts with respect to these distributions upon voluntary termination or termination with cause.
Termination of Employment without Cause
     Upon termination without cause, Messrs. Martens’, Donlon’s and Sachdev’s compensation and benefits would each be governed by the terms of his employment letter, as follows:

     Mr. Martens’ letter: The employment letter for Mr. Martens provides for a special award of service-based restricted shares of ArvinMeritor common stock that vest upon continued service for specified periods (as reported in the table under the heading “Outstanding Equity Awards at Fiscal Year-End 2007” above). Under the terms of his letter, this special award would vest in full immediately in the event of termination of employment without cause. However, his letter does not cover any other grants of restricted shares or performance shares, which, under the terms of the incentive plans under which they were granted, would be forfeited upon termination of employment without cause. Upon termination without cause, Mr. Martens would also receive:
•	any accrued and unpaid compensation;

•	monthly severance pay, at his then-current salary, for a period of 18 to 36 months (determined case by case based on circumstances of termination and years of service);

•	pro rata participation in his current year annual incentive compensation award, for the portion of the year during which he was employed;

•	pro rata participation in all outstanding cash performance plans, at the end of the performance period and in accordance with the terms of the grant, based on the portion of the performance period that had elapsed at the termination of employment;

•	continuation of health and welfare benefits (other than long-term and short-term disability coverage) throughout the severance period; and

•	outplacement services.
     Mr. Donlon’s letter: The employment letter for Mr. Donlon provides for a special award of service-based restricted shares of ArvinMeritor common stock that vest upon continued service for specified periods (as reported in the table under the heading “Outstanding Equity Awards at Fiscal Year-End 2007” above). Under the terms of his letter, this special award, and any other service-based restricted shares of ArvinMeritor common stock, would vest in full immediately in the event of termination of employment without cause, and any performance share awards would vest on a pro rata basis, for the portion of the performance period during which he was employed. Upon termination without cause, Mr. Donlon would also receive:
•	any accrued and unpaid compensation;

•	monthly severance pay, at his then-current salary, for a period of 18 to 36 months (determined case by case based on circumstances of termination and years of service);

•	pro rata participation in his current year annual incentive compensation award, for the portion of the year during which he was employed;

•	pro rata participation in all outstanding cash performance plans, at the end of the performance period and in accordance with the terms of the grant, based on the portion of the performance period that had elapsed at the termination of employment;

•	continuation of health and welfare benefits (other than long-term and short-term disability coverage) throughout the severance period; and

•	outplacement services.
     Mr. Sachdev’s Letter: The employment letter for Mr. Sachdev provides that upon termination without cause, he would receive:
•	any accrued and unpaid compensation;

•	monthly severance pay for a period of 18 to 36 months (depending on years of service);

•	pro rata participation in the current year annual incentive compensation award and in the cash portion of existing long-term incentive cycles;

•	continuation of benefits (other than long-term and short-term disability coverage) and savings plan participation throughout the severance period;

•	full vesting of all stock options at the end of the severance period;

•	extension of exercise period for stock options for three months after the end of the severance period (but not beyond the original option expiration date);

•	pro rata vesting of restricted shares based on the portion of the restricted period that has elapsed as of the end of the severance period;

•	outplacement services; and

•	gross-up for any excise tax imposed.
     Savings Plan Distributions. Upon termination without cause, the named executive officers would also be entitled to a distribution of certain amounts in their savings plan accounts, as described above under “—Voluntary Termination of Employment and Involuntary Termination of Employment with Cause.”
     The amounts reported in the table below reflect the terms of employment letters and assume a severance period of 24 months.
     [Information on other named executive officers to be provided.]
Termination of Employment Upon Change of Control
     Under their employment letters, Messrs. Martens and Donlon would receive substantially the same salary payments and benefits in the case of a termination of employment upon change of control as those outlined above for a termination of employment without cause. However, the executive would receive the full target amount of annual bonus under the ARM ICP, rather than a pro rata portion of actual payouts. In addition, under the terms of the ARM 1997 LTIP, payouts with respect to cash performance plans and all equity-based awards would be paid out or vest immediately upon a change of control, at either target or maximum amounts, depending on the grant involved (as described in footnotes 5 and 6 to the tables below), rather than being forfeited or paid out pro rata at the end of the restricted or performance period. As a result, the amounts for annual and long-term incentive payout and vesting of restricted shares and performance shares, as well as the totals, would increase to the amounts stated in the tables below if termination of employment occurred on the last day of fiscal year 2007 upon a change of control.
     In late fiscal year 2006 and early fiscal year 2007, ArvinMeritor’s compensation committee reviewed the provisions of ArvinMeritor’s incentive plans and employment letters relating to change of control. ArvinMeritor’s compensation committee studied tally sheets showing each element of each officer’s compensation, including potential payouts with respect to incentive awards in the event of a change of control of ArvinMeritor. As a result of this review, ArvinMeritor’s compensation committee approved change of control provisions to be reflected in the ARM 2007 LTIP that were different from the terms of the ARM 1997 LTIP. Where the ARM 1997 LTIP had provided for immediate vesting and payout of all equity and non-equity long-term incentive awards at maximum levels, the ARM 2007 LTIP provides for vesting and payout only at target levels. The ARM 2007 LTIP was approved by ArvinMeritor stockholders in January 2007. In addition, ArvinMeritor’s compensation committee modified the change of control provisions applicable to long-term incentive awards made in November 2006, to the extent possible under the terms of the ARM 1997 LTIP, by providing for payouts under cash performance plans for the three-year performance period ending in 2009 at target, rather than maximum, levels in the event of a change of control. ArvinMeritor’s compensation committee made these changes to conform more closely to what it believed to be current market practice.

     [Information on other named executive officers to be provided.]
Retirement
     Upon retirement, a named executive officer may be eligible for the following payments and benefits:
     Defined Benefit Retirement Plan. Messrs. Donlon, Sachdev, Aghili and Crable participate in ArvinMeritor’s defined benefit retirement plans. The present value of each of their accumulated benefits, assuming retirement at age 62, is disclosed above in the table under the heading “Pension Benefits.” Only Mr. Donlon was eligible to retire under the defined benefit retirement plans as of the last day of fiscal year 2007. In the event of his death, his spouse would receive a portion of his pension benefit paid monthly for the remainder of her life. Messrs. Sachdev, Aghili and Crable have not yet reached the minimum age to receive defined benefit pension payments as of September 30, 2007, and Mr. Martens does not participate in the defined benefit retirement plans.
     Savings Plan Distributions. Upon retirement, the named executive officers would be entitled to a distribution of amounts in their savings plan accounts, including any vested ArvinMeritor contributions in lieu of defined benefit pension plan participation, as described above under “—Voluntary Termination of Employment and Involuntary Termination of Employment with Cause.”
     Retiree Medical Benefits. Messrs. Martens and Donlon were hired after January 1, 2001 and therefore are not eligible for benefits under ArvinMeritor’s retiree medical program. When each of Messrs. Sachdev, Aghili and Crable reaches age 55 and has at least 10 years of service, such executive will be eligible for retiree medical benefits for the period from the date of retirement to the date of such executive’s eligibility for Medicare. Since Messrs. Sachdev, Aghili and Crable were not eligible to receive benefits as of September 30, 2007, the value of these benefits is not included in the table below.
     Incentive Plan Payments and Equity Awards. Assuming retirement at the end of fiscal year 2007, Mr. Donlon would be entitled to participate fully in the annual bonuses paid for fiscal year 2007. He would also be entitled to cash payouts under the ARM 1997 LTIP for each three-year performance plan, and full vesting of performance shares at the end of the performance period for each grant, on the same basis and to the same extent as if he had been employed for the entire period. Service-based restricted stock would vest in full if granted at least one year prior to his retirement, but would be forfeited if granted less than a year prior to his retirement. As a result, the restricted shares granted to him in 2005 in connection with his assuming his current position would vest in full upon retirement, but service-based restricted stock granted to him in December 2006 would be forfeited. The other named executive officers are not eligible to retire under the Company’s retirement plans at the end of fiscal year 2007 and, therefore, would not be entitled to vesting and payout of these awards.
Death
     In the event of his death, a named executive officer’s beneficiary would receive the following benefits:
     Insurance. The named executive officer’s beneficiary would be entitled to the proceeds of ArvinMeritor-sponsored life insurance policies.
     Compensation and Benefits. In addition to any accrued and unpaid compensation, the named executive officer’s spouse and other dependents would be eligible for continuation of medical benefits for a period of six months.
     Incentive Plan Payments and Equity Awards. The named executive officer’s beneficiary would be entitled to a pro rata portion of the annual bonus, based on the portion of the year that he was employed. She would also be entitled to cash payouts under the ARM 1997 LTIP for each three-year performance plan, and full vesting of performance shares and restricted shares at the end of the performance or restricted period for each grant, on the same basis and to the same extent as if the named executive officer had been employed for the entire period.

Outstanding stock options would be exercisable for three years after the date of death or until the expiration of the option, whichever is earlier.
     Savings Plan Distributions. Upon the death of a named executive officer, his beneficiary would be entitled to distribution of amounts in his savings plan accounts, including any vested ArvinMeritor contributions in lieu of defined benefit pension plan participation, as described above under “—Voluntary Termination of Employment and Involuntary Termination of Employment with Cause.”
Disability
     In the event of his disability, which is defined as the inability to perform the duties of his current job as a result of disease or injury, a named executive officer would be entitled to the following benefits:
     Compensation and Benefits. The named executive officer would be entitled to continuation of his full or partial salary (depending on years of service) for a period of six months, as short-term disability benefits, after which he would receive either 50% or 60% of his salary, depending on his benefit election (with a monthly maximum of $20,000), under the long-term disability program. After 1 1/2 years on long-term disability benefits, continued eligibility would be based on the inability to perform any job for which he is qualified by education, training or experience. Medical, dental, vision and life insurance benefits would continue during the period he is receiving long-term disability benefits as if he were still employed.
     Incentive Plan Payments and Equity Awards. The named executive officer would be entitled to a pro rata portion of the annual bonus, and pro rata participation in any existing three-year cash performance plans, based on the portion of the year or the performance period during which he was employed or on short-term disability. He would also be entitled to full vesting of restricted shares and performance shares at the end of the restricted or performance period for each grant, on the same basis and to the same extent as if the named executive officer had been employed for the entire period. Outstanding stock options would continue to be exercisable as provided in their grant terms.
     Savings Plan Distributions. A named executive officer would be entitled to distributions under the savings plans, as described above under “—Voluntary Termination of Employment or Involuntary Termination of Employment with Cause.”
Potential Payments
     Assuming termination for the stated reasons on the last day of fiscal year 2007, and giving effect to the agreements and plan provisions described above, the named executive officers would receive the following estimated payments and benefits under the agreements and plans described above. Amounts attributable to savings plan distributions, life and disability insurance, and health and welfare benefits in the event of death and disability are not included in the tables below because they are available to the named executive officers on the same basis as other salaried employees.

					Restricted	Health
	Vesting of			Long-Term	Shares and	and		Gross-up
	Severance	Pension	Annual	Incentive	Performance	Welfare	Outplacement	of Excise
	Pay[1]	Enhancement	Bonus[2]	Payout	Shares	Benefits	Services	Taxes	Total
Philip R. Martens
Voluntary Termination or Termination with Cause	$0	$0	$0	$0	$0	$0	$0	$0	$0
Termination without Cause	1,100,000	0	320,499	574,300 [3]	515,819 [4]	21,686	0	0	2,532,304
Termination upon Change of Control	1,100,000	0	357,500	2,072,900 [5]	1,454,493 [6]	21,686	0	0	5,006,579
Retirement	NA	NA	NA	NA	NA	NA	NA	NA	NA

										Restricted			Health
	Vesting of						Long-Term			Shares and			and			Gross-up
	Severance		Pension		Annual		Incentive			Performance			Welfare	Outplacement		of Excise
	Pay[1]		Enhancement		Bonus[2]		Payout			Shares			Benefits	Services		Taxes		Total
Death		0		0		320,499		1,024,300	[3]		1,143,323	[4]	0		0		0		2,488,122
Disability		0		0		320,499		715,967	[3]		1,143,323	[4]	0		0		0		2,179,789

James D. Donlon, III
Voluntary Termination or Termination with Cause		$0		$0		$0		$0			$0		$0		$0		$0		$0
Termination without Cause		1,380,000		0		165,945		0	[3,7]		316,334	[4,7]	0		0		0		1,862,279
Termination upon Change of Control		1,380,000		0		448,500		1,996,000	[5,7]		1,635,695	[6,7]	0		0		0		5,460,195
Retirement		0		0		165,945		1,498,000	[3]		1,387,364	[4]	0		0		0		3,051,309
Death		0		0		165,945		0	[3,7]		316,334	[4,7]	0		0		0		482,279
Disability		0		0		165,945		0	[3,7]		316,334	[4,7]	0		0		0		482,279

Rakesh Sachdev
Voluntary Termination or Termination with Cause	$		$		$		$			$			$	$		$		$
Termination without Cause
Termination upon Change of Control
Retirement
Death
Disability

Aziz Aghili
Voluntary Termination or Termination with Cause	$		$		$		$			$			$	$		$		$
Termination without Cause
Termination upon Change of Control
Retirement
Death
Disability

John A.G. Crable
Voluntary Termination or Termination with Cause	$		$		$		$			$			$	$		$		$
Termination without Cause
Termination upon Change of Control
Retirement
Death
Disability

[1]	Based on annual salary as of September 30, 2007.

[2]	Based on the actual amount of annual incentive compensation paid for fiscal year 2007, except in the case of Termination upon Change of Control for Messrs. Martens and Donlon, which is based on the amount of the target award.

[3]	Based on (a) the actual amount paid for the cash performance plan with a three-year performance cycle ended September 30, 2007 and (b) target awards and an assumed stock price multiplier of 1 for the cash performance plans with three-year performance cycles ending September 30, 2008 and 2009.

[4]	Based, as applicable, on (a) the number of unvested restricted shares granted plus any additional shares purchased with reinvested dividends through September 30, 2007, (b) the actual number of performance shares paid out for the three-year performance period ended September 30, 2007, and/or (c) target awards of performance shares for the three-year performance periods ending September 30, 2008 and 2009, in each case multiplied by the NYSE closing price of on September 28, 2007 ($16.82), the last trading day in fiscal year 2007.

[5]	Based on (a) payout at 300% of cash targets, multiplied by a stock price multiplier of 0.996 and an assumed stock price multiplier of 1 for the three-year performance periods ending September 30, 2007 and 2008, respectively; and (b) payout at 100% of cash targets, multiplied by an assumed stock price multiplier of 1 for the three-year performance period ending September 30, 2009.

[6]	Based on (a) the number of unvested restricted shares granted plus additional restricted shares purchased with reinvested dividends through September 30, 2007; and (b) 200% of the number of performance shares granted for the performance periods ending September 30, 2007, 2008 and 2009, in each case multiplied by the NYSE closing price on September 28, 2007 ($16.82), the last trading day in fiscal year 2007.

[7]	Because Mr. Donlon is eligible to retire, these items include only the amount, if any, that is incremental to the amount he would receive upon retirement.
Benefit Plans Following the Distribution
     Certain benefit plans that are expected to provide benefits to our employees and directors following the distribution are discussed above under “—Board of Directors’ Compensation” and “—Compensation Discussion and Analysis.”
Related Person Transaction Policy
     We have no written policy regarding review, approval or ratification of related person transactions. Our Audit Committee has responsibility for review of compliance by officers and other employees with our code of ethics, including conflict of interest provisions, and our Corporate Governance and Nominating Committee has similar responsibility with respect to compliance by directors. If a transaction or relationship involving an officer or director were to be reported through the employee Helpline, annual compliance certifications, questionnaires or otherwise, the appropriate committee would investigate and consider all relevant facts and circumstances, including the nature, amount and terms of the transaction; the nature and amount of the related person’s interest in the transaction; the importance of the transaction to the related person and to Arvin Innovation; whether the transaction would impair the judgment of a director or officer to act in our best interest; and any other facts involving the transaction that the committee deems significant, and would then take appropriate action. Transactions will not be approved under the code of ethics if they are not in our best interests. Any committee member who is a related person in connection with a transaction would not participate in the committee’s consideration.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     All of the outstanding shares of our common stock are, and immediately prior to the distribution will be, owned by ArvinMeritor. After the distribution, ArvinMeritor will own none of our common stock. The following table provides information with respect to beneficial ownership of ArvinMeritor common stock by (i) each of our directors, (ii) each of our named executive officers, (iii) all of our executive officers and directors as a group and (iv) each of ArvinMeritor’s stockholders who we believe is a beneficial owner of more than 5% of ArvinMeritor’s outstanding common stock, and the number of shares of our common stock that will be held by such persons immediately upon completion of the distribution. We base the share amounts on each such person’s beneficial ownership of ArvinMeritor common stock reported to us as of July 21, 2008, or known to us pursuant to reports on Schedule 13D or 13G, including shares as to which a right to acquire ownership exists (for example, through the exercise of stock options, conversions of securities or through various trust arrangements) within the meaning of Rule 13d-3(d)(i) under the Exchange Act and the distribution ratio of one share of our common stock for every            shares of ArvinMeritor common stock, with no fractional shares. The mailing address for each executive officer and director will be c/o Arvin Innovation, Inc., 6401 West Fort Street, Detroit, MI 48209.

	ArvinMeritor Shares			Arvin Innovation Shares
			Percent of		Percent of
			Outstanding		Outstanding
	Number of		Common	Number of	Common
Name and Address	Shares[1]		Stock[2,3]	Shares[1]	Stock[2,3]
James E. Marley	34,129	[4,5]	*		*
Philip R. Martens	103,513	[4]	*		*
James D. Donlon, III	126,830	[4,6]	*		*
Rakesh Sachdev	90,339	[4,6]	*		*
Aziz Aghili	6,682	[4,5,6]	*		*
John A.G. Crable	35,133	[4]	*		*
All of the above and other executive officers as a group ( persons)[4,5,6]
Glenhill Advisors, LLC, Glenn J. Krevlin and Glenhill Capital Management, LLC 598 Madison Avenue, 12th Floor			8.4%		8.4%
New York, NY 10022	6,145,288		(as of 12/31/07)		(as of 12/31/07)

Dimensional Fund Advisors LP			8.21%		8.21%
1299 Ocean Avenue, Santa Monica, CA 90401	5,965,185		(as of 12/31/07)		(as of 12/31/07)
Denver Investment Advisers LLC 1225 17th Street, 26th Floor			7.2%		7.2%
Denver, Colorado 80202	5,229,529		(as of 12/31/01)		(as of 12/31/01)
Glenview Capital Management, LLC and Lawrence M. Robbins 767 Fifth Avenue, 44th Floor			6.53%		6.53%
New York, NY 10153	4,809,047		(as of 3/25/08)		(as of 3/25/08)
Lord, Abbett & Co. LLC 90 Hudson Street			6.38%		6.38%
Jersey City, NJ 07302	4,637,383		(as of 12/31/07)		(as of 12/31/07)
AXA Assurances I.A.R.D Mutuelle and AXA Assurances Vie Mutuelle, 26, rue Drouot 75009 Paris, France, AXA Courtage Assurance Mutuelle, 26, rue Drouot 75009 Paris, France as a group, AXA, 25, avenue Matignon 75008 Paris, France, and AXA Financial, Inc., 1290 Avenue of the Americas, New York, New			5.2%		5.2%
York 10104	3,802,328		(as of 12/31/07)		(as of 12/31/07)

*	Indicates that the percentage projected to be beneficially owned by the named individual does not exceed 1% of our common stock.

(1)	Each person has sole voting and investment power with respect to the shares listed unless otherwise indicated.

(2)	In accordance with Rule 13d-3(d)(1) under the Exchange Act, the number of shares owned includes the following numbers of shares of ArvinMeritor common stock which may be acquired upon exercise of options that were exercisable or would become exercisable within 60 days: 13,500 shares for Mr. Marley; 20,400 shares for Mr. Sachdev; 2,100 shares for Mr. Aghili; 15,600 shares for Mr. Crable; and 0 shares for Messrs. Donlon and Martens, respectively; and shares for all directors and executive officers as a group.

(3)	For purposes of computing the percentage of outstanding shares beneficially owned by each person, the number of shares owned by that person and the number of shares outstanding include shares as to which such person has a right to acquire beneficial ownership within 60 days (for example, through the exercise of stock options, conversions of securities or through various trust arrangements), in accordance with Rule 13d-3(d)(1) under the Exchange Act.

(4)	Includes restricted shares of ArvinMeritor common stock awarded under ArvinMeritor’s directors stock plan or long-term incentive plans, as applicable. Restricted shares are held by ArvinMeritor until certain conditions are satisfied. For Messrs. Sachdev, Aghili and Crable, also includes 20,400, 2,100 and 15,600 vested stock options, respectively.

(5)	Does not include the following ArvinMeritor restricted stock units held as of October 31, 2007: 15,900 units for Mr. Marley, 3,794 units for Mr. Aghili and units for all directors as a group.

(6)	Includes shares beneficially owned under ArvinMeritor’s Savings Plans. Does not include share equivalents for all directors and executive officers as a group under ArvinMeritor’s supplemental savings plan on .

ARRANGEMENTS BETWEEN ARVINMERITOR AND OUR COMPANY
     Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with ArvinMeritor to effect the separation and distribution and provide a framework for our relationships with ArvinMeritor after the distribution. These agreements will provide for the allocation between us and ArvinMeritor of ArvinMeritor’s assets and liabilities attributable to periods prior to our separation from ArvinMeritor. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from ArvinMeritor and the distribution of our shares of common stock to ArvinMeritor stockholders), these agreements include:
•	the Tax Allocation Agreement;

•	the Employee Matters Agreement;

•	the Transition Services Agreement; and

•	other agreements relating to ongoing commercial arrangements.
     The Separation and Distribution Agreement, the Tax Allocation Agreement, the Employee Matters Agreement and the Transition Services Agreement described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.
     The terms of the agreements described below that will be in effect following the distribution have not yet been finalized; changes, some of which may be material, may be made prior to the distribution. No changes may be made after the distribution without our consent if such changes would adversely affect us.
Separation and Distribution Agreement
     The Separation and Distribution Agreement between us and ArvinMeritor provides for, among other things, the principal corporate transactions required to effect the separation of our business from ArvinMeritor, the distribution and certain other agreements governing the relationship between us and ArvinMeritor with respect to or in consequence of the distribution.
     The Contribution. The Separation and Distribution Agreement provides for the transfer from ArvinMeritor to us of assets used exclusively in or related exclusively to the Light Vehicle Systems business and certain other assets that relate to the liabilities that we will assume. The Separation and Distribution Agreement also provides generally for the assumption by us of all liabilities related to the Light Vehicle Systems business and certain other liabilities that are unrelated to our ongoing business as described below and under “—Liabilities.”
     The Distribution. ArvinMeritor may, in its sole discretion, change the distribution date or decide not to complete the distribution at all. The Separation and Distribution Agreement provides that the distribution will occur only if, among other things, the following conditions are satisfied or waived by ArvinMeritor’s board of directors in its sole discretion:
•	final approval of the distribution by ArvinMeritor’s board of directors shall have been obtained;

•	the Securities and Exchange Commission (SEC) shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect;

•	all material registrations and consents required in connection with the distribution shall have been received;

•	ArvinMeritor shall have received a private letter ruling from the IRS and an opinion of Chadbourne & Parke LLP, counsel to ArvinMeritor, substantially to the effect that the distribution, together with certain related transactions, qualifies as tax-free for U.S. federal income tax purposes under Section 355 and related provisions of the Code, and the private letter ruling shall not have been modified or amended in any respect adversely affecting the tax consequences set forth therein;

•	the listing of our common stock on NASDAQ shall have been approved, subject to official notice of issuance;

•	required consents or waivers under ArvinMeritor’s existing credit agreement shall have been obtained;

•	our borrowing arrangements shall be in effect;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect; and

•	all required activities with employee representatives shall have been completed.
     Even if all the conditions have been satisfied or waived, the distribution may be abandoned at any time prior to the distribution by ArvinMeritor’s board of directors, in its sole discretion, without the approval of ArvinMeritor stockholders.
     Intellectual Property Matters. It is anticipated that the Separation and Distribution Agreement will include cross licenses by each of ArvinMeritor and us to the other of rights to use certain intellectual property of the licensor.
     Liabilities. Under the Separation and Distribution Agreement, ArvinMeritor generally will retain all liabilities of ArvinMeritor and its predecessors, except that we generally will assume or indemnify ArvinMeritor for all liabilities to the extent they relate to current and former operations of our business. In addition, we will assume or indemnify ArvinMeritor for certain other liabilities of ArvinMeritor and its predecessors that are unrelated to our ongoing business, including:
•	liabilities relating to exposure to asbestos or asbestos-containing materials in any of the products of (i) the brakes business of Rockwell International Corporation (now named Rockwell Automation, Inc.), a predecessor of ArvinMeritor, or (ii) Maremont Corporation (which will be one of our subsidiaries);

•	liabilities relating to environmental matters in respect of (i) closed, divested and other former businesses and facilities unrelated to our ongoing business located in Allegan, Michigan; Ashtabula, Ohio; Centralia, Illinois; Chicago, Illinois; Grenada, Mississippi; Logansport, Indiana; and Oshkosh, Wisconsin and (ii) closed, divested and other former businesses and facilities of ArvinMeritor and its predecessors that are not related either to our or ArvinMeritor’s ongoing business (we refer to these former businesses, which include, without limitation, ArvinMeritor’s former Emission Technologies, Light Vehicle Aftermarket and Roll Coater businesses, as unrelated former businesses);

•	liabilities relating to pension, retiree medical and retiree life insurance obligations in respect of current and former employees of unrelated former businesses;

•	liabilities relating to pension, retiree medical and retiree life insurance obligations in respect of retired employees who were employed by the corporate office of ArvinMeritor or any of its predecessors;

•	liabilities relating to worker’s compensation and health and welfare benefits under long-term disability programs in respect of current and former employees of unrelated former businesses;

•	liabilities relating to worker’s compensation and health and welfare benefits under long-term disability programs in respect of retired employees who were employed by the corporate office of ArvinMeritor or any of its predecessors; and

•	certain other liabilities of ArvinMeritor and its predecessors arising out of divestiture agreements for unrelated former businesses and related indemnification obligations.
     ArvinMeritor will transfer to us certain assets related to the liabilities we will assume that are unrelated to our ongoing business.
     These liabilities, which are unrelated to both our and ArvinMeritor’s ongoing businesses, were allocated to us as part of a determination by ArvinMeritor of how to allocate liabilities and outstanding indebtedness between the two companies in a manner deemed advisable. A material factor in allocating these liabilities to us is the amount of our expected indebtedness under our borrowing arrangements at the time of the distribution as compared to the amount of indebtedness retained by ArvinMeritor.
     Indemnification. Under the terms of the Separation and Distribution Agreement, ArvinMeritor generally will be obligated to indemnify and defend us and our affiliates and representatives for all damages, liabilities or actions arising out of or in connection with:
•	the liabilities retained by ArvinMeritor under the Separation and Distribution Agreement; and

•	the breach by ArvinMeritor of the Separation and Distribution Agreement or any related agreement.
     We generally will be obligated to indemnify and defend ArvinMeritor and its affiliates and representatives for all damages, liabilities or actions arising out of or in connection with:
•	the liabilities assumed by us under the Separation and Distribution Agreement; and

•	the breach by us of the Separation and Distribution Agreement or any related agreement.
     Expenses. The Separation and Distribution Agreement provides generally that all costs and expenses incurred prior to the distribution in connection with our separation from ArvinMeritor and the distribution, the preparation of the agreements between us and ArvinMeritor and the consummation of the transactions contemplated thereby will be charged to and paid by ArvinMeritor, except that we will pay costs and expenses relating to our borrowing arrangements and of the transfer agent and registrar for our common stock.
Tax Allocation Agreement
     Through the distribution date, the results of the operations of our business have been and will be included in ArvinMeritor’s consolidated United States federal tax returns. As part of the distribution, we and ArvinMeritor will enter into a Tax Allocation Agreement which provides, among other things, for the allocation between us and ArvinMeritor of federal, state, local and foreign tax liabilities relating to our business. We will assume liability for and indemnify ArvinMeritor and its subsidiaries against taxes attributable to us, our subsidiaries or any of our assets or operations for all tax periods. ArvinMeritor generally will be liable for and indemnify us against taxes attributable to ArvinMeritor, its subsidiaries or any of its assets or operations for all tax periods other than taxes arising as a result of the distribution or related transactions that are described below as payable by us.
     The Tax Allocation Agreement also allocates the liability for any taxes that may arise in connection with separating our business from ArvinMeritor. The Tax Allocation Agreement generally provides that the party incurring any tax arising in connection with certain internal restructuring transactions undertaken prior to and in connection with the separation will be responsible for such tax. However, we will be responsible for any taxes imposed on us, ArvinMeritor or ArvinMeritor stockholders in connection with the distribution as a result of either:
•	the failure of the distribution to qualify as a tax-free transaction for U.S. federal income tax purposes, or

•	the subsequent disqualification of the distribution as a tax-free transaction to ArvinMeritor for U.S. federal income tax purposes, if the failure or disqualification is attributable to specific post-distribution actions by or in respect of us, our subsidiaries or our stockholders, including any change of ownership of 50 percent or more in either the voting power or value of our stock.
     Though valid as between the parties thereto, the Tax Allocation Agreement is not binding on the IRS and does not affect the liability of each of us, ArvinMeritor and their respective subsidiaries to the IRS for all federal taxes of the consolidated group relating to periods through the date of distribution.
Employee Matters Agreement
     The Employee Matters Agreement will allocate assets, liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation and the distribution, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations, both in and outside of the United States. The Employee Matters Agreement will also provide that outstanding ArvinMeritor equity awards will be equitably adjusted in connection with the distribution (see “Management—Compensation Discussion and Analysis—Elements of the Compensation Program—Types of Long-Term Incentive Awards”).
Transition Services Agreement
     Under the Transition Services Agreement, ArvinMeritor will agree to provide us with various services, including services relating to tax administration, treasury, payroll, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit), external reporting, information technology and human resource and benefits administration. These services generally will be provided for a maximum term of one year (or, in the case of certain information technology services, 18 to 24 months) after the distribution unless the parties otherwise agree. The price for the services is expected to approximate the actual cost of the services.
Other Commercial Agreements
     In addition to the agreements described above, we will enter into several agreements with ArvinMeritor relating to ongoing commercial arrangements, including the following:
•	a distributor agreement under which ArvinMeritor will act as our distributor of ride control products on an exclusive basis in certain markets and on a non-exclusive basis in certain markets for a period of three years;

•	a supply agreement under which we will supply ride control products for trailer suspensions manufactured by ArvinMeritor at certain of its facilities for a period of three years;

•	a distributor agreement under which ArvinMeritor will act as our exclusive distributor for FumigalliTM wheels into the independent aftermarket in Brazil, Argentina, Uruguay, Chile and Canada for a period of two years; and

•	a sublease agreement pursuant to which ArvinMeritor will sublease to us for three years (with the ability to extend to five years) office space at ArvinMeritor’s facility in Antares, Amsterdam.

DESCRIPTION OF CAPITAL STOCK
     The following description of our capital stock includes a summary of certain provisions of our amended and restated certificate of incorporation and our amended by-laws that will be in effect at the time of the distribution. This description is subject to the detailed provisions of, and is qualified by reference to, our amended and restated certificate of incorporation and our amended by-laws, copies of which will be filed as exhibits to our registration statement on Form 10, of which this information statement is a part.
     We are authorized to issue (1)      shares of common stock, par value $0.01 per share, and (2)       shares of preferred stock, par value $0.01 per share, of which our board of directors has designated            shares as Series A junior participating preferred stock for issuance in connection with the exercise of our preferred share purchase rights. For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see “—Rights Plan.” The authorized shares of our common stock and preferred stock will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not required, our board of directors may determine not to seek stockholder approval.
     Certain of the provisions described under this section entitled “Description of Capital Stock” could have the effect of discouraging transactions that might lead to a change of control of Arvin Innovation. Our amended and restated certificate of incorporation and amended by-laws:
•	establish a classified board of directors, whereby our directors are elected for staggered terms in office so that only one-third of our directors stand for election in any one year;

•	allow our board of directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;

•	require stockholders to provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;

•	require a supermajority vote to remove a director or to amend or repeal certain provisions of our amended and restated certificate of incorporation or our amended by-laws;

•	preclude stockholders from calling a special meeting of stockholders; and

•	include a fair price provision and other restrictions on certain business combinations.
Common Stock
     Our amended and restated certificate of incorporation permits us to issue up to             shares of our common stock.
     Dividends. Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.
     Voting. Each holder of common stock will be entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock will be entitled to cumulate votes in voting for directors.

     Other Rights. Our amended and restated certificate of incorporation provides that, unless otherwise determined by our board of directors, no holder of shares of common stock will have any preemptive right to purchase or subscribe for any stock of any class that we may issue or sell.
     Mellon Investor Services LLC is the transfer agent and registrar for our common stock. Mellon Investor Services LLC’s address is Mellon Investor Services LLC, Newport Office Center VII, 480 Washington Boulevard, Jersey City, NJ 07310, and its telephone number is (866) 517-4570.
Preferred Stock
     Our amended and restated certificate of incorporation permits us to issue up to             shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. Our board of directors has designated             shares of our preferred stock as Series A junior participating preferred stock for issuance in connection with the exercise of our preferred share purchase rights. The powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of any other series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock, including:
•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends, if any, will be paid;

•	the terms on which the shares may be redeemed, if at all;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the amounts payable on shares in the event of liquidation, dissolution or winding up;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or series or any other security of us or of any other corporation;

•	the restrictions on the issuance of shares of the same series or any other class or series; and

•	the voting rights, if any, of the shares of the series.
     Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.
     For a description of the Series A junior participating preferred stock, see “—Rights Plan.”
Certain Provisions of Our Amended and Restated Certificate of Incorporation and Amended By-Laws
     Our amended and restated certificate of incorporation and amended by-laws contain various provisions intended to (1) promote the stability of our stockholder base and (2) render more difficult certain unsolicited or hostile attempts to take us over, which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.
     Classified Board of Directors. Pursuant to our amended and restated certificate of incorporation, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes. Each class consists as nearly as possible of one third of the directors. The terms of office of the three classes of directors will expire, respectively, at our annual meetings in 20[ ], 20[ ] and 20[ ]. The term of the successors of each such class of directors expires three years from the year of election. Directors elected by stockholders at an annual meeting of stockholders will be elected by a plurality of all votes cast. Our board of directors is expected to adopt a majority voting policy (which will not be part of our amended by-laws) under which any nominee for director who is elected but who receives a greater number of “withheld” votes than “for” votes in an uncontested election will be required to tender his or her resignation after the certification of the stockholder vote. Under this policy, our Corporate Governance and Nominating Committee would consider the resignation and recommend to our board of directors what action should be taken. Under such majority voting policy, our board of directors would be required to take action and publicly disclose the decision and its underlying rationale within 90 days of the stockholder vote.
     Fair Price Provision. Our amended and restated certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our amended and restated certificate of incorporation) between us or one of our subsidiaries and an Interested Stockholder (as defined in our amended and restated certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our amended and restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the Delaware General Corporation Law, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of all of our outstanding shares of stock entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the Delaware General Corporation Law would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.
     Special Meetings; Written Consent; Advance Notice; Amendments. Our amended and restated certificate of incorporation and amended by-laws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our amended and restated certificate of incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting. Our amended by-laws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.
     Our amended and restated certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal the provisions of our amended and restated certificate of incorporation with respect to:
•	the election of directors;

•	the right to call a special meeting of stockholders;

•	Business Combinations;

•	the right to act by written consent;

•	amending our amended and restated certificate of incorporation or amended by-laws; or

•	the right to adopt any provision inconsistent with the preceding provisions.

     In addition, our amended and restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our amended by-laws and that the amendment or repeal by stockholders of any of our amended by-laws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.
Rights Plan
     Prior to the distribution, we will enter into a rights agreement. The following summarizes material terms of the rights agreement and the preferred share purchase rights. This description is subject to the detailed provisions of, and is qualified by reference to, the rights agreement, a copy of which will be filed as an exhibit to our registration statement on Form 10, of which this information statement is a part.
     Each outstanding share of our common stock will evidence one preferred share purchase right. Under the terms of the rights agreement, each preferred share purchase right will entitle the registered holder to purchase from us one one-hundredth of a share of Series A junior participating preferred stock, at $        , subject to adjustment. The preferred share purchase rights will be exercisable only upon the occurrence of certain takeover events. If an acquiror obtains beneficial ownership of 15 percent or more of our common stock, then each right will entitle the holder (other than the acquiror, whose rights will become null and void) to purchase a number of shares of our common stock having a then-current market value of twice the exercise price of the right. If an acquiror obtains beneficial ownership of 15 percent or more of our common stock and any of the following occurs:
•	we merge into or consolidate with another entity;

•	an acquiring entity merges into us, we are the surviving entity and the outstanding shares of our common stock are converted into cash, property or securities; or

•	we sell more than 50 percent of our assets or earning power;
then each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then-current market value of twice the exercise price of the right. In the event of a public announcement of an acquiror obtaining beneficial ownership of 15 percent or more of the outstanding shares of our common stock (but only if the beneficial ownership of the acquiror is less than 50 percent), our board of directors may, at its option, exchange all or part of the outstanding rights for our common stock at an exchange ratio of one share of our common stock per right, adjusted to reflect stock splits, stock dividends or similar transactions. In addition, our board of directors may, at its option, redeem the rights at any time prior to the time an acquiror obtains beneficial ownership of 15 percent or more of our outstanding shares of common stock.
     The preferred share purchase rights will have anti-takeover effects. If the preferred share purchase rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the preferred share purchase rights may deter a potential acquirer from making a takeover proposal or tender offer. The preferred share purchase rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the preferred share purchase rights as described below and since a transaction approved by our board of directors would not cause the preferred share purchase rights to become exercisable.
     The following provides a more detailed description of the rights agreement and the preferred share purchase rights.
     Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15 percent or more of the outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an acquiring person, following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15 percent or more of the outstanding common stock, the earlier of such dates being called the rights distribution date, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of common stock.
     The rights agreement provides that, until the preferred share purchase rights are no longer attached to the common stock, or until the earlier redemption or expiration of the preferred share purchase rights:
•	the preferred share purchase rights will be transferred with and only with common stock;

•	certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating by reference the terms of the preferred share purchase rights; and

•	the transfer of any shares of common stock will also constitute the transfer of the associated preferred share purchase rights.
     As soon as practicable following the date the preferred share purchase rights are no longer attached to the common stock, separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to the common stock and the separate certificates alone will evidence preferred share purchase rights.
     In addition, the rights agreement provides that in connection with the issuance or sale of our common stock following the date the rights separate from the common stock and prior to the earlier of (1) the date the preferred share purchase rights are redeemed and (2) the date the preferred share purchase rights expire, (a) we will, with respect to common stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement in existence prior to the date the rights separate from the common stock, or upon the exercise, conversion or exchange of securities, notes or debentures (pursuant to the terms thereof) issued by us and in existence prior to the date the rights separate from the common stock and (b) we may, in any other case, if deemed necessary or appropriate by the board of directors, issue certificates representing the appropriate number of preferred share purchase rights in connection with such issuance or sale. We will not be obligated to issue any of these certificates if, and to the extent that, we are advised by counsel that the issuance of those certificates would create a significant risk of material adverse tax consequences to us or the person to whom such certificate would be issued or would create a significant risk that the stock options or employee plans or arrangements would fail to qualify for otherwise available special tax treatment. In addition, no certificate will be issued if, and to the extent that, appropriate adjustments otherwise have been made instead of the issuance thereof.
     Preferred share purchase rights will not be exercisable until the date the rights separate from the common stock. Preferred share purchase rights will expire on July 7, 2010, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.
     The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:
•	a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock;

•	the grant to holders of shares of Series A junior preferred stock of rights, options or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock; or

•	the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A junior preferred stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding preferred share purchase rights and the number of one one-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to the common stock.
     We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Holders of Series A junior preferred stock are entitled, in preference to holders of common stock, to such dividends as our board of directors may declare out of funds legally available for the purpose. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary antidilution provisions.
     Because of the nature of the Series A junior preferred stock’s dividend, liquidation and voting rights, the value of each one-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock.
     In the event that any person or group of associated or affiliated persons becomes an acquiring person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the acquiring person, which will thereafter be null and void, will thereafter have the right to receive upon exercise, instead of shares of Series A junior preferred stock, that number of shares of our common stock having a market value of two times the exercise price of a preferred share purchase right.
     At any time after any person or group of affiliated or associated persons becomes an acquiring person, and prior to the acquisition by such person or group of 50 percent or more of the voting power of all of the outstanding shares of common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become null and void after such person became an acquiring person) for common stock or Series A junior preferred stock, in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A junior preferred stock (or of a share of another series of preferred stock having equivalent rights, preferences and privileges), per preferred share purchase right (subject to adjustment).
     In the event that, at any time after any person or group of affiliated or associated persons becomes an acquiring person, we are acquired in a merger or other business combination transaction or 50 percent or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right.
     Generally, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.
     At any time prior to any person or group of affiliated or associated persons becoming an acquiring person, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right, subject to adjustment. The redemption of preferred share purchase rights may be made effective at the time, on the basis and with the conditions that our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.
     The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an acquiring person from 15 percent to not less than 10 percent, except that from and after the time that any person becomes an acquiring person no amendment may adversely affect the interests of the holders of preferred share purchase rights.
     Until a preferred share purchase right is exercised, the holder thereof will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.
Limitation on Liability of Directors and Indemnification of Directors and Officers
     The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to limitations. Our restated certificate of incorporation provides that our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (iv) for any transaction from which a director derived an improper personal benefit.
     The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents subject to limitations. Our amended by-laws and the appendix thereto provide for the indemnification of our directors, officers, employees and agents to the extent permitted by Delaware law. It is expected that our directors and officers will be insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.
Delaware Anti-Takeover Law
     Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder or specified stockholder approval requirements are met.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that ArvinMeritor stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.
     After the distribution, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http//www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.
     We will maintain an Internet site a www.arvin.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Combined Statement of Operations, years ended September 30, 2007, 2006 and 2005	F-2

Combined Balance Sheet, September 30, 2007 and 2006	F-3

Combined Statement of Cash Flows, years ended September 30, 2007, 2006 and 2005	F-4

Combined Statement of Parent’s Net Investment and Comprehensive Income, years ended September 30, 2007, 2006 and 2005	F-5

Notes to Combined Financial Statements	F-6

Report of Independent Registered Public Accounting Firm	F-38

Combined Condensed Statement of Operations, Six Months Ended March 31, 2008 (restated) and 2007 (unaudited)	F-39

Combined Condensed Balance Sheet, March 31, 2008 (restated) and September 30, 2007 (unaudited)	F-40

Combined Condensed Statement of Cash Flows, Six Months Ended March 31, 2008 (restated) and 2007 (unaudited)	F-41

Notes to Combined Condensed Financial Statements	F-42

Schedule II—Valuation and Qualifying Accounts	F-52
All other schedules have been omitted because the information is not applicable or is not material or because the information required is included in the financial statements or the notes thereto.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
COMBINED STATEMENT OF OPERATIONS
(in millions)

	Year Ended September 30,
	2007	2006	2005
Sales	$2,244	$2,236	$2,399
Sales, affiliated companies	33	30	32

TOTAL SALES	2,277	2,266	2,431
Cost of sales	(2,111)	(2,128)	(2,281)

GROSS MARGIN	166	138	150
Selling, general and administrative	(134)	(109)	(125)
Restructuring costs	(55)	(12)	(37)
Other income (expense), net	6	(2)	(36)

OPERATING INCOME (LOSS)	(17)	15	(48)
Equity in loss of affiliates	(1)	—	—
Interest expense, net	(2)	(2)	(4)
Interest income, net, affiliated companies	1	1	—

INCOME (LOSS) BEFORE INCOME TAXES	(19)	14	(52)
Provision for income taxes	(7)	(15)	(24)
Minority interest	(6)	(8)	(1)

LOSS FROM CONTINUING OPERATIONS	(32)	(9)	(77)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	1	(5)	(44)

NET LOSS	$(31)	$(14)	$(121)

See notes to combined financial statements.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
COMBINED BALANCE SHEET
(in millions)

	September 30,
	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$79	$70
Receivables, trade and other, net	332	301
Receivables, trade and other, net, affiliated companies	13	43
Inventories	164	128
Other current assets	51	42

TOTAL CURRENT ASSETS	639	584

NET PROPERTY	333	300
GOODWILL	71	70
OTHER ASSETS	55	42

TOTAL ASSETS	$1,098	$996

LIABILITIES AND PARENT’S NET INVESTMENT
CURRENT LIABILITIES
Short-term debt	$12	$7
Accounts payable	528	373
Payables, trade, affiliated companies	8	—
Other current liabilities	233	192

TOTAL CURRENT LIABILITIES	781	572

LONG-TERM DEBT	7	8
RETIREMENT BENEFITS	152	103
OTHER LIABILITIES	24	44
MINORITY INTERESTS	39	44
PARENT’S NET INVESTMENT
Parent’s net investment	79	261
Accumulated other comprehensive income (loss)	16	(36)

TOTAL PARENT’S NET INVESTMENT	95	225

TOTAL LIABILITIES AND PARENT’S NET INVESTMENT	$1,098	$996

See notes to combined financial statements.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
COMBINED STATEMENT OF CASH FLOWS
(in millions)

	Year Ended September 30,
	2007	2006	2005
OPERATING ACTIVITIES
Net loss	$(31)	$(14)	$(121)
Less: Income (loss) from discontinued operations, net of tax	1	(5)	(44)

Loss from continuing operations	(32)	(9)	(77)
Adjustments to loss from continuing operations to arrive at operating cash flows provided by (used for) continuing operations:
Depreciation and amortization	57	52	60
Gain on divestitures	—	(5)	—
Impairment charges and adjustments, net	(12)	—	34
Restructuring costs, net of payments	36	—	16
Deferred income tax expense (benefit)	(6)	(16)	1
Provision for doubtful accounts	4	1	6
Pension and retiree medical expense	20	24	22
Pension and retiree medical contributions	(31)	(13)	(18)
Changes in off-balance sheet receivable securitization and factoring	52	(25)	22
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, foreign currency adjustments and discontinued operations:
Receivables	(25)	92	(30)
Inventories	(20)	21	(13)
Accounts payable	123	(64)	(8)
Other current assets and liabilities	(27)	42	(9)
Other assets and liabilities	9	(27)	(7)

Operating cash flows provided by (used for) continuing operations	148	73	(1)
Operating cash flows used for discontinued operations	—	(12)	(13)

CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	148	61	(14)

INVESTING ACTIVITIES
Capital expenditures	(65)	(38)	(52)
Investments in joint ventures	(2)	—	—
Proceeds from disposition of property	1	4	7

CASH USED FOR INVESTING ACTIVITIES	(66)	(34)	(45)

FINANCING ACTIVITIES
Net transfers from (to) ArvinMeritor	(82)	30	46
Net borrowings (payments) on lines of credit and other	4	(11)	(8)

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(78)	19	38
EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	5	2	2

CHANGE IN CASH AND CASH EQUIVALENTS	9	48	(19)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	70	22	41

CASH AND CASH EQUIVALENTS AT END OF YEAR	$79	$70	$22

See notes to combined financial statements.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
COMBINED STATEMENT OF PARENT’S NET INVESTMENT AND COMPREHENSIVE INCOME (LOSS)
(in millions)

	Year Ended September 30,
	2007	2006	2005
PARENT’S NET INVESTMENT
Beginning balance	$261	$271	$354
Net loss	(31)	(14)	(121)
Impact of foreign currency translation	(67)	(23)	(6)
Net transfers from (to) ArvinMeritor, Inc.	(84)	27	44

Ending balance	79	261	271

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Beginning balance	(36)	(85)	(72)
Foreign currency translation adjustments	74	29	16
Minimum pension liability adjustment, net of taxes of $3, $6 and $(7), respectively	46	20	(28)
Adjustment to initially apply SFAS 158, net of taxes of $(18)	(71)	—	—
Unrealized gains (losses), net of tax	3	—	(1)

Ending balance	16	(36)	(85)

TOTAL PARENT’S NET INVESTMENT	$95	$225	$186

COMPREHENSIVE INCOME (LOSS)
Net loss	$(31)	$(14)	$(121)
Foreign currency translation adjustments	74	29	16
Minimum pension liability adjustment, net of taxes of $3, $6 and $(7), respectively	46	20	(28)
Unrealized gains (losses), net of tax	3	—	(1)

TOTAL COMPREHENSIVE INCOME (LOSS)	$92	$35	$(134)

See notes to combined financial statements.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
1. DESCRIPTION OF COMPANY AND BASIS OF PRESENTATION
The Distribution
     On May 6, 2008, ArvinMeritor, Inc. (ArvinMeritor) announced that its Board of Directors approved a plan to separate its Light Vehicle Systems business into a separate, independent publicly traded company to be named Arvin Innovation, Inc. (Arvin Innovation). ArvinMeritor intends to accomplish this separation through a distribution of Arvin Innovation shares to ArvinMeritor stockholders that is tax-free for U.S. federal income tax purposes (the Distribution). Immediately following the Distribution, the stockholders of ArvinMeritor will own 100 percent of Arvin Innovation. Arvin Innovation’s ability to enter into new borrowing arrangements is a condition of the separation and distribution.
     The Light Vehicle Systems business of ArvinMeritor (LVS or the company) is a global supplier of a broad range of integrated systems, modules and components serving original equipment manufacturers (OEM) and certain aftermarkets.
Basis of Presentation
     LVS represents the various operations within ArvinMeritor and its subsidiaries that collectively comprise the Light Vehicle Systems reporting segment of ArvinMeritor’s combined financial statements and includes assets, liabilities, revenues, expenses and cash flows directly attributable to such reporting segment. Historically, stand-alone financial statements have not been prepared for LVS. The accompanying combined financial statements have been derived from the financial statements and accounting records of ArvinMeritor, principally representing the LVS segment, using the historical results of operations and historical basis of assets and liabilities of LVS and reflect ArvinMeritor’s net investment in LVS. All intercompany balances and transactions between LVS entities have been eliminated. In addition, these historical financial statements do not include certain assets and liabilities of ArvinMeritor and its predecessors unrelated to LVS’ ongoing business that will be transferred to Arvin Innovation in connection with the Distribution, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters.
     Because a direct ownership relationship did not exist among all of the various units and entities comprising LVS, ArvinMeritor’s net investment (parent’s net investment) in LVS is shown in lieu of stockholders’ equity in the combined financial statements. Parent’s net investment is affected by net income or loss, foreign currency translation adjustments and certain intercompany transactions between LVS and ArvinMeritor. Intercompany balances not settled with ArvinMeritor are classified as a component of parent’s net investment. These balances principally include intercompany amounts due to or due from ArvinMeritor associated with its cash pooling program, income taxes and other amounts associated with ArvinMeritor’s management of LVS’ finance, audit, tax, treasury, legal, environmental, human resources, information technology and communications activities.
     The accompanying combined financial statements include allocations of costs that were incurred by ArvinMeritor for functions such as information systems, human resources, finance, legal, treasury and tax. The total costs allocated in the accompanying financial statements for these functions amounted to $33 million, $24 million and $30 million for the fiscal years ended September 30, 2007, 2006 and 2005, respectively. The primary driver underlying these allocations is LVS total forecasted revenue as a percentage of total consolidated ArvinMeritor forecasted revenue for each respective fiscal year. No allocation of corporate debt or corporate interest cost is reflected in these financial statements. Allocations have been determined on the basis of assumptions and estimates that management believes to be a reasonable reflection of the company’s utilization of those services. However these allocations are estimates and the financial statements may not necessarily reflect LVS’ results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had LVS been a separate stand-alone entity during the periods presented. The company’s estimate of what stand-alone costs would have been in fiscal year 2007 if LVS had been a stand-alone entity during that

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
period is approximately $36 million. The company considers the amounts allocated to LVS by ArvinMeritor in fiscal years 2006 and 2005 to be a reasonable estimate of what these costs would have been if LVS had been a stand-alone company in these periods.
     The company’s fiscal quarters end on the Sundays nearest December 31, March 31 and June 30 and its fiscal year ends on the Sunday nearest September 30. The 2007, 2006 and 2005 fiscal years ended on September 30, 2007, October 1, 2006 and October 2, 2005, respectively. All year and quarter references relate to the company’s fiscal year and fiscal quarters, unless otherwise stated. For ease of presentation, September 30 is used consistently throughout this information statement to represent the fiscal year end.
2. SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S.) (GAAP) requires the use of estimates and assumptions related to the reporting of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from these estimates. Significant estimates and assumptions were used to value goodwill and other long-lived assets, including impairment charges (see Note 4), costs associated with the company’s restructuring actions (see Note 5), product warranty liabilities (see Note 13), long-term incentive and equity compensation plan obligations (see Note 18), retiree medical and pension obligations (see Notes 19 and 20), income taxes (see Note 21), and contingencies (see Note 22).
Joint Ventures
     The balance sheet and results of operations of controlled subsidiaries where ownership is greater than 50 percent, but less than 100 percent, are included in the combined financial statements and are offset by a related minority interest expense and liability recorded for the minority interest ownership. Investments in affiliates that are not controlled or majority-owned are reported using the equity method of accounting.
Foreign Currency
     Local currencies are generally considered the functional currencies for operations outside the U.S. For operations reporting in local currencies, assets and liabilities are translated at year-end exchange rates with cumulative currency translation adjustments included as a component of Accumulated Other Comprehensive Income (Loss) in the combined balance sheet. Income and expense items are translated at average rates of exchange during the year.
Impairment of Long-Lived Assets
     Long-lived assets, excluding goodwill, to be held and used are reviewed for impairment whenever adverse events or changes in circumstances indicate a possible impairment. An impairment loss is recognized when a long-lived asset’s carrying value exceeds its fair value. If business conditions or other factors cause the profitability and cash flows to decline, the company may be required to record impairment charges at that time (see Note 5).
     Long-lived assets held for sale are recorded at the lower of their carrying amount or estimated fair value less cost to sell.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
Discontinued Operations
     A business component that either has been disposed of or is classified as held for sale is reported as discontinued operations and the cash flows of the component are eliminated from the ongoing operations of the company and the company will no longer have any significant continuing involvement in the business component. The results of discontinued operations are aggregated and presented separately in the combined statement of operations and combined statement of cash flows. Assets and liabilities of the discontinued operations, if included in the disposal group, are aggregated and reported separately as assets and liabilities of discontinued operations in the combined balance sheet (see Note 3).
Revenue Recognition
     Revenues are recognized upon shipment of product and transfer of ownership to the customer. Provisions for customer sales allowances and incentives are recorded as a reduction of sales at the time of product shipment. The company recognizes “pass-through” sales for certain of its OEM customers. These pass-through sales occur when, at the direction of the OEM customers, the company purchases components from specific suppliers, uses them in the company’s manufacturing process, and sells them with limited profit margin as part of a completed system.
Allowance for Doubtful Accounts
     An allowance for uncollectible trade receivables is recorded when accounts are deemed uncollectible based on consideration of write-off history, aging analysis, and any specific, known troubled accounts.
Income Taxes
     The company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
     The company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such determination, the company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the company were to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.
Other
     Other significant accounting policies are included in the related notes, specifically, goodwill (Note 4), inventories (Note 9), customer reimbursable tooling and engineering (Note 10), property and depreciation (Note 11), product warranties (Note 13), financial instruments (Note 16), equity based compensation (Note 18), retirement medical plans (Note 19), retirement pension plans (Note 20) and contingencies (Note 22).

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
New Accounting Standards
New accounting standards to be implemented:
     In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statement to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Upon adoption as of October 1, 2007, a cumulative effect adjustment of approximately $4 million decreased reserves for uncertain tax positions and increased parent’s net investment.
     In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS No. 157 will be applied prospectively and are not expected to have a material impact on the company’s combined financial position, results of operations or cash flows.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115”, which permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that choose to elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The company is currently assessing the potential impact of the standard, if any, on its financial condition and results of operations.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51". This statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the combined financial statements. SFAS No. 160 also changes the way the combined income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the combined statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. The statement also requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. If a parent retains a noncontrolling equity investment in the former subsidiary, that investment is measured at its fair value. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and will be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements will be applied retrospectively for all periods presented.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
The company is currently assessing the potential impact of the standard on its financial position and results of operations.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007) (“SFAS 141R”), “Business Combinations”, which replaces SFAS No. 141, Business Combinations. SFAS 141R retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The new standard extends the acquisition method of accounting to all transactions and other events in which one entity obtains control over one or more other businesses. It retains the guidance in SFAS No. 141 for identifying and recognizing intangible assets separately from goodwill; however, it differs from SFAS No. 141 in accounting for the negative goodwill and requires it to be recognized as a gain from a bargain purchase. The statement requires the acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141R is not expected to have a material impact on the company’s combined financial position and results of operations.
     In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” which requires expanded disclosures about derivative and hedging activities. SFAS No. 161 has the same scope as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. It encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The company is currently assessing the potential impact of the standard on disclosures in the company’s combined financial statements.
Accounting standards implemented in fiscal year 2007:
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This statement requires an entity to recognize the funded status of its defined benefit pension plans and other postretirement benefit plans, such as a retiree health care plan, on the balance sheet and to recognize changes in the funded status that arise during the period but are not recognized as components of net periodic benefit cost, within other comprehensive income, net of income taxes. The recognition requirements of SFAS No. 158 were adopted by the company as of September 30, 2007. The initial adoption of SFAS No. 158 resulted in a reduction in parent’s net investment of $71 million. This reduction is net of taxes of $18 million and is recorded in Accumulated Other Comprehensive Income (Loss) in the Combined Statement of Parent’s Net Investment and Comprehensive Income.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     The incremental effect of applying the recognition provisions of SFAS No. 158 on the Company’s combined balance sheet as of September, 30, 2007 is as follows (in millions):

	Before		After
	Adoption of		Adoption of
	SFAS 158	Adjustments	SFAS 158
Prepaid pension costs and other assets	$23	$(1)	$22
Noncurrent deferred income tax assets — other assets	15	18	33
Retirement benefits	(49)	(103)	(152)
Minority interests	(54)	15	(39)
Accumulated other comprehensive (income) loss	(87)	71	(16)
     SFAS No. 158 also requires that companies measure the funded status of their defined benefit pension plans and other postretirement benefit plans as of the balance sheet date. Currently, the company uses a measurement date of June 30 for its defined benefit and other postretirement benefit plans. The measurement date provisions of SFAS 158 are effective for fiscal years ending after December 15, 2008 and will require the company to change its measurement date to September 30 from June 30.
     In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Quantifying Financial Misstatements”, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB No. 108 is effective for the company as of September 30, 2007. The adoption of SAB No. 108 did not have a material impact on the company’s combined financial statements.
3. DISCONTINUED OPERATIONS
     The company’s former light vehicle OE ride control business provided shock absorbers, struts, ministruts and corner modules to the light vehicle industry. In December 2005, the company sold its light vehicle OE ride control business located in Asti, Italy and recorded an after-tax loss on the sale of $2 million. This sale, along with the previous divestiture of the company’s 75-percent shareholdings in AP Amortiguadores, S.A. (APA) in the second quarter of fiscal year 2004, substantially completed the company’s plan to exit its light vehicle OE ride control business. Accordingly, this business is presented as discontinued operations in the combined statement of operations and combined statement of cash flows for all periods presented. Prior to being presented within discontinued operations, this business was included in the company’s chassis systems reportable segment.
     The company previously expected to close its ride control business in Asti, Italy and recorded approximately $31 million of restructuring costs in fiscal year 2005 related to the expected closure. These costs included $16 million of employee termination benefits and $15 million of asset impairment charges. As a result of the sale of the Asti, Italy ride control operations, the company reversed $11 million of restructuring costs during fiscal year 2006 related to employee termination benefits that were not paid by the company. These restructuring costs, including the subsequent reversal, are recorded in discontinued operations in the combined statement of operations.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     Results of the discontinued operations are summarized as follows (in millions):

	Year Ended September 30,
	2007	2006	2005
Total Sales	$23	$39	$82

Loss before income taxes	$(4)	$(4)	$(43)
Benefit (provision) for income taxes	5	(1)	(1)

Income (loss) from discontinued operations	$1	$(5)	$(44)

     As a result of the sale of certain of these operations, the company committed to supply certain products associated with the discontinued business through the term of existing production cycles or agreed upon transition periods, in either case expiring within 12-24 months. The company does not consider these sales to be significant and, as such, they are included in the sales of discontinued operations disclosed above.
4. GOODWILL
     Goodwill is reviewed for impairment annually or more frequently if certain indicators arise. If business conditions or other factors cause the profitability and cash flows of the reporting unit to decline, the company may be required to record impairment charges for goodwill at that time. The goodwill impairment review is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows and market multiples on earnings. If the carrying amount of a reporting unit exceeds its fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess.
     The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.
     A summary of the changes in the carrying value of goodwill, by reportable segment, is as follows (in millions):

	Body	Chassis
	Systems	Systems	Total
Balance at September 30, 2006 and 2005	$22	$48	$70
Foreign currency translation	—	1	1

Balance at September 30, 2007	$22	$49	$71

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
5. RESTRUCTURING COSTS
     At September 30, 2007 and 2006, $48 million and $14 million, respectively, of restructuring reserves primarily related to unpaid employee termination benefits remained in the combined balance sheet. Asset impairment charges relate to manufacturing facilities that will be closed or sold and machinery and equipment that became idle and obsolete as a result of the facility closures. The changes in restructuring reserves are as follows (in millions):

	Employee		Plant
	Termination	Asset	Shutdown
	Benefits	Impairment	& Other	Total
Balance at September 30, 2004	$3	$—	$—	$3
Activity during the period:
Charges to continuing operations	24	10	3	37
Charges and adjustments to discontinued operations reserves, net (1)	16	15	—	31
Asset write-offs	—	(25)	—	(25)
Cash payments	(18)	—	(3)	(21)

Balance at September 30, 2005	25	—	—	25
Activity during the period:
Charges to continuing operations, net of reversals	11	—	1	12
Charges and adjustments to discontinued operations reserves, net (1)	(11)	—	—	(11)
Cash payments	(11)	—	(1)	(12)

Balance at September 30, 2006	14	—	—	14
Activity during the period:
Charges to continuing operations, net of reversals	51	4	—	55
Charges and adjustments to discontinued operations reserves, net (1)	(1)	—	—	(1)
Impact of foreign currency exchange rates	3	—	—	3
Asset write-offs	—	(4)	—	(4)
Cash payments and other	(19)	—	—	(19)

Balance at September 30, 2007	$48	$—	$—	$48

(1)	Adjustments to discontinued operations reserves primarily relate to the company’s former OE ride control business and are included in discontinued operations in the combined statement of operations.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     The following summarizes restructuring costs and related adjustments recorded during the fiscal years ended September 30, 2007, 2006 and 2005 (in millions).

	Continuing	Discontinued	Headcount
	Operations	Operations	Reduction
Restructuring Costs — Fiscal Year 2007
Performance Plus charges	$56	$—	750
Adjustments and Reversals	(1)	(1)

Total Restructuring Costs	$55	$(1)

Restructuring Costs — Fiscal Year 2006
Fiscal Year 2005 Program charges	$12	$—	550
Adjustments and Reversals	—	(11)

Total Restructuring Costs	$12	$(11)

Restructuring Costs — Fiscal Year 2005
Fiscal Year 2005 Program charges	$22	$31	1,875
Other Actions	15	—	175

Total Restructuring Costs	$37	$31

     Performance Plus: During fiscal year 2007, ArvinMeritor launched a profit improvement and cost reduction initiative called “Performance Plus.” In conjunction with this initiative, LVS identified significant restructuring actions which would eliminate positions in North America and Europe and consolidate and combine certain global facilities. Costs of these actions will be incurred over the next several years and are estimated to result in cumulative pre-tax charges totaling between $80 million and $90 million.
     Fiscal year 2005 program: In the second quarter of fiscal year 2005, ArvinMeritor announced a significant global restructuring program. As part of this program, LVS eliminated approximately 2,400 positions and consolidated, downsized, closed or sold 9 underperforming businesses or facilities. These actions were intended to align capacity with industry conditions, utilize assets more efficiently, and improve operations. As of September 30, 2007, actions related to the fiscal year 2005 program were substantially complete.
     Adjustments and Reversals: In fiscal years 2007 and 2006, the company reversed $2 million and $11 million of restructuring costs, respectively, related to previously recorded employee severance benefits. Adjustments and reversals relate to changes in original facts and circumstances that result in revised estimates of the ultimate liability. Such circumstances would include the sale of a business, new labor arrangements and similar matters that develop subsequent to the original determinations.
     Other actions: During fiscal year 2005, Meritor Suspensions Systems Holdings (UK) Ltd (MSSH), a 57-percent owned consolidated joint venture of the company, closed its Sheffield, England stabilizer bar facility. The company recorded restructuring and other exit costs of approximately $9 million related to this action during fiscal year 2005. These costs included employee termination and other exit costs of approximately $4 million and asset impairment charges of $5 million. The company also recorded during fiscal year 2005 restructuring costs of $5 million for previously approved employee terminations and other expenses.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
6. RELATED PARTY TRANSACTIONS
     Net receivables (payables), affiliated companies principally relate to amounts due from (to) ArvinMeritor and its affiliates associated with the U.S. accounts receivable securitization program and with intercompany sales and purchases with ArvinMeritor’s affiliates.
     LVS participates in cash pooling programs with ArvinMeritor that fund working capital requirements and capital expenditures. Average balances due (to) from ArvinMeritor were $(119) million, $(93) million and $14 million for the fiscal years ended September 30, 2007, 2006 and 2005, respectively. Amounts outstanding under these programs are included in parent’s net investment in the combined balance sheet and interest income (expense) is excluded from the combined statement of operations.
     Borrowings under the ArvinMeritor amended revolving credit facility are collateralized by certain of the company’s assets, primarily consisting of eligible domestic U.S. accounts receivable, inventory, plant, property and equipment, intellectual property and the company’s investment in all or a portion of certain of its wholly-owned subsidiaries.
     Certain of the company’s subsidiaries irrevocably and unconditionally, and jointly and severally guarantee amounts outstanding under ArvinMeritor’s senior credit facility and publicly held notes outstanding under ArvinMeritor’s indentures.
7. ACCOUNTS RECEIVABLE SECURITIZATION AND FACTORING
     The company participates in a U.S. accounts receivable securitization program managed and administered by ArvinMeritor. Under the terms of this program, substantially all of the eligible trade receivables of certain U.S. subsidiaries are sold to a wholly-owned, special purpose subsidiary of ArvinMeritor. At both September 30, 2007 and 2006, $37 million of trade receivables are excluded from receivables. The company does not retain an interest in the sold receivables, but does perform collection and administrative functions. A loss on the sale of receivables is recorded by the company at the time of sale and is recorded in other income (expense), net in the combined statement of operations (see Note 8).
     In addition, certain of the company’s subsidiaries factor eligible accounts receivable with financial institutions. Certain receivables are factored without recourse to the company and are excluded from accounts receivable. The amount of factored receivables excluded from accounts receivable was $85 million and $33 million at September 30, 2007 and 2006, respectively.
8. OTHER INCOME (EXPENSE), NET
     Other income (expense), net is comprised of the following (in millions):

	Year Ended September 30,
	2007	2006	2005
Impairment charges and adjustments, net	$10	$(3)	$(34)
Gain on liquidation of joint venture	—	5	—
Loss on sale of receivables	(4)	(4)	(2)

Other income (expense), net	$6	$(2)	$(36)

     In the second quarter of fiscal year 2007, ArvinMeritor made a strategic decision to retain its Gabriel North America and Europe ride control aftermarket business as part of LVS. Restructuring actions contemplated through ArvinMeritor’s Performance Plus initiative (see Note 5) are expected to make this business viable as part of the company’s core light vehicle strategy. In the fourth quarter of fiscal year 2006, ArvinMeritor decided to retain its 51 percent interest in its Gabriel de Venezuela light vehicle aftermarket joint venture as part of LVS. As a result of these decisions, the results of operations, assets and liabilities and cash flows of the Gabriel de Venezuela joint

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
venture and the Gabriel North America and Europe ride control aftermarket business were included in ArvinMeritor’s LVS segment in its consolidated financial statements.
     Prior to fiscal year 2007, this business was part of ArvinMeritor’s light vehicle aftermarket business segment and was reported in discontinued operations in ArvinMeritor’s financial statements. In fiscal year 2005, a $34 million non-cash impairment charge was recorded in the Gabriel North America ride control aftermarket business to record this business at fair value when it was held for sale. As a result of the decision to retain this business, certain impairment-related reserves were reduced by $12 million in fiscal year 2007 to reflect the net realizability of the related assets on a continuing operations basis. Also in fiscal year 2007, the company recorded a cumulative $2 million adjustment, primarily related to Gabriel Europe ride control, for depreciation expense not recorded in fiscal years 2005 and 2006. The net property and equipment of the Gabriel North America ride control aftermarket business was written off in fiscal year 2005. In September 2006, the company recorded a cumulative $3 million adjustment related to the Gabriel de Venezuela joint venture for depreciation expense not recorded in fiscal years 2005 and 2006.
     In fiscal year 2005, MSSH closed its stabilizer bar facility located in Sheffield, England and sold the related land and buildings (see Note 5). This facility was the primary operations of MSSH. During fiscal year 2006, the company substantially completed the liquidation of MSSH and recorded a $5 million gain, primarily related to the extinguishment of debt owed to the minority partner.
     In fiscal years 2007, 2006 and 2005, the company recorded a loss on sale of receivables of $3 million, $3 million and $2 million, respectively, associated with the sale of receivables to ArvinMeritor Receivables Corporation, a wholly-owned subsidiary of ArvinMeritor (see Note 7). Also in fiscal years 2007, 2006 and 2005, the company recorded losses of $1 million, $1 million and zero, respectively, associated with other factored receivables (see Note 7).
9. INVENTORIES
     Inventories are stated at the lower of cost (using FIFO or average methods) or market (determined on the basis of estimated realizable values) and are summarized as follows (in millions):

	September 30,
	2007	2006
Finished goods	$88	$71
Work in process	12	10
Raw materials, parts and supplies	64	47

Total	$164	$128

10. OTHER CURRENT ASSETS
     Other current assets are summarized as follows (in millions):

	September 30,
	2007	2006
Current deferred income tax assets (see Note 21)	$10	$9
Customer reimbursable tooling and engineering	22	20
Prepaid and other	19	13

Other current assets	$51	$42

     Costs incurred for tooling and engineering, for which customer reimbursement is contractually guaranteed, are classified as customer reimbursable tooling and engineering. These costs are billed to the customer based on the terms of the contract. Provisions for losses are provided at the time management expects costs to exceed anticipated customer reimbursements.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
11. NET PROPERTY
     Property is stated at cost. Depreciation of property is based on estimated useful lives, generally using the straight-line method. Estimated useful lives for buildings and improvements range from 10 to 50 years and estimated useful lives for machinery and equipment range from 3 to 20 years. Significant betterments are capitalized, and disposed or replaced property is written off. Maintenance and repairs are charged to expense. Company-owned tooling is classified as property and depreciated over the shorter of its expected life or the life of the related vehicle platform, generally not to exceed three years.
     Net Property is summarized as follows (in millions):

	September 30,
	2007	2006
Property at cost:
Land and land improvements	$17	$16
Buildings	120	107
Machinery and equipment	632	561
Company-owned tooling	82	66
Construction in progress	50	30

Total	901	780
Less accumulated depreciation	(568)	(480)

Net Property	$333	$300

12. OTHER ASSETS
     Other assets are summarized as follows (in millions):

	September 30,
	2007	2006
Non-current deferred income tax assets (see Note 21)	$33	$19
Prepaid pension costs (see Note 20)	5	8
Other	17	15

Other assets	$55	$42

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
13. OTHER CURRENT LIABILITIES
     Other current liabilities are summarized as follows (in millions):

	September 30,
	2007	2006
Compensation and benefits	$68	$60
Restructuring (see Note 5)	48	14
Income taxes (see Note 21)	34	41
Taxes other than income taxes	21	18
Product warranties	18	8
Reserve for commercial dispute	11	10
Current deferred income tax liabilities (see Note 21)	3	4
Other	30	37

Other current liabilities	$233	$192

     In fiscal year 2006, a customer of the company initiated a field service campaign related in part to a product of the company, which covered approximately 750,000 vehicles. The customer has instituted proceedings against ArvinMeritor seeking reimbursement of costs associated with the field service campaign as well as other warranty costs. At September 30, 2007 and 2006, the company recorded a contingency reserve of approximately $11 million and $10 million, respectively, related to this matter. In the first quarter of fiscal year 2008, the company recognized an additional charge of approximately $9 million increasing its reserve to $20 million. The company is attempting to resolve the dispute pursuant to a commercial settlement, and the ultimate resolution may have a material adverse effect on the company’s business, financial condition or results of operations. However, the company can not estimate at this time the range of any possible additional loss.
     The company records product warranty liabilities based on individual customer or warranty-sharing agreements. Product warranties are recorded for known warranty issues when amounts can be reasonably estimated.
     A summary of the changes in product warranties is as follows (in millions):

	2007	2006	2005
Total product warranties — beginning of year	$29	$24	$21
Accruals for product warranties	17	12	14
Payments	(18)	(13)	(14)
Change in estimates and other	2	6	3

Total product warranties — end of year	30	29	24
Less: non-current product warranties (see Note 14)	(12)	(21)	(10)

Product warranties — current	$18	$8	$14

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
14. OTHER LIABILITIES
     Other liabilities are summarized as follows (in millions):

	September 30,
	2007	2006
Product warranties (see Note 13)	$12	$21
Non-current deferred income tax liabilities (see Note 21)	2	9
Other	10	14

Other liabilities	$24	$44

15. LONG-TERM DEBT
     Long-Term Debt is summarized as follows (in millions):

	September 30,
	2007	2006
Related party loan	$6	$6
Lines of credit and other	13	9

Total debt	19	15
Less: current maturities	(12)	(7)

Long-term debt	$7	$8

Related Parties
     A 57-percent owned consolidated joint venture of the company has a $6 million, 6.5 -percent loan with its minority partner. The maturity date of this loan was extended in November 2005 to fiscal year 2009. This loan is included in long-term debt in the combined balance sheet.
Leases
     The company has various operating leasing arrangements. Future minimum lease payments under these operating leases are $11 million in 2008, $8 million in 2009, $4 million in 2010, $3 million in 2011, $3 million in 2012 and $5 million thereafter.
16. FINANCIAL INSTRUMENTS
     The company’s financial instruments include cash and cash equivalents, short-term debt, long-term debt and foreign exchange forward contracts. The company uses derivatives for hedging and non-trading purposes in order to manage its foreign exchange rate exposures.
Foreign Exchange Contracts
     The company’s operations are exposed to global market risks, including the effect of changes in foreign currency exchange rates. ArvinMeritor has a foreign currency cash flow hedging program to reduce its exposure to changes in exchange rates. Foreign currency forward contracts are entered into to manage the exposures arising from foreign currency exchange risk. The company historically participated in this program and gains and losses on the

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
underlying foreign currency exposures are partially offset with gains and losses on the foreign currency forward contracts.
     Under this program, the company has designated the foreign exchange contracts (the contracts) as cash flow hedges of underlying forecasted foreign currency purchases and sales. The effective portion of changes in the fair value of the contracts is recorded in Accumulated Other Comprehensive Income (Loss) in the Combined Statement of Parent’s Net Investment and Comprehensive Income and is recognized in operating income when the underlying forecasted transaction impacts earnings. The contracts generally mature within 12-24 months. The company recognized losses on the contracts of approximately $1 million, $2 million and $7 million in the fiscal years ended September 30, 2007, 2006 and 2005, respectively. The impact to operating income associated with hedge ineffectiveness was not significant in fiscal years 2007, 2006 and 2005.
     At September 30, 2007 and 2005, there was a $3 million gain and a $1 million loss recorded in AOCI, respectively. The company expects to reclassify this amount from AOCI to operating income during the next three months as the forecasted hedged transactions are recognized in earnings. At September 30, 2006, no gain or loss was recorded in AOCI.
     The company classifies the cash flows associated with the contracts in cash flows from operating activities in the combined statement of cash flows. This is consistent with the classification of the cash flows associated with the underlying hedged item.
Fair Value
     Fair values of financial instruments are summarized as follows (in millions):

	September 30,
	2007		2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Cash and cash equivalents	$79	$79	$70	$70
Foreign exchange contracts — asset	5	5	—	—
Foreign exchange contracts — liability	2	2	—	—
Short-term debt	12	12	7	7
Long-term debt	7	7	8	8
     Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The carrying value approximates fair value because of the short maturity of these instruments.
     Short-term debt — The carrying value of short-term debt approximates fair value because of the short maturity of these borrowings.
     Long-term debt — Fair values are based on interest rates that would be currently available to the company for issuance of similar types of debt instruments with similar terms and remaining maturities.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
     The components of Accumulated Other Comprehensive Income (Loss) as reported in the Combined Balance Sheet and Statement of Parent’s Net Investment and Comprehensive Income are as follows:

	Foreign	Minimum	Unrealized
	Currency	Pension	Gains
	Translation	Liability	(Losses)	Total
Balance at September 30, 2004	$(27)	(46)	1	(72)
2005 adjustment	16	(28)	(1)	(13)

Balance at September 30, 2005	(11)	(74)	—	(85)
2006 adjustment	29	20	—	49

Balance at September 30, 2006	18	(54)	—	(36)
2007 adjustment	74	46	3	123
Adjustment to initially apply SFAS 158, net of tax	—	(71)	—	(71)

Balance at September 30, 2007	$92	$(79)	$3	$16

18. EQUITY BASED COMPENSATION
Stock Options
     Under ArvinMeritor’s incentive plans, stock options are granted at prices equal to the fair value on the date of grant and have a maximum term of 10 years. Stock options vest over a three year period from the date of grant. No stock options were granted during the last three fiscal years.
     Information related to ArvinMeritor stock options held by company employees is as follows (shares in thousands, exercise price and remaining contractual term represent weighted averages, and aggregate intrinsic values in millions):

			Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Life	Value
Outstanding — beginning of year	755	$19.37
Granted	—	—
Exercised	(273)	16.91
Cancelled or expired	(170)	21.17

Outstanding — end of year	312	$20.54	4.0	—

Exercisable — end of year	312	$20.54	4.0	—

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     The following table provides additional information about outstanding stock options held by company employees at September 30, 2007 (shares in thousands, exercise price represents a weighted average):

	Outstanding			Exercisable
		Remaining
		Contractual	Exercise		Exercise
	Shares	Life	Price	Shares	Price
$14.00 to $22.00	257	4.7	$18.34	257	$18.34
$22.01 to $33.00	42	0.6	28.33	42	28.33
$33.01 to $41.00	13	1.1	38.28	13	38.28

	312			312

     Compensation expense is recognized for the non-vested portion of previously issued stock options. The company recorded compensation expense of less than $1 million in fiscal years 2007 and 2006, and approximately $1 million in fiscal year 2005, associated with the expensing of stock options. The total intrinsic value of options exercised was $2 million in fiscal year 2007 and less than $1 million in fiscal years 2006 and 2005.
Restricted Stock, Restricted Units, Performance Shares and Performance Share Units
     ArvinMeritor grants shares of restricted stock, performance shares and restricted and performance share units to certain employees and non-employee members of the Board of Directors in accordance with its Long-term Incentive Plan (LTIP), the 1998 Stock Benefit Plan, the Employee Stock Benefit Plan and the 2004 Directors Stock Plan, respectively. The grant price fair value of these stock based awards is measured at the market price of ArvinMeritor’s common stock as of the date of the grant. Employee awards typically vest over three years and are subject to continued employment by the employee. Performance shares and share units are also subject to satisfaction of certain conditions related to the company’s financial performance. Compensation cost associated with stock based awards is recognized ratably over the vesting period. Cash dividends on the restricted stock are reinvested in additional shares of common stock during the vesting period.
     In fiscal years 2007, 2006 and 2005, ArvinMeritor granted to company employees 180,600, 156,200 and 164,700 shares of stock based awards, respectively. The grant date fair value of these shares was $17.32, $13.00 and $21.49 for shares granted in fiscal years 2007, 2006 and 2005, respectively.
     Nonvested restricted shares and share units related to company employees as of September 30, 2007, and the activity during fiscal year 2007, is summarized as follows (shares in thousands):

		Weighted-
		Average
	Number of	Grant-Date
Nonvested Shares	Shares	Fair Value
Nonvested at September 30, 2006	313	$17.48
Granted	180	17.32
Vested	(61)	22.62
Forfeited	(102)	17.01

Nonvested at September 30, 2007	331	16.59

     As of September 30, 2007, there was $5 million of total unrecognized compensation costs related to nonvested equity compensation arrangements. These costs are expected to be recognized over a weighted average period of 1 year. Total compensation expense recognized for restricted stock, restricted share units, performance shares and performance share units was $2 million in fiscal year 2007 and $3 million in fiscal years 2006 and 2005.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     In fiscal year 2006, the company adopted SFAS No. 123(R), “Share-Based Payments,” which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. This statement also establishes fair value as the measurement objective for share-based payment transactions with employees. The adoption of SFAS No. 123(R) resulted primarily in changing the company’s method of accounting for retirement eligible employees and estimating forfeitures for unvested stock based compensation awards. Subsequent to adoption, the company began recognizing compensation expense associated with stock grants to retirement eligible employees during the year granted. Prior to adoption, the company expensed stock compensation granted to retirement eligible employees ratably over the respective vesting period.
     Prior to the adoption of SFAS No. 123(R), total compensation expense related to the grants of restricted stock was recorded as unearned compensation and was shown as a separate reduction of shareowners’ equity. Unearned compensation was expensed over the vesting period. Upon the adoption of SFAS No. 123(R) in fiscal year 2006, compensation expense is recorded as incurred as an increase in parent’s net investment in the Combined Statement of Parent’s Net Investment and Comprehensive Income.
19. RETIREMENT MEDICAL PLANS
     ArvinMeritor has retirement medical plans that cover the majority of its U.S. and certain non-U.S. employees, including certain employees of divested businesses, and provide for medical payments to eligible employees and dependents upon retirement. These plans are unfunded. Certain LVS employees participate in these plans. The company adopted the recognition and disclosure provisions of SFAS No. 158 as of September 30, 2007 (see Note 2). SFAS No. 158 does not permit retrospective application and accordingly, fiscal year 2006 balances do not reflect adoption.
     The company’s retiree medical obligations are measured as of June 30. The following are the assumptions used in the measurement of the APBO and retiree medical expense:

Assumptions as of June 30	2007	2006	2005
Discount rate	6.30%	6.40%	5.00%
Health care cost trend rate (weighted average)	9.00%	8.00%	9.00%
Ultimate health care trend rate	5.00%	5.00%	5.00%
Year ultimate rate is reached	2015	2011	2011
     Since the company measures its retiree medical obligations at June 30, the assumptions noted above are used to calculate the APBO as of June 30 of the current fiscal year and retiree medical expense for the subsequent fiscal year.
     The discount rate is used to calculate the present value of the APBO. This rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical benefits. The company has typically used the corporate AA/Aa bond rate for this assumption. The health care cost trend rate represents the company’s expected annual rates of change in the cost of health care benefits. The trend rate noted above represents a projection of health care costs as of the measurement date through 2015, at which time the health care trend rate is projected to be 5 percent. The company’s projection for fiscal year 2008 is an increase in health care costs of 9 percent.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     The APBO as of the June 30 measurement date is summarized as follows (in millions):

	2007	2006
Retirees	$41	$33
Employees eligible to retire	3	3
Employees not eligible to retire	15	10

Total	$59	$46

     The following reconciles the change in APBO and the amounts included in the combined balance sheet (in millions):

	2007	2006
APBO — beginning of year	$46	$57
Service cost	1	1
Interest cost	3	4
Actuarial (gains) losses	12	(13)
Benefit payments	(3)	(3)

APBO — end of year	59	46
Items not yet recognized into net periodic expense:
Unrecognized net actuarial loss	—	(31)
Unrecognized prior service benefit	—	5
Benefit payments made during the fourth quarter	(1)	(1)
Foreign currency exchange rates	4	—

Retiree medical liability	$62	$19

     Actuarial losses relate to changes in the discount rate and earlier than expected retirements due to certain plant closings and restructuring actions. In accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions”, a portion of the actuarial losses is not subject to amortization. The actuarial losses that are subject to amortization are generally amortized over the average expected remaining service life, which is approximately 12 years. Union plan amendments are generally amortized over the contract period, or three years.
     The retiree medical liability is included in the combined balance sheet as follows (in millions):

	September 30,
	2007	2006
Current — included in compensation and benefits	$3	$3
Long-term — included in retirement benefits	59	16

Retiree medical liability	$62	$19

     Amounts recorded in accumulated other comprehensive income not yet recognized in net periodic retiree medical expense as of September 30 are as follows (in millions):

2007
Net actuarial loss	$41
Prior service benefit	(5)

Amounts recorded in accumulated other comprehensive loss	$36

     The net actuarial loss and prior service benefit that is estimated to be amortized from accumulated other comprehensive loss in shareowners’ equity into net periodic retiree medical expense in 2008 are $3 million and $1 million, respectively.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     The components of retiree medical expense are as follows (in millions):

	2007	2006	2005
Service cost	$1	$1	$1
Interest cost	3	4	3
Amortization of —
Prior service benefit	(1)	(1)	(1)
Actuarial gains and losses	2	4	4

Retiree medical expense	$5	$8	$7

     A one-percentage point change in the assumed health care cost trend rate for all years to, and including, the ultimate rate would have the following effects (in millions):

	2007	2006	2005
Effect on total service and interest cost
1% Increase	1	1	1
1% Decrease	(1)	(1)	(1)
Effect on APBO
1% Increase	10	9	6
1% Decrease	(8)	(7)	(5)
     The company expects future benefit payments as follows (in millions):

Gross
Benefit
Payments
Fiscal 2008	$3
Fiscal 2009	2
Fiscal 2010	2
Fiscal 2011	2
Fiscal 2012	2
Fiscal 2013 - 2017	11
20. RETIREMENT PENSION PLANS
     ArvinMeritor sponsors defined benefit pension plans that cover most of its U.S. employees and certain non-U.S. employees. Pension benefits for salaried employees are based on years of credited service and compensation. Pension benefits for hourly employees are based on years of service and specified benefit amounts. ArvinMeritor’s funding policy provides that annual contributions to the pension trusts will be at least equal to the minimum amounts required by ERISA in the U.S. and the actuarial recommendations or statutory requirements in other countries. Certain LVS employees participate in these plans. The company adopted the recognition and disclosure provisions of SFAS No. 158 as of September 30, 2007 (see Note 2). SFAS No. 158 does not permit retrospective application and accordingly, fiscal year 2006 balances do not reflect adoption.
     In April 2007, ArvinMeritor announced a freeze of its defined benefit pension plan for salaried and non-represented employees in the United States, effective January 1, 2008. The change affected approximately 500 LVS employees including certain employees who will continue to accrue benefits for an additional transition period, ending June 30, 2011. These changes do not affect current retirees or represented employees. The company began recording the impact of the plan freeze in the fourth quarter of fiscal year 2007, 90 days from the plan amendment,

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
which is consistent with the 90-day lag between the company’s normal plan measurement date of June 30 and its fiscal year-end.
     Certain of the company’s non-U.S. subsidiaries provide limited non-pension benefits to retirees in addition to government-sponsored programs. The cost of these programs is not significant to the company. Most retirees outside the U.S. are covered by government-sponsored and administered programs.
     The company’s pension obligations are measured as of June 30. The U.S. plans include a qualified and non-qualified pension plan. The non-U.S. plans include plans primarily in the United Kingdom, Canada and Germany.
     The following are the assumptions used in the measurement of the projected benefit obligation (PBO) and net periodic pension expense:

	U.S. Plans
Assumptions as of June 30	2007	2006	2005
Discount Rate	6.35%	6.60%	5.30%
Assumed return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.75%	3.75%	3.75%

Non-U.S. Plans
Assumptions as of June 30	2007	2006	2005
Discount Rate	5.25% — 6.00%	4.75% — 5.75%	4.00% — 5.00%
Assumed return on plan assets	8.00% — 8.00%	8.00% — 8.00%	7.75% — 8.50%
Rate of compensation increase	2.50% — 4.25%	2.50% — 3.75%	3.00% — 3.50%
     Since the company measures its pension obligations at June 30, the assumptions noted above are used to calculate the PBO as of June 30 of the current fiscal year and net periodic pension expense for the subsequent fiscal year.
     The discount rate is used to calculate the present value of the PBO. The rate used reflects a rate of return on high-quality fixed income investments that match the duration of expected benefit payments. The company uses a portfolio of long-term corporate AA/Aa bonds that match the duration of the expected benefit payments to establish the discount rate for this assumption.
     The assumed return on plan assets is used to determine net periodic pension expense. The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. An incremental amount for active plan asset management, where appropriate, is included in the rate of return assumption. The return assumption is reviewed annually.
     The rate of compensation increase represents the long-term assumption for expected increases to salaries for pay-related plans.
     The accompanying disclosures include pension obligations associated with businesses classified as discontinued operations.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     The following table reconciles the change in the PBO, the change in plan assets and amounts included in the combined balance sheet (in millions):

	2007			2006
June 30 measurement date	U.S.	Non- U.S.	Total	U.S.	Non- U.S.	Total
PBO — beginning of year	$78	$258	$336	$86	$256	$342
Service cost	2	4	6	3	5	8
Interest cost	4	14	18	4	12	16
Participant contributions	—	1	1	—	1	1
Plan amendments	—	—	—	—	(6)	(6)
Actuarial loss (gain)	3	(6)	(3)	(12)	(14)	(26)
Divestitures and curtailments	(5)	—	(5)	—	—	—
Benefit payments	(3)	(13)	(16)	(3)	(11)	(14)
Foreign currency rate changes	—	32	32	—	15	15

PBO — end of year	79	290	369	78	258	336

Change in plan assets
Fair value of assets — beginning of year	66	155	221	63	134	197
Actual return on plan assets	6	21	27	5	16	21
Employer contributions	5	24	29	1	8	9
Participant contributions	—	1	1	—	1	1
Benefit payments	(3)	(13)	(16)	(3)	(11)	(14)
Foreign currency rate changes	—	14	14	—	7	7

Fair value of assets — end of year	74	202	276	66	155	221

Funded status	(5)	(88)	(93)	(12)	(103)	(115)
Contributions made in the fourth quarter	—	2	2	—	3	3
Unrecognized amounts:
Actuarial loss	—	—	—	22	81	103
Prior service cost	—	—	—	—	2	2

Net amount recognized	$(5)	$(86)	$(91)	$10	$(17)	$(7)

     Amounts included in the combined balance sheet at September 30 are comprised of the following (in millions):

	2007			2006
	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
Noncurrent assets	$—	$5	$5	$—	$8	$8
Current liabilities	—	(3)	(3)	—	—	—
Noncurrent liabilities	(5)	(88)	(93)	(4)	(80)	(84)
Deferred and other noncurrent income taxes	—	—	—	—	8	8
Accumulated other comprehensive loss	—	—	—	14	40	54
Intangible asset and other	—	—	—	—	2	2
Minority interest liability	—	—	—	—	5	5

Net amount recognized	$(5)	$(86)	$(91)	$10	$(17)	$(7)

     Amounts recorded in accumulated other comprehensive loss not yet recognized in net periodic pension expense as of September 30, 2007 are as follows (in millions):

	U.S.	Non-U.S.	Total
Net actuarial loss	$16	$70	$86
Prior service cost	—	1	1

Amounts recorded in accumulated other comprehensive loss	$16	$71	$87

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     The net actuarial loss and prior service cost that are estimated to be amortized from accumulated other comprehensive loss into net periodic pension expense in 2008 are $6 million and $1 million, respectively.
     In recognition of the long-term nature of the liabilities of the pension plans, the company has targeted an asset allocation strategy that intends to promote asset growth while maintaining an acceptable level of risk over the long-term. Asset-liability studies are performed periodically to validate the continued appropriateness of these asset allocation targets. The target asset allocation ranges for the U.S. plan are 50-70 percent equity securities, 25-35 percent debt securities, and 5-15 percent alternative investments. The target asset allocation ranges for the non-U.S. plans are 65-75 percent equity securities, 20-35 percent debt securities, and 0-5 percent real estate and alternative investments. The asset class mix and the percentage of securities in any asset class or market may vary as the risk/return characteristics of either individual market or asset classes vary over time.
     The investment strategies for the pension plans are designed to achieve an appropriate diversification of investments as well as safety and security of the principal invested. Assets invested are allocated to certain global sub-asset categories within prescribed ranges in order to promote international diversification across security type, issuer type, investment style, industry group, and economic sector. Assets of the plans are actively managed. Policy limits are placed on the percentage of plan assets that can be invested in a security of any single issuer and minimum credit quality standards are established for debt securities. ArvinMeritor securities did not comprise any of the value of the company’s worldwide pension assets during 2007 and 2006.
     The weighted average asset allocation for the U.S. and non-U.S. pension plans are as follows:

	2007		2006
	U.S.	Non-U.S.	U.S.	Non-U.S.
Equity securities	58.9%	63.3%	59.7%	73.7%
Debt securities	32.2%	32.9%	28.0%	20.3%
Real estate	0.0%	3.4%	0.0%	3.6%
Other	8.9%	0.4%	12.3%	2.4%

Total	100.0%	100.0%	100.0%	100.0%

     The pension liability is included in Retirement Benefits in the combined balance sheet as follows (in millions):

	September 30,
	2007	2006
Pension liability	$93	$84
Retiree medical liability — long term (see Note 19)	59	16
Other	—	3

Retirement Benefits	152	103

     In accordance with SFAS No. 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, the PBO, accumulated benefit obligation (ABO) and fair value of plan assets is required to be disclosed for all plans where the ABO is in excess of plan assets. The difference between the PBO and ABO is that the PBO includes projected compensation increases.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     Additional information is as follows (in millions):

	2007			2006
	ABO	Assets		ABO	Assets
	Exceeds	Exceed		Exceeds	Exceed
	Assets	ABO	Total	Assets	ABO	Total
PBO	$151	$218	$369	$320	$16	$336
ABO	142	202	344	293	15	308
Plan Assets	65	211	276	205	16	221
     The components of net periodic pension expense are as follows (in millions):

	2007	2006	2005
Service cost	$6	$8	$7
Interest cost	18	16	17
Assumed rate of return on plan assets	(18)	(16)	(15)
Amortization of prior service cost	2	3	4
Amortization of transition asset	—	(1)	(2)
Recognized actuarial loss	7	7	4

Net periodic pension expense	$15	$17	$15

     Information about the expected cash flows for the U.S. and non-U.S. pension plans is as follows (in millions):

	U.S.	Non U.S.	Total
Employer contributions:
Fiscal 2008 (expected)	$—	$11	$11
Expected benefit payments:
Fiscal 2008	2	14	16
Fiscal 2009	3	14	17
Fiscal 2010	3	14	17
Fiscal 2011	3	14	17
Fiscal 2012	3	15	18
Fiscal 2013-2017	20	81	101
     ArvinMeritor also sponsors certain defined contribution savings plans for eligible employees. Expense related to these plans, including ArvinMeritor matching contributions, was $3 million, $4 million and $5 million for fiscal years 2007, 2006 and 2005, respectively.
21. INCOME TAXES
     In accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109), deferred income taxes are determined on the asset and liability method, and are recognized for all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The provision for income taxes has been computed as if LVS filed its own consolidated income tax returns separate and apart from ArvinMeritor.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     The components of the provision for income taxes are summarized as follows (in millions):

	2007	2006	2005
Current tax benefit (expense):
U.S.	$(1)	$(3)	(1)
Foreign	(12)	(28)	(22)

Total current tax expense	(13)	(31)	(23)

Deferred tax benefit (expense):
U.S.	2	6	—
Foreign	4	10	(1)

Total deferred tax benefit (expense)	6	16	(1)

Provision for Income Taxes	$(7)	$(15)	$(24)

     Net current and non-current deferred income tax assets (liabilities) included in the combined balance sheet consist of the tax effects of temporary differences related to the following (in millions):

	September 30,
	2007	2006
Compensation and benefits	$15	$13
Product warranties	4	4
Inventories	3	4
Receivables	5	4
Other, net	2	3

Subtotal — net current deferred income taxes — asset	29	28

Loss and tax credit carryforwards (a)	184	146
Retiree medical costs	20	7
Pensions	30	26

Taxes on undistributed income	(3)	(3)
Property	(1)	7
Intangible assets	(2)	(1)
Investment basis difference	6	(1)
Other	(24)	(14)

Subtotal — non-current deferred income taxes — asset	210	167

Total current and non-current deferred income taxes — asset	239	195
Less: Valuation allowances (a)	(201)	(180)

Net deferred income taxes — asset	$38	$15

(a)	These amounts do not include losses and respective valuation allowances related to U.S. operations that will remain with ArvinMeritor subsequent to the distribution.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     Net current and non-current deferred income tax assets are included in the combined balance sheet as follows (in millions):

	September 30,
	2007	2006
Other current asset (see Note 10)	$10	$9
Other current liabilities (see Note 13)	(3)	(4)

Net current deferred income taxes — asset	7	5

Other assets (see Note 12)	33	19
Other liabilities (see Note 14)	(2)	(9)

Net non-current deferred income taxes — asset	$31	$10

     In accordance with SFAS No. 109, the company evaluates its deferred income taxes quarterly to determine if valuation allowances are required or should be adjusted. SFAS No. 109 requires that companies assess whether valuation allowances should be established against their deferred tax assets based on consideration of all available evidence, both positive and negative. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the company’s experience with tax attributes expiring unused and tax planning alternatives. The valuation allowances that the company has recognized relate to its net deferred tax assets in U.S. and certain non-U.S. jurisdictions.
     The expiration periods for $184 million of deferred tax assets related to net operating losses and tax credit carryforwards are as follows: $3 million between fiscal years 2013 and 2022; $38 million between fiscal years 2023 and 2027; and $143 million can be carried forward indefinitely. The company has provided valuation allowances on these deferred tax assets of approximately zero, $38 million and $124 million, respectively.
     The company’s benefit (provision) for income taxes was different from the provision for income taxes at the U.S. statutory rate for the reasons set forth below (in millions):

	2007	2006	2005
Benefit (provision) for income taxes at statutory tax rate of 35%	$7	$(5)	$18
State and local income taxes	1	—	1
Taxes on foreign income	7	26	16
Tax audit settlements	—	—	8
Recognition of basis differences	7	(5)	6
Homeland Investment Act	—	(1)	—
Tax benefits allocated to losses from continued operations	2	6	—
Valuation allowance	(34)	(35)	(72)
Other	3	(1)	(1)

Provision for income taxes	$(7)	$(15)	$(24)

     The company provides accruals for tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies. The company believes that positions taken on its returns are supportable; however, it has recorded a liability for its best estimate of a loss on certain of these positions.
     SFAS No. 109 generally requires that the amount of tax expense or benefit allocated to continuing operations be determined without regard to the tax effects of other categories of income or loss, such as other comprehensive income. However, an exception to the general rule is provided when there is a pre-tax loss from continuing operations and pre-tax income from other categories in the current year. In such instances, income from other

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
categories must offset the current loss from operations, the tax benefit of such offset being reflected in continuing operations even when a valuation allowance has been established against the deferred tax assets. In fiscal year 2007 and 2006, net pre-tax income from other categories of income or loss, in particular, pre-tax other comprehensive income primarily attributable to the re-measurement of pension and OPEB in the U.S., offset approximately $6 and $17 million, respectively, of pre-tax operating losses, reducing the Company’s current year valuation allowance resulting in a benefit of $2 and $6 million, respectively, allocated to the current year loss from continuing operations as a component of the deferred income tax provision.
     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statement to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Management has determined that upon adoption, a cumulative effect adjustment of approximately $4 million will decrease reserves for uncertain tax positions and increase parent’s net investment.
     The company also repatriated approximately $73 million in dividends in the fourth quarter of fiscal year 2006 as part of the American Jobs Creation Act of 2004. The dividends are subject to the elective 85 percent dividend received deduction. The remaining income from such dividends can not be offset by net operating losses. Accordingly the company recorded a corresponding tax expense of $1 million.
     The income tax provisions were calculated based upon the following components of income (loss) before income taxes (in millions):

	2007	2006	2005
U.S. loss	$(40)	$(54)	$(103)
Foreign income	21	68	51

Total	$(19)	$14	$(52)

     For fiscal 2007 and 2006, no provision has been made for U.S., state or additional foreign income taxes related to approximately $310 million and $266 million, respectively, of undistributed earnings of foreign subsidiaries that have been or are intended to be permanently reinvested. Quantification of the deferred tax liability, if any, associated with permanently reinvested earnings is not practicable.
22. CONTINGENCIES
Environmental
     Federal, state and local requirements relating to actual or threatened release of hazardous substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have, and will continue to have, an impact on the manufacturing operations of the company. The process of estimating environmental liabilities is complex and dependent on evolving physical and scientific data at the site, uncertainties as to remedies

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
and technologies to be used and the outcome of discussions with regulatory agencies. The company records liabilities for environmental issues in the accounting period in which its responsibility and remediation plans are established and the cost can be reasonably estimated. At environmental sites at which more than one potentially responsible party has been identified, the company records a liability for its allocable share of costs related to its involvement with the site, as well as an allocable share of costs related to insolvent parties or unidentified shares. At environmental sites at which LVS is the only potentially responsible party, the company records a liability for the total probable and estimable costs of remediation before consideration of recovery from insurers or other third parties.
     Various lawsuits, claims and proceedings have been asserted against the company, alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed-of properties. For these matters, management has estimated the total reasonably possible costs the company could incur at September 30, 2007 to be approximately $6 million, of which $3 million is recorded as a liability. During fiscal year 2007, the company recorded an immaterial amount of environmental remediation costs with respect to these matters.
     The actual amount of costs or damages for which the company may be held responsible could materially exceed the foregoing estimates because of uncertainties, including the financial condition of other potentially responsible parties, the success of the remediation, discovery of new contamination and other factors that make it difficult to predict actual costs accurately. However, based on management’s assessment, after consulting with outside advisors that specialize in environmental matters, and subject to the difficulties inherent in estimating these future costs, the company believes that its expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the company’s business, financial condition or results of operations. In addition, in future periods, new laws and regulations, changes in the remediation plan, advances in technology and additional information about the ultimate clean-up remedy could significantly change the company’s estimates. Management cannot assess the possible effect of compliance with future requirements.
     Asset Retirement Obligations
     The company has identified conditional asset retirement obligations for which a reasonable estimate of fair value could not be made because the potential settlement dates cannot be determined at this time. Due to the long term, productive nature of the company’s manufacturing operations, absent plans or expectations of plans to initiate asset retirement activities, the company was not able to reasonably estimate the settlement date for the related obligations. Therefore, the company has not recognized conditional asset retirement obligations for which there are no plans or expectations of plans to retire the asset.
     Indemnifications
     The company has provided indemnifications in conjunction with certain transactions, primarily divestitures. These indemnities address a variety of matters, which may include environmental, tax, asbestos and employment-related matters, and the periods of indemnification vary in duration. The company’s maximum obligations under such indemnifications cannot be reasonably estimated. The company is not aware of any claims or other information that would give rise to material payments under such indemnifications.
     Other
     Various other lawsuits, claims and proceedings have been or may be instituted or asserted against the company, relating to the conduct of the company’s business, including those pertaining to product liability, intellectual property, safety and health, and employment matters. Although the outcome of litigation cannot be predicted with certainty, and some lawsuits, claims or proceedings may be disposed of unfavorably to the company, management

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
believes the disposition of matters that are pending will not have a material adverse effect on the company’s business, financial condition or results of operations.
23. BUSINESS SEGMENT INFORMATION
     The company defines its operating segments as components of its business where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The company’s chief operating decision maker (CODM) is the Chief Executive Officer.
     The company reports operating results under two segments: Body Systems and Chassis Systems. Body Systems is a major supplier of roof and door systems. Chassis Systems supplies ride control products, suspension systems and modules and steel wheels. The company’s products are used primarily in the manufacture of light vehicles, consisting of passenger cars, crossover vehicles, light trucks and sport utility vehicles, and in certain aftermarkets.
     Segment EBITDA is defined as income (loss) from continuing operations before interest, taxes, depreciation and amortization and loss on sale of receivables. The company uses segment EBITDA as the primary basis for the CODM to evaluate the performance of each of the company’s reportable segments.
     The accounting policies of the segments are the same as those applied in the combined financial statements of the company, except for the use of segment EBITDA. The company may allocate certain common costs, primarily related to corporate functions, between the segments differently than the company would for stand alone financial information prepared in accordance with GAAP. These allocated costs include expenses for shared services such as information technology, finance, communications, legal and human resources.
     Segment information is summarized as follows (in millions):

	2007	2006	2005
Sales:
Body Systems	$1,218	$1,192	$1,290
Chassis Systems	1,059	1,074	1,141

Total	$2,277	$2,266	$2,431

	2007	2006	2005
Segment EBITDA:
Body Systems	$(20)	$16	$23
Chassis Systems	57	47	(10)

Segment EBITDA	37	63	13
Loss on sale of receivables	(4)	(4)	(2)
Depreciation and amortization	(57)	(52)	(60)
Interest expense, net	(1)	(1)	(4)
Income tax benefit (provision)	(7)	(15)	(24)

Income (loss) from continuing operations	$(32)	$(9)	$(77)

	2007	2006	2005
Depreciation and Amortization:
Body Systems	$32	$28	$36
Chassis Systems	25	24	24

Total depreciation and amortization	$57	$52	$60

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

	2007	2006	2005
Capital Expenditures:
Body Systems	$35	$18	$26
Chassis Systems	37	20	26

Total capital expenditures	$72	$38	$52

	2007	2006	2005
Segment Assets:
Body Systems	$545	$508	$546
Chassis Systems	553	488	479

Total assets	$1,098	$996	$1,025

     Sales by geographic area are based on the location of the selling unit. Information on the company’s geographic areas is summarized as follows (in millions):

	2007	2006	2005
Sales by Geographic Area:
U.S.	$550	$645	$719
Canada	244	299	328
Mexico	120	92	82

Total North America	914	1,036	1,129

Germany	215	169	172
France	380	388	412
Other Europe	346	351	423

Total Europe	941	908	1,007

Asia/Pacific	132	114	102
South America	290	208	193

Total sales	$2,277	$2,266	$2,431

	2007	2006
Net Property by Geographic Area:
U.S.	$68	$74
Canada	58	52
Mexico	59	42

Total North America	185	168

France	40	32
Other Europe	50	50

Total Europe	90	82

Asia/Pacific	15	14
South America	43	36

Total	$333	$300

     Sales to Volkswagen AG represented 20 percent, 21 percent and 19 percent of the company’s sales in each of fiscal years 2007, 2006 and 2005, respectively. Sales to Chrysler LLC represented 16 percent of the company’s sales in fiscal year 2007. For fiscal years 2006 and 2005, sales to DaimlerChrysler AG (which owned Mercedes-Benz AG and Chrysler) represented 23 percent and 25 percent of the company’s sales, respectively. No other customer comprised 10 percent or more of the company’s sales in any of the three fiscal years ended September 30, 2007.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
24. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
     The following is a condensed summary of the company’s unaudited quarterly results for fiscal years 2007 and 2006.

	2007 Fiscal Quarters (Unaudited)
	First	Second	Third	Fourth	2007
	(in millions)
Sales	$529	$559	$623	$566	$2,277

Cost of sales	(501)	(511)	(574)	(525)	(2,111)
Gross margin	28	48	49	41	166
Provision for income taxes	(1)	(3)	(1)	(2)	(7)
Loss from continuing operations	—	(11)	(4)	(17)	(32)
Net loss	—	(12)	(5)	(14)	(31)
     The results of continuing operations included $9 million, $17 million and $29 million of pretax restructuring charges for the fourth, third and second quarters, respectively. The second quarter also included a net gain of $10 million related to the reversal of a previously recognized ride control asset impairment charge.

	2006 Fiscal Quarters (Unaudited)
	First	Second	Third	Fourth	2006
	(in millions)
Sales	$554	$581	$617	$514	$2,266
Cost of sales	(528)	(547)	(567)	(486)	(2,128)
Gross margin	26	34	50	28	138
Benefit (provision) for income taxes	—	3	(27)	9	(15)
Income (loss) from continuing operations	(3)	(1)	(11)	6	(9)
Net income (loss)	2	(2)	(14)	—	(14)
     The fourth quarter loss from continuing operations included $5 million of pretax restructuring costs. During the third quarter the company recognized a $5 million gain, primarily related to the extinguishment of debt owed to the minority partner. During the first and second quarters, the company recognized $1 million and $6 million, respectively, pretax restructuring charges in continuing operations.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
25. SUPPLEMENTAL COMBINED FINANCIAL INFORMATION

	2007	2006	2005
	(in millions)
Balance sheet data:
Allowance for doubtful accounts	$7	$8	$14
Statement of operations data:
Maintenance and repairs expense	33	28	27
Research, development and engineering expense	70	62	63
Depreciation expense	57	52	59
Provision for doubtful accounts	4	1	6
Rental expense	13	14	10
Statement of cash flows data:
Interest payments	3	3	5
Income tax payments, net	19	14	17
Non-cash investing activities — capital expenditures	$14	$7	$7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareowners of
ArvinMeritor, Inc.
Troy, Michigan
We have audited the accompanying combined balance sheets of the Light Vehicle Systems business of ArvinMeritor, Inc. (the “Company”) as of September 30, 2007 and October 1, 2006, and the related combined statements of operations, statements of parent’s net investment and comprehensive income (loss), and cash flows for each of the fiscal years ended September 30, 2007, October 1, 2006, and October 2, 2005. Our audits also included the financial statement schedule listed in the Index at Page F-1. These combined financial statements and financial statement schedule are the responsibility of the management of ArvinMeritor, Inc. Our responsibility is to express an opinion on the combined financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2007 and October 1, 2006, and the results of its operations and its cash flows for the fiscal years ended September 30, 2007, October 1, 2006, and October 2, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 1 to the combined financial statements, the Company is comprised of assets and liabilities used in managing and operating the light vehicle systems business of ArvinMeritor, Inc. The combined financial statements also include allocations of costs from ArvinMeritor, Inc. These allocations may not be reflective of the actual level of costs that would have been incurred had the Company operated as a separate entity apart from ArvinMeritor, Inc.
As discussed in Note 2 to the combined financial statements, effective September 30, 2007, the Company began to recognize the funded status of its benefit plans in its combined balance sheet to conform to Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of Statements of Financial Accounting Standards No. 87, 88, 106, and 132(R).
/s/ Deloitte & Touche LLP
Detroit, Michigan
May 27, 2008

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
COMBINED CONDENSED STATEMENT OF OPERATIONS
(in millions)

	Six Months Ended
	March 31,
	2008
	(As Restated,
	see Note 1)	2007
	(Unaudited)
Sales	$1,172	$1,074
Sales, affiliated companies	12	14

TOTAL SALES	1,184	1,088
Cost of sales	(1,104)	(1,012)

GROSS MARGIN	80	76
Selling, general and administrative	(74)	(59)
Restructuring costs	(15)	(29)
Other income (expense), net	(2)	8

OPERATING LOSS	(11)	(4)
Equity in losses of affiliates	—	(1)
Interest expense, net	(1)	(1)

LOSS BEFORE INCOME TAXES	(12)	(6)
Provision for income taxes	(10)	(4)
Minority interests	(2)	(1)

LOSS FROM CONTINUING OPERATIONS	(24)	(11)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(3)	(1)

NET LOSS	$(27)	$(12)

See notes to combined condensed financial statements.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
COMBINED CONDENSED BALANCE SHEET
(in millions)

		March 31,
	Pro Forma	2008
	March 31,	(As Restated,	September 30,
	2008	see Note 1)	2007
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$72	$72	$79
Receivables, trade and other, net	357	357	332
Receivables, trade and other, net, affiliated companies	19	19	13
Inventories	167	167	164
Other current assets	49	49	51

TOTAL CURRENT ASSETS	664	664	639

NET PROPERTY	334	334	333
GOODWILL	71	71	71
OTHER ASSETS	69	69	55

TOTAL ASSETS	$1,138	$1,138	$1,098

LIABILITIES AND PARENT’S NET INVESTMENT
CURRENT LIABILITIES:
Short-term debt	17	$17	$12
Accounts payable	422	422	528
Payables, trade, affiliated companies	—	—	8
Other current liabilities	218	218	233
Distribution payable to ArvinMeritor	100

TOTAL CURRENT LIABILITIES	757	657	781

LONG-TERM DEBT	7	7	7
RETIREMENT BENEFITS	165	165	152
OTHER LIABILITIES	28	28	24
MINORITY INTERESTS	41	41	39
PARENT’S NET INVESTMENT:
Parent’s net investment	63	163	79

Accumulated other comprehensive income	77	77	116

TOTAL PARENT’S NET INVESTMENT	140	240	95

TOTAL LIABILITIES AND PARENT’S NET INVESTMENT	$1,138	$1,138	$1,098

See notes to combined condensed financial statements.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
COMBINED CONDENSED STATEMENT OF CASH FLOWS
(in millions)

	Six Months Ended March 31,
	2008
	(As Restated,
	see Note 1)	2007
	(Unaudited)
OPERATING ACTIVITIES
Net loss	$(27)	$(12)
Less: Loss from discontinued operations, net of tax	(3)	(1)

Loss from continuing operations	(24)	(11)
Adjustments to loss from continuing operations to arrive at operating cash flows provided by (used for) continuing operations:
Depreciation and amortization	31	27
Impairment charges and adjustments, net	—	(12)
Restructuring costs, net of payments	(2)	24
Pension and retiree medical expense	10	10
Other adjustments to loss from continuing operations	—	1
Pension and retiree medical contributions	(7)	(23)
Changes in off-balance sheet receivable securitization and factoring	(8)	4
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, foreign currency adjustments and discontinued operations	(135)	5

Cash flows provided by (used for) continuing operations	(135)	25
Cash flows used for discontinued operations	(3)	(1)

CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(138)	24

INVESTING ACTIVITIES
Capital expenditures	(34)	(25)
Other	2	(2)

CASH USED FOR INVESTING ACTIVITIES	(32)	(27)

FINANCING ACTIVITIES
Net transfers from (to) ArvinMeritor	155	(39)
Net borrowings on lines of credit and other, net	5	1

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	160	(38)

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	3	—

CHANGE IN CASH AND CASH EQUIVALENTS	(7)	(41)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	79	70

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$72	$29

See notes to combined condensed financial statements.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
1. BASIS OF PRESENTATION
     The Distribution
     On May 6, 2008, ArvinMeritor, Inc. (ArvinMeritor) announced that its Board of Directors had approved a plan to separate its Light Vehicle Systems business into a separate, independent publicly traded company to be named Arvin Innovation, Inc. (Arvin Innovation). ArvinMeritor intends to accomplish this separation through a distribution of Arvin Innovation shares to ArvinMeritor stockholders that is tax-free for U.S. federal income tax purposes (the Distribution). Immediately following the Distribution, the stockholders of ArvinMeritor will own 100 percent of Arvin Innovation. Arvin Innovation’s entry into new credit facilities is a condition of the separation and distribution.
     The Light Vehicle Systems Business of ArvinMeritor (LVS or the company) is a global supplier of a broad range of integrated systems, modules and components serving and original equipment manufacturers (OEM) and certain aftermarkets.
     Basis of Presentation
     LVS represents the various operations within ArvinMeritor and its subsidiaries that collectively comprise the Light Vehicle Systems reporting segment of ArvinMeritor’s combined financial statements and includes assets, liabilities, revenues, expenses and cash flows directly attributable to such reporting segment. Historically, stand-alone financial statements have not been prepared for LVS. The accompanying combined financial statements have been derived from the financial statements and accounting records of ArvinMeritor, principally representing the LVS segment, using the historical results of operations and historical basis of assets and liabilities of LVS and reflect ArvinMeritor’s net investment in LVS. All intercompany balances and transactions between LVS entities have been eliminated. In addition, these historical financial statements do not include certain assets and liabilities of ArvinMeritor and its predecessors unrelated to LVS’ ongoing business that will be transferred to Arvin Innovation in connection with the distribution, including certain liabilities in respect of asbestos litigation, environmental matters and pension, retiree medical, workers compensation and other matters.
     Because a direct ownership relationship did not exist among all of the various units and entities comprising LVS, ArvinMeritor’s net investment (parent’s net investment) in LVS is shown in lieu of stockholders’ equity in the combined financial statements. Parent’s net investment is affected by net income or loss, foreign currency translation adjustments and certain intercompany transactions between LVS and ArvinMeritor. Intercompany balances not settled with ArvinMeritor are classified as a component of parent’s net investment. These balances principally include intercompany amounts due to or due from ArvinMeritor associated with its cash pooling program, income taxes and other amounts associated with ArvinMeritor’s management of LVS’ finance, audit, tax, treasury, legal, environmental, human resources, information technology and communications activities.
     The accompanying combined financial statements include allocations of costs that were incurred by ArvinMeritor for functions such as information systems, human resources, finance, legal, treasury and tax. The total costs allocated in the accompanying financial statements for these functions amounted to $21 million and $13 million for the six months ended March 31, 2008 and 2007, respectively. The primary driver underlying these allocations is LVS total forecasted revenue as a percentage of total consolidated ArvinMeritor forecasted revenue for each respective fiscal year. No allocation of corporate debt or corporate interest cost is reflected in these financial statements. Allocations have been determined on the basis of assumptions and estimates that management believes to be a reasonable reflection of the company’s utilization of those services. However, these allocations are estimates and the financial statements may not necessarily reflect LVS’ results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had LVS been a separate stand-alone entity during the periods presented. The company’s estimate of what stand-alone costs would have been for the six months ended March 31, 2008 if LVS had been a stand-alone entity during that period is

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
approximately $18 million. The company considers the amounts allocated to LVS by ArvinMeritor for the six months ended March 31, 2007 to be a reasonable estimate of what these costs would have been if LVS had been a stand-alone company in this period.
     LVS participates in cash pooling programs with ArvinMeritor that fund working capital requirements and capital expenditures. Average balances due to ArvinMeritor were $73 million and $135 million for the six months ended March 31, 2008 and 2007, respectively. Amounts outstanding under these programs are included in parent’s net investment in the combined condensed balance sheet and interest expense is excluded from the combined condensed statement of operations.
     The company’s fiscal year ends on the Sunday nearest September 30. The company’s fiscal quarters end on the Sundays nearest December 31, March 31 and June 30. The second quarter of fiscal years 2008 and 2007 ended on March 30, 2008, and April 1, 2007, respectively. All year and quarter references relate to the company’s fiscal year and fiscal quarters, unless otherwise stated. For ease of presentation, September 30 and March 31 are used consistently throughout this information statement to represent the fiscal year end and second quarter end, respectively.
     Unaudited Pro Forma Balance Sheet for ArvinMeritor Distribution Payment
     In connection with the separation from ArvinMeritor, the company expects to negotiate new borrowing arrangements in order to supplement its liquidity requirements. The company anticipates initially drawing down $125 million under its borrowing arrangements. The company expects to make a payment to ArvinMeritor at or prior to the distribution equal to the amount by which the $125 million proceeds from this drawdown plus the company’s cash on hand exceeds $100 million (leaving the company with cash of $100 million, $50 million for its ongoing working capital needs and $50 million for short-term obligations incurred while the company was a part of ArvinMeritor). Based on the March 31, 2008 unaudited pro forma combined condensed financial statements, the amount of this payment to ArvinMeritor would have been approximately $100 million.
Restatement of Previously Issued Unaudited Combined Condensed Financial Statements
     Subsequent to the issuance of the company’s combined condensed financial statements for the six months ended March 31, 2008, the company determined that $2 million of unrecognized tax benefits were inappropriately recognized in the six months ended March 31, 2008 due to an inaccurate assumption related to the expiration of the statute of limitations in certain jurisdictions. As a result, the company has restated its historical combined condensed balance sheet as of March 31, 2008 and combined condensed statements of operations and cash flows for the six months then ended.
     The following table presents the effects of the restatement on the unaudited combined condensed financial statements.

	Six Months Ended
	March 31, 2008
	As Originally
	Reported	Restated
	(Unaudited)
Statement of Operations
Provision for income taxes	(8)	(10)

Loss from continuing operations	(22)	(24)

Net loss	$(25)	$(27)

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

	March 31, 2008
	As Originally
	Reported	Restated
	(Unaudited)
Balance Sheet
Other assets	$71	$69
Total assets	1,140	1,138
Parent’s net investment	165	163
Total parent’s net investment	242	240
Total liabilities and parent’s net investment	1,140	1,138

	Six Months Ended
	March 31, 2008
	As Originally
	Reported	As Restated
	(Unaudited)
Statement of Cash Flows
Loss from continuing operations	$(22)	$(24)
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, foreign currency adjustments and discontinued operations	(137)	(135)
2. NEW ACCOUNTING STANDARDS
     Accounting standards implemented in fiscal year 2008:
     In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle.
     During the first quarter of fiscal year 2008, the company adopted FIN 48 and recognized all relevant tax positions in accordance with this Interpretation in the combined balance sheet as of October 1, 2007. See Note 4 for further information regarding the adoption of FIN 48.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
3. RESTRUCTURING COSTS
     At both March 31, 2008 and September 30, 2007, $48 million of restructuring reserves primarily related to unpaid employee termination benefits remained in the combined balance sheet. The changes in restructuring reserves for the six months ended March 31, 2008 are as follows (in millions):

	Employee		Plant
	Termination	Asset	Shutdown
	Benefits	Impairment	& Other	Total
Balance at September 30, 2007	$48	$—	$—	$48
Activity during the period:
Charges to continuing operations, net of reversals	13	1	1	15
Asset write-offs	—	(1)	—	(1)
Cash payments	(16)	—	(1)	(17)
Currency translation and other	3	—	—	3

Balance at March 31, 2008	$48	$—	$—	$48

     Performance Plus: During fiscal year 2007, ArvinMeritor launched a profit improvement and cost reduction initiative called “Performance Plus.” In conjunction with this initiative, LVS identified significant restructuring actions which would eliminate positions in North America and Europe and consolidate and combine certain global facilities of ArvinMeritor. LVS recorded $15 million of costs associated with this restructuring program in the first six months of fiscal year 2008, which primarily relate to employee termination benefits in connection with a reduction of approximately 110 salaried and hourly employees. Remaining costs of this restructuring program will be incurred over the next several years and are estimated to result in cumulative pre-tax charges totaling between $80 million and $90 million.
     Reversals and Adjustments: In the first six months of fiscal year 2008, the company reversed $1 million of restructuring costs relating to previously recorded employee severance benefits. Adjustments and reversals relate to changes in original facts and circumstances that result in revised estimates of the ultimate liability. Such circumstances would include the sale of a business, new labor arrangements and similar matters that develop subsequent to the original determinations.
4. INCOME TAXES
     For each interim reporting period, the company makes an estimate of the effective tax rate expected to be applicable for the full fiscal year. The rate so determined is used in providing for income taxes on a year-to-date basis. Jurisdictions with a projected loss for the year or an actual year-to-date loss where no tax benefit can be recognized are excluded from the estimated annual effective tax rate. The impact of including these jurisdictions on the quarterly effective rate calculation could result in a higher or lower effective tax rate during a particular quarter, based upon the mix and timing of actual earnings versus annual projections.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
     On October 1, 2007, the company adopted FIN 48, Accounting for Uncertainty in Income Taxes. The effect of applying the provisions of FIN 48 on the company’s combined balance sheet as of October 1, 2007 is as follows (in millions):

	Before		After
	Adoption of		Adoption of
	FIN 48	Adjustments	FIN 48
Non-current deferred income tax assets — other assets (see Note 7)	$33	$(10)	$23
Other assets (see Note 7)	22	14	36
Income taxes — other current liabilities (see Note 8)	(34)	13	(21)
Other liabilities (see Note 9)	(24)	13	(11)
Parent’s net investment	(79)	4	(75)
     Upon adoption of FIN 48 as of October 1, 2007, the company had approximately $107 million of gross unrecognized tax benefits of which $9 million represents the amount that, if recognized, would favorably affect the effective income tax rate in future periods. At March 31, 2008, the amount of gross unrecognized tax benefits and the amount that would favorably affect the effective income tax rate in future periods were $108 million and $10 million, respectively.
     The company files tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. The company’s U.S. and Canadian federal income tax returns for fiscal years 2003 through 2005 are currently under audit. The company’s French subsidiary is currently under audit for fiscal years 2005 through 2007. The company’s German subsidiary is under audit for fiscal years 2002 through 2006. In addition, the company is under audit in various U.S. state tax jurisdictions for various years. It is reasonably possible that audit settlements, the conclusion of current examinations or the expiration of the statute of limitations in several jurisdictions could significantly change the company’s unrecognized tax benefits during the next twelve months. However, quantification of an estimated range cannot be made at this time.
     In addition to the audits discussed above, the company has open tax years primarily from 1999-2007 with various significant taxing jurisdictions including the United States, Brazil, Canada, France, Germany, Mexico and the United Kingdom. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle. The company has recorded a tax benefit only for those positions that meet the more-likely-than-not standard.
     The company’s continuing practice is to recognize interest and penalties on uncertain tax positions in the provision for income taxes in the combined statement of operations. At March 31, 2008 and at October 1, 2007, the company has recorded $2 million of interest and $3 million in penalties on uncertain tax positions in the combined balance sheet.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS
5. INVENTORIES
     Inventories are stated at the lower of cost (using first-in, first-out (FIFO) or average cost methods) or market (determined on the basis of estimated realizable values) and are summarized as follows (in millions):

	March 31,	September 30,
	2008	2007
Finished goods	$79	$88
Work in process	15	12
Raw materials, parts and supplies	73	64

Total	$167	$164

6. OTHER CURRENT ASSETS
     Other current assets are summarized as follows (in millions):

	March 31,	September 30,
	2008	2007
Current deferred income tax assets	$10	$10
Customer reimbursable tooling and engineering	22	22
Assets held for sale	3	—
Prepaid and other	14	19

Other current assets	$49	$51

     Costs incurred for tooling and engineering for which customer reimbursement is contractually guaranteed are classified as customer reimbursable tooling and engineering. These costs are billed to the customer based on the terms of the contract. Provisions for losses are provided at the time management expects costs to exceed anticipated customer reimbursements.
     The company holds certain assets as held for sale. These assets primarily relate to land and buildings that have been closed through restructuring and other rationalization actions. The company expects to complete the sale of these properties in fiscal year 2008.
7. OTHER ASSETS
     Other Assets are summarized as follows (in millions):

	March 31,	September 30,
	2008	2007
Non-current deferred income tax assets (see Note 4)	$33	$33
Assets for uncertain tax positions (see Note 4)	12	—
Prepaid pension costs	5	5
Other	19	17

Other assets	$69	$55

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS
8. OTHER CURRENT LIABILITIES
     Other current liabilities are summarized as follows (in millions):

	March 31,	September 30,
	2008	2007
Compensation and benefits	$50	$68
Restructuring (see Note 3)	48	48
Income taxes (see Note 4)	26	34
Taxes other than income taxes	31	21
Product warranties	16	18
Reserve for commercial dispute	20	11
Current deferred income tax liabilities	3	3
Other	24	30

Other current liabilities	$218	$233

     In fiscal year 2006, a customer of the company initiated a field service campaign related in part to a product of the company, which covered approximately 750,000 vehicles. The customer has instituted proceedings against ArvinMeritor seeking reimbursement of costs associated with the field service campaign as well as other warranty costs. In the first quarter of fiscal year 2008, the company recognized a charge of approximately $9 million, increasing its reserve to $20 million. During the third quarter of fiscal year 2008, the company recognized a charge of approximately $5 million, increasing its reserve to $25 million. The company is attempting to resolve the dispute pursuant to a commercial settlement and the ultimate resolution may have a material adverse effect on the company’s business, financial condition or results of operations. However, the company cannot estimate at this time the range of any possible additional loss.
     The company records product warranty liabilities based on individual customer or warranty-sharing agreements. Product warranties are recorded for known warranty issues when amounts can be reasonably estimated.
     A summary of the changes in product warranties is as follows (in millions):

	Six Months Ended
	March 31,
	2008	2007
Total product warranties — beginning of period	$30	$29
Accruals for product warranties	8	10
Payments	(16)	(10)
Change in estimates and other	(1)	—

Total product warranties — end of period	21	29
Less: Non-current product warranties (see Note 9)	(5)	(15)

Product warranties — current	$16	$14

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS
9. OTHER LIABILITIES
     Other Liabilities are summarized as follows (in millions):

	March 31,	September 30,
	2008	2007
Non-current deferred income tax liabilities	$2	$2
Liabilities for uncertain tax positions (see Note 4)	13	—
Product warranties (see Note 8)	5	12
Other	8	10

Other liabilities	$28	$24

10. FINANCIAL INSTRUMENTS
Fair Value
     Fair values of financial instruments are summarized as follows (in millions):

	March 31,		September 30,
	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Cash and cash equivalents	$72	72	79	79
Foreign exchange contracts — asset	4	4	5	5
Foreign exchange contracts — liability	—	—	2	2
Short-term debt	17	17	12	12
Long-term debt	7	7	7	7
     Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The carrying value approximates fair value because of the short maturity of these instruments.
     Foreign exchange forward contracts — Fair values are estimated by obtaining quotes from external sources.
     Short-term debt — The carrying value of short-term debt approximates fair value because of the short maturity of these borrowings.
     Long-term debt — Fair values are based on interest rates that would be currently available to the company for issuance of similar types of debt instruments with similar terms and remaining maturities.

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS
11. RETIREMENT BENEFIT LIABILITIES
     Retirement Benefit Liabilities consisted of the following (in millions):

	March 31,	September 30,
	2008	2007
Retiree medical liability	$64	$62
Pension liability	107	96

Subtotal	171	158
Less: current portion (included in compensation and benefits)	(6)	(6)

Retirement benefit liabilities	$165	$152

     The components of net periodic pension and retiree medical expense, including discontinued operations, for the six months ended March 31, are as follows:

	2008		2007
	Pension	Retiree Medical	Pension	Retiree Medical
Service cost	$4	$1	$3	$1
Interest cost	9	2	9	1
Assumed return on plan assets	(10)	—	(9)	—

Amortization of prior service costs	—	—	1	—
Recognized actuarial loss	3	1	3	1

Total expense	$6	$4	$7	$3

12. COMPREHENSIVE INCOME
     On an annual basis, disclosure of comprehensive income is incorporated into the Combined Statement of Parent’s Net Investment and Comprehensive Income. This statement is not presented on a quarterly basis. Comprehensive income includes net income (loss) and components of other comprehensive income, such as foreign currency translation adjustments and unrealized gains and losses on equity securities.
     Comprehensive income is summarized as follows (in millions):

	Six Months Ended
	March 31,
	2008	2007
Net loss	$(27)	$(12)
Foreign currency translation adjustments	60	25
Unrealized gain on investments, net of tax	1	—

Comprehensive income	$34	$13

13. BUSINESS SEGMENT INFORMATION
     The company defines its operating segments as components of its business where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources

THE LIGHT VEHICLE SYSTEMS BUSINESS OF ARVINMERITOR, INC.
NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS
and in assessing performance. The company’s chief operating decision maker (CODM) is the Chief Executive Officer.
     The company reports operating results under two segments: Body Systems and Chassis Systems. Body Systems is a major supplier of roof and door systems. Chassis Systems supplies ride control products, suspension systems and modules and steel wheels. The company’s products are used primarily in the manufacture of light vehicles, consisting of passenger cars, crossover vehicles, light trucks and sport utility vehicles, and in certain aftermarkets.
     Effective with the 2007 fiscal year, the company began measuring segment operating performance based on income (loss) from continuing operations before interest, taxes, depreciation and amortization and loss on sale of receivables (segment EBITDA). The company uses segment EBITDA as the primary basis for the CODM to evaluate the performance of each of the company’s reportable segments.
     The accounting policies of the segments are the same as those applied in the combined financial statements of the company, except for the use of segment EBITDA. The company may allocate certain common costs, primarily related to corporate functions, between the segments differently than the company would for stand alone financial information prepared in accordance with GAAP. These allocated costs include expenses for shared services such as information technology, finance, communications, legal and human resources.
     The carrying value of goodwill at both March 31, 2008 and September 30, 2007 was $22 million and $49 million for the Body Systems segment and Chassis Systems segment, respectively.
     Segment information is summarized as follows (in millions):

	Six Months Ended
	March 31,
	2008	2007
Sales:
Body Systems	$674	$593
Chassis Systems	510	495

Total sales	$1,184	$1,088

SEGMENT EBITDA:
Body Systems	$11	$(15)
Chassis Systems	9	38

Segment EBITDA	20	23
Loss on sale of receivables	(2)	(2)
Depreciation and amortization	(31)	(27)
Interest expense, net	(1)	(1)
Provision for income taxes	(10)	(4)

Loss from continuing operations	$(24)	$(11)

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended September 30, 2007, 2006 and 2005

	Balance at	Charged
	Beginning	to costs	Other		Balance at
Description (in millions)	of Year	and expenses	Deductions		End of year
Year ended September 30, 2007:
Allowance for doubtful accounts	$8	$4	$(5)	(a)	$7
Deferred tax asset valuation allowance	180	34	(13)	(b)	201

Year ended September 30, 2006:
Allowance for doubtful accounts	$14	$1	$(7)	(a)	$8
Deferred tax asset valuation allowance	156	35	(11)	(b)	180

Year ended September 30, 2005:
Allowance for doubtful accounts	$15	$6	$(7)	(a)	$14
Deferred tax asset valuation allowance	125	72	(41)	(b)	156

(a)	Uncollectible accounts written off.

(b)	These amounts do not include losses and respective valuation allowances related to U.S. operations that will remain with ArvinMeritor subsequent to the distribution.